Form 20-F
GENOIL INC
filed 2003-08-26
CIK 1261002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number [001-31782]

GENOIL INC.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

101 — 6 Avenue S.W., Suite 650
Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, Fully Paid and Non Assessable Common Shares without Par Value	TSX Venture Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002: 141,948,050 shares of Common Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes   ☒   No

     Indicate by check mark which financial statement item the registrant has elected to follow.  ☒  Item 17 ☐  Item 18

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

     A.     Directors and senior management.

     The following are the names and positions of the directors and senior management of Genoil Inc. (the “Company”). Each director and officer may be reached by contacting the Company’s corporate headquarters at 101 — 6 Avenue S.W., Suite 640, Calgary, Alberta, Canada T2P 3P4.

Name	Position
Thomas F. Bugg	Director, President and Chief Operating Officer
Harley Mintz	Director
David Lifschultz	Director, Chairman and Chief Executive Officer
John O’Donnell	Director
Lawrence Lifschultz	Director
Jose Lourenco	Vice President Engineering
Hannu Salokangas	Process Control Senior Engineer

     B.     Advisers.

     The law firm of Bennett Jones LLP, 4500 Bankers Hall East, 855 — 2nd Street SW, Calgary, Alberta T2P 4K7, acts as an adviser to the Company and has done so for the preceding five years.

     C.     Auditors.

     The Company’s independent auditors are KPMG LLP, Chartered Accounts, 1200, 205 — 5 Avenue S.W., Calgary, Alberta, Canada, T2P 4B9. KPMG LLP has been the Company’s independent auditors for the preceding three years.

     KPMG LLP is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Alberta.

Item 2.    Offer Statistics and Expected Timetable

     Not applicable.

Item 3.    Key Information

     A.     Selected financial data.

     The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 14 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes thereto, and the other information contained in this document.

     The following selected consolidated financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from the Company’s audited Consolidated Financial Statements, which are included elsewhere herein, and was prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 14 to the Consolidated Financial Statements.

     The Company’s Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”).

Genoil Inc.
Selected Consolidated Financial Information
(Canadian GAAP)

	2002	2001	2000	1999	1998

Net Operating Revenues	30,100	1,124,343		443,985	7,128,759
Income (loss) from Operations (Income (loss) before taxes)	(2,977,152)	(2,125,228)	(16,382,100)	(24,151,155)	4,341,264
Income (loss) from Continuing Operations
- Canadian GAAP	(2,977,152)	(2,125,228)	(770,469)
- U.S. GAAP	(2,999,258)	(2,498,391)	(794,200)
Net Income (loss)	(2,977,152)	(2,125,228)	(16,421,492)	(24,207,505)	4,247,198
Net Income (loss) Per Share (Basic)	(0.03)	(0.02)	(0.20)	(0.36)	(0.13)
Income (loss) from Continuing Operations per share	(0.03)	(0.03)	(0.01)
Total Assets
- Canadian GAAP	10,239,807	7,457,618
- U.S. GAAP	10,239,807	7,457,618	5,246,759	19,661,568	23,848,028
Net Assets
- Canadian GAAP	6,758,878	4,161,074
- U.S. GAAP	6,758,878	4,161,074	123,943	1,845,675	4,843,613
Capital Stock*
- Canadian GAAP	10,821,762	5,246,806
- U.S. GAAP	43,891,829	38,294,767	18,916,908	14,247,948	9,448,518
Diluted Net Income Per Share	(0.03)	(0.02)	(0.20)	(0.36)	(0.07)

*	excluding long term debt and redeemable preferred stock

**	as Adjusted to Reflect Changes in Capital

***	in both the currency of the financial statements and the host country currency, including the formula used for any adjustments to dividends declared

Number of Shares Issued

     The number of shares issued in the last five years are 10,821,762 in 2002; 5,246,806 in 2001; 18,916,908 in 2000; 14,247,948 in 1999; and 9,448,518 in 1998.

     As at December 31, 2002 141,948,050 shares of the Company were issued and outstanding, whereas at a year earlier at December 31, 2001 there were 103,454,585 shares of the Company issued and outstanding.

     Currency and Exchange Rates

     Canadian Dollar Value for 1 US$ (as published by the Federal Reserve Bank of New York):

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended December 31, 1998	1.4854
Year Ended December 31, 1999	1.4854
Year Ended December 31, 2000	1.5224
Year Ended December 31, 2001	1.5032
Year Ended December 31, 2002	1.5705

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

     B.     Capitalization and indebtedness.

     The table below sets forth the Company’s total indebtedness and capitalization as of March 31, 2003 as stated in the Company’s unaudited interim financial statements of the same date. You should read this table in conjunction with the Consolidated Financial Statements and accompanying notes.

Genoil Inc.

Capitalization and Indebtedness
at March 31, 2003

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$554,997
Due to related parties*	85,191

640,188
Note Payable**	2,698,883
Shareholders’ equity:
Share capital	11,004,134
Deficit	(4,897,456)

6,106,678

$9,445,749

*	During the three-month period ended March 31, 2003 and 2002 a company controlled by an officer and director of the Company provided technical and administrative services to the Company. No fees were charged for these services.

In March 2003, the Company issued 1,508,397 common shares ranging from $0.10 to $0.13 per share to pay $177,172 of accounts payable. Of the shares issued, 313,860; 303,765; and 74,208 were issued to an employee of the Company, to a company controlled by an officer of the Company and to a company controlled by a director of the Company, respectively.

**	The Company holds a note for a $2.3 million loan made to the Company. On June 4, 2003 the note holder agreed to extend the due date of principal and interest due to January 12, 2005. Accordingly, the principal and interest due at March 31, 2003 has been classified as a long-term liability.

     C.     Reasons for the offer and use of proceeds.

     Not applicable.

     D.     Risk factors.

     Going Concern

     To date the Company has not attained commercial operations from its various patents and technology rights. $2,698,883 of principal and interest owed to a note holder was overdue at March 31, 2003 (December 31, 2003 - $2,647,133) but the note was subsequently extended to January 12, 2005. The future of the Company is dependent upon its ability to maintain the continued financial support of the note holder (see Item 3.B “Capitalization and indebtedness”) and to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The Consolidated Financial Statements are prepared on the basis that the Company will continue to operate throughout the next fiscal period to March 31, 2004 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

     General Risk Factors

     An investment in the Company’s common shares should be considered highly speculative. In addition to other information in this
Form 20-F, you should carefully consider the following factors when evaluating the Company and the Company’s business.

     Much of the information included in this application includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by the Company and the Company’s management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not obtain sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

     The Company has incurred significant losses and has used cash in its operations. The Company expects to continue to incur significantly greater costs than revenue received and consequently expects to incur losses in the near term. If the Company achieves profitability, it may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive of the Company’s technology. In all areas of the Company’s business, the Company may compete against entities that may have greater technical and financial resources. The Company is dependent upon external sources of financing which may not be available on acceptable or economic terms.

     In reference to the foregoing, the Company attempts to mitigate these risks by hiring qualified personnel, either directly as employees, or indirectly as service contractors. The Company’s philosophy is to focus on a limited number of technological innovations, in order to develop technical and managerial expertise in each area. The Company attempts to adhere to sound operational standards and to conduct its operations in a manner that complies with government regulations and guidelines. The Company insures its operations.

     The section that follows addresses several of the risk factors related to the Company’s operations in more detail.

     The Company has issued common share purchase warrants and options, the conversion and/or exercise of which would have a dilutive effect on the Company’s earnings per share.

     As of December 31, 2002, the Company had reserved 10,000,000 Common Shares for issuance upon the exercise of stock options. Such Common Shares represent a potential equity dilution of approximately 14%, based upon 153,849,122 being the total number of outstanding Common Shares after issuance of such shares. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares, and the Company may grant additional stock options. The Company is authorized to issue an unlimited number of Common Shares. Issuance of additional shares would be subject to TSX Venture Exchange (the “Exchange”) regulatory approval and compliance with applicable securities legislation. The Company currently has no plans to issue Common Shares other than upon the exercise of warrants and for the purpose of raising funds for general working capital requirements, or to accommodate strategic partnerships, which issuance would be subject to Exchange approval.

     At December 31, 2001 the acquirer of the former parent of the Company and others held warrants entitling them to purchase 11,737,500 and 11,262,500 shares, respectively at $0.40 per share. During 2001 the warrants were re-priced to $0.10 per share and the expiry date was extended from November 30, 2001 to November 30, 2002. On November 30, 2002, 11,737,500 warrants expired and the term of 11,262,500 warrants was extended to February 12, 2004.

     In consideration for refinancing the $2,300,000 loan (see Item 3.B “Capitalization and indebtedness”), the Company granted the lender the right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2005 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the estimated fair value of these rights is $1,564,000. This amount will be recognized as a financing cost over the term of the loan.

     Third parties may claim that the Company infringes their proprietary rights.

     The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the oil and gas industry increases, the Company may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require the Company to stop selling or delay shipping, or cause the redesign of the Company’s product. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that the Company has with some of its customers.

     The Company may not be able to protect its proprietary information.

     The Company relies on a combination of copyright, patents and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

     U.S. investors may have difficulty enforcing judgments against the Company or the Company’s management.

     The Company is incorporated in Canada. All but three of the Company’s directors and all except one of the Company’s executive officers reside in Canada. In addition, substantially all of the Company’s assets are located outside the United States. As a result, U.S. investors may not be able to:

•	effect service of process upon the Company or these persons within the United States; or

•	enforce against the Company or these persons in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

•	initiate a derivative suit on behalf of the Company.

     As all or a substantial portion of the Company’s assets and the assets of the Company’s directors and executive officers are located in Canada, excepting the assets of the non-Canadian directors, there may be difficulty in enforcing against the Company or such persons or against the Company’s assets, judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

Item 4.    Information on the Company

     A.     History and development of the Company.

     The Company

     The Company resulted from the amalgamation on September 5, 1996 under the Canada Business Corporations Act of Genoil Inc. and Continental Fashion Group Inc. (“CFG”), a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger, CFG had no assets, no liabilities and did not carry on any business.

     History

1996	-	The Company resulted from the amalgamation between Genoil Inc. and Continental Fashion Group Inc.
1997	-	Interests in oil and gas properties located in the Province of Quebec were acquired by the Company;
	-	St. Genevieve Resources Ltd., the Company’s parent, re-directed funds from the Company’s accounts, leaving the Company insolvent;
	-	Debt was converted that was owed by Explogas Ltd. for farm-in rights in Cuba offshore and onshore and a related party transaction by which the Company acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt the Company sold all of its shares in Explogas.
1998	-	Beau Canada Exploration (“Beau”) re-capitalized the Company and the Company became a subsidiary of Beau;
	-	The board of directors and management of the Company were replaced;
	-	The Company changed its year end to December 31st;
	-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased by the Company;
	-	The Company listed on the Canadian Venture Exchange (CDNX).
1999	-	All outstanding common shares of CE3 Technologies were acquired by the Company;
	-	The Company’s subsidiaries were CE3 Technologies Inc. (“CE3”), Enviremedial Services Inc. (“Enviremedial”) (CE3 is sole shareholder of this Enviremedial), and Genoil Merchant Banking Intragroup Restricted Limited;
	-	Cuban interests owned by the Company were sold.

2000	-	All Canadian royalty interest and producing properties were sold to Beau Canada for $1,700,000;
	-	A subsidiary of the Company was sold to Beau;
	-	Beau distributed its holdings in Genoil to its Shareholders and so was no longer the parent of the Company;
	-	CE3 was placed into receivership;
	-	The registered office of the Company was changed from Toronto, Ontario to Calgary, Alberta.
2001	-	All of the intellectual property of CE3 as well as certain capital assets, including the pilot upgrader facility, were acquired by the Company;
	-	Exclusive rights to the Americas and the Caribbean for oil-water separation technology held by the Company were extended for 5 to 10 years.
2002	-	The Company purchased Hydrogen Solutions Inc. and was assigned the license existing for EHG Technology LLC (“EHG”) technology;
	-	The Company acquired exclusive rights to a process for generating hydrogen from water;
	-	Patent rights for a three-phase oil water separator were acquired by the Company as was an existing commercial unit;
	-	The Company completed the first tranche of a non-brokered private placement through which it issued 7,532,806 common shares at a price of $0.18 per common share;
	-	A non-brokered private placement was closed by the Company through which it issued 20,226,853 common shares at a price of $0.10 per common share.
2003	-	A partnership between EHG and the Company for the purpose of conducting tests at a site in Romania of its hydrogen generating technology was ongoing between the parties;
	-	Mr. David K. Lifschultz, a director of the Company, acquired shares of the Company by way of a private placement bringing his total holdings to 20.5% of the issued and outstanding shares of the Company;
	-	Outstanding warrants issued by the Company representing 11,262,500 common shares of the Company were extended for one additional year to February 12, 2004;
	-	A number of shares for debt agreements were reached with several of the Company’s creditors for approximately $110,000 of its outstanding debt, subject to regulatory approval.

     Subsidiaries

     Not Applicable.

     B.     Business overview.

     General Development of the Business

     The Company’s principal business is the development of technologies relating to the oil and gas industry. The Company’s present goal is to commercialize its technologies internationally.

     The Company owns rights to several patented and proprietary technologies. A number of products are under development by the Company from these technologies. A discussion of these products follows.

     Pilot Heavy Oil Upgrader

     The Company owns heavy oil upgrader technology. The Company’s upgrader uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the upgrader to be developed for both heavy oil and bitumen. The Company’s pilot upgrader has progressed through the development stage.

     In 2002, the Company moved its pilot upgrader to a new location at Two Hills, Alberta. The Company has established its own testing site in order to test specific grades of crude oil used in the refining operations of companies interested in the technology. Tests show that the Company’s process may have the capability to increase refinery output by up to 25% when compared to the industry’s prevailing technology based on carbon rejection methods, depending on numerous factors including existing refiner process equipment applied and type of crude oil to be used. During test of the upgrader in 2001 tarsand bitumen was upgraded from 6.8 API to 28 API gravity using the Company’s process. Liquid yields were greater than 100% with no petroleum coke production. The Company’s process may also capable of yielding a key environmental benefit by lowering sulfur pollution during the refining process from 5% to 0.2%.

     The Company plans to use the pilot upgrader as part of a strategy to actively market the Company’s process and license its technology throughout the world’s oil refining industry. The Company has executed 12 marketing agreements granting marketing organization parties the right to sell the upgrader technology into international markets on a commission basis. The marketing organization parties are either individuals or organizations in Venezuela, Brazil, Cuba, Trinidad and Tobago, Mexico, Columbia, Chile, the US Virgin Islands, Romania, the Middle East, Great Britain, Spain, the United States, Canada, Korea and China.

     The Company has also executed an agreement with a foreign oil company whereby testing of the pilot heavy oil upgrader may be conducted utilizing foreign oil. The foreign oil company has contracted to provide samples of their oil to be processed by the pilot heavy oil upgrader. Testing commenced in accordance with the agreement in July, 2003 and has continued through the month of August, 2003. Tests are expected to be completed as of September, 2003 at which point a review of the results will be conducted during the months of September and October, 2003 Engineering personnel of both parties will be involved in conducting the tests.

     Oil/Water Separation

     The Company owns oil/water separator technology rights. The Company’s Oil/Water Separator separates oil from water at the wellhead. An Oil/Water Separator test unit was outfitted at a Romanian facility under the direct supervision of the Company’s engineering staff and is presently located at the Company’s upgrader facility for testing at Two Hills, Alberta, Canada.

     The separator unit is expected to be available at the Company’s Two Hills upgrader site for demonstrations to interested oil producers in 2003. The Company has executed 12 marketing agreements granting marketing organization parties the right to sell the separator technology into international markets on a commission basis. The marketing organization parties are either individuals or organizations in Venezuela, Brazil, Cuba, Trinidad and Tobago, Mexico, Columbia, Chile, the US Virgin Islands, Romania, the Middle East, Great Britain, Spain, the United States, Canada, Korea and China.

     Jet Pump

     The Company owns rights in jet pump technology. The pump was originally designed and engineered for carrying sand at a sand-cleaning plant. This sand cleaning technology is still in the Company’s stable of technologies, but management has held back its development. The jet pump is constructed from several components, some of which are patented by others inventors. The Company has developed an engineering design of the jet pump that has the potential to offer a number of applications across several industries. These applications will be examined in the coming months.

     A half-year test trial at a Canadian steel mill has been conducted on the Company’s jet pump technology. As a result of the test, the specifically adapted version of the jet pump technology was ultimately purchased by the mill that tested the technology to carry slurry waste for $70,000 in 2002 (this amount is shown in the Consolidated Financial Statements as offset by Engineering and Equipment costs, not as revenue). The Company believes this would be applicable for all other existing steel mills.

     Tank De-Sander

     The Company’s tank de-sanding technology removes residual sand from oil tanks. Special tanks are used at well sites as part of an initial process that removes impurities from oil. It is anticipated that the Company’s technology may function in a manner that would reduce overhead costs presently incurred when de-sanding oil tanks.

     Hydrogen Technology

     On January 29, 2002, the Company acquired Hydrogen Solutions Inc. for a purchase price of 10.5 million common shares of the Company and 32.5% royalty based on net operating income relating to hydrogen production. The acquired company has the exclusive rights for specific applications of a process for the production of hydrogen from water called Gravitational Electrolysis. This process will require further research and development together with more testing in the future. The process, if proven, has the potential to reduce the cost of hydrogen production as compared to conventional methods.

     Gravitational Electrolysis comprises a cylindrical vessel filled with a specially prepared electrolyte solution that is rotated at a very high speed. The centrifugal force generated within the vessel acts selectively upon positive and negative ions due to their different atomic weights. The rotation initiates an electric current that causes a self-electrolysis process, fuelled by water to create hydrogen and oxygen. The higher the rotational speed the more efficient the unit may become. Due to the facts that very little external electricity is consumed during the process and only water is required by the process, it is anticipated that the cost to produce hydrogen may be lower than the costs associated with related upgrading technologies in use today, in particular methane steam reforming. The Electrical Hydrogen Generator (“EHG”) is designed to operate on a continual basis to produce a H2/O2 gaseous product with continuous feed water and ambient heat exchange. The composition and function of the hydrogen technology presents some unique design and metallurgical challenges which the Company must overcome in order to market the technology.

     Some of the inherent challenges in the technology are as follow:

•	The application of the technology will require a supply of ultra-pure water to prevent scaling of the EHG and contamination of the electrolyte, as scaling and contamination may be detrimental to the successful performance of the unit.

•	In order to separate the H2/O2 internally the H2 must be of a purity of 99% or higher.

•	The process creates a gravitational field capable of separating ions. However, the selection of electrolyte and method to introduce water into the reaction zone may offer some challenges in that the ability to re-hydrate a specific ion without creating sludge may be difficult.

     The Company has constructed a prototype EHG unit for testing purposes. An initial test of the EHG was performed by the Company in 2002. This test did not produce the anticipated results. However, it is the intention of the Company to proceed with further testing upon a future date. At the present time no finances are being allotted to this project by the Company in the short-term.

     Marketing of Micro-Technologies

     The Oil/Water Separator, the Jet Pump, and the Tank Cleaner represent micro-technologies that have been developed out of larger projects. It is the Company’s intention to market the micro-technologies as a source of revenue. The Company intends to bring these micro-technologies to market in the near future.

     Revenues from Product Sales

     The majority of the Company’s products continue to be at the development stage and therefore are not producing revenues at this time.

     The following table presents product revenues for the past three fiscal years ended December 31 by source:

	2002	2001	2000

Pilot Upgrader	$30,100	$1,124,343	—
St. Genevieve Settlement	—	400,000	—

Total Revenue	$30,100	$1,524,343	—

A jet pump was sold in 2002 for $70,000 (this amount is not shown as revenue in the Consolidated Financial Statements because it is offset by Engineering and Equipment costs).

     Capital Expenditures Relating to the Sale of Products

     The Company is primarily involved in the development of its technologies for commercial application. Two full-time employees and two consultants were engaged in selling and marketing the Company’s products during 2002.

     The following table presents capital expenditures relating to the sale and marketing of the Company’s products for the past three fiscal years ended December 31 by source:

	2002	2001	2000

Pilot Upgrader	712,393	2,382,586	—
Administration	1,334,443	368,170	770,469
Interest	206,708	238,436	—
Depreciation and Amortization	753,708	660,379	—

Total Capital Expenditures	3,007,252	3,649,571	770,469

     The Company does not intend to commit to any capital expenditures of any other nature, beyond expenditures necessary for the development and maintenance of its technologies, in the near future.

     The Company anticipates that in the near future the oil-water separator will be its primary source of revenue with the upgrader being the largest potential contributor in the medium to long-term. The jet pump and tank de-sanding technology will be pursued by the Company to develop revenue as quickly as possible.

     Geographic Markets

     100% of the Company’s revenues in fiscal years 2002, 2001 and 2000 were from Canada.

     Intellectual Property Rights

     The Company has 16 patent applications under review in Canada, the United States, Mexico, Venezuela, Brazil, Peru and Europe and has been granted 4 US patents, Patent nos. 6,074,549; 6,527,960; 6,588,601 and 6,125,865. Russian patent, Patent no. 2,339,938, has been assigned to the Company. The Company either owns or licenses the rights to all intellectual properties used in its products.

     The Company has copyright and patent rights, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the aforementioned patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into nondisclosure agreements with its suppliers and contractors and employees involved in the technical workings of the Company, as appropriate, so as to limit access to and disclosure of its proprietary information.

These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Company.

     Sales, Marketing and Distribution

     The Company is presently involved in pursuing sales of its Oil/Water Separator Units. It is the Company’s intention to apply any monies earned from sales of Oil/Water Separator Units to provide cash flow for the Company’s ongoing operations. The Company is also pursuing testing of a variety of crudes, tar sands and catalysts at its upgrader facility on a fee-for-service basis. The Company is presently testing crude oil for a foreign oil company. The results of the test will be determined over the next several weeks. The Company will be further pursuing sales of jet pumps for steel mills and other potential markets.

     The Company sold a jet pump unit to a Canadian steel mill in 2002 for $70,000 (this cost is not shown as revenue in the Consolidated Financial Statements, but is offset by Engineering and Equipment costs).

     The Company intends to market the Company’s products and license its technology throughout the world’s oil refining industry. To this end, the Company is currently involved in discussions and negotiations with a refinery in the United States regarding possible testing and purchases of its upgrader technology. However, the company has not restricted its efforts to North America. The Company is presently engaged in discussions with refining operations in Europe, Latin America, Asia, Africa and the Middle East.

     During its fiscal year 2002, the Company had two full-time employees and two consultants engaged in sales and marketing products.

     Competition

     The Company is aware that several other companies may be presently pursuing the development of technologies in the oil and gas industry. The Company acknowledges that it is possible that some of these technologies may be similar in nature to the Company’s products and technologies. Such companies, should they be involved in selling or developing the same technology as the Company, may be potential competitors of the Company.

     Government Regulations

     To management’s knowledge, there are several government regulations that must be complied with by the Company. Failure to comply with government regulations could adversely affect the Company’s business. Certain government regulations require the imposition of standards that are normally a part of industry knowledge, and as such, would be understood and acted upon by the Company in the normal course of doing business.

     Plan of Operation

     No material changes are expected in the Company’s plan of operations in the fiscal year 2003. The Company intends to continue to focus on marketing and developing its products in the immediate future.

     C.     Organizational structure.

     The Company does not have any wholly-owned subsidiaries.

     D.     Property, plant and equipment.

     Human Resources and Facilities

     The Company presently has three main areas of operation, an office in Edmonton, Alberta, an office in Calgary, Alberta and a research and development site located at Two Hills, Alberta.

     The Company has four employees based at its office in Edmonton, Alberta and hires other outside consultants as required. The Company leases 8,300 square feet, 4,400 of which it rents to another company. The Company uses its Edmonton office for Research and Development.

     The Company has two employees and one consultant based at its office in Calgary, Alberta. The Company leases 2,318 square feet. The Company uses its Calgary office for corporate administration.

     The Company has six employees based at its facilities located in Two Hills, Alberta. The Company uses its Two Hills facilities for Research and Development and client demonstrations.

     There are no present plans to construct, expand, or improve the Company’s facilities.

Item 5.   Operating and Financial Review and Prospects

     Forward-Looking Statements

     Statements in this report, or any document filed by the Company with the different governing authorities, by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reforms Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

     The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     A.     Operating results

     Overview

     The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada, which conform in all material respects with US generally accepted accounting principles except as disclosed in Note 14 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with US generally accepted accounting principles and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities, results of operations, cash flows and financial condition of the Company for the fiscal year ended December 31, 2002 (“FY2002”) in comparison with those for the fiscal year ended December 31, 2001 (“FY2001”) and for the three months ended March 31, 2003 in comparison with those for the three months ended March 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements.

     The Company is actively involved in the development and commercial applications of its proprietary technologies. These include specifically the hydrogen addition heavy oil upgrader, two and three phase separators, oil tank maintenance, jet pump technology and oil sands extraction process. The Company’s mini-upgrader facility has been moved to Two Hills, Alberta from Kerrobert, Saskatchewan.

     At December 31, 2002, the Company had incurred significant operating losses due to lack of revenue from processing crude oil through the Company’s mini-upgrader. The working capital situation has been improved through raised equity and through a two-year extension of a corporate loan for $2,300,000 until January 12, 2005 (see Item 3.B “Capitalization and indebtedness”). Working capital was further enhanced subsequent to year-end due to the Company’s debt for share program. Notwithstanding this improvement the future of the Company is dependent upon the ability of the Company to generate revenue, actions of its creditors and the ability to raise sufficient funds through equity issues and other means to pay its ongoing liabilities and to fund capital expenditure for commercial applications.

     Upgrader operations were curtailed in 2002 because the Company was restricted from testing third party crude oil at the location of its upgrader at Kerrobert, Saskatchewan. This prevented the Company from generating revenue from testing of third party crude oil. During the year the Company was able to locate a satisfactory site at Two Hills, Alberta. This site is within 120 kilometres of the Company’s operation located in Edmonton, Alberta. This site has power and gas readily available. A lapse in operations occurred in 2002 relating to the arrangement of the following: financing to move the upgrader, locate the Two Hills site, ensure site complied with all government regulations, comply with government regulations in moving the upgrader and hydrogen facility, dismantling and reassembling the upgrader, and testing the upgrader and hydrogen facility once reassembly was completed.

     At December 31, 2002 and at March 31, 2003 the pilot upgrader was idle. Recovery of the upgrader and related patents and technology rights costs remain uncertain. Recovery of these costs depends on the development of commercial applications of the upgrader patents and technology rights and ultimately attaining profitable operations.

     Net losses of the Company as of December 31, 2002 were $2,977,152 which were up from the prior year when net losses were $2,125,228 as of December 31, 2001.

     For the three months ended March 31, 2003, the Company has net losses of $834,572 or $0.01 per share on a fully diluted basis this is down from the net loss amount of the three months ended March 31, 2002 during which period the net losses were $905,310.

Results of Operations — Year Ended December 31, 2002

     Administrative Expenses

     Administration expenses of $1,334,443 were incurred for the year ended December 31, 2002 as were upgrader expenses of $712,393. During the same period in 2001 administration expenses of $368,170 were incurred as were upgrader expenses of $2,382,586. The difference in expenses is directly related to the fact that the upgrader experienced a long period of down-time during 2002 while it was being moved from the Kerrobert, Saskatchewan location to the Two Hills, Alberta location. When the upgrader is running the Company’s engineers work at the upgrader site, thereby reducing administration expense and increasing the cost to upgrader operations.

     As at December 31, 2002, the total $1,334,443 administration expenses incurred during that period were allotted as follows: $263,525 went to office expense including rent, telephones, utilities, travel etc.; while over $152,968 went to legal costs related to private placements, patent protection and various contracts; and another $133,688 was incurred for accounting and other professional fees. Shareholder service costs for exchanges and registrations fees were $34,540. Total salaries of $478,680 were paid to the full-time staff of the Company (the Chairman and President did not receive any financial remuneration). Business development costs was $154,407 with insurance costing $64,761. The remainder of the costs were for shareholder services, consultants and miscellaneous expenses.

     The upgrader costs were basically for moving, refurbishing, and dismantling and reassembly of the upgrader and adjoining hydrogen production facility.

     As of December 31, 2002 administration expenses of $400,884 were incurred on continuing operations, as opposed to $499,085 during the comparable period in 2002.

     Acquisition Expenses

     On January 29, 2002, the Company acquired Hydrogen Solutions Inc. for a purchase price of 10.5 million common shares of the Company and 32.5% royalty based on net operating income relating to hydrogen production. The acquired company has the exclusive rights for specific applications of a process for the production of hydrogen from water called Gravitational Electrolysis. This process will require further research and development together with more testing in the future. The process, if proven, has the potential to reduce the cost of hydrogen production as compared to conventional methods.

     During March 2002, the Company purchased patent rights for an existing commercial three-phase oil water separator for 700,000 common shares of the Company at a deemed price of $0.22 per share. This unit was retrofitted during the year with computer measuring and flow equipment and is functioning at the Company’s Two Hills facility.

Results of Operations — Three Months ended March 31, 2003

     Overview

     During the three months ending March 31, 2003, the Company focused its efforts on securing a commercial application for its heavy oil upgrading technology and raising capital to fund its operations by way of a capital stock private placement. The upgrader remained idle at the end of the three month period ended March 31, 2003.

     Administration Expenses

     Administration expenses were lower during the three month period ending March 31, 2003, at $400,884 than they were for the same period the year before, at $499,085. As has been discussed in reference to the year end results, the difference in expenses is directly related to the fact that the upgrader experienced a period of down-time during the first three months of 2003. When the upgrader is running the Company’s engineers work at the upgrader site, thereby reducing administration expense and increasing the cost to upgrader operations.

     Marketing and Development Expenses

     Marketing and development costs relating to the Company’s technologies, classified as Upgrader operations, incurred were $215,321. For the same period the previous year the costs for the pilot upgrader were lower, at $167,820.

     Interest

     Interest expenses of $49,380 for the three month period ending March 31, 2003 were lower than the interest expenses of $53,072 incurred during the same period the year before. The lower interest expenses of 2003 is evidence of minor interest earned on cash balances being netted against the interest charges accrued on the note payable (see Item 3.B “Capitalization and indebtedness”).

     B.     Liquidity and Capital Resources

     General

     To date the Company has not attained commercial operations from its various patents and technology rights. The future of the Company will depend upon its ability to continue to maintain the support of its note holder, complete field tests of the upgrader, complete further field tests of the generation of hydrogen from water, complete field test of its three phase oil-water separator, raise sufficient capital to fund operating and capital expenditures and ultimately attain profitable operations. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

Liquidity and Capital Resources — Year ended December 31, 2002

     The Company’s cash flow from operations for the fiscal year ended December 31, 2002 was negative $2,243,677 or $(0.02) per share and is expected to be negative in the near term. The Company funded this operating loss and capital expenditures from capital stock offerings. In that regard the Company issued 26,793,467 common shares through private placements to raise $3,135,807.

     For the year 2002 cash used in operations was $2,243,677. This is an increase from the cash used in the same period in 2001, which was $1,117,877. The difference in cash use is directly linked to a lack of revenue experienced during 2002 due to the inability to utilize the Company’s upgrader at Kerrobert, Saskatchewan and the one time sale of shares resulting in a gain of $400,000. Operations were funded by two private placement offerings, the first being at 18 cents per common share and the second at 10 cents per common shares with the company issuing 26,793,467 shares raising $3,135,807.

Liquidity and Capital Resources — Three Months ended March 31, 2003

     The Company’s cash flow from operations for the three-month period ending March 31, 2003 was negative $608,275 or $(0.01) per share and is expected to be negative in the near term. The Company proposes to fund its future capital expenditures and debt repayment through capital stock offerings or by generating revenue through the sale of its technologies or royalties.

     On May 21, 2003, the Company announced its intention to conduct a non-brokered private placement of up to 6,000,000 common shares of the Company at a price of $0.10 per share.

     On June 4, 2003, the Company concluded an arrangement with its note holder that extended the maturity date of the $2,300,000 secured term loan to January 12, 2005 from December 31, 2002 (see Item 3.B “Capitalization and indebtedness”).

     C.     Research and development, patents and licenses, etc.

See “Item 5. Operating results—Research and Development Expenses.”

     D.     Trend information.

     The Company believes that progress towards commercialization of its technologies will result in providing the capital necessary to emerge from its historical financial predicament and attain profitable operations. To support the Company’s ongoing marketing efforts, all discretionary expenses are thoroughly scrutinized and non-essential expenditures have been eliminated.

Item 6.  Directors, Senior Management and Employees

     A.     Directors and senior management.

     The following are the directors and officers of the Company, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

			Percentage of
			Securities Owned or
			Controlled by
Name and Office Held	Principal Occupation For Past Five Years	Director Since	Directors

Thomas F. Bugg President and Director Calgary, Alberta	1998 to present: President and Director of Genoil Inc.	March 5, 1998	3.81%
	1998 to 2003: Chief Executive Officer of Genoil Inc.

	1988 to present: Chairman, President and Director of Geopetrol International

	1988 to 2000: Chairman, President, Chief Executive Officer and Director of Beau Canada Exploration Ltd.

Harley Mintz Director Toronto, Ontario	1978 to present: Managing Partner of Mintz & Partners	March 5, 1998	0.05%

David K. Lifschultz* Chairman and Director Larchmont, New York	2003 to present: Chief Executive Officer of Genoil Inc.	February 25, 2002	20.34%
	2001 to present: Chairman of the board of directors of Genoil Inc.

	1987 to present: President and Chief Executive Officer of Lifschultz Terminal and Leasing, Inc.

	1991 to 2000: Chairman and Chief Executive Officer of Lifschultz Industries, Inc.

John O’Donnell Director Philadelphia, Pennsylvania	1980 to present: Managing Director of Electro-Mechanical Systems International.	May 20, 2003	0.35%
	1989 to 1998: President of Electrical Marketing Services, Inc. (Hawaii) 1998 to 2001: Executive Vice President of Global Hydrocarbons

Lawrence Lifschultz* Director Stoney Creek, Connecticut	1998 to present: Fellow of Yale Center of International & Area Studies, Yale University	January 13, 2003	2.37%
	1975 to present: South Asia Correspondent for the Far Eastern Economic Review (Hong Kong)

			Percentage of
			Securities Owned or
			Controlled by
Name and Office Held	Principal Occupation For Past Five Years	Director Since	Directors

Jose Lourenco Vice President Engineering Edmonton, Alberta	2001 to present: Vice President Engineering of Genoil Inc.	N/A	0.45%
	1999 to 2000: Vice President of Engineering of CE3 Technologies Inc.

	1998: Manager of Engineering of CE3 Technologies Inc.

Hannu Salokangas Process Control Senior Engineer Edmonton, Alberta	2001 to present: Process Control Senior Engineer and Project Manager of Genoil Inc.	N/A	0.45%
	1999 to 2000: Senior Process Control Manager and Project Manager of CE3 Technologies Inc.

	1998: Division Manager of Instrumentation and Analysis of Neste Engineering OY (Finland)

Donald M. Boykiw Corporate Secretary Calgary, Alberta	1998 to present: Corporate Secretary of Genoil Inc.	N/A	0%
	1998 to present: Partner with Bennett Jones LLP

*	David K. Lifschultz and Lawrence Lifschultz are brothers.

     B.     Compensation.

     Compensation of Directors

     The directors of the Company do not receive compensation for their services other than share options.

     The total compensation accrued and/or paid to senior management for fiscal 2002 was nil, including the Chairman, President & Chief Executive Officer, and Chief Operating Officer.

     No pension, retirement or similar benefits are given to senior management, or officers of the Company.

     Share Options granted to Directors and Officers for the fiscal year January 1, 2002 to December 31, 2002 are as follow:

Share Options Granted to Directors and Officers
for the Fiscal Year of
January 1, 2002 to December 31, 2002

Common Share
Options
	Granted	Exercise		Expiry
Name	2002	Price		Date

David K. Lifschultz — Chairman and Director	200,000 100,000 300,000	$ $ $	0.20 0.20 0.10	Jan 2/07 Feb 25/07 Jul 25/07
Thomas F. Bugg — President & Chief Executive Officer, and Director	300,000		$0.10	Jul 25/07
Alfred Oxenfeldt — Director	100,000 100,000	$ $	0.20 0.10	Feb 25/07 Jul 25/07
Jose Lourenco — Vice President Engineering	250,000 500,000	$ $	0.10 0.10	Sept. 30/07 Oct. 29/07
Hannu Salokangas — Process Control Senior Engineer	250,000 500,000	$ $	0.10 0.10	Sept. 30/07 Oct. 29/07

     All share options were granted in lieu of salary.

     C.     Board practices.

     Directors are elected annually to the Board at the Annual General Meeting of the Company. No Director has a service contract with the Company.

     Duties and Obligations of the Board of Directors

     The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

     (a)  adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;

     (b)  identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

     (c)  engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive Officer of the Company against mutually established objectives;

     (d)  ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

     Composition of the Board of Directors

     The Board of Directors is currently composed of five persons: Thomas Bugg, Harley Mintz, David Lifschultz, Lawrence Lifschultz and John O’Donnell. All of the directors other than Mr. Bugg and Mr. David Lifschultz are considered by the Board to be unrelated directors. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. On this basis, Thomas Bugg, by reason of his office as President and Chief Operating Officer, and David Lifschultz, by reason by his shareholdings (20.3%) and his office as Chairman and Chief Executive Officer, are considered related directors.

     Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is an officer of the Company. The Compensation Committee is comprised all five directors. The mandate and activities of each committee are as follows:

     Audit Committee: The Audit Committee currently consists of John O’Donnell, Harley Mintz and David Lifschultz. The responsibilities of the Audit Committee include:

     (a)  assisting the directors with meeting their responsibilities with respect to financial reporting;

     (b)  reviewing and reporting to the Board of Directors on all audited financial statements prepared by the Company and enhancing the credibility and objectivity of all financial reports;

     (c)  reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

     (d)  questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

     (e)  reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     (f)  reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

     Compensation Committee: The Compensation Committee currently consists of Thomas Bugg, Harley Mintz, David Lifschultz, Lawrence Lifschultz and John O’Donnell. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, senior management, and to supervise the administration of the employees’ stock option plan.

     Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

     D.     Employees.

     At March 31, 2003, there were a total of 11 employees working for the Company. The Company has no labor unions and no temporary staff.

     E.     Share ownership.

     There were 141,948,050 common shares issued and outstanding as of December 31, 2002 and 143,456,447 common shares issued and outstanding as of March 31, 2003. Information as to share and option information for directors, officers and key employees are discussed above in “Item 6. A Directors and Senior Management” and in “Item 6. B Compensation.”

     The Company has established a stock option plan with the objective of advancing the interests of the Company by encouraging and enabling the acquisition of a share interests in the Company by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. Information as to the details of the Company’s stock option plan are discussed in “Item 10.A Stock option plans”.

Item 7.     Major Shareholders and Related Party Transactions

     A.     Major shareholders.

     The following table sets forth information as of March 31, 2003, with respect to each person known to the Company to own more than 5% of the Company’s common shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2002, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 143,456,447 common shares issued and outstanding as of March 31, 2002.

			Percentage of Share
	Identity of Person	Number of Shares	Stock Beneficially
Class of Share	or Group	Beneficially Owned	Owned

Common	David Lifschultz	29,262,913	20.3%

     David Lifschultz exercises control over an additional 2,501,857 common shares as a trustee and through a company which he owns.

     David Lifschultz has acquired his shareholdings during the past three years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Company so as to ensure the Company continues to meet its financial obligations.

     To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     B.     Related party transactions.

     The following is a description of the related party transactions that have occurred during the preceding three financial years up until March 31, 2003.

     During the three-month periods ended March 31, 2003 and 2002 a company controlled by an officer and director provided technical and administrative services to the Company. No fees were charged for these services.

     In May 2003, the Company issued 640,800 common shares ranging from $0.10 to $0.13 per share to pay $78,455.78 of accounts payable. Of the shares issued, 192,307 and 74,208 were issued to a company controlled by an officer of the Company and to a company controlled by a director of the Company, respectively.

     In March 2003, the Company issued 1,508,397 common shares ranging from $0.10 to $0.13 per share to pay $177,172 of accounts payable. Of the shares issued, 313,860, 303,765 and 74,208 were issued to an employee of the Company, to a company controlled by an officer of the Company and to a company controlled by a director of the Company, respectively.

     In 2002 companies controlled by a director and officer and an employee advanced the Company $4,802 (2001 — $28,459; 2000 — $51,930).

     In 2000 the Company paid $23,094,368 due to Beau Canada by the issuance of 10,000,000 common shares and a 3% royalty on the Company’s future revenues. As a result, the $23,093,369 liability to Beau Canada was reflected as $2,000,000 of share capital and $21,093,369 of contributed surplus.

     In 2002, 2001 and 2000 a company controlled by an officer and director provided technical and administrative services to the Company. No fees were charged for these services.

     In 2000 Beau Canada advanced $8,407,783 (1999 — $12,852,753) to fund activities, charged management fees of $321,000 (1999 — $642,000) and charged interest of $nil (1999 — $501,748).

     In May 2000 the Company sold a subsidiary to Beau Canada for cash consideration of $1,400,000. The transaction, measured at the exchange amount, approximates fair value.

     In August 2000 Beau Canada distributed 61,600,000 shares of the Company (its entire holdings) to the shareholders of Beau Canada.

     There are no other related party transactions other than those described above.

     Transactions with Affiliates, Directors or Officers

     The Company’s policy for transactions with affiliates is that they must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of the Company’s directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest to the Company’s Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to the Company for any profit made as a consequence of the Company entering into the contract or transaction, unless the contract was fair and reasonable to the Company at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by the Company’s shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders’ meeting. In addition, any of the Company’s directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.

     In the case of transactions involving an officer, the disclosure must be made in writing to the Company’s President. Since the Company’s President is required by law to be a director, his or her disclosure is required to be made at a Board meeting.

     C.     Interests of experts and counsel.

     Not applicable.

Item 8.     Financial Information

     A.     Consolidated statements and other financial information.

     Please see “Item 17 Financial Statements” for a list of the financial statements filed as part of this registration statement.

     In the fiscal year 2002, the Company did not receive revenue from exports.

     The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     B.     Significant changes.

     There have been no significant changes following the close of the last financial year up to the date of this registration statement that are known to us, that require disclosure in this registration statement and for which disclosure was not made in this registration statement.

Item 9.     The Offer and Listing

     A.     Offer and listing details.

     The Company expects to apply to The Nasdaq Stock Market, Inc. to have its issued outstanding common shares without par value quoted for trading on the OTC Bulletin Board quotation service under the symbol “GNO.” The issued and outstanding common shares of the Company (143,456,447 shares as of March 31, 2003) are listed and posted for trading on TSX Venture Exchange under the trading symbol “GNO.” The Company’s common shares are registered shares.

     The following is a summary of the trading history (in Canadian dollars) of the common shares of the Company on the TSX Venture Exchange for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share

Year	High	Low

Fiscal year ended December 31, 1999	$0.65	$0.12
Fiscal year ended December 31, 2000	$1.05	$0.04
Fiscal year ended December 31, 2001	$0.50	$0.06
Fiscal year ended December 31, 2002	$0.28	$0.06

Quarter	High	Low

Fiscal year ended December 31, 2001
First Quarter	$0.23	$0.08
Second Quarter	$0.50	$0.06

Quarter	High	Low

Third Quarter	$0.49	$0.22
Fourth Quarter	$0.37	$0.14
Year Ending December 31, 2002
First Quarter	$0.28	$0.17
Second Quarter	$0.21	$0.16
Third Quarter	$0.18	$0.06
Fourth Quarter	$0.15	$0.08

Most Recent Six Months	High	Low

October 2002	$0.15	$0.09
November 2002	$0.17	$0.12
December 2002	$0.15	$0.12
January 2003	$0.16	$0.11
February 2003	$0.25	$0.12
March 2003	$0.20	$0.17

     B.     Plan of distribution.

     Not applicable.

     C.     Markets.

     The Company’s common shares are not listed for trading on an exchange or in other markets outside Canada. Following the effectiveness of this registration statement, the Company expects to list the common shares on the OTC Bulletin Board quotation service. The Company will ask, but has not yet received authorization to use the symbol GNO; there can be no assurance it will be able to use the symbol.

     D.     Selling shareholders.

     Not applicable.

     E.     Dilution.

     Not applicable.

     F.     Expenses of the issue.

     Not applicable.

Item 10.     Additional Information

     A.     Share capital.

     As of December 31, 2002, the Company had 141,948,050 voting common shares without par value issued and outstanding. As of March 31, 2003 the Company had 143,456,447 voting common shares without par value issued and outstanding.

     All of the issued and outstanding shares of the Company are fully paid and non-assessable.

     The authorized capital of the Company consists of an unlimited number of common shares without par value. Only the holders of common shares are entitled to receive a notice of or attend and vote at any meetings of the shareholders of the Company.

Share Capital
for the years of 2001 and 2003 and
the first three months of 2003

	3 month period ended
	March 31, 2003		Dec 31, 2002		2001		2000

Issued	Number of Common Shares	Amount $	Number of Common Shares	Amount $	Number of Common Shares	Amount $	Number of Common Shares	Amount $

Balance	141,948,050	$10,821,762	103,454,585	$5,246,806	91,340,368	$18,916,908	70,571,180	$14,247,948
Stock Options			499,998	50,000			455,250	85,040
Private placements			26,793,467	3,135,807	12,114,217	1,280,882	1,313,938	783,920
Issued to Beau Canada							10,000,000	2,000,000
In settlement of CE3 purchase							9,000,000	1,800,000
Issued to pay trade creditors	1,508,397	182,372
Issued for rights and patents (note 6)			11,200,000	2,359,000
Stock options issued to consultants			—	30,149
Reduction of stated capital					—	(14,950,984)
Balance — End of year	143,456,447	$11,004,134	141,948,050	$10,821,762	103,454,585	$5,246,806	91,340,368	$18,916,908

     The Company does not hold any shares of its capital stock as Treasury stock.

     Warrants

     During 1999, the Company issued 12,000,000 share purchase warrants in connection with a private placement. Each share purchase warrant allows the holder to acquire one common share of the company at an exercise price of $0.10 per share. The warrants expire on February 12, 2004.

     To date, 237,500 share purchase warrants have been exercised. At December 31, 2002, there are 11,262,500 outstanding share purchase warrants that may still be exercised.

     No one has preferential subscription rights to the capital of the Company.

     Stock option plans

     The Company has established a stock option plan with the objective of advancing the interests of the Company by encouraging and enabling the acquisition of a share interests in the Company by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities (the “Option Plan”). Pursuant to the Option Plan, the Board may, by resolution, grant to directors, officers, employees and consultants of the Company options to purchase common shares of the Company (the “Options”). The exercise price at which Common Shares may be purchased pursuant to an Option Plan is established by the Board at the time such Option is granted, subject to the regulatory requirements of applicable regulatory authorities. The term and vesting conditions of each Option may be fixed by the Board when the Option is granted, but the term may not exceed 10 years from the date upon which the Option is granted. The maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan is presently fixed at 10,000,000 and the maximum number of Common Shares that may be options to any one person at any one time is 5% of the total number of Common Shares issued and outstanding on the date of the grant. Both the number of Common Shares under option and the exercise price of Options may be adjusted upon the occurrence of any one of a number of specified dilutive or anti-dilutive events.

     As of December 31, 2002, a total of 9,499,998 common shares are available for granting under the plan. Any shareholder who is an insider of the Company or an associate of an insider is not permitted to vote on such resolution. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of the grant.

     The Company has 9,320,002 options outstanding at December 31, 2002, of which approximately 3,000,000 options are held by employees and the remainder are held by the Directors and external third parties.

     A summary of the status of the Company’s stock option plans is as follows:

	2002		2001

		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price

Outstanding, beginning of year	6,300,000	$0.14	2,500,000	$0.19
Granted to employees, directors and officers	3,600,000	0.12	3,800,000	0.10
Granted to consultants	600,000	0.20	—	—
Cancelled	(680,000)	0.10	—	—
Exercised	(499,998)	0.10	—	—

Outstanding, end of year	9,320,002	0.13	6,300,000	$0.14

     A summary of the Company’s stock options which are outstanding and vested at March 31, 2003, is as follows:

	Range of	Number Outstanding at
	Exercise Prices	March 31, 2003	Expiry Dates

	$0.10	1,540,002	May 4, 2006
	$0.20	300,000	January 2, 2007
	$0.20	200,000	February 25, 2007
	$0.20	50,000	March 11, 2007
	$0.10	700,000	July 25, 2007
	$0.10	1,400,000	September 30, 2007
	$0.10	1,050,000	October 29, 2007
	$0.10	1,800,000	January 29, 2008

Total		7,040,002

     An additional 600,000 options were granted at an exercise price of $0.19 per share with an expiry date of June 30, 2006, as compensation for two Investor Relations contracts entered by the Company. 300,000 of these options vested upon the commencement of the contract and the remaining 300,000 will vest upon December 31, 2003.

     Shares issuances during the past three years

     No changes have been made to the classes of shares in the past three years. Changes relating to Stock Option Plans and Warrants are itemized previously in this section.

     B.     Memorandum and articles of association.

     The Company resulted from the amalgamation under the Canada Business Corporations Act of Genoil Inc. and Continental Fashions Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger CFG had no assets, no liabilities and did not carry on any business. The Company was incorporated in April of 1996 under Certificate of Incorporation no. 324649-3. In June of 1996, the Company amended and altered its Memorandum and Articles of Association. This amendment was made to facilitate a reorganization of the share capital of the Company in accordance with the amalgamation referenced above.

     The Memorandum and Articles of Association are subject to all the provisions of the Canadian Business Corporations Act (the “CBCA”). The CBCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The CBCA further stipulates that a company must not carry on a business that its articles prohibit. Thus, the Company has the power and capacity of a natural person.

     The following brief description of provisions of the CBCA, the Company’s amended and restated articles of incorporation and its by-laws does not purport to be complete and is subject in all respects to the provisions of the CBCA, the Company’s restated articles of incorporation and its by-laws.

     Directors’ Conflicts of Interest

     Section 120 of the CBCA requires every director of the Company who is, in any way, directly or indirectly, interested in a proposed material contract or transaction of the Company, to disclose the nature and extent of the director’s interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors:

     The CBCA further provides that a director or officer of the Company who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) relates primarily to the director’s or officer’s remuneration as a director, officer, employee or agent of the Company or an affiliate, (ii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as director or officer of the Company, or (iii) is with an affiliate.

     Borrowing Powers

     Section 3.1 of the by-laws of the Company state that the board of directors has the borrowing powers provided by the law.

     Directors

     The number of directors shall be not less than one and not more than nine. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any shares of the Company to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.

     Upon the termination of each annual general meeting, all the directors are deemed to retire. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or shareholders otherwise determine.

     If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed. If the shareholders do not appoint another director to replace the removed director the vacancy may be filled by the directors.

     The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the CBCA.

     The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the board, including assistants to the board. The directors may specify the duties of and delegate powers to manage the business and affairs of the Company to these officers. The Company may also appoint a chairman of the board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.

     Rights Attached to Shares

     The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:

     (a)  Unlimited Common shares — Each Common share carries the right to one vote at any meeting of shareholders of the Company. Dividends are payable on the Common shares in the discretion of the Board of Directors. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the Common shares shall be entitled to receive the remaining property of the Company. The Common shares are not redeemable at the option of the Company or the holders. There are no sinking fund provisions respecting the Common shares. The holders of the Common shares are not liable for any further capital calls on such shares.

     Alteration of the Rights of Shareholders

     No rights, privileges or restrictions attached to the common shares of the Company may be altered except with the approval by resolution passed by the vote of the holders of not less than 75% of the votes in value of the voting shares then outstanding and of at least 75% in value of shares of a class or series of shares.

     There are no limitations in the Company’s charter on the rights of non-resident or foreign owners to hold Common Shares of the Company.

     Shareholders’ Meetings

     The CBCA requires the directors of the Company to call an annual general meeting of shareholders not later than fifteen months after the last annual general meeting and no later than six months after the end of the Company’s preceding financial year. The directors may, whenever they think fit, convene an special meeting.

     Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice do not invalidate any proceedings at that meeting.

     All business that is transacted at a special meeting, an annual meeting of shareholders, with the exception of consideration of the financial statement, auditor’s report election of directors, re-appointment of the incumbent auditor is deemed to be special business.

     The Company’s Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting not withstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxyholders thereof representing more than 10% of the outstanding shares of the Company entitled to vote at the meeting.

     The Articles stipulate that the Chairman of the Board, or in his absence, the Managing Director of the Company, or in his absence the President of the Company shall preside as chairman of every general meeting.

     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

     Notice of every general meeting should be sent to:

     (a)  each director;

     (b)  the auditor of the Company;

     (c)  every shareholder entered in the securities registrar as the holder of a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice; and

     (d)  every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder where the shareholder, but for his death or bankruptcy, would be entitled to vote.

     No other person is entitled to receive notice of general meetings.

     C.     Material contracts.

     The Company has entered into no material contracts in the ordinary course of business for the two years preceding this registration statement.

     D.     Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Taxation.”

     E.     Taxation.

     The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

     U.S. Holder of Common Shares

     References to a “U.S. Holder of Common Shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with the Company for purposes of the ITA;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Common Shares of the Company is based on the following, as at the time of this statement:

•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency (the “CCRA”);

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

     All of the foregoing are subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.

     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

     Canadian Federal Income Tax Consequences

Disposition of Common Shares

     A U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of the Company’s issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Company’s shares are taxable Canadian property to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Dividend Distributions on Shares of the Company

     Dividends paid on the Company’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Company is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States and who are beneficial owners of at least 10% of the voting shares of the Company. Under the Treaty, a withholding rate of 15% is applicable in all other cases.

     United States Federal Income Tax Consequences

     The U.S. federal income tax consequences related to the disposition and ownership of Common Shares, subject to the Foreign Personal Holding Company Rules, Passive Foreign Investment Company and Controlled Foreign Corporation Rules contained in the Code, are generally as follows:

Disposition of Common Shares

     On a disposition of Common Shares, a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share’s adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of Common Shares may be treated as ordinary income if the Company was a “collapsible corporation” within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

Dividend Distributions on Shares of the Company

     Dividend distributions (including constructive dividends) paid by the Company will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Company’s current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions paid by the Company on the Common Shares exceed the Company’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid by the Company on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of Common Shares furnishes the Company with a duly completed and signed Form W-9. The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of Common Share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

     A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit. The U.S. holders of common shares should consult their own tax advisors in this regard.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). The Company would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	at least 60% of the Company’s gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). The Company could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Company’s gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of the Company’s assets.

     To the extent the Company owns at least 25% by value of the shares of another corporation, the Company is treated for purposes of the PFIC tests as owning the Company’s proportionate share of the assets of such corporation, and as receiving directly the Company’s proportionate share of the income of such corporation.

     Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:

•	the excess distributions (generally any distributions received by a U.S. Holder of Common Shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of Common Share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

     U.S. Holders of Common Shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Company’s “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Company’s E&P is attributable to the shares sold or exchanged.

     F.     Dividends and paying agents.

     Although there are no dividend restrictions, the Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     G.     Statement by experts.

     Not applicable.

     H.     Documents on display.

     Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 101 — 6 Avenue S.W., Suite 650, Calgary, Alberta, Canada T2P 3P4.

     I.     Subsidiary information.

     The Company does not have any subsidiaries.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The Company is not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact the Company does not conduct business in the United States at this time.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15.

     Not applicable.

Item 16. [Reserved]

     Not applicable.

PART III

Item 17. Financial Statements

     The Consolidated Financial Statements for years ended December 31, 2002 and 2001 are filed as part of this registration statement.

Item 18. Financial Statements

Not Applicable

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001

4.1	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003

5.1	List of patents held by Genoil Inc.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GENOIL INC.

By:	(Signed) Thomas F. Bugg Thomas F. Bugg President

Dated August 20, 2003

kpmg

Consolidated Financial Statements of

GENOIL INC.

Years ended December 31, 2002 and 2001

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Genoil Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for each of the three years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
June 4, 2003 (except for note 15,
which is dated July 30, 2003)

Comments by Auditor on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the directors dated June 4, 2003 (except for note 15, which is dated July 30, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants
Calgary, Canada
June 4, 2003 (except for note 15,
which is dated July 30, 2003)

GENOIL INC.
Consolidated Balance Sheets

(All amounts in Canadian dollars)

		December 31,
	March 31,
	2003	2002	2001

	(unaudited)	(audited)
Assets:
Current assets
Cash	$298,762	$1,098,336	$54,421
Accounts receivable	22,254	23,795	24,636
GST receivable	85,645	60,980	10,598
Inventory	2,035	2,035	5,280

	408,696	1,185,146	94,935
Pilot upgrader (note 3)	2,813,559	2,754,603	2,992,561
Patents (note 4)	693,007	685,456	584,496
Technology rights (note 4)	5,478,157	5,562,084	3,730,093
Office equipment	52,330	52,518	55,533

	$9,445,749	$10,239,807	$7,457,618

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$554,997	$748,605	$775,730
Due to related parties	85,191	85,191	80,389
Note payable, secured (note 5)	—	—	2,440,425

	640,188	833,796	3,296,544
Note payable, secured (note 5)	2,698,883	2,647,133	—
Shareholders’ equity:
Share capital (note 7)	11,004,134	10,821,762	5,246,806
Deficit	(4,897,456)	(4,062,884)	(1,085,732)

	6,106,678	6,758,878	4,161,074
Going concern (note 1)
Subsequent events (note 15)

	$9,445,749	$10,239,807	$7,457,618

See accompanying notes to consolidated financial statements.

(Signed) “Thomas F. Bugg” Director	(Signed) “David Lifschultz” Director

GENOIL INC.
Consolidated Statements of Loss

(All amounts in Canadian dollars)

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)		(audited)
Revenue:
Pilot upgrader	$5,560	$—	$30,100	$1,124,343	$—
Expenses:
Pilot upgrader	215,321	167,820	712,393	2,382,586	—
Administration	400,884	499,085	1,334,443	368,170	770,469
Interest	49,380	53,072	206,708	238,436	—
Depreciation and amortization	176,547	185,333	753,708	660,379	—

	842,132	905,310	3,007,252	3,649,571	770,469
Other income (note 8)	—	—	—	400,000	—

Loss from continuing operations	(834,572)	(905,310)	(2,977,152)	(2,125,228)	(770,469)
Discontinued operations (note 12):
Oil and gas:
Canada	—	—	—	—	(132,352)
Cuba	—	—	—	—	(23,794)
Sand plant	—	—	—	—	(12,059,952)
Power plant	—	—	—	—	(3,395,533)

Loss before income taxes	(834,572)	(905,310)	(2,977,152)	(2,125,228)	(16,382,100)
Income taxes (note 9)	—	—	—	—	39,392

Loss for the period	$(834,572)	$(905,310)	$(2,977,152)	$(2,125,228)	$(16,421,492)

Loss per share from continuing operations:
Basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$(0.01)

Loss per share:
Basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$(0.20)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Deficit

(All amounts in Canadian dollars)

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

		(unaudited)	(audited)
Deficit, beginning of period	$(4,062,884)	$(1,085,732)	$(1,085,732)	$(35,005,857)	$(18,584,365)
Loss for the period	(834,572)	(905,310)	(2,977,152)	(2,125,228)	(16,421,492)
Reduction of deficit (note 7)	—	—	—	36,045,353	—

Deficit, end of period	$(4,897,456)	$(1,991,042)	$(4,062,884)	$(1,085,732)	$(35,005,857)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows

(All amounts in Canadian dollars)

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)			(audited)
Cash provided by (used in):
Operations:
Loss for the period	$(834,572)	$(905,310)	$(2,977,152)	$(2,125,228)	$(16,421,492)
Non-cash items:
Depreciation and amortization	174,547	185,333	753,708	660,379	2,056,723
Interest charges on note payable	51,750	51,750	206,708	140,425	—
Fair value of stock options issued to consultants	—	—	30,149	—	—
Loss on receivership of subsidiary	—	—	—	—	2,482,093
Write down of assets (note 12)	—	—	—	—	6,818,744
Write off of other assets (note 12)	—	—	—	—	1,000,000
Loss on sale of oil and gas properties (note 12)	—	—	—	—	336,053
Changes in non-cash working capital	—	—	(50,382)	346,972	(361,809)

Cash (used in) operations	(608,275)	(668,227)	(2,036,969)	(977,452)	(4,089,688)
Financing:
Due to Beau Canada:
Advances	—	—	—	—	8,407,983
Management fee	—	—	—	—	321,000

	—	—	—	—	8,728,983
Repayment of long-term debt	—	—	—	—	(361,274)
Issuance of common shares	—	1,152,427	3,185,807	1,280,882	868,960
Issuance of note payable	—	—	—	2,300,000	—

	—	1,152,427	3,185,807	3,580,882	9,236,669
Investments:
Additions to:
Pilot upgrader	(129,439)	(3,822)	(63,896)	(819,851)	(110,000)
Patents	(25,000)	—	(13,800)	(18,692)	(106,835)
Technology rights	—	—	—	(2,000,000)	(20,090,589)
Office equipment	(2,500)	—	(8,990)	(61,703)	—
Sand washing plant	—	—	—	—	(1,364,016)
Proceeds on sale of oil gas properties	—	—	—	—	3,100,000
Changes in non-cash working capital	(34,360)	(268,239)	(18,237)	344,968	13,409,110

	(191,299)	(272,061)	(104,923)	(2,555,278)	(5,162,330)

Increase (decrease) in cash	(799,574)	212,139	1,043,915	48,152	(15,349)
Cash, beginning of period	1,098,336	54,421	54,421	6,269	21,618

Cash, end of period	$298,762	$266,560	$1,098,336	$54,421	$6,269

Cash payments for:
Interest	$—	$1,322	$24,708	$73,303	$135,094

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows (Continued)

(All amounts in Canadian dollars)

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Non-cash items not included in the statements of cash flows are as follows:
Interest charges on note payable	$51,750	$51,750	$206,708	$140,425	$—
Issuance of common shares for patents and technology rights	$—	$—	$2,359,000	$—	$—
Fair value of stock options issued to consultants	$—	$—	$30,149	$—	$—
Issuance of common shares in settlement of subsidiary purchase	$—	$—	$—	$—	$1,800,000
Issuance of common shares on settlement of debts	$1,508,397	$—	$—	$—	$2,000,000
Contributed surplus on settlement of debts	$—	$—	$—	$—	$21,094,369

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 is unaudited)
(All amounts in Canadian dollars)

General:

Genoil Inc. (the “Corporation”) is incorporated under the Canada Business Corporations Act and is a technology development company in the oil and gas industry.

1.	Going concern:

To date the Corporation has not attained commercial operations from its various patents and technology rights. $2,698,883 of principal and interest owed to a note holder was overdue at March 31, 2003 (December 31, 2002 - $2,647,133). The future of the Corporation is dependent upon its ability to maintain the continued financial support of the note holder (see note 5), and obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. These consolidated financial statements are prepared on the basis that the Corporation will continue to operate throughout the next fiscal period to March 31, 2004 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

2.	Significant accounting policies:

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which, in the case of the Corporation, differ in certain respects from those in the United States. These differences are described in note 14, Differences between accounting principles generally accepted in Canada and the United States.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(a)	Basis of presentation:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the Corporation and its wholly owned subsidiaries.

Since a determination of certain assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.

The financial statements included the accounts of the Corporation and its wholly owned subsidiary, CE3 Technologies Inc. (“CE3”), until it was placed into receivership in October 2000.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2

(b)	Inventory:

Inventories of material are recorded at the lower of cost and net realizable value.

(c)	Upgrader and office equipment:

The pilot upgrader and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Depreciation is provided using the following methods and annual rates:

Pilot upgrader	10% declining balance
Office equipment and furniture	20% straight line

(d)	Patents and technology rights:

Patents are recorded at cost and are amortized over ten years on a declining basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful life.

The Corporation periodically reviews the valuation and amortization of the patents and technology rights, taking into consideration any events and circumstances which might have impaired the value. The Corporation assesses impairment by determining whether the unamortized balance can be recovered from estimates of expected undiscounted cash flows related to patent and technology rights use.

(e)	Foreign currency translation:

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

(f)	Stock-based compensation:

The Corporation has a stock option plan as described in note 7.

The Corporation does not record compensation expense on the granting of stock options to directors, officers and employees. Consideration received on the exercise of such options is recorded as share capital. The Corporation uses the fair value based method of accounting for all other stock-based payments.

Prior to January 1, 2002, no compensation cost was recognized when stock options were granted to directors, officers, employers and consultants. Consideration received on the exercise of such options was recorded as share capital.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3

(g)	Income taxes:

The Corporation follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted or subsequently enacted tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h)	Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

3.	Pilot upgrader:

The pilot upgrader costs are net of accumulated depreciation of $659,296 at March 31, 2003 (December 31, 2002 — $588,813; December 31, 2001 — $286,959.

At March 31, 2003 and December 31, 2002 the pilot upgrader was idle. Recovery of the upgrader and related patents and technology rights costs remain uncertain. Recovery of these costs depends on the development of commercial applications of the upgrader patents and technology rights and ultimately attaining profitable operations.

4.	Patents and technology rights:

The patents and technology rights costs are net of accumulated amortization of $148,194 at March 31, 2003 (December 31, 2002 — $130,745; December 31, 2001 — $63,906) and $760,280 (December 31, 2002 — $676,353; December 31, 2001 — $303,344), respectively.

The patents include fluid gas integration, crude oil and bitumen treatment, oil-water separation and production of hydrogen from water. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the development of commercial applications of its patents and technology rights and ultimately attaining profitable operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4

5.	Note payable:

		December 31,
	March 31,
	2003	2002	2001

	(unaudited)
Principal	$2,300,000	$2,300,000	$2,300,000
Accrued interest	398,883	347,133	140,425

	$2,698,883	$2,647,133	$2,440,425

The funds to finance the acquisition of substantially all of the patent and technology rights relating to the pilot upgrader and certain other patent and technology rights were borrowed from a major oil and gas producer. The loan is secured by all the assets of the Corporation, has quarterly interest payments at 9% per annum and was repayable on or before December 31, 2002.

On June 4, 2003 the note holder agreed to extend the due date of principal and interest due at March 31, 2003 aggregating $2,698,883 to January 12, 2005. Accordingly, the principal and interest due on March 31, 2003 and December 31, 2002 has been classified as a long-term liability.

Reference is made to note 7(e).

6.	Business combinations:

In January 2002 the Corporation acquired 100% of the outstanding shares of Hydrogen Solutions Inc., a private company holding rights for certain applications to a process for the production of hydrogen from water. The purchase price was $2,205,000, being 10,500,000 common shares at $0.21 per share. In addition, the Corporation granted the seller a 32.5% royalty on the future net operating income relating to hydrogen production. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition.

In March 2002 the Corporation acquired 100% of the outstanding common shares of Crystal Clear Solutions Inc., a private company owned by an employee holding patents in oil-water separator and a pilot separator facility. The purchase price was $154,000, being 700,000 common shares of the Corporation issued at $0.22 per share. The value of the common shares was determined based on the market price of the common shares on the date of the agreement and announcement of the terms of the acquisition.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5

In June 1999 the Corporation acquired all of the outstanding common shares of CE3, a private company marketing technologies developed to reduce heavy oil production costs, including sand washing, heavy oil field processing and upgrading for cash consideration of $2,246,650. The former shareholders of CE3 were entitled to additional consideration, to a maximum of $8 million per annum, if CE3 reached certain earnings targets in 2000, 2001 and 2002. The obligation to pay any additional consideration was extinguished in full by the issuance of 9,000,000 common shares at an ascribed valuation of $1,800,000. The amount was treated as additional consideration for the acquisition.

7.	Share capital:

(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 1999	70,571,180	$14,247,948
Stock options	455,250	85,040
Private placement to employees and suppliers	1,313,938	783,920
Issued to parent company	10,000,000	2,000,000
In settlement of subsidiary purchase (note 6)	9,000,000	1,800,000

Balance, December 31, 2000	91,340,368	18,916,908
Private placements for cash	12,114,217	1,280,882
Reduction of stated capital	—	(14,950,984)

Balance, December 31, 2001	103,454,585	5,246,806
Stock options	499,998	50,000
Private placements*	26,793,467	3,135,807
Issued for rights and patents (note 6)	11,200,000	2,359,000
Stock options issued to consultants	—	30,149

Balance, December 31, 2002	141,948,050	10,821,762
In settlement of accounts payable**	1,508,397	182,372

Balance, March 31, 2003	143,456,667	$11,004,134

*	Includes 15,306,556 shares for $1,868,724 cash consideration to officers and directors and a company controlled by officers and directors.

**	Includes 313,860, 303,765 and 74,208 issued to an employee, a company controlled by an officer and a company controlled by a director, respectively.

The legal capital of the Corporation exceeds the stated capital by $15,200,000.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6

(c)	Reductions in stated capital and contributed surplus:

In 1998 the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and capital stock were reduced by this amount.

In 2001 the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and stock were reduced by $21,094,369 and $14,950,984, respectively.

(d)	Stock-based compensation:

The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance pursuant to options granted under the plan is fixed at 10,000,000 and the maximum number of common shares that may be optioned to any one person at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for each of the two years ended December 31, 2002 and 2001 and the three-month period ended March 31, 2003 are as follows:

			December 31,

	March 31, 2003		2002		2001

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price

	(unaudited)
Outstanding, beginning of period	9,320,002	$0.13	6,300,000	$0.14	2,500,000	$0.19
Granted to employees, directors and officers	1,800,000	0.10	3,600,000	0.12	3,800,000	0.10
Granted to consultants	—	—	600,000	0.20	—	—
Cancelled/expired	(3,880,000)	0.12	(680,000)	0.10	—	—
Exercised	—	—	(499,998)	0.10	—	—

Outstanding, end of period	7,240,002	$0.13	9,320,002	$0.13	6,300,000	$0.14

The options may be exercised over five years from the date of granting and expire from time to time to January 2008. The weighted average remaining contractual life of the options at March 31, 2003 is 3.1 years (December 31, 2002 — 3.1 years; December 31, 2001 — 4.3 years).

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7

As the Corporation follows the intrinsic value method of accounting for stock-based payments to employees, officers and directors, no cost has been recognized for stock-based payments made to employees, officers and directors. Had a cost been recorded for the fair value of stock options granted in 2002 to employees, officers and directors and the one-year extension of the term of the warrants in 2002, the loss and loss per share for the year ended December 31, 2002 and the period ended March 31, 2003 would be as follows:

	March 31,	December 31,
	2003	2002

	(unaudited)
Loss:
As reported	$(834,572)	$(2,977,152)
Pro-forma	$(959,841)	$(3,055,577)

Loss per share:
Basic and diluted:
As reported	$(0.01)	$(0.03)
Pro-forma	$(0.01)	$(0.03)

The Corporation has recognized an administration expense of $30,149 for stock options issued to consultants in 2002.

The fair value of options granted is estimated on the date granted using the Black Scholes option-pricing model with the following weighted average assumptions used: zero dividend yield; expected volatility of 100%; risk-free rates of 3%; and expected life of five years.

(e)	Warrants and options:

At December 31, 2001 the acquirer of the former parent and others held warrants entitling them to purchase 11,737,500 and 11,262,500 shares, respectively at $0.40 per share. During 2001 the warrants were re-priced to $0.10 per share and the expiry date was extended from November 30, 2001 to November 30, 2002. On November 30, 2002, 11,737,500 warrants expired and the term of 11,262,500 warrants was extended to February 12, 2004.

In consideration for refinancing the $2,300,000 loan (note 5), the Corporation granted the lender the right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the estimated fair value of these rights is $1,564,000. This amount will be recognized as a financing cost over the term of the loan.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8

(f)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the three-month period ended March 31, 2003 was 142,090,293 (December 31, 2002 — 117,468,807; March 31, 2002 — 105,259,973; December 31, 2001 — 98,824,480; December 31, 2000 — 80,350,435).

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the three-month period ended March 31, 2003 (December 31, 2002 — nil; March 31, 2002 — nil; December 31, 2001 — nil; December 31, 2000 — nil) as they are anti-dilutive.

8.	Due from St. Genevieve:

In 1997 the Corporation pledged $6.4 million as security against a line of credit in favor of a wholly owned subsidiary of St. Genevieve Resources Ltd. The bank guarantee was drawn upon and the funds pledged in support of the guarantee were withdrawn. In December 1997 the Court appointed a receiver of St. Genevieve and the Corporation agreed to accept a payment of $5,600,000 from St. Genevieve as full settlement of the balance due. Due to the uncertainty of collection, an impairment allowance for the entire amount was taken.

In 2001 the Corporation realized $400,000 as full settlement of the note by the sale of shares and notes that were held as security for the payment of the note.

9.	Income taxes:

Corporate income taxes differ from the expected rate for the following reasons:

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Expected taxes at 35.62%	$(297,275)	$(322,471)	$(1,060,462)	$(757,006)	$(7,163,055)
Capital taxes	—	—	—	—	39,392
Benefit of current year’s losses not recognized	297,275	322,471	1,060,462	757,006	7,163,055

	$—	$—	$—	$—	$39,392

GENOIL INC.
Notes to Consolidated Financial Statements, Page 9

The components of the net future tax assets are as follows:

		December 31,
	March 31,
	2003	2002	2001

	(unaudited)
Losses and tax credits	$5,564,000	$5,267,000	$4,197,000
Capital and other amounts asset	525,000	525,000	525,000
Other	10,000	10,000	10,000

	6,099,000	5,802,000	4,732,000
Capital and other amounts liability	(2,859,000)	(2,803,000)	(1,214,000)
Valuation allowance	(3,240,200)	(2,999,000)	(3,518,000)

	$—	$—	$—

The Corporation has accumulated Canadian tax pools available for future deductions of $5.9 million at March 31, 2003 (December 31, 2002 — $5.7 million; December 31, 2001 — $4.0 million) and Canadian non-capital losses for income tax purposes amounting to $15.7 million at March 31, 2003 (December 31, 2002 — $14.8 million — December 31, 2001 — $11.8 million). The non-capital losses expire from time to time to 2009. The Corporation has not recorded the benefit on the tax losses.

10.	Commitments:

The minimum rentals payable under long-term office leases, exclusive of certain operating costs, for which the Corporation is responsible, are as follows:

2003	$127,268
2004	98,900
2005	88,255
2006	75,323

$389,746

The Corporation has agreed to pay the acquirer of the former parent, Beau Canada Exploration Ltd. (“Beau Canada”), a 3% royalty on all existing technology revenue streams. The royalty may be extinguished by paying the royalty holder $117,000,000 prior to May 30, 2004.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 10

11.	Related party transactions:

A company controlled by an officer and director provides technical and administrative services. No fees were charged for these services.

In 2002 companies controlled by a director and officer and an employee advanced the Corporation $4,802 (2001 — $28,459; 2000 — $51,930).

In 2000 the Corporation paid $23,094,368 due to Beau Canada by the issuance of 10,000,000 common shares and a 3% royalty on the Corporation’s future revenues. As a result, the $23,093,369 liability to Beau Canada was reflected as $2,000,000 of share capital and $21,093,369 of contributed surplus.

In 2000 Beau Canada, advanced $8,407,783 to fund activities and charged management fees of $321,000.

In 2000 the Corporation sold a subsidiary to Beau Canada for cash consideration of $1,400,000. The transaction, measured at the exchange amount, approximates fair value.

In 2000 Beau Canada distributed 61,600,000 shares of the Corporation (its entire holdings) to the shareholders of Beau Canada.

Reference is made to notes 12 and 15.

12.	Discontinued operations:

	Oil and gas		Sand
			washing	Power
2000	Canada	Cuba	plant	plant

Revenues	$316,178	$—	$1,032,920	$1,234,242
Expenses
Operations	12,477	—	1,958,411	3,371,582
Foreign exchange	—	23,794	—	—
Interest	—	—	135,094	—

	303,701	(23,794)	(1,060,585)	(2,137,340)
Depletion and amortization	(100,000)	—	(1,698,530)	(258,193)
Loss on sale of property	(336,053)	—	—	—

Operating loss	(132,352)	(23,794)	(2,759,115)	(2,395,533)
Loss on receivership of CE3	—	—	(2,482,093)	—
Write-down of assets	—	—	(6,818,744)	—
Write-off of other assets	—	—	—	(1,000,000)

Loss	$(132,352)	$(23,794)	$(12,059,952)	$(3,395,533)

GENOIL INC.
Notes to Consolidated Financial Statements, Page 11

In March 2000 the Corporation sold all of its Canadian royalty interests and producing properties to Beau Canada for $1,700,000. The disposition was recorded at the exchange value based on a valuation prepared by management and reviewed by independent petroleum engineers.

In June 1999 the Corporation acquired all of the outstanding common shares of CE3, a private company developing a sand washing plant. In October 2000, CE3 was put into receivership resulting in a loss of $2,482,093. At the time, construction contractors had first security on the plant and certain other creditors owed approximately $2,000,000 ranked in priority to the Corporation on all other assets. As a result of the receivership, the Corporation initiated actions to obtain value from its secured position. The Corporation acquired all the intellectual property held by CE3 and certain capital assets, including the upgrader, in exchange for $2,000,000 and the elimination of the Corporation’s secured position.

In December 1999 CE3 entered into an agreement with a public income fund to contract operate a power facility. Under the agreement, CE3 agreed to pay $1.0 million to the fund and was committed to $1.0 million in capital expenditures on the facility. In addition, the Corporation granted the fund 600,000 warrants; each warrant convertible into one common share at an exercise price of $0.40 per share prior to January 1, 2002. CE3 had the right to cancel the agreement before December 30, 2000. The agreement covered five, five-year terms with CE3 having a renewal option. CE3 was to pay annual fees to the fund of $1.8 million in 2000, $2.0 million in 2001, $2.2 million in 2002, $2.4 million in 2003 and $2.4 million plus inflation annually thereafter. The fund had the right to cancel the arrangement on December 31, 2001 if CE3 had not paid $4.2 million by that date. As part of the transaction, CE3 reached an arrangement with the operator of the facility. Under this arrangement, CE3 was the operator of the facility and received 85% of cash flow until all of CE3’s costs had been recovered. After recovery, CE3 was to receive 66.7 % of the cash flow. In July 2000 CE3 agreed to cancel the power plant operating agreement resulting in the write-off of other assets of $1,000,000.

The power facility transaction was a related party transaction as an officer and director of the Corporation was indebted to the public income fund and this same individual controlled the private company that was the operator of the facility. In addition, a director of the public income fund was a director of the Corporation.

Administration expenses have not been allocated to the discontinued operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 12

13.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At March 31, 2003 and December 31, 2002 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments. It has been determined that the fair value of the note payable approximates the carrying value as the note holder agreed to extend the due date with no change in the interest rate.

14.	Differences between accounting principles generally accepted in Canada and the United States:

The consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The impact of these differences on the financial statements is summarized below:

Consolidated Statements of Operations

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Loss from continuing operations — Canadian GAAP	$(834,572)	$(905,310)	$(2,977,152)	$(2,125,228)	$(770,469)
Adjustments:
Compensation (a)	—	—	(11,248)	(23,731)	(23,731)
Financing costs (b)	–	—	(10,858)	(349,432)	—

Loss from continuing operations — U.S. GAAP	(834,572)	(905,310)	(2,999,258)	(2,498,391)	(794,200)
Discontinued operations	—	—	—	—	(15,611,631)
Income taxes	—	—	—	—	(39,392)

Loss — U.S. GAAP	$(834,572)	$(905,310)	$(2,999,258)	$(2,498,391)	$(16,445,223)

Loss from continuing operations per share — basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.01)

Loss per share — basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.20)

GENOIL INC.
Notes to Consolidated Financial Statements, Page 13

Consolidated Statements of Cash Flow

	Three-month period ended
	March 31,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Operations — Canadian and U.S. GAAP	$(608,275)	$(668,227)	$(2,036,969)	$(977,452)	$(4,089,688)

Investments — Canadian and U.S. GAAP	$(191,299)	$(272,061)	$(104,923)	$(255,278)	$(5,162,330)

Financing — Canadian and U.S. GAAP	$—	$1,152,427	$3,185,807	$3,580,882	$9,236,669

Consolidated Balance Sheet

	March 31, 2003			December 31, 2002			December 31, 2001

	Canadian	Reconciling	U.S.	Canadian	Reconciling	U.S.	Canadian	Reconciling	U.S.
	GAAP	Items	GAAP	GAAP	Items	GAAP	GAAP	Items	GAAP

		(unaudited)
Assets:
Current assets	$408,696	$—	$408,696	$1,185,146	$—	$1,185,146	$94,935	$—	$94,935
Pilot upgrader	2,813,559	—	2,813,559	2,754,603	—	2,754,603	2,992,561	—	2,992,561
Patents	693,007	—	693,007	685,456	—	685,456	584,496	—	584,496
Technical rights	5,478,157	—	5,478,157	5,562,084	—	5,562,084	3,730,093	—	3,730,093
Office equipment	52,330	—	52,330	52,518	—	52,518	55,533	—	55,533

	$9,445,749	$—	$9,445,749	$10,239,807	$—	$10,239,807	$7,457,618	$—	$7,457,618

Liabilities and Shareholders’ Equity:
Current liabilities	$640,188	$—	$640,188	$833,796	$—	$833,796	$3,296,544	$—	$3,296,544
Note payable	2,698,883	—	2,698,883	2,647,133	—	2,647,133	—	—	—
Shareholders’ equity:
Share capital	11,004,134	33,070,067	44,079,201	10,821,762	33,070,067	43,891,829	5,246,806	33,047,961	38,294,767
Contributed surplus	—	21,094,369	21,094,369	—	21,094,369	21,094,369	—	21,094,369	21,094,369
Deficit	(4,897,456)	(54,164,436)	(59,061,892)	(4,062,884)	(54,164,436)	(58,227,320)	(1,085,732)	(54,142,330)	(55,228,062)

	6,106,678	—	6,106,678	6,758,878	—	6,758,878	4,161,074	—	4,161,074

	$9,445,749	$—	$9,445,749	$10,239,807	$—	$10,239,807	$7,457,618	$—	$7,457,618

GENOIL INC.
Notes to Consolidated Financial Statements, Page 14

Description of Significant Differences:

(a)	Compensation expenses:

As disclosed in note 7 the Corporation recognized administration expenses for stock options issued to consultants in 2002. In prior years, an expense was not recorded under Canadian GAAP. Under U.S. GAAP, these expenses would be recorded in the statement of loss and added to share capital.

(b)	As disclosed in note 7 warrants to purchase shares were re-priced in 2001 from $0.40 to $0.10. This would result in a financing cost being recorded under U.S. GAAP.

(c)	In 1998, the shareholders approved a $17,700,083 reduction in stated capital. As a result, the deficit and capital stock were reduced by this amount.

In 2001 the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and capital stock were reduced by $21,094,369 and $14,950,984, respectively. The $17,700,083 and $36,045,353 elimination of deficits would not be permitted under U.S. GAAP.

Additional U.S. GAAP Disclosures:

Stock Option Plan

FAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transaction in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by FAS 123, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25. Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to income at the time of the option grants. Had compensation cost for the Corporation’s stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by FAS 123, the Corporation’s loss earnings and loss per share for the periods ended March 31, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000 would have been the pro forma amounts indicated below:

	Loss — US GAAP		Loss per Share — basic and diluted

	As Reported	Pro-Forma	As reported	Pro-Forma

March 31, 2003	$(834,572)	$(992,345)	(0.01)	(0.01)
March 31, 2002	(905,310)	(938,870)	(0.01)	(0.01)
December 31, 2002	(2,999,258)	(3,208,055)	(0.03)	(0.03)
December 31, 2001	(2,498,391)	(2,584,829)	(0.03)	(0.03)
December 31, 2000	(16,445,223)	(16,445,223)	(0.20)	(0.20)

GENOIL INC.
Notes to Consolidated Financial Statements, Page 15

The fair values of all common share options granted were estimated on the date of grant using the Black-Scholes option-pricing model.

Impairment or Disposal of Long-term Assets

In August 2001 the FASB issued FAS 144 “Accounting for the Impairment or Disposal of Long-term Assets”, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principles of FASB Statement No. 121 for the impairment of assets to be held and used. A two-step process is used to determine the impairment of the Corporation’s long-term assets, other than assets covered by the full cost accounting policy, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, is reported in discontinued operations in certain circumstances.

This standard was adopted prospectively on January 1, 2002. It did not result in any differences between Canadian and U.S. GAAP in 2002 for the Corporation.

Accounting for Guarantees

In November 2002 the FASB issued Financial Interpretation 45 “Accounting for Guarantees” (“FIN 45”) that will require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed as at December 31, 2002, FIN 45 requires additional disclosures, which have been included in these financial statements to the extent applicable.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 16

Accounting for Variable Interest Entities

In January 2003 the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. The application of FIN 46 will result in the consolidation of any additional entities for the Corporation.

Future Removal and Site Restoration

In June 2001 the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses for U.S. GAAP purposes. The adoption of FAS 143 would not result in a difference between Canadian and U.S. GAAP for the Corporation.

15.	Subsequent events:

The Corporation has announced its intention to issue up to 6,000,000 common shares at $0.10 per share under a proposed non-brokered private placement. A director of the Corporation has stated his intention to acquire 1,000,000 of these common shares. The proposed private placement is subject to the regulatory approval.

During the period April 1, 2003 to July 30, 2003, the Corporation entered into agreements to issue 1,890,800 common shares ranging from $0.10 to $0.28 per share to pay $428,456 of accounts payable and settle a contractual dispute. 640,000 shares were issued during the period April 1, 2003 to July 30, 2003 of which 74,208 shares were issued to a company controlled by a director of the Corporation.

On June 4, 2003 the note holder agreed to extend the due date of principal and interest due at March 31, 2003 aggregating $2,698,883 to January 12, 2005.

Reference is made to note 7(e).

CERTIFICATIONS

I, Thomas F. Bugg, certify that:

1.	I have reviewed this annual report on Form 20-F of Genoil Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 20, 2003	(Signed) Thomas F. Bugg Thomas F. Bugg President and Chief Executive Officer

2

CERTIFICATIONS

I, David Lifschultz, certify that:

1.	I have reviewed this annual report on Form 20-F of Genoil Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 20, 2003	(Signed) David Lifschultz David Lifschultz Chief Executive Officer

2

EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3	By-law No. 1 of Genoil Inc. as amended dated October 25, 2001
4.1	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003
5.1	List of patents held by Genoil Inc.