Form 20-F
period 2005-12-31
GENOIL INC
filed 2006-07-17
CIK 1261002

OMB APPROVAL

OMB Number:           3235-0288
Expires: September 30, 2007
Estimated average burden
hours per response...2631.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .
For the transition period from                                          to
Commission file number:

GENOIL INC.
(Exact name of Registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organization)
703 — 6 Avenue S.W., Suite 510
Calgary, Alberta, Canada T2P 0T9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value listed on the TSX Venture Exchange and OTC Bulletin Board

SEC 1852 (05-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares: 196,051, 227 as of December 31, 2006 and 212,316,860 as of July 11, 2006
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                     ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.
☐ Yes                     ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow
☑ Item 17                     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                     ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes                     ☐ No

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     A. Directors and senior management.
     Not required as this is an annual report under the Exchange Act.
     B. Advisers.
     Not required as this is an annual report under the Exchange Act.
     C. Auditors.
     Not required as this is an annual report under the Exchange Act.
Item 2. Offer Statistics and Expected Timetable
     Not required as this is an annual report under the Exchange Act.
Item 3. Key Information
     A. Selected financial data.
     Genoil Inc.’s (hereinafter “Genoil” or the “Corporation”) financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 21 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes thereto, and the other information contained in this document.
     The following selected consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from Genoil’s audited Consolidated Financial Statements, which are included elsewhere herein, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 21 to the Consolidated Financial Statements.
     Genoil’s Consolidated Financial Statements are stated in Canadian Dollars (“CDN$” or “$”). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.
Selected Consolidated Financial Information
(All amounts in Canadian dollars)

	Years ended December 31
	2005	2004	2003	2002	2001
Revenue	—	—	—	30,100	1,124,343
Loss from continuing operations
Canadian GAAP	(10,923,321)	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)
US GAAP	(10,901,392)	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)

	Years ended December 31
	2005	2004	2003	2002	2001
Income (loss) before income taxes
Canadian GAAP	(10,923,321)	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)
US GAAP	(10,901,392)	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)
Income (loss) for the period
Canadian GAAP	(10,923,321)	(9,097,560)	(5,711,256)	(3,055,577)	(2,125,228)
US GAAP	(10,901,392)	(9,135,654)	(6,321,628)	(3,196,807)	(2,508,363)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.02)
US GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.03)
Income (loss) per share:
Basic
Canadian GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.02)
US GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.03)
Income (loss) per share:
Diluted
Canadian GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.02)
US GAAP	(0.06)	(0.05)	(0.04)	(0.03)	(0.03)
Total assets
Canadian GAAP	6,155,904	12,702,995	8,613,384	10,239,807	7,457,618
US GAAP	6,155,904	12,702,995	8,613,384	10,239,807	7,457,618
Working Capital (Deficiency)
Canadian GAAP	(2,700,315)	(167,558)	(408,926)	351,350	(3,201,609)
US GAAP	(2,740,781)	(167,558)	(408,926)	351,350	(3,201,609)
Note payable*	—	3,024,991	2,768,741	2,647,133	2,440,425
Due to investors	—	—	225,117	—	—
Net assets
Canadian GAAP	867,375	5,024,210	5,038,954	6,758,878	4,161,074
US GAAP	(197,740)	3,988,534	5,038,954	6,758,878	4,161,074

	Years ended December 31
	2005	2004	2003	2002	2001
Share Capital
Number of Shares Outstanding	196,051,227	178,880,056	159,035,409	141,948,050	103,454,585
Canadian GAAP	21,665,406	15,576,995	13,167,509	10,791,613	5,246,806
US GAAP	54,316,473	48,228,062	45,818,576	43,442,680	38,294,767
Retained earnings (deficit)
Canadian GAAP	(29,873,446)	(18,950,125)	(9,852,565)	(4,141,309)	(1,085,732)
US GAAP	(84,793,515)	(73,892,123)	(64,756,469)	(58,330,813)	(55,228,062)

*	In 2001, Genoil borrowed $2.3 million from a third party to finance the acquisition of various patents and technology rights. The loan is secured by all of the Company’s assets and has quarterly interest payments at 9% per annum and was due in February 2003. On June 4, 2003, the note holder agreed to extend the due date to January 12, 2005 on the principal and interest due at March 31, 2003, aggregating $2,651,408. The debt was discharged with the proceeds of the exercise, by the creditor, of 10 million warrants in 2005 as described in note 7 of the financial statements.

**	Effective January 1, 2004, Genoil retroactively adopted new Canadian accounting standards for stock based compensation. The standard requires that equity instruments awarded to directors, officers, and employees be measured at fair value and recognized over the related period of service. Pursuant to the transitional rules, the expense recognized applies to stock options granted on or after January 1, 2002. The Company elected to apply the standard retroactively with restatement, resulting in an increase to contributed surplus and a corresponding decrease to retained earnings at January 1, 2004 of $78,425. The adoption of the new accounting policy for stock based compensation resulted in the Company recording an expense and an increase in the 2003 reported loss of $833,789 ($0.01 per share).
     To date Genoil has not attained commercial operations from its various patents and technology rights. At December 31, 2005, Genoil had a working capital deficiency of $2,700,315 and a deficit of $29,873,446. Genoil’s future is dependent upon obtaining adequate additional financing to fund the development of commercial operations from its various patents and technology rights.
     To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
     The number of shares issued in the last five years are as follows: 17,171,171 in 2005; 19,844,647 in 2004; 17,087,359 in 2003; 38,493,465 in 2002; and 12,114,217 in 2001.
     As at December 31, 2005, Genoil had 196,051,227 shares issued and outstanding, whereas at December 31, 2004, the Corporation had 178,880,056 shares issued and outstanding. As at December 31, 2003, 2002 and 2001, the Corporation had 159,035,409, 141,948,050 and 103,454,585 shares issued and outstanding, respectively.
     Currency and Exchange Rates
     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended December 31, 2001	1.5032
Year Ended December 31, 2002	1.5705
Year Ended December 31, 2003	1.3916
Year Ended December 31, 2004	1.2191
Year Ended December 31, 2005	1.2114
     On July 11, 2006, the exchange rate, based on the noon buying rate published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was U.S. $1.00 = $1.1338.
     The high and low exchange rate for each of the past six months were as follows:

MONTH	HIGH	LOW
December 2005	1.1754	1.1427
January 2006	1.1794	1.1372
February 2006	1.1614	1.1352
March 2006	1.1747	1.1299
April 2006	1.1770	1.1162
May 2006	1.1275	1.0948

     B. Capitalization and indebtedness.
     Not required as this is an annual report under the Exchange Act.
     C. Reasons for the offer and use of proceeds.
     Not required as this is an annual report under the Exchange Act.
     D. Risk factors.
     Going Concern
     To date Genoil has not attained commercial operations from its various patents and technology rights. Genoil’s future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2006 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.
General Risk Factors
     An investment in the Corporation’s common shares (“Common Shares”) should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating Genoil and its business.
     Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by the Corporation and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Genoil’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
     The section that follows addresses several of the risk factors related to the Corporation’s operations in more detail.
     Genoil has a history of substantial losses and negative cash flows. It expects these losses and negative cash flows to continue and increase in the future. If it is unable to make a profit, the Corporation may not be able to continue to operate its business.
     Genoil has not earned profits to date and it may not earn profits in the future. Profitability, if achieved, may not be sustained. The commercialization of its technologies requires financial resources and capital infusions and future revenues may not be sufficient to generate the funds required to continue its business development and marketing activities. If the Corporation does not obtain sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
     Genoil has incurred significant losses and expects to continue to incur significantly greater costs than revenue received. Consequently, the Corporation expects to incur losses in the near term. If Genoil achieves profitability, it may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive to the Corporation’s technology. In all areas of its business, Genoil may compete against entities that may have greater technical and financial resources. The Corporation is completely dependent upon external sources of financing which may not be available on acceptable or economic terms.

     The intellectual property and technology developed by Genoil may not work in the manner anticipated or the market may not be receptive to its technology or other new technologies might be more feasible to implement.
     Genoil develops technology for use in various industries. Part of the risk in this type of undertaking is that the technology may not perform as expected or its use may not be economical. The development of intellectual property is expensive and time consuming and if the developed product is not marketable, then no revenues will be realized from its development.
     The marketability of Genoil’s technologies depends on the ability of those technologies to meet and adapt to the needs of industry customers. The markets for Genoil’s technologies may not develop further and the current level of market acceptance of its products may decrease or may not be sustainable. In order to continue marketing its technology, the Corporation must adapt to rapid changes in technology and customer requirements. The Corporation’s success will depend, in part, on its ability to enhance its existing technology, gain market acceptance, and continue to develop its products to meet increasingly demanding customer requirements.
     Genoil’s technology is still experimental so the demand for it is unknown. The Corporation’s potential market may not develop as it anticipates and, accordingly, it may not be able to expand its business or operate it profitably.
     The Corporation’s technology has not been proven in any commercial venture and, as such, any market for its technology will depend significantly on its own effects. As a result, future demand for its technology is unknown. Genoil believes that many of its potential customers are not fully aware of the benefits of its technology. The Corporation must educate potential customers regarding these benefits and convince them of its ability to provide complete and reliable services. The market for its technology may never become viable or grow further. If the market for its technology does not grow or grows more slowly than it currently anticipates, its business, financial condition and operating results would be materially adversely affected.
     Key employees may terminate their employment.
     Skilled and educated professionals are a fundamental component of the development of intellectual property. If these key employees terminate their employment with Genoil, the development of its intellectual property may be hindered or delayed, increasing the expenses associated with technology development. The Corporation’s success is dependent on the services of members of its senior management team. The experience and talents of this team will be a significant factor in its continued success and growth. The loss of any senior management member could have a material adverse effect on its operations and business prospects. Given its financial situation, Genoil may not be able to retain or replace its key personnel. The Corporation has no key man insurance.
     Genoil has issued common share purchase warrants and options, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.
     As of December 31, 2005, Genoil has reserved 27,180,103 Common Shares for issuance upon the exercise of stock options, 6,359,912 Common Shares for issuance upon the exercise of warrants, and 16,223,227 for issuance upon conversion of outstanding debt. These Common Shares represent a potential equity dilution of approximately 20%. There were 196,051,227 Common Shares outstanding at December 31, 2005 and 212,316,860 Common Shares outstanding as of July 11, 2006. Furthermore, the Corporation may enter into commitments in the future which would require the issuance of additional Common Shares, and it may grant additional stock options. The Corporation is authorized to issue an unlimited number of Common Shares. Issuance of additional shares would be subject to TSX Venture Exchange regulatory approval and compliance with applicable securities legislation. Genoil currently has no plans to issue Common Shares other than upon the exercise of warrants and options, for the purpose of raising funds for general working capital requirements, to acquire additional technology, to accommodate strategic partnerships, or for the satisfaction of debts, in certain, limited circumstances, which issuance would be subject to approval of the TSX Venture Exchange.
     Third parties may claim that Genoil infringes their proprietary rights.

     Genoil potentially may be subjected to claims that it has infringed the intellectual property rights of others. As the number of products in the oil and gas industry increases, the Corporation may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, previous employers of its former, current or future employees may assert claims that such employees have improperly disclosed to Genoil the confidential or proprietary information belonging to those employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention from its core business, require it to stop selling or delay shipping, or cause the redesign of its product. In addition, Genoil may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.
     Genoil may not be able to protect its proprietary information.
     Genoil relies on a combination of copyright, patents and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Corporation’s technology. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy Genoil’s products or to obtain or use information that it regards as proprietary. Given its size and financial situation, Genoil may not be ultimately effective in preventing misappropriation of its proprietary rights.
     Genoil’s intellectual property may become outdated or surpassed by industry improvements.
     Genoil is a technology-based company and is involved in developing, improving, and marketing this technology to customers. There is a risk that new developments in Genoil’s field of specialty will arise, making its technology products less marketable. To enhance its position in the technology industry, the Corporation must continue to develop and improve its current products and develop product extensions. There may not be a demand for the products or capital available to finance their development in the future.
     Genoil operates in a competitive market.
     The business of providing technology-based solutions to industry is highly competitive. Some of Genoil’s competitors may have greater financial and marketing resources, greater market share and name recognition than it has, which would allow them to quickly develop market presence in the markets Genoil serves or allow them to expand into new markets that Genoil intends to serve. Given its size and financial position, the Corporation may not be able to effectively compete with these competitors.
     Potential expansion and opportunities may arise.
     Genoil may continue to expand its operations or product lines through the acquisition of additional businesses, products or technologies. It may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on Genoil’s business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. The Corporation’s failure to manage its acquisition strategy could have a material adverse effect on its business, results of operations and financial condition.
     U.S. investors may have difficulty enforcing judgments against Genoil or its management.
     Genoil is incorporated in Canada. Substantially all of its assets are located outside the United States. As a result, U.S. investors may not be able to:
•	effect service of process upon the Corporation or these persons within the United States; or

•	enforce against the Corporation or these persons in United States courts, judgments obtained in United

States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

•	initiate a derivative suit on the Corporation’s behalf.
     Genoil is subject to exchange rate risk.
     Genoil is a Canadian company and its operating expenses and capital expenditures are denominated in Canadian dollars. It will be subject to exchange rate risk where it enters into contracts not denominated in Canadian dollars and, accordingly, fluctuations in exchange rates could have a material effect on its results of operations.
Item 4. Genoil’s Information
     A. Genoil’s history and development.
     The Company
     Genoil was created from an amalgamation on September 5, 1996 under the Canada Business Corporations Act of Genoil Inc. and Continental Fashion Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger, Continental Fashion Group Inc. had no assets, no liabilities and did not carry on any business.
     The address of its head office is 510, 703 - 6 Avenue S.W., Calgary, Alberta, T2P 0T9 and its phone number is (403) 750-3450. Genoil USA has an office in the United States located at 545 Madison Avenue, 15th Floor, New York, New York, 10022, U.S.A. Its transfer agent is Computershare Trust Company of Canada, located at Watermark Tower, 600, 530 - 8th Avenue S.W., Calgary, AB T2P 3S8
     History

1996	-	Genoil was created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc. Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis.
1997	-	Genoil acquired interests in oil and gas properties located in the Province of Quebec;
	-	St. Genevieve Resources Ltd., Genoil’s then parent company, re-directed funds from its accounts, leaving Genoil insolvent;
	-	Debt owed by Explogas Ltd. (“Explogas”) was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which Genoil acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, Genoil sold all of its shares in Explogas.
1998	-	Genoil was re-capitalized by Beau Canada Exploration (“Beau”) and it became a subsidiary of Beau;
	-	Genoil’s board of directors and management were replaced and it changed its year end to December 31st;
	-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased for $2,600,000. As this was a non-arm’s length transaction and the purchase price was determined with reference to an independent engineering assessment.
	-	Genoil listed on the Canadian Venture Exchange (CDNX) predecessor to the TSX Venture Exchange.
1999	-	Genoil acquired all outstanding common shares of CE3 Technologies Inc. This was an arm’s length transaction;
	-	Genoil’s subsidiaries at the end of 1999 were CE3 Technologies Inc. (“CE3”), Enviremedial Services Inc. (“Enviremedial”) (CE3 was sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup Restricted Limited (“GMBI”);
	-	Genoil sold its Cuban interests.
2000	-	All of Genoil’s Canadian royalty interest and producing properties were sold to Beau Canada for $1,700,000. As this was a non-arm’s length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers;
	-	Genoil also sold GMBI to Beau for $1,400,000 cash consideration. As Genoil shifted its focus to technology development from oil and gas operations, GMBI, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects;
	-	Beau distributed its holdings in Genoil, a total of 61,600,000 Common Shares, to its shareholders and ceased to be Genoil’s parent company;
	-	CE3 was placed into receivership as it had substantial cost overruns on its oilsands cleaning facility. CE3’s creditors took over the project, and Genoil made a bid to the receiver for CE3’s technology. Genoil was successful in its bid and the remaining operations of CE3 were wound up by the receiver;
	-	Genoil changed its registered office from Toronto, Ontario to Calgary, Alberta.
2001	-	Genoil acquired all of the intellectual property of CE3, as well as certain capital assets, including a pilot heavy oil upgrader facility, for $2,000,000 cash consideration and the subordination of CE3’s approximate $20,000,000 of secured debt owing to Genoil;
	-	David Lifschultz acquired 10,121,462 Common Shares of Genoil. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share.
	-	Exclusive rights to the oil-water separation technology which Genoil held were indefinitely extended.
2002	-	Genoil purchased Hydrogen Solutions Inc. and was assigned an existing license for EHG Technology LLC (“EHG”) technology, which it paid for by issuing 10.5 million Common Shares and agreeing to pay a 32.5% royalty based on net operating income relating to hydrogen production. This was an arm’s length purchase. The Corporation acquired the exclusive rights to a process for generating hydrogen from water;
	-	Genoil acquired patent rights for a three-phase oil water separator as well as an existing commercial oil water separation unit in exchange for 700,000 of its Common Shares at a deemed price of $0.22 per share;
	-	Genoil completed two non-brokered private placements through which it issued 6,566,614 Common Shares at a price of $0.18 per Common Share and 20,226,853 Common Shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased an additional 19,770,329 shares, bringing his shareholdings to 20.5% of Genoil’s outstanding Common Shares. Mr. Lifschultz paid cash for these shares;
2003	-	Genoil continued operations under the agreement with EHG for the purpose of conducting tests of the hydrogen generating technology at a site in Romania;
	-	Outstanding warrants, representing a total of 11,262,500 Common Shares, were extended for one additional year to February 12, 2004. These warrants have now expired;
	-	A number of shares-for-debt agreements were reached with several of Genoil’s creditors. As of December 31, 2003, Genoil had issued 5,186,060 Common Shares representing $732,325 of creditor liabilities for the year 2003. It received approval from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares were issued subject to a TSX Venture Exchange imposed four-month hold period;
	-	Genoil completed two non-brokered private placements through which it issued 6,008,499 Common Shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant, with each full warrant allowing its holder to purchase one Common Share at a price of $0.20 for a period of two years).
2004	-	Genoil completed a non-brokered private placement through which it issued 10,642,820 units at a price of $0.14 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant with each full warrant allowing its holder to purchase one Common Share at a price of $0.15 for a period of two years).
	-	The Corporation issued 1,674,999 shares in satisfaction of obligations to four creditors including two officers and one related party.
	-	Genoil entered into a contract with Silver Eagle Refining — Woods Cross Inc. (“Silver Eagle”) to install the first commercial Genoil Hydroconversion Upgrader (“GHU”).
	-	Genoil raised $900,000 through two short-term loans from a director. As compensation for the loan, the Corporation issued to the lender 300,000 Common Shares at a deemed price of $0.25 per share.
	-	Genoil signed an agreement with OAO Lukoil for the testing of its heavy oil from the Yarega oil field in Russia’s Komi Republic.
	-	Genoil signed a licensing agreement with Velox Corporation regarding the “Maxis” oil and water separation system. Genoil has propriety rights to the “Maxis” hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions.

	-	Genoil signed a licensing agreement for its Claris technology with MNGK, a Russian oil services firm.
	-	Genoil acquired a controlling interest in Velox Corporation.
	-	In December, Genoil completed a non-brokered private placement through which it received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase 3,203,534 Common Shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December, 2014.
2005	-	On February 3, 2005, a lender agreed to exercise its right to acquire 10,000,000 Common Shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 Common Shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of shares were paid to the holder to settle the entire principal and accrued interest outstanding to the lender.
	-	The Corporation settled payables with insiders equal to $471,414 through the issuance of 1,266,873 Common Shares pursuant to certain shares for debt agreements.
	-	Late in 2005 the Corporation received a letter of termination from Silver Eagle. Genoil is currently reviewing its alternatives in response to such letter with a view to having the Silver Eagle facility complete the installation and demonstration of Genoil’s technology.
	-	Genoil completed a non-brokered private placement, through which it received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share.
	-	Genoil signed a letter of intent with Surge Global Energy, Inc. to evaluate the construction of a 10,000 barrel per day commercial upgrader based on its technology.
	-	In December 2005, Genoil arranged a non-brokered private placement. Pursuant to this private placement, Genoil received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.
2006	-	Genoil entered into a non-binding memorandum of understanding with Hebei Zhongie Petro Chemical Group to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU technology.
	-	Genoil’s GHU technology was approved by the United States Patent and Trademark Office.
	-	Lifschultz Terminal and Leasing Co. Inc. converted its outstanding $750,000 debenture originally acquired in 2005, thus eliminating a $750,000 outstanding debt payable by Genoil.
	-	Lifschultz Enterprises Co., LLC converted its outstanding $750,000 debenture originally arranged in December 2005.
	-	SDS Capital Group SPC, Ltd. converted $163,636 of its outstanding $428,995 non-interest bearing convertible debenture originally acquired in December 2004.
     B. Business overview.
     General Development of the Business
     Genoil’s principal business is the development of technologies relating to the oil and gas industry. Its present goal is to commercialize its technologies internationally.
     The Corporation owns rights to several patented and proprietary technologies. A number of products that have been created from these technologies are under development. None of its technologies have been commercialized. A discussion of these products follows.
     No consideration has been given to consumer boycotts as a result of operations in Countries of Particular Concern as defined by the International Religious Freedom Act of 1998. Genoil is a Canadian company and as such the International Religious Freedom Act of 1998 does not apply to its operations. The Corporation does not produce consumer products.

     Pilot Heavy Oil Upgrader
     Genoil owns heavy oil upgrader technology. Genoil’s pilot heavy oil upgrader (the “Upgrader”) uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the Upgrader to be developed for both heavy oil and bitumen. The hydrogen addition process is a process whereby hydrogen is mixed with bitumen under specific pressures and temperatures to upgrade the bitumen from a low API to whatever desired value the client requires. Genoil’s Upgrader has progressed through the development stage.
     In 2002, the Corporation moved its Upgrader to a new location at Two Hills, Alberta. The move of the Upgrader was a result of Genoil being restricted from testing third party crude at the previous location in Kerrobert, Saskatchewan. This in turn prevented the Corporation from generating revenue from testing of third party crude. The site at Two Hills, Alberta is Genoil’s own site and as such there is no restriction on third party testing. The Corporation established this site in order to test specific grades of crude oil used in the refining operations of companies interested in the technology. Testing was undertaken on behalf of Gulf Canada Resources Ltd. and Renaissance Energy Ltd. During tests of the Upgrader in 2001, using the Genoil process, tarsand bitumen was upgraded from 8.5 API to 24.8 API gravity; thereby, enhancing the production of desirable “light ends” and facilitating the acceptance of this “stock” by the vast majority of refineries. Liquid yields were greater than 100% with no petroleum coke production. The carbon rejection process involves limiting the heavy ends of the bitumen thereby leaving the producer with a light quality product. Reducing the heavy ends will generally vary from 18-26% of the bitumen, depending upon the composition of the bitumen. In the hydrogen addition process, since hydrogen is being added to the bitumen the end result will consequently be greater than 100% of bitumen due to the hydrogen that is being added. Genoil’s process may also be capable of yielding a key environmental benefit by lowering sulfur pollution during the refining process from 5% to 0.2%.
     Genoil plans to use the Upgrader as part of a strategy to actively market its process and license its technology throughout the world’s oil refining industry. The Corporation has executed numerous marketing agreements granting marketing organization parties the right to promote the Upgrader technology into international markets on a commission basis. The company representations are either individuals or organizations in Venezuela, Brazil, Trinidad and Tobago, Mexico, Colombia, Chile, Peru, Ecuador, the US Virgin Islands, Romania, the Middle East, Great Britain, Spain, the United States, Canada, South Korea, China, Indonesia and India. None of the marketing organization parties are affiliates and all agreements with such marketing agents were the results of arm’s length negotiations. The marketing agreements are commission sales agreements, which in essence provide a finder’s fee to the sales agents in the event that a sale is completed by Genoil. The agreements require no further expenditures by the Corporation. The material terms of the standard agreement include an obligation to pay a 10% commission on any gross profits which were secured by the sales representative; an initial contract term of 180 days (which can be extended by Genoil for additional 180 day periods), and terms to the effect that the sales representative does not operate as an exclusive sales representative, although Genoil has entered into a number of territory specific exclusive representation agreements.
     In 2003, Genoil executed an agreement with PetroChina, a foreign oil company, whereby testing of the Upgrader may be conducted utilizing foreign oil. PetroChina has contracted to provide samples of their oil to be processed by the Upgrader. Testing commenced in accordance with this agreement in July 2003. Engineering personnel of both parties were involved in conducting the tests. There were some delays in this testing due to the excess salt in the crude oil provided by PetroChina and the requirement that the salt be removed before processing. The quantity of salt was unexpected and required specialized equipment to remove it. A further transaction with PetroChina remains a possibility.
     In 2004, Genoil entered into a contract with Silver Eagle to install its GHU technology at a refinery owned by Silver Eagle and located in Utah. Under the agreement, Genoil was to install its GHU technology in a pre-existing refinery in order to process low-grade atmospheric and vacuum distillation bottoms and convert them to high value, lighter distillates and transportation fuels. Genoil received a notice of termination of this agreement on December 20, 2005. Genoil is aware of Silver Eagle’s intention to sell the refinery in question and amongst other alternatives being exercised in response to the receipt of the termination letter has been attempting to find a buyer for the refinery who would also be in favour of resurrecting the agreement, although no such sale has occurred as the date of this document.

     In 2004, Genoil signed an agreement with OAO Lukoil for the testing of its heavy oil from the Yarega oil field in Russia’s Komi Republic. The Corporation successfully upgraded the oil at the Upgrader. The test results with Lukoil were very successful achieving conversion rates on pitch and the resulting API gravity oil that Lukoil desired, by adding back the C5+ diluents separated in the GHU process back into the upgraded synthetic crude oil to meet the specified API. Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample, and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec Inc. (“Stantec”) provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for a proposed plant and a description of its configuration and the scope of supply. During fiscal 2005, management has had several detailed and serious follow up discussions with representatives of Lukoil.
     A high level Lukoil delegation visted Alberta in mid-June 2006 and held discussions with the Genoil engineering team at its Sherwood Park offices outside Edmonton. During a detailed review of Lukoil’s requirements in the area of heavy oil upgrading, Lukoil requested a further elaboration of a project study submitted with respect to a proposed GHU project in the Komi region of Russia.
     In 2005, Genoil entered into a letter of intent with Surge Global Energy, Inc. to evaluate the construction of a 10,000 barrel per day commercial upgrader in North America based upon its GHU technology. The first step in this evaluation is to conduct a feasibility study regarding the installation of a GHU at Surge’s Sawn Lake Heavy Oil development. The feasibility study will start with the analysis of the raw Sawn Lake crude that will be upgraded in its pilot unit. These test results will establish the parameters for the construction of the upgrading unit and establish the optimal upgraded crude quality and the API to be derived from the GHU process.
     Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Surge Global has filed the necessary permits to drill production wells at Sawn Lake and is still awaiting approval by the Alberta and Canadian governments, at which time, and pending the completion of the economic test results, the construction process will be initiated.
     During the first quarter of 2006, Genoil entered into a non-binding memorandum of understanding with Hebei Zhongie Petrochemical Group to jointly develop and build the first major commercial heavy oil upgrader in China based on the Genoil GHU technology should such a project prove feasible and desirable. The first step in the implementation of this MOU is to conduct an engineering and feasibility study to test the GHU technology’s ability to process M380 feed at Nanpaihe Town, Huanghua City, Hebei, China where the proposed upgrader is to be located. Testing of the M380 crude is required to establish the parameters for the construction of the GHU upgrading unit at the most optimal upgraded crude quality and API.
     Hebei Zhongie Petrochemical Company is planning to be in Edmonton for meetings with Genoil on the status of the 30,000 BPD upgrader for their refinery in China during August 2006. A delegation from the Hebei Zhongie Petrochemical Company that will include Mr. Mryu (President), Mr. Guocheng Yu (Vice President), Mr. Yongjun Zheng (Technical Director) and Mr. Baoguang Li (Project Manager) to discuss outstanding issues with goal being to roll the MOU into a contract for the 30,000 BPD facility in China.
     Oil/Water Separation
     Genoil owns certain oil/water separator technology rights through a wholly owned subsidiary. Its oil/water separator separates oil from water at the wellhead. An oil/water separator test unit is located at the Corporation’s Upgrader facility for testing at Two Hills, Alberta, Canada. Other companies also have oil-water separators that operate near the wellhead, but often require additional sources of heat to function efficiently. Oil/water separators generally use gravity, heat or a combination of the two as well as filters. Some separators also use gravity and the movement of the fluid (“cyclonics”) to separate oil and water. Genoil’s separators are designed to use cyclonic action to separate oil and water more efficiently than strictly gravitational or heat based separators. Other cyclonic separators exist but management believes that, as a result of the design of Genoil’s separators, they should perform better than existing separators currently in use.

     The separator unit is available at Genoil’s Two Hills, Alberta, Canada Upgrader site for demonstrations to interested oil producers.
     Through Velox Corporation, a majority-held subsidiary, Genoil has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage.
     Genoil’s Crystal water separator is a compact unit that is able to handle smaller volumes using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil is now building a prototype for testing with the U. S. Coast Guard and have presented this technology to a major tanker line. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing the technology. The bilge cleaner has the potential of tapping an 84,000 ship market as all ships which sail internationally must be outfitted with a device of this nature, as per international shipping regulations.
     Revenues from Product Sales
     The majority of Genoil’s products continue to be at the development stage and therefore are not producing revenues at this time.
     The following table presents interest revenue for the past three fiscal years ended December 31, 2005 by source:

	2005	2004	2003
Interest	19,484	—	9,637

Total Interest	19,484	—	9,637

     In 2004, Genoil received $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of heavy oil from Lukoil began in November 2004. The amounts are included as a recovery in pilot upgrader expenses.
     Interest of $19,484 was earned during 2005 on short-term investment of the Company’s cash reserves.
     Expenditures Relating to the Sale of Products
     Genoil is primarily involved in the development of its technologies for commercial application. The Corporation engaged two full-time employees and two consultants in selling and marketing its products during 2005.
     The following table presents expenditures relating to the sale and marketing of Genoil’s products for the past four fiscal years ended December 31, 2005, by source:

	2005	2004	2003	2002
Pilot Upgrader	1,714,872	741,049	1,092,774	712,393
Administration	3,924,916	2,522,906	1,568,332	1,304,294

Total Expenses	5,639,788	3,263,955	2,661,106	2,016,687

     Genoil does not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of its technologies, in the near future.
     Sales are expected in the area of oil/water separation prior to the sale of a large scale GHU facility. Genoil anticipates sales of both Maxis and Velox units based on changes being made through the world discharge of process water and discharge of bilge and ballast water by IMOA. Therefore, Genoil expects that its primary source of income in the short term will come from sale of oil/water separation equipment, but the largest potential for medium and long-term revenue is based on sales of the GHU technology.
     Geographic Markets
     100% of Genoil’s revenues in fiscal year 2002 were earned in Canada. Income for 2005, 2004 and 2003 represent interest income earned in Canada, except for $638 of interest income earned in the United States in 2005.
     Intellectual Property Rights
     Genoil has 18 patent applications under review in Canada, the United States, Mexico, Venezuela, Brazil, Peru and Europe and has been granted 6 US patents (Patent nos. 6,074,549; 6,527,960; 6,588,601; 6,125,865; 7,001,502; 7,014,756). In addition, Russian patent, Patent no. 2,339,938, has been licensed to the Corporation. Genoil either owns or licenses the rights to all intellectual properties used in its products.
     Genoil has copyright and patent rights, which are necessary and contribute significantly to the preservation of its competitive position in the market. It is possible that the Corporation’s patents and other intellectual property will be challenged, invalidated or circumvented by third parties in the future. In the future, it may not be able to obtain necessary licenses on commercially reasonable terms. Genoil enters into nondisclosure agreements with its suppliers, contractors and employees, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Corporation.
     Sales, Marketing and Distribution
     Genoil is presently involved in pursuing sales of its Oil/Water Separator Units. It is the Corporation’s intention to apply any monies earned from sales of Oil/Water Separator Units to provide cash flow for its ongoing operations. Genoil is pursuing sales of Oil/Water Separators through the Internet and various engineering firms that deal with oil and gas companies throughout the world. It has entered into 12 contracts in 18 countries to further pursue these sales.
     Genoil intends to market its products and license its GHU technology throughout the world’s oil refining and production industry. To this end, it is currently involved in discussions and negotiations with several refineries in the United States regarding implementation of its GHU technology at its facilities. However, it has not restricted its efforts to North America. Genoil is presently engaged in discussions with refining operations in Europe, Latin America, Asia, Africa and the Middle East.
     Competition
     Genoil is aware that several other companies may be presently pursuing the development of technologies in the oil and gas industry. It acknowledges that it is possible that some of these technologies may be similar in nature to its products and technologies. Such companies, should they be involved in selling or developing the same technology as Genoil, may be potential competitors to the Corporation.
     Government Regulations
     To management’s knowledge, there are several government regulations with which Genoil must comply. Failure to comply with these regulations could adversely affect its business. Certain government regulations require the imposition of standards that are normally a part of industry knowledge, and as such, would be understood and acted upon by the Corporation in the normal course of doing business.
     Genoil, as a producer of technology and intellectual property, is not generally subject to environmental regulations. Genoil specializes in mechanical processes and as such its regular operations do not fall within the scope of environmental protection legislation.

     The Corporation is subject to securities regulation in the Canadian jurisdictions in which it is a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, transactions involving its securities are subject to TSX Venture Exchange approval. The Corporation’s shares are also traded on the OTCBB and as such, the Corporation is subject to the OTCBB listing requirements. Genoil must maintain a legislated level of public disclosure and must maintain minimum listing requirements based on its financial performance, resources and stage of development.
     Plan of Operation
     No material changes are expected in Genoil’s plan of operations. Genoil intends to continue to focus on marketing and developing its products in the immediate future.
     To fund its near term working capital requirements, the Corporation has recently completed two private placements. In October 2005 Genoil received $750,000 from related party and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share. In December 2005, Genoil received an additional $750,000 from a related party and issued a convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. This second private placement also included the issuance of 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance. These funds are expected to permit Genoil to fulfill its operating and capital requirements for the near term, however subsequent financing activities will be required in the near term.
     There are no confirmed purchases or sales of plant and equipment.
     C. Organizational structure.
     Genoil has contracted with consultants in the cities of Toronto, Ontario, New York, New York, Houston, Texas, and in Europe to provide investor relations services and to generally act as representatives on its behalf in their respective cities and countries. The Corporation intends to rely upon the services of these consultants and to remunerate them by means of sales commissions and incentive stock options. It has also engaged agents in Russia, Venezuela, the Middle East and a number of other jurisdictions.
     Genoil has four subsidiaries: Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., and Crystal Clear Solutions Inc. (the “Subsidiaries”). Genoil (USA), Inc., a wholly-owned subsidiary, was incorporated on December 29, 2004, in the State of Delaware, to facilitate payment of charges incurred by David K. Lifschultz, CEO of the Corporation, relating to market development in the U.S.A. Genoil owns 100% of both Hydrogen Solutions Inc., a corporation incorporated in Canada pursuant to the Alberta Business Corporations Act and Crystal Clear Solutions Inc., a corporation incorporated in Canada pursuant to the Alberta Business Corporations Act. Neither of these subsidiaries have any material assets or operations.
     Genoil holds a 50.1% interest in Velox Corporation, which is a corporation incorporated in Canada pursuant to the Business Corporations Act (Alberta). Velox Corporation’s primary asset is the “Maxis” oil and water separation technology. Velox Corporation currently has no material operations.
     D. Property, plant and equipment.
     Human Resources and Facilities
     Genoil presently operates out of four main locations: an office in Edmonton, Alberta, an office in Calgary, Alberta, an office in New York, New York and a research and development site located at Two Hills, Alberta.
     Genoil has nein employees based at its office in Edmonton, Alberta and hires other outside consultants as required. During 2005, the Corporation leased 8,300 square feet, 4,400 of which it rented to another company. Genoil uses its Edmonton office for research and development and paid $4,439 per month for rental of this space.
     The Corporation has two employees and one consultant based at its office in Calgary, Alberta. During 2005, Genoil leased 2,318 square feet and paid $4,542.18 per month in rent. In April 2005, it moved to a new office in Calgary where it pays $2,726 per month in rent. Genoil uses its Calgary office for corporate administration.

     Genoil had six employees based at its facilities located in Two Hills, Alberta, during 2005. It uses its Two Hills facilities for research and development and for client demonstrations.
     There are no present plans to construct, expand, or improve its facilities.
     The facilities operated by the Corporation are not subject to environmental protection legislation and to its knowledge no environmental issues exist that would potentially affect its utilization of its assets.
Item 4A. Unresolved Staff Comments
     Not applicable as Genoil is not an accelerated filer or a large accelerated filer.
Item 5. Operating and Financial Review and Prospects
     Forward-Looking Statements
     Statements in this report, or any document filed by Genoil with the different governing authorities, by or on behalf of it, to the extent not directly and exclusively based on historical events, constitute “forward-looking statements”. These statements represent the Corporation’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.
     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Corporation include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.
     Genoil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     A. Operating results
     Overview
     Genoil’s financial statements are prepared in accordance with Canadian GAAP, which conform in all material respects with US generally accepted accounting principles, except as disclosed in Note 21 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.
     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation’s financial condition for the fiscal year ended December 31, 2005 in comparison with those for the fiscal year ended December 31, 2004. This discussion should be read in conjunction with the Consolidated Financial Statements attached as Exhibit 19(a) hereto.
     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its Upgrader is located at Two Hills, Alberta.
     To December 31, 2005, the Corporation has incurred significant operating losses and has a working capital deficiency.
     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies.

     The Corporation used $5,216,011 of cash in its operations during 2005. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
     At December 31, 2005, the Corporation had working capital deficiency of $2,700,315, which includes $1,576,780 due to related parties. During the first quarter of 2005, the note payable of $3 million was simultaneously discharged with the proceeds of warrants exercised by the note holder.
     At December 31, 2005, Genoil had 196,051,227 shares outstanding along with 27,180,103 stock options and 22,583,139 warrants/convertible instruments.
     During the year ended December 31, 2005, the Corporation received $1,013,671 in gross proceeds related to issuances of Common Shares as a result of the exercise of options and warrants.
     On October 12, 2005, Genoil completed a non-brokered private placement, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share.
     At the end of December 2005, the Corporation arranged a non-brokered private placement on substantially similar terms to the October, 2005 private placement. Pursuant to this private placement, the Corporation received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included the issuance of 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.
     Subsequent to year end, the Corporation issued 267,681 Common Shares with a weighted average price of $0.35 per share in settlement of $93,750 of debt to a former director and officer and a company controlled by that former director and officer.
     Subsequent to December 31, 2005, the Corporation issued 7,180,769 Common Shares at a weighted average exercise price of $0.15, in connection with the exercise of various options for total gross proceeds of $1,052,500.
     Subsequent to December 31, 2005, the Corporation issued 3,976,416 Common Shares at a weighted average exercise price of $0.13, in connection with the exercise of various warrants for total gross proceeds of $516,462.
     In March 2006, the Corporation issued 1,800,000 Common Shares on the settlement of amounts owing to a director and officer of the Corporation, related to convertible instruments entered into in 2005.
     The Corporation will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
     The Corporation is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.
     On December 23, 2004, Genoil received $5,638,220 as part of a private placement and issued non-interest bearing convertible debentures. The debentures mature in December, 2014 and are convertible at any time prior to December 23, 2014 into Common Shares at $0.44 per share. The Corporation can require conversion of the debentures if the Common Share trading price exceeds an average 90-day trading price of $1.55 per share during the term for a period of 30 days. The debenture holders were additionally issued 3,203,534 warrants entitling them to purchase 3,203,534 Common Shares at a price of $0.85 per share at any time prior to December 23, 2009.
     On December 20, 2004, Genoil announced that it had entered into an agreement to eliminate approximately $3 million of debt held by a secured creditor. The agreement provided that the creditor exercise the 10 million warrants it held in the Corporation and the Corporation to pay out the secured creditor with the proceeds from the exercise of the warrants. This agreement was completed on February 3, 2005. On February 3, 2005, a lender agreed to exercise its right to acquire 10,000,000 Common Shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 Common Shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of shares were paid to the holder to settle the entire principal and accrued interest outstanding to the lender.
     In June 2004, Genoil entered an agreement with Silver Eagle to install its first commercial Hydroconversion Upgrader. Under the terms of the agreement, the Corporation was to install the GHU technology in the Silver Eagle refinery, near Salt Lake City, Utah. As such, management determined that the hydroconversion upgrader had been impaired and recorded a $2,191,428 writedown on the project in 2005. Genoil received a notice of termination of this agreement on December 20, 2005. Genoil has been attempting to find a buyer for the Silver Eagle refinery who would be in favour of resurrecting the agreement, although no such sale has occurred as the date of this document and no resolution of the issues surrounding such termination has yet been achieved.
     In August 2004, Lukoil-Komi LLC, a wholly owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests using its bitumen from the Yarega deposit in connection with its GHU technology. For that purpose, Lukoil-Komi shipped 150 barrels of Yarega bitumen to its Two Hills Upgrader test facility.
     Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers, in collaboration with the engineers at Stantec, provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply. During fiscal 2005, management has had several detailed and serious follow-up discussions with representatives of Lukoil and the project is actively being considered by Lukoil at this time.
     Losses for the year ended December 31, 2005 were $10,923,321 compared with losses of $9,097,560 for the year ended December 31, 2004. During 2005, Genoil realized $19,484 in interest income compared with the recognition of Nil during 2004. Expenses in 2005 were $10,942,805, compared with expenses of $9,097,560 in 2004. The loss in 2005 increased by $1,825,761 to $10,923,321.
     Results of Operations — Year Ended December 31, 2005
     Expenses
     Administration expenses of $3,924,916 were incurred for the year ended December 31, 2005 and Upgrader expenses were $1,714,872. During the same period in 2004 administration expenses of $2,522,906 were incurred as were Upgrader expenses of $741,049. The increased costs were largely due to increased development activity.
     Aggregate administrative expenses of $3,924,916 were incurred as follows: $948,521 went to office expense including rent, telephones, utilities, travel etc.; $217,271 went to legal costs related to financing activities, continuous disclosure, patent protection and various contracts; and $433,644 was incurred for accounting and other professional fees. Shareholder service costs for exchanges and registrations fees were $140,813. Total salaries of $1,309,052 were paid to Genoil’s full-time staff. Executive compensation amounted to $187,500 and $56,520 was incurred in directors’ fees. Business development costs were $577,026 with insurance costing $54,569.
     The Upgrader costs were incurred primarily for operations expenses during the testing of the Lukoil crude oil.
     Acquisitions
     Genoil did not make any significant acquisitions in 2005.
     In November 2004, Genoil acquired a controlling interest in Velox Corporation, the developer of the “Maxis” oil and water separation system for a total cost of $241,700 by issuing 1,650,000 shares. It had previously entered into a worldwide licensing agreement to market and manufacture “Maxis”.

     In January 2002, the Corporation acquired 100% of the outstanding shares of Hydrogen Solutions Inc., a private company holding rights for certain applications to a process for the production of hydrogen from water. The purchase price was $2,205,000, and was satisfied through the issuance of 10,500,000 Common Shares at a cost of $0.21 per share. In addition, the Corporation granted the seller a 32.5% royalty on the future net operating income relating to hydrogen production using the hydrogen solutions technology. The value of the Common Shares was determined based on the market price of the Common Shares on the date of the agreement and announcement of the terms of the acquisition. The entire purchase price was allocated to the intellectual property rights, as Hydrogen Solutions Inc. had no other assets or liabilities. During the third quarter of 2004, the Corporation set aside its pursuit of the production of hydrogen from water and wrote-off unamortized technology rights costs of $1,972,912, being $2,205,000 from the technology rights account and associated amortization of $232,088.
     In March 2002, Genoil acquired 100% of the outstanding common shares of Crystal Clear Solutions Inc., a private company owned by an employee holding patents in oil-water separation and a pilot separator facility. The purchase price was $154,000, and was satisfied through the issuance of 700,000 of the Corporation’s Common Shares issued at $0.22 per share. The value of the Common Shares was determined based on the market price of the Common Shares on the date of the agreement and announcement of the terms of the acquisition. The entire purchase price was allocated to the intellectual property rights, as Crystal Clear Solutions Inc. had no other assets or liabilities.
     No independent appraisals were performed when the patent rights were acquired.
     B. Liquidity and Capital Resources
     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2006 using cash flow from operations, working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.
     To date Genoil has not attained commercial operations from its various patents and technology rights. The Corporation’s future depends upon its ability to complete successful field tests of the Upgrader, to complete field tests of its three phase oil-water separator and to raise sufficient capital to fund operating and capital expenditures and ultimately attain profitable operations. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.
     In October 2003, Genoil completed a private placement of up to 7,000,000 Common Share units at a price of $0.15 per unit. Officers and directors participated in the private placement. Each unit consists of one Common Share and three-tenths of one non-transferable warrant. Each full warrant entitled the holder to purchase one additional Common Share at the exercise price of $0.20 for a period of two years. Any such warrants, which were not exercised, have since expired.
     On April 5, 2004, Genoil completed a private placement of 10,642,820 share units at a price of $0.14 per unit. Officers and directors participated in the private placement. Each unit consisted of one Common Share and three-tenths of one non-transferable warrant. Each full warrant entitles the holder to purchase one additional Common Share at the exercise price of $0.15 for a period of two years. Any such warrants, which were not exercised, have since expired.
     On December 31, 2004, the Corporation received $5,638,220 pursuant to a private placement financing and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share and 3,230,534 warrants at an exercise price of $0.85 per share, exercisable any time prior to December 13, 2009.
     On February 3, 2005, a lender agreed to exercise its right to acquire 10,000,000 Common Shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 Common Shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of shares were paid to the holder to settle the entire principal and accrued interest outstanding to the lender.

     On October 12, 2005, Genoil completed a non-brokered private placement, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share.
     In December 2005, the Corporation arranged a non-brokered private placement and on substantially similar terms to the October 2005 private placement. Pursuant to this private placement, the Corporation received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included the issuance of 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.
     During the year ended December 31, 2005, Genoil’s operations used $5,216,011 of cash. It is expected that its operations will continue to use cash in the near term. The Corporation proposes to fund its future capital expenditures and its working capital deficiency and future debt repayment through capital stock offerings and by generating revenue through the sale of technologies or royalties. Genoil has not yet been successful in commercializing its products and there are no current definitive agreements in place regarding obtaining financing.
     At December 31, 2005, Genoil had a working capital deficiency of $2,700,315.
     There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances. However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.
     C. Research and development, patents and licenses, etc.
     Genoil does not presently plan to conduct any major research and development, but will continue to refine and fine-tune its present complement of technologies.

	Year ended December 31
	2005	2004	2003
Category — Capital Expenditures			(restated)

Pilot Heavy Oil Upgrader — Patent	(15,412)	199,044	25,000
Oil/Water Separation — Patent	—	—	—
Jet Pump — Patent	—	—	—
Tank De-Sander — Patent	—	—	—
Hydrogen Technology Rights	—	—	—
Catalyst Development license	1,371,951	819,477	15,000
Hydro Conversion Upgrader	—	—	—

	1,356,539	1,018,521	40,000
     D. Trend information.
     Canada ratified the Kyoto Accord in December 2002, which undertakes to reduce greenhouse gas emissions to six per cent below 1990 levels by 2012. In this regard, the Canadian government has committed $1.7 billion over five years to support partnership, innovation and targeted measures to promote energy efficiency, renewable energy and alternative energy sources. This commitment will promote the pursuit of cleaner fossil fuels and will support technologies that allow for greater energy efficiency and environmentally benign production. The current business environment in which the Corporation operates and to which its technologies apply is extremely favourable and once the technologies are proven on a large-scale basis, the ability to raise capital at progressive prices will increase.
     In the wake of Hurricane Katrina on the US Gulf Coast, the debate about peak oil production has been shunted to the sidelines. The skyrocketing prices of refined petroleum products have made it dramatically clear that the underlying key supply problem is not a shortage of crude oil, but the ability of refineries to turn out the required oil products. The current problem, which is likely to continue for some time, is an overabundance of heavy, dirty crude oils being offered to refiners, who lack the equipment capacity to process these into light clean transportation fuels, especially motor gasoline and diesel fuel.

     A number of improvements to heavy oil upgrading technology have recently been introduced. Genoil’s GHU capitalises on the significant advantage of hydrogen addition over carbon rejection resulting in the ability to produce far more barrels of valuable petroleum products than traditional upgrading technologies.
     To date Genoil has not attained commercial operations from our various technology rights and has not generated a profit. Its future success depends upon its ability to successfully complete field tests of the Upgrader and its three phase oil-water separator and then market these products to a particular client.
     E. Off-Balance Sheet Arrangements.
     Genoil has no off-balance sheet arrangements.
     F. Tabular Disclosure of Contractual Obligations.

	Payments due by period
		less than		1-3	3-5	more
	Total	1 year		years	years	than 5 years
Contractual Obligations	—	—	—		—	—
Operating Lease Obligations	162,100	148,000	14,100		—	—
Convertible Notes*	1,590,000	1,590,000	—		—	—
Convertible Promissory Notes**	5,638,220	—	—		—	5,638,220

Total	7,390,320	1,738,000	14,100		—	5,638,220

*	Convertible Notes includes approximate interest of $90,000 (based on 12% per annum over the term of the convertible note, which is approximately six months).

**	Convertible Promissory Notes are non-interest bearing.
     G. Safe Harbour.
     Not applicable.
Item 6. Directors, Senior Management and Employees
     A. Directors and senior management.
     The following are the current directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number of
Securities Owned or
Controlled by
Directors and
Corresponding
Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities
Adam Hedayat Calgary, Alberta Director	President of Hampco Enterprises Ltd. Chairman of the Board of Guyana Power & Light from October 1999 to April 2003.	February 26, 1950	March 25, 2005	248,000 <1%
Chairman and CEO of Northstone Power Corp from March 2001 to January 2002.

Number of
Securities Owned or
Controlled by
Directors and
Corresponding
Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities
Brian Korney Calgary, Alberta Director	Chairman of the Board of Drayton Valley Power Income Fund and Chairman from June 1998 to July 2001.

Vice-President of SaskPower Commercial, the international arm of SaskPower Corporation of Saskatchewan from September 1995 to April 1999.

Chief Financial Officer of Genoil Inc. from September 1, 2004 to July 12, 2005.

Vice-President, Finance, Chief Financial Officer and Secretary of Caspian Energy Inc. from December 2004 to present.

Vice-President, Finance, and Chief Financial Officer of Innova Exploration Corporation from November 2000 to August 2004.

		December 2, 1950	June 3, 2005	16,000 <1%
David K. Lifschultz* Larchmont, New York Chief Executive Officer, Chairman and Director	Chief Executive Officer of Genoil Inc. from 2003 to present.

Chairman of the board of directors of Genoil Inc. from 2002 to present.

President and Chief Executive Officer of Lifschultz Terminal and Leasing, Inc. (Joint Venture Investment Company) from 1987 to present.

	Chairman and Chief Executive Officer of Lifschultz Industries, Inc. (Manufacturer of scientific and industrial temperature measurement systems) from 1991 to 2000.	November 23, 1945	February 25, 2002	42,208,871 19.9%*

Lawrence Lifschultz* Stoney Creek, Connecticut Director	Fellow of Yale Center of International & Area Studies, Yale University from April 2005 to present. South Asia Correspondent for the Far Eastern Economic Review (Hong Kong) from 1975 to present.	August 10, 1949	January 13, 2003	N/A

Number of
Securities Owned or
Controlled by
Directors and
Corresponding
Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities
Kirk Morgan Calgary, Alberta Chief Financial Officer	Chief Financial Officer of Genoil Inc. from July 12, 2005 to present. Independent business consultant from 2000 to present.	July 20, 1957	N/A	N/A

James Runyan Edmonton, Alberta Senior Vice President, Engineering and Operations	Consultant to Genoil since September 2005, appointed Senior VP Engineering and Operations in March 2006. Sales Manager for Process Systems International from 1998 to 2003.	January 17, 1958	N/A	1,625,000 <1%

*	Includes 8,467,971 Common Shares, which Mr. Lifschultz exercises control over as a trustee and through entities which he controls.

**	David K. Lifschultz and Lawrence Lifschultz are brothers.
     B. Compensation.
     Salary
     During 2005, David K. Lifschultz, the Chief Executive Officer of Genoil, had an annual salary of $187,500 pursuant to the terms of an executive employment agreement between himself and the Corporation. David K. Lifschultz agreed to accept the issuance of 1,800,000 stock options pursuant to the Corporation’s stock option plan in lieu of such cash salary and as such, no cash compensation was paid. These options were granted to Mr. Lifschultz at the market price of Genoil’s Common Shares at the time of issuance.
     As part of the terms of the termination of his employment, the former president of Genoil, Thomas F. Bugg, remained a consultant of Genoil for fiscal year 2005 and under the terms of such termination will remain a consultant of the Corporation until June 30, 2006. During this time, Mr. Bugg is to be compensated for his consulting services based on an annual salary of $187,500 which compensation is discharged through the issuance of Common Shares. Thomas F. Bugg resigned in November 2004.
     Brian Korney, Genoil’s part-time Chief Financial Officer until July 12, 2005, earned a total of $30,000 for his employment in 2005.
     Kirk Morgan, Genoil’s current part-time Chief Financial Officer from July 12, 2005 onwards, earned a total of $37,500 for his employment in 2005.
     The following chart outlines information on share options granted to directors and senior officers in 2005.

Share Options Granted to Directors and Officers
for the Fiscal Year
January 1, 2005 to December 31, 2005

	Options Granted in		Exercise or Base
	respect of duties as		Price
Name	director or officer		($/Security)	Expiration date
David Lifschultz — Chief Executive Officer,	100,000	(1)
Chairman and Director	1,700,000	(2)	$0.33	February 4, 2010
Lawrence Lifschultz(3) — Director	100,000	(1)	$0.33	February 4, 2010
	250,000	(4)	$0.35	December 31, 2009
Brian Korney — Director	250,000	(4)	$0.35	December 31, 2009
Adam Hedayat — Director	250,000	(4)	$0.35	December 31, 2009
Robert B. Fields — Director	250,000	(3)	$0.35	December 31, 2009
Kirk Morgan — Chief Financial Officer	—		—	—
James Runyan — Senior Vice President, Engineering and Operations	1,000,000		$0.30	September 9, 2010

Notes:

(1)	Granted to Directors for the 2005 period prior to the 2005 annual meeting of the Corporation.

(2)	Granted to David Lifschultz for his services as Chairman and Chief Executive Officer

(3)	Lawrence Lifschultz was granted an additional 500,000 stock options, exercisable at $0.33 per share and expiring February 3, 2010 for activities performed at the request of and on behalf of the Corporation outside of his role as a director of the Corporation.

(4)	Granted to Directors for the 2005 period following the 2005 annual meeting of the Corporation.
     C. Board practices.
     Directors are elected annually to the Board of Directors at the Corporation’s Annual General Meeting. No Director has a service contract with Genoil providing for benefits upon termination of employment.
     Duties and Obligations of the Board of Directors
     The general duty of Genoil’s Board of Directors is to oversee the management of Genoil’s business and affairs. In particular, the Board of Directors is responsible for the following matters:
     (a) adopting a strategic planning process which establishes the Corporation’s long-term goals and strategies, and monitoring the success of its management in achieving those goals and implementing the strategy;
     (b) identifying the principal risks with respect to all aspects of the Corporation’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to its long-term viability, and achieving a proper balance between the risks incurred and the potential return to its members;
     (c) engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of Genoil’s Chief Executive Officer against mutually established objectives;
     (d) ensuring that the Corporation has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting its operations to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

     Composition of the Board of Directors
     As of December 31, 2005, Genoil’s Board of Directors consisted of Messrs. David Lifschultz, Lawrence Lifschultz, Brian Korney, Robert B. Fields and Adam Hedayat and currently consists of Messrs David Lifschultz, Lawrence Lifschultz, Brian Korney and Adam Hedayat. Of the current Board, Mr. Hedayat is “independent”. Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Mr. Lawrence Lifschultz is not considered to be independent as he is related to David Lifschultz, the Corporation’s Chairman and Chief Executive Officer. Lawrence Lifschultz is David Lifschultz’s brother. Brian Korney is not considered to be independent as he has served as Genoil’s Chief Financial Officer within the last three years.
     The definition of “independence” that Genoil uses when determining a director’s independence is derived from National Instrument 58-101, published by the Canadian Securities Administrators and adopted in all Canadian jurisdictions.
     The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally the Board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation’s current size and board composition.
     Committees of the Board of Directors
     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is a related party. The Compensation Committee is comprised of two directors. The mandate and activities of each committee are as follows:
     Audit Committee. The Audit Committee currently consists of Adam Hedayat, Brian Korney and David Lifschultz. The responsibilities of the Audit Committee include:
     (a) assisting the directors with meeting their responsibilities with respect to financial reporting;
     (b) reviewing and reporting to the Board of Directors on all audited financial statements the Corporation prepares and enhancing the credibility and objectivity of all financial reports;
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
     Compensation Committee: The Compensation Committee currently consists of Adam Hedayat, Brian Korney and Lawrence Lifschultz. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil’s stock option plan.

     Decisions Requiring the Prior Approval of the Board of Directors
     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.
     D. Employees.
     At December 31, 2005, there were a total of 20 employees and consultants working for Genoil. Of these, 1 is the CEO, 2 are employed in an administrative capacity, 4 are engineers, 4 are technologists, 6 are operators and 3 are consultants. The Corporation currently has 2 employees and 1 consultant in the Calgary, Alberta office, 9 employees in the Edmonton office, 5 at its Two Hills, Alberta facility and 1 employee and 2 consultants in its New York, New York office. Genoil has no labour unions and no temporary staff.
     As at December 31, 2004, there were a total of 12 employees working for Genoil and as at December 31, 2003, Genoil employed a total of 11 employees.
     E. Share ownership.
     There were 196,051,227 Common Shares issued and outstanding as of December 31, 2005 and 212,316,860 Common Shares issued and outstanding as of June 30, 2006. Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. A Directors and Senior Management” and in “Item 6. B Compensation.”
     Genoil has established a stock option plan with the objective of advancing its interests by encouraging and enabling the acquisition of a share interests by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. The full text of Genoil’s stock option plan is attached as an Exhibit to this Form 20-F.
Item 7. Major Shareholders and Related Party Transactions
     A. Major shareholders.
     The following table sets forth information as of June 27, 2006, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2005, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 212,316,860 Common Shares issued and outstanding.

			Percentage of Share
	Identity of Person or	Number of Shares	Stock Beneficially
Class of Share	Group	Beneficially Owned	Owned
Common Shares	David Lifschultz*	45,740,900**	21.5%

*	Includes 8,467,971 Common Shares, which Mr. Lifschultz exercises control over as a trustee and through corporations that he controls. David Lifschultz is a resident in New York, New York.

**	This figure includes the 12,000,000 stock options that Mr. Lifschultz currently holds.
     David Lifschultz has acquired his shareholdings incrementally during the past three years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations.
     Additionally, as at April 25, 2006, CDS & Co. was the registered owner of 113,741,447 Common Shares, which represents approximately 53.0% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 47,807,127 Common Shares, representing 22.0% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.
     To the best of its knowledge, Genoil is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.
     To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.
     B. Related party transactions.
     The following is a description of the related party transactions that have occurred during the preceding three financial years.
     In October 2005, Genoil completed a non-brokered private placement with Lifschultz Terminal and Leasing Co. Inc., an entity controlled by David Lifschultz, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share.
     In December 2005, Genoil announced a second non-brokered private placement with Lifschultz Enterprises Co., LLC, an entity controlled by David Lifschultz, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share. This transaction was completed in January 2006. This private placement also included the issuance of 426,000 warrants to purchase Common Shares, at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance. This private placement was completed in January, 20006.
     In 2006, two convertible notes for $750,000 each were converted into 1,800,020 and 1,764,204 common shares, respectively.
     Prior to 2005, Genoil accrued salaries of $375,000, pursuant to employment contracts between Genoil and its senior officers David K. Lifschultz and Thomas F. Bugg, each in the amount of $187,500, to compensate them for 2004 employment services. These amounts were paid during 2005 by the issuance of Genoil Common Shares of the Corporation.
     Upon Tom Bugg’s resignation as President and Chief Operating Officer in November 2004, the board of directors approved the following terms of severance. Tom Bugg and an affiliated corporation, Geopetrol Resources Ltd., were to become “consultants” of Genoil for 18 months from January 1, 2005. In return, Geopetrol Resources Ltd. was to be paid on a monthly prorated basis (in Common Shares at the current market price, less permitted discount) based on an annual amount of $187,500. These payments are to continue until June 30, 2006.
     During the fiscal years ended December 31, 2003 and 2002 Geopetrol Resources Ltd., a company controlled by former officer and director Thomas F. Bugg, who resigned in November 2004, provided technical and administrative services to Genoil. No fees were charged for these services.
     In 2004, Genoil raised $900,000 through two short-term loans from David K. Lifschultz, a director and officer of the Corporation. Each loan was to have a maximum term of no greater than six months. As compensation for the loan, the Corporation issued to the lender 300,000 Common Shares at a deemed price of $0.25 per share. The value of the shares to be issued, being $75,000, was accrued as a liability and an interest cost in 2004.
     Effective December 23, 2004, Genoil completed a non-brokered private placement through which it received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in this private placement also received 3,203,534 warrants entitling them to purchase an equivalent number of Common Shares at a price of $0.85 per share any time prior to December 23, 2009.
     David K. Lifschultz, an officer and director of the Corporation and an entity associated with him subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and were assigned 174,106 share purchase warrants.
     In 2004, the Corporation acquired certain technology assets and services from third parties; the purchase was financed by Messrs. Bugg and Lifschultz. This liability was settled by the issuance of 1,940,000 Common Shares at a deemed price of $0.10 per Common Share.
     In May 2003, Genoil issued 640,800 Common Shares ranging from $0.10 to $0.13 per share to pay $78,456 of accounts payable. Of the shares issued, 192,307 were issued to Lourenco Technology Corp., by a company controlled by Jose Lourenco, a former officer of Genoil, and 74,208 were issued to Lifschultz Terminal Leasing Co. Inc. controlled by director David Lifschultz.
     In March 2003, Genoil issued 1,553,790 Common Shares at prices ranging from $0.10 to $0.18 per share to pay $281,460 of accounts payable. Of the shares issued, 313,860; 303,765; and 74,208 were issued to an employee, Paul Costinel; to Lourenco Technology Corp., a company controlled by Jose Lourenco, a former officer; and to Lifschultz Terminal and Leasing Inc., a company controlled by David Lifschultz, a director, respectively.
     There are no other related party transactions in the last three years, other than those described above.
     Transactions with Affiliates, Directors or Officers
     Genoil’s policy for transactions with affiliates is that they must be on terms no less favourable to the Corporation than could be obtained from unaffiliated third parties.
     In the case of transactions involving a director, any of the Corporation’s directors who, in any way, whether directly or indirectly, has an interest in a proposed contract or transaction with it, must disclose the nature and extent of his interest to the Corporation’s Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to the Corporation for any profit made as a consequence of entering into the contract or transaction, unless the contract was fair and reasonable to the Corporation at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by the Corporation’s shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders’ meeting. In addition, any of the Corporation’s directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.
     In the case of transactions involving an officer, the disclosure must be made in writing to the Corporation’s Chairman at a Board meeting.
     C. Interests of experts and counsel.
     Not required as this is an annual report under the Exchange Act.
Item 8. Financial Information
     A. Consolidated statements and other financial information.
     Please see “Item 17 Financial Statements” and Exhibit 19(a) for a list of the financial statements filed as part of this annual report statement.
     In the fiscal years 2003 to 2005, Genoil did not receive revenue from exports.

     On February 9, 2006, a Statement of Claim was filed in the Court of Queen’s Bench of Alberta, with Genoil as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. The royalty being claimed arises from an alleged agreement relating to the forgiveness of debt by Beau Canada in connection with Genoil’s 2000 spinout from Beau Canada. In the alternative, the Statement of Claim alleges that the plaintiff be entitled to $13,000,000 being the amount of the original debt extinguished as part of the forgiveness of debt by Beau Canada. The Company has not accrued any amounts with respect to this statement of claim as at December 31, 2005. Genoil denies each and every allegation and believes the lawsuit is without merit.
     Genoil has neither declared nor paid dividends on any of its outstanding Common Shares, and does not intend to do so in the foreseeable future. It intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the board of directors and will be dependent upon its earnings, capital requirements and financial position, as well as any other factors deemed relevant by the board of directors.
     B. Significant changes.
     Subsequent to year end, the Corporation issued 267,681 Common Shares with a weighted average price of $0.35 per share in settlement of $93,750 of debt to a former director and officer and a company controlled by that former director and officer.
     Subsequent to December 31, 2005, the Corporation issued 7,180,769 Common Shares at a weighted average exercise price of $0.15, in connection with the exercise of various options for total gross proceeds of $1,052,500.
     Subsequent to December 31, 2005, the Corporation issued 3,976,416 Common Shares at a weighted average exercise price of $0.13, in connection with the exercise of various warrants for total gross proceeds of $516,462.
     In March 2006, the Corporation issued 1,800,000 Common Shares on the settlement of amounts owing to a director and officer of the Corporation, related to convertible instruments entered into in 2005.
Item 9. The Offer and Listing
     A. Offer and listing details.
     The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:
•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	Price per share on		Price per share on OTC
	TSX Venture Exchange		Bulletin Board
	(Cdn $)		(US $)
Year	High	Low	High	Low
Fiscal year ended December 31, 2001	$0.50	$0.06	$0.1275	$0.102
Fiscal year ended December 31, 2002	$0.28	$0.06	$0.068	$0.068
Fiscal year ended December 31, 2003	$0.25	$0.09	$0.14	$0.14
Fiscal year ended December 31, 2004	$0.50	$0.10	$0.35	$0.31
Fiscal year ended December 31, 2005	$0.44	$0.24	$0.25	$0.242

Quarter	High		Low	High	Low
Year Ending December 31, 2004	$
First Quarter		$0.195	$0.13	$0.15	$0.95
Second Quarter		$0.20	$0.10	$0.15	$0.06
Third Quarter		$0.35	$0.16	$0.27	$0.132
Fourth Quarter		$0.50	$0.24	$0.52	$0.189

Fiscal year ended December 31, 2005
First Quarter		$0.425	$0.30	$0.359	$0.232
Second Quarter		$0.44	$0.32	$0.355	$0.26
Third Quarter		$0.39	$0.24	$0.33	$0.2
Fourth Quarter		$0.36	$0.265	$0.315	$0.225

Most Recent Six Months	High	Low	High	Low
December 2005	$0.32	$0.265	$0.275	$0.225
January 2006	$0.44	$0.23	$0.38	$0.2
February 2006	$0.86	$0.39	$0.76	$0.34
March 2006	$1.40	$0.68	$1.2008	$0.31
April 2006	$1.91	$1.28	$1.68	$1.1
May 2006	$1.77	$0.97	$1.586	$0.86
June 2006	$1.25	$0.8	$1.14	$1.028
     B. Plan of distribution.
     Not required as this is an annual report under the Exchange Act.
     C. Markets.
     The issued and outstanding Common Shares (196,051,227 shares as of December 31, 2005 and 212,316,860 as of July 11, 2006) are listed and posted for trading on TSX Venture Exchange under the trading symbol “GNO” and on the OTC Bulletin Board under the symbol “GNOLF”. The Corporation’s Common Shares are registered shares.
     D. Selling shareholders.
     Not required as this is an annual report under the Exchange Act.
     E. Dilution.
     Not required as this is an annual report under the Exchange Act.
     F. Expenses of the issue.
     Not required as this is an annual report under the Exchange Act.
Item 10. Additional Information
     A. Share capital.
     Not required as this is an annual report under the Exchange Act.

     B. Memorandum and articles of association.
     Genoil was formed by the amalgamation under the Canada Business Corporations Act (the “CBCA”) of Genoil Inc. and Continental Fashions Group Inc. (“CFG”), a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger CFG had no assets, no liabilities and did not carry on any business. Genoil was incorporated in April of 1996 under Certificate of Incorporation no. 324649-3. In June of 1996, it amended and altered its Memorandum and Articles of Association. This amendment was made to facilitate a reorganization of its share capital in accordance with the amalgamation referenced above. The Articles of Amalgamation, adopted in September of 1996, replaced the Articles of Incorporation, as amended.
     At the Annual and Special Meeting of Shareholders of the Corporation, held on May 31, 2006, shareholders of the Corporation passed a special resolution authorizing the Corporation to amend its Articles to create an additional class of share to be designed as “Class A Preferred Shares” and to allow for the appointment of additional directors of the Corporation between shareholder meetings.
     The Articles of Amalgamation are subject to all the provisions of the CBCA. The CBCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The CBCA further stipulates that a company must not carry on a business that its articles prohibit. The Corporation’s articles contain no prohibitions on the nature of businesses that it may carry out. Thus, it has the power and capacity of a natural person.
     The following brief description of provisions of the CBCA, the Corporation’s amended and restated articles of incorporation and by-laws do not purport to be complete and are subject in all respects to the provisions of the CBCA, the Corporation’s restated articles of incorporation and by-laws.
     Regulation SK Item 702 requires the Corporation to state the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.
     In 2005, the Corporation has entered into indemnification agreements with David Lifschultz, Brian Korney, Robert Field, Adam Hedayat, and Lawrence Lifschultz, which indemnifies them from losses, costs or damages incurred or sustained by them acting in their capacities of director or officer.
     Furthermore, the by-laws of the Corporation provide that except in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation will indemnify a director or officer of the Corporation against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.
     Directors’ Conflicts of Interest
     Section 120 of the CBCA requires every director who is, in any way, directly or indirectly, interested in one of Genoil’s proposed material contracts or transactions, to disclose the nature and extent of the director’s interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors.
     The CBCA further provides that a director or officer who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) relates primarily to the director’s or officer’s remuneration as one of the Corporation’s directors, officers, employees or agents or that of an affiliate, (ii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as a director or officer, or (iii) is with an affiliate.
     Borrowing Powers
     The Corporation’s By-Law No. 3 states that the board of directors may exercise borrowing powers provided for in this by-law. These powers include borrowing money on credit, issuing bonds, debentures, notes and other indebtedness, giving guarantees on behalf of the Corporation and granting mortgages by the Corporation, among others.
     Directors
     The number of directors shall be not less than one and not more than nine. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any of the Corporation’s shares to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.
     Upon the termination of each annual general meeting, all the directors are deemed to cease serving as directors. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or shareholders otherwise determine.
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
     The directors of the Corporation, between annual meetings, may appoint one or more additional directors of the Corporation to serve until the next annual meeting, provided that the number of additional directors of the Corporation shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.
     The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the CBCA.
     The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the board, including assistants to the board. The directors may specify the duties of and delegate powers to manage the business and affairs of us to these officers. The Corporation may also appoint a chairman of the board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.
     Rights Attached to Shares
     The following is a description of the rights, preferences, and restrictions attached to each class of the Corporation’s shares:
     (a) Unlimited Common Shares — Each Common Share carries the right to one vote at any meeting of the Corporation’s shareholders. Dividends are payable on the Common Shares in the discretion of the Board of Directors. After a period of six years, dividends that have been paid but remain unclaimed by shareholders shall be forfeited to the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any distribution of Genoil’s assets for the purpose of winding up its affairs, the Common Shares shall be entitled to receive Genoil’s remaining property. The Common Shares are not redeemable at the Corporation’s option or at the option of the holders. There are no sinking fund provisions respecting the Common Shares. The holders of the Common Shares are not liable for any further capital calls on such shares.
     (b) Up to 10,000,000 Class A Preferred Shares — The Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series consisting of such number of shares as may, before their issuance, be determined by resolution of the directors of the Corporation. Subject to the provisions of the CBCA, the directors of the Corporation may by resolution fix before the issue of Class A Preferred Shares the designation, rights, privileges, restrictions and conditions attaching to each series of the Class A Preferred Shares.

     Alteration of the Rights of Shareholders
     No rights, privileges or restrictions attached to the Common Shares may be altered except with the approval by resolution passed by the vote of the holders of not less than two-thirds of the votes case in respect of a resolution to alter such rights.
     There are no limitations in Genoil’s charter on the rights of non-resident or foreign owners to hold Common Shares of Genoil.
     Shareholders’ Meetings
     The CBCA requires the directors to call an annual general meeting of shareholders not later than fifteen months after the last annual general meeting and no later than six months after the end of the Corporation’s preceding financial year. The directors may, whenever they think fit, convene a special meeting.
     Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.
     All business that is transacted at meetings of shareholders, with the exception of consideration of the financial statements and auditor’s report, election of directors, appointment of Genoil’s auditor is deemed to be special business.
     Genoil’s Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxyholders thereof representing more than 10% of Genoil’s outstanding shares entitled to vote at the meeting.
     Genoil’s Articles stipulate that the Chairman of the Board, or in his absence, the Corporation’s Managing Director, or in his absence the Corporation’s President shall preside as chairman of every general meeting.
     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.
     Notice of every general meeting should be sent to:
     (a) each director;
     (b) the Corporation’s auditor;
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
     There are no limitations to the rights of non-resident or foreign shareholders to hold or exercise voting rights associated with Genoil’s securities.
     These provisions do not deviate significantly from U.S. law, insofar as the following matters are concerned:

     According to Rule 405 of the Securities Act, the term “foreign private issuer” means any foreign issuer other than a foreign government except an issuer meeting the following conditions:
     (a) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and
     (b) Any of the following:
     (i) The majority of the executive officers or directors are United States citizens or residents;
     (ii) More than 50 percent of the assets of the issuer are located in the United States; or
     (iii) The business of the issuer is administered principally in the United States.
     Further, the predominant rule in most U.S. jurisdictions is that an annual meeting must be held every 13 months.
     C. Material contracts.
     Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:
1. On June 24, 2004, Genoil announced that a contract was signed with Silver Eagle, near Salt Lake City, Utah for the implementation of the first commercial GHU. As indicated elsewhere in this annual report, on December 20, 2005, the Corporation received a notice of termination of this agreement. Pursuant to this agreement the GHU was designed to have processed up to 1,200 barrels per day of low grade atmospheric and vacuum tower distillate bottoms and convert them into higher value, lighter distillates and transportation fuels. The two companies were to share in the incremental revenues generated. Genoil was to participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project was to be partially funded by Silver Eagle. Preliminary total cost estimates, including Silver Eagle’s portion, for the project were in excess of $10 million U.S. In light of the recent termination of this agreement Genoil is currently in the process of attempting to find a purchaser of the subject refinery who is in favour of resurrecting this agreement or alternatively resolve the dispute.
2. On November 2, 2004, Genoil announced that an agreement was signed with OAO Lukoil for the testing of 150 barrels of its heavy oil from the Yarega oil field in Russia’s Komi Republic.
3. In connection with a note payable as disclosed in the note 7 of the accompanying financial statements, on December 13, 2004, Genoil entered into a letter agreement with a lender whereby the lender agreed to exercise its right to acquire common shares of Genoil, Genoil agreed to arrange for investors to purchase such common shares and the proceeds of such sale were paid to the lender to settle the entire principal and accrued interest amount owing to the lender. The terms of such settlement agreement are subject to continuing confidentiality obligations.
4. On December 31, 2004, the Corporation completed a non-brokered private placement through which it received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase 3,203,534 Common Shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December 2014.
5. On June 15, 2005, Genoil announced that a letter of intent was signed with Surge Global Energy, Inc. to jointly examine the feasibility of constructing a commercial upgrader based on the Corporation’s technology. Pursuant to the terms of this letter of intent, Genoil will receive 30% of the net revenue stream associated with converting the oil. Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Upon approval by Surge Global and pending the completion of the economic test results, the construction process will be initiated. This letter has not been turned into a binding agreement.

6. On October 12, 2005, Genoil completed a non-brokered private placement with Lifschultz Terminal and Leasing Co. Inc., an entity controlled by David Lifschultz, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share.
7. In December 2005, Genoil arranged a non-brokered private placement with Lifschultz Enterprises Co., LLC, an entity controlled by David Lifschultz, through which Genoil received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share. This private placement also included the issuance of 426,000 warrants to purchase Common Shares, at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance. This private placement was completed in January 2006.
8. In February, 2006, Genoil entered into a non-binding Memorandum of Understanding with Hebei Zhongie Petro-Chemical Group to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU technology should such a project prove feasible and desirable. This memorandum of understanding requires the completion of an engineering and feasibility study to test the GHU technology’s ability to process M380 feed which is available at Nanpaihe Town, Huanghua City, Hebei, China, where the proposed upgrader is to be located.
     D. Exchange controls.
     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Taxation.”
     E. Taxation.
     Genoil has provided the following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares. This summary does not address all possible tax consequences relating to an investment in its Common Shares. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of common shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.
     U.S. Holder of Common Shares
     References to a “U.S. Holder of common shares” in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:
•	for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the “Treaty”) are residents of the U.S. and have never been residents of Canada;

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with us for purposes of the ITA;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

•	are not or will not be subject to special provisions of Canadian or U.S. federal income tax law, including, without limiting the generality of the foregoing, financial institutions, real estate investment trusts, shareholders that have a functional currency other than the U.S. dollar, shareholders that own shares through a partnership or other pass-through entity, shareholders that hold shares as part of a straddle, hedge or conversion transaction, tax-exempt organizations, qualified retirement plans, insurance companies, shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation and mutual fund companies.
     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Genoil’s Common Shares is based on the following, as at the time of this statement:
•	the ITA and the Income Tax Regulations (Canada) (the “Regulations”);

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency;

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service (“IRS”) rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.
     All of the foregoing is subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.
     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Genoil’s Common Shares and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, it is recommended that holders and prospective holders of the Corporation’s Common Shares consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Corporation’s Common Shares.
     Canadian Federal Income Tax Consequences
Disposition of Common Shares
     Provided that the Common Shares are listed on a “prescribed stock exchange”, which currently includes the TSX Venture Exchange but does not include the OTC Bulletin Board, a U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are “taxable Canadian property.” Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of Genoil’s issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm’s length. If the Corporation’s shares are taxable Canadian property to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada. It is the current position of the Canada Revenue Agency that a U.S. limited liability company is not entitled to the benefits of the Treaty.
Dividend Distributions on Genoil’s Shares
     Dividends paid on Genoil’s Common Shares held by a U.S. Holder of Common Shares will be subject to Canadian non-resident withholding tax. The Corporation is required to withhold taxes at source. Under the Treaty, a withholding rate of 5% is applicable to corporations resident in the United States and who are beneficial owners of at least 10% of the voting shares of the Corporation. Under the Treaty, a withholding rate of 15% is applicable in all other cases.
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
     A collapsible corporation is usually formed to give a short-term venture the appearance of a long-term investment in order to portray income as capital gain rather than profit. Such a corporation is typically formed for the sole purpose of purchasing property and usually dissolved before the property has generated substantial income. The Internal Revenue Service treats the income earned through a collapsible corporation as ordinary income rather than as capital gain.
Dividend Distributions on Shares
     Dividend distributions (including constructive dividends) paid by Genoil will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Corporation’s current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions the Corporation pays on the Common Shares exceed the Corporation’s current or accumulated E&P, they will be treated first as a return of capital up to a shareholder’s adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.
     Dividends paid on the Common Shares generally will not be eligible for the “dividends received” deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of Common Shares furnishes the Corporation with a duly completed and signed Form W-9. The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of Common Share’s U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.
Foreign Tax Credit
     A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by Genoil generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit.

Foreign Personal Holding Company Rules
     Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). Genoil would be classified as a FPHC in any taxable year if both of the following tests are satisfied:
•	at least 60% of Genoil’s gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.
Passive Foreign Investment Company Rules
     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”). Genoil could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:
•	75% or more of the Corporation’s gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of the Corporation’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of its assets.
     To the extent Genoil owns at least 25% by value of the shares of another corporation, it is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.
     Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:
•	the excess distributions (generally any distributions received by a U.S. Holder of Common Shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of Common Share’s holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share’s holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is a PFIC would be treated as ordinary income in the current taxable year; and

•	the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.
     U.S. Holders of Common Shares who actually or constructively own shares in a PFIC may be eligible to make certain elections which require them to include income for the PFIC on an annual basis.
Controlled Foreign Corporation Rules
     Generally, if more than 50% of the voting power or total value of all classes of Genoil’s shares are owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Corporation’s shares, the Corporation could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of its “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Corporation’s E&P is attributable to the shares sold or exchanged.

     F. Dividends and paying agents.
     Not required as this is an annual report under the Securities Act.
     G. Statement by experts.
     Not required as this is an annual report under the Securities Act.
     H. Documents on display.
     Upon the effectiveness of this filing, Genoil will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it will thereafter file reports and other information with the SEC. You may read and copy any of the Corporation’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
     Genoil is required to file reports and other information with the securities commission of the Provinces of British Columbia, Alberta, Ontario and Nova Scotia, Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Genoil files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system (EDGAR).
     Genoil will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Genoil’s principal executive offices at 510, 703 — 6 Avenue S.W., Calgary, Alberta, Canada T2P 0T9.
     I. Subsidiary information.
     Genoil has four subsidiaries; Genoil (USA) Inc.,Velox Corporation, Hydrogen Solutions Inc, and Crystal Clear Solutions Ltd. Genoil owns 100% of Genoil (USA) Inc., Hydrogen Solutions Inc. and Crystal Clear Solutions Ltd. Neither of the last two aforementioned companies has any material assets. Genoil owns 50.1% of Velox Corporation. Genoil (USA) Inc. incorporated in the United States is owned 100% by Genoil.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Genoil is not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact it does not currently conduct any material business in the United States.
Item 12. Description of Securities Other than Equity Securities
     Not required as this is an annual report under the Securities Act.

PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies
     There have been no material defaults in the payment of interest or principal or any dividend or arrearages or material delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     There has been no material modification to the rights of Genoil’s security holders.
Item 15. Controls and Procedures
     (a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the year end of December 31, 2005. Based on such evaluation, they have concluded that as of such date, Genoil’s disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by it in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms;
     (b) Management’s annual report on internal control over financial reporting. Not yet required as the registrant is a Foreign Private Issuer;
     (c) Attestation Report of registered public accounting firm. The attestation report of registered public accounting firm is not required, as the registrant is a Foreign Private Issuer;
     (d) Changes in internal controls over financial reporting. There were no changes in Genoil’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CRF 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Item 16. [Reserved]
     Not applicable.
Item A Audit Committee Financial Expert
     The board of directors has determined that Brian Korney, who is a chartered accountant, qualifies as a financial expert. He is not an independent director for this purpose, as the New York Stock Exchange Rules state that a director who is an employee of the company is not independent until three years after the end of such employment relationship.
Item B Code of Ethics
     Genoil has adopted a Code of Conduct that meets the requirements of the definition of a “Code of Ethics” as that term is defined in Item 16B(b) of Form 20-F. Genoil’s Code of Conduct is applicable to all of its employees, including its principal executive officer and principal financial officer. The Corporation does not currently employ a principal accounting officer. Its Code of Conduct has been attached as Exhibit 11 to this annual report.
Item C Audit Fees
     KPMG LLP served as Genoil’s independent public accountants for the year ended December 31, 2004. During the third quarter of 2005, Genoil retained BDO Dunwoody LLP as the Corporation’s auditors. BDO Dunwoody LLP served as its independent public accountants for the remainder of the year ended December 31, 2005. The following table summarizes the aggregate fees for professional audit services and other services rendered by KPMG LLP and BDO Dunwoody LLP in the past two years.
     In Canadian dollars

	2004	2005
Audit Fees	$75,000	$160,000
Audit-Related Fees	$89,000	—
Tax	—	—
All Other Fees	—	—

Total	$164,000	$160,000

     Audit Fees
     Audit fees include fees for professional services rendered in connection with the audit of Genoil’s annual financial statements set forth in its Annual Report on Form 20-F and services provided by the audit of its annual financial statements set forth in its Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.
     Audit Related Fees
     Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements.
     Tax Fees
     Tax fees are fees for professional services rendered related to tax compliance, tax advice and tax planning.
     All Other Fees
     The Company’s audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, Genoil’s audit committee takes into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independent Standards Board. To assist in this undertaking, the audit committee requires the independent accountant to submit a report describing all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant’s independence.
Item D Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
PART III
Item 17. Financial Statements
     The Consolidated Financial Statements for years ended December 31, 2005 and 2004 are filed as part of this registration statement as Exhibit 14.

Item 18. Financial Statements
     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 21, the differences between Canadian and US GAAP.
Item 19. Exhibits
(a)	Financial Statements
(b)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5	By-laws of Genoil Inc. as adopted on May 2, 2006

2.1	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006 and May 31, 2006.

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3	$750,000 Convertible Promissory Note Dated January 23, 2006 with Lifschultz Enterprises Co., LLC.

4*	Sample Marketing Agreement

5	List of patents held by Genoil Inc.

11	Code of Conduct as adopted on May 31, 2006.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	These exhibits were filed with Genoil’s 2003 Form 20-F.

**	This exhibit was filed with Genoil’s 2004 Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 13, 2006
GENOIL INC.
	By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

Consolidated Financial Statements of
GENOIL INC.
Year ended December 31, 2005

Management’s Report	F-2

Auditors’ Report — 2005	F-3

Comments by Auditors for U.S. Readers on Canada-United States Reporting Differences	F-4

Report of Independent Registered Public Accounting Firm — 2004 and 2003	F-5

Consolidated Balance Sheets as December 31, 2005 and December 31, 2004	F-6

Consolidated Statements of Loss and Deficit for each of the three years ended December 31, 2005	F-7

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2005	F-8

Notes to Consolidated Financial Statements	F-9

MANAGEMENT’S REPORT
Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Genoil Inc. Financial and operational information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.
Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.
BDO Dunwoody LLP were appointed by the Company to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included a review of the Company’s internal control systems and included such test and procedures, as they considered necessary, to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.
The Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

“David K. Lifschultz”	“Kirk R. Morgan”

David K. Lifschultz	Kirk R. Morgan
President & Chief Executive Officer	Chief Financial Officer
April 21, 2006

Auditors’ Report
To the shareholders of Genoil Inc.
We have audited the Consolidated Balance Sheet of Genoil Inc. as at December 31, 2005 and the Consolidated Statements of Loss and Deficit and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The comparative figures were reported upon by other auditors. Their report covered the years ended December 31, 2004 and 2003, contained no reservations and was dated June 30, 2005.
On April 21, 2006, we reported separately to the shareholders of Genoil Inc. on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 21, Differences between accounting principles generally accepted in Canada and the United States, included in these accompanying financial statements.
/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
April 21, 2006

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Differences
The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation described in Note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 21, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada,
April 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Genoil Inc.
We have audited the accompanying consolidated balance sheet of Genoil Inc. as at December 31, 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genoil Inc. and subsidiaries as at December 31, 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the company has suffered recurring losses from operations and is not realizing any cash from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As described in note 3 to the accompanying consolidated financial statements, the company retroactively changed its method of accounting for stock based compensation in 2004.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the accompanying consolidated financial statements.
Chartered Accountants
Calgary, Canada
June 30, 2005

GENOIL INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2005	2004

Assets

Current
Cash	$455,632	$—
Cash in trust — convertible debentures (note 9)	—	5,638,220
Receivables	99,383	57,651

	555,015	5,695,871

Upgraders (note 4)	2,322,540	3,416,345
Patents and technology rights (note 5)	3,183,478	3,537,198
Office equipment (note 6)	94,871	53,581

Total Assets	$6,155,904	$12,702,995

Liabilities and Shareholders’ Equity

Liabilities

Current
Accounts payable and accrued liabilities	$1,678,550	$1,183,093
Due to related parties (note 14)	118,383	1,655,345
Note payable, secured (note 7)	—	3,024,991
Convertible notes to related parties (note 8)	1,458,397	—

	3,255,330	5,863,429

Convertible debentures (note 9)	2,033,199	1,815,356

Total Liabilities	5,288,529	7,678,785

Shareholders’ equity
Share capital (note 10)
Authorized
An unlimited number of common shares without par value
Issued
196,051,227 (2004 — 178,880,056) common shares	21,665,406	15,576,995
Warrants to purchase common shares (note 11)	1,052,984	2,386,457
Contributed surplus (note 12)	8,022,431	6,010,883
Deficit	(29,873,446)	(18,950,125)

	867,375	5,024,210

Total Liabilities and Shareholders’ Equity	$6,155,904	$12,702,995

Ability to continue as a Going Concern (note 1)
Commitments and Contingencies (note 18)
Subsequent Events (note 19)

“David K. Lifschultz”	“Robert Fields”

Director	Director
See accompanying notes to the consolidated financial statements

GENOIL INC.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

	December 31,	December 31,	December 31
For the year ended	2005	2004	2003

Expenses
Pilot upgrader	$1,714,872	$741,049	$1,092,774
Administration	3,924,916	2,522,906	1,568,332
Stock based compensation (note 10)	1,960,141	1,858,163	1,055,436
Interest	58,383	345,500	225,491
Interest accretion on note payable (note 7)	234,761	770,129	560,000
Accretion of convertible note (note 8)	10,954	—	—
Accretion of convertible debentures (note 9)	217,843	—	—
Depreciation and amortization	629,507	742,901	868,860
Impairment of long term assets (notes 4 and 5)	2,191,428	2,116,912	—
Dispute settlement	—	—	350,000

	(10,942,805)	(9,097,560)	5,720,893
Interest income	19,484	—	9,637

Net loss for the year	(10,923,321)	(9,097,560)	(5,711,256)
Deficit, beginning of year	(18,950,125)	(8,940,351)	(4,062,884)
Adjustment for change in accounting policy (note 3)	—	(912,214)	(78,425)

Deficit, end of year	$(29,873,446)	$(18,950,125)	$(9,852,565)

Loss per share
Basic and diluted	$(0.06)	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	191,558,255	169,821,090	145,736,585

See accompanying notes to the consolidated financial statements

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	December 31,	December 31,	December 31,
For the year ended	2005	2004	2003

Cash provided by (used in)

Operating activities
Net loss for the year	$(10,923,321)	$(9,097,560)	$(5,711,256)
Items not involving cash
Depreciation and amortization	629,507	742,901	868,860
Accrued interest on note payable	8,951	256,250	225,491
Accrued charges on convertible debentures	—	75,000	—
Accretion of convertible notes (note 8)	10,954	—	—
Accretion of convertible debentures (note 9)	217,843	—	—
Stock-based compensation (note 10)	1,960,141	1,858,163	1,055,436
Interest accretion on note payable (note 7)	234,761	770,129	560,000
Impairment of long term assets (notes 4 and 5)	2,191,428	2,116,912	—
Dispute settlement	—	—	350,000
Changes in non-cash operating working capital (note 13)	453,725	1,445,957	180,273

	(5,216,011)	(1,832,248)	(2,471,196)

Financing activities
Settlement of note payable	(3,033,943)	—	—
Issue of common shares	4,047,613	1,509,137	1,645,654
Share issue expense	—	(270,119)	(90,360)
(Repayment of) advances from related parties	(1,065,548)	1,495,154	225,117
Convertible debentures	1,500,000	5,638,220	—

	1,448,123	8,372,392	1,780,411

Investing activities
Acquisition of hydroconversion upgrader equipment	(1,371,951)	(689,478)	—
Recoveries of (purchase of) pilot upgrader equipment	15,412	(199,044)	(206,532)
Acquisition of patents and technology rights	—	(150,447)	(40,000)
Acquisition of office equipment	(58,161)	(14,570)	(9,404)

	(1,414,700)	(1,053,539)	(255,936)

Increase (decrease) in cash	(5,182,588)	5,486,605	(946,721)
Cash and cash in trust, beginning of year	5,638,220	151,615	1,098,336

Cash and cash in trust, end of year	$455,632	$5,638,220	$151,615

Supplemental disclosure of cash flow information
Cash paid during the year for
Income taxes	$—	$—	$—
Interest	$—	$14,250	$—

Non-cash items not included in the statements of cash flows are as follows

Issuance of common shares:
(i) settlement of debts (note 10)	$471,414	$795,865	$440,455
(ii) technology rights and services on upgrader	$—	$371,661	$—

See accompanying notes to the consolidated financial statements

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003 (Expressed in Canadian Dollars)
1.	Nature of Business and Ability to Continue as a Going Concern

Genoil Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed on development and commercialization of the upgrader technology which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the OTC Bulletin Board using the symbol GNOLF.OB.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2005, the Company has a working capital deficiency of $2,700,315 (2004 — $167,558), has incurred a loss of $10,923,321 (2004 - $9,097,560; 2003 — $5,711,256) for the year ended December 31, 2005, and has accumulated losses of $29,873,446 (2004 — $18,950,125) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. Subsequent to year end, the Company received additional equity financing (note 19).

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
2.	Significant accounting policies
(a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 21, Differences between accounting principles generally accepted in Canada and the United States.

These consolidated financial statements include the accounts of the Company and its wholly owed United States subsidiary Genoil (USA), Inc., together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(c)	Upgraders and office equipment

The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Amortization and depreciation are provided using the following methods and annual rates:

Upgraders	- 10% declining balance

Office equipment	- 20% straight line

(d)	Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining balance basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided over ten years on a declining balance basis.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(e)	Impairment of long-term assets

The Company assesses the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.

(f)	Foreign currency translation

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

(g)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

(h)	Stock-based compensation

Effective January 1, 2004, the Company retroactively adopted the recommendations of the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other-Stock-Based Payments, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002 and to account for the grants as compensation expense in its financial statements. The effect of the change in accounting policy is described in note 3.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See note 10 for details of assumptions used in the calculations.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(i)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases (the temporary difference). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

(j)	Loss per share

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

For the years ended December 31, 2005 and 2004, potentially dilutive common shares (relating to convertible notes and debentures as well as options and warrants outstanding at year end) totaling 49,337,242 (2004 — 55,261,590) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, basic and diluted loss per share are the same for the years presented.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(k)	Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

As at December 31, 2005 and 2004, the Company had no asset retirement obligations.

(l)	Convertible instruments

The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Detachable warrants issued in conjunction with the convertible instrument are recorded at fair value using the Black-Scholes stock price valuation model, and classified as a separate component of shareholders’ equity.
3.	Changes in accounting policies

Effective January 1, 2004, the Company retroactively adopted the new accounting standard for stock based compensation.

Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. The effect of this change in accounting policy resulted in an increase in the deficit of $912,214 at January 1, 2004 ($78,425 at January 1, 2003) with a corresponding increase to contributed surplus.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
4.	Upgraders

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net	Total

Balance, December 31, 2003	$3,549,948	$(874,599)	$2,675,349	$—	$—	$—	$2,675,349
Additions (disposals)	199,004	—	199,004	819,477	—	819,477	1,018,481
Amortization	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	3,748,952	(1,152,084)	2,596,868	819,477	—	819,477	3,416,345
Additions (cost recovery)	(15,412)	—	(15,412)	1,371,951	—	1,371,951	1,356,539
Amortization	—	(258,916)	(258,916)	—	—	—	(258,916)
Write-down	—	—	—	(2,191,428)	—	(2,191,428)	(2,191,428)

Balance, December 31, 2005	$3,733,540	$(1,411,000)	$2,322,540	$—	$—	$—	$2,322,540

During the year ended December 31, 2004, the Company agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader would generate. The Company initially estimated the total design, construction and implementation costs to be in excess of U.S. $11 million. In 2005, the Company incurred design and material costs of $1,371,951 (2004 — $819,477) for the hydroconversion upgrader installation.

During the year ended December 31, 2005, the Company received notice that the U.S. refinery terminated its contract with the Company. As such, management has determined that the hydroconversion upgrader had been impaired and recorded a $2,191,428 (2004 — $Nil; 2003 — $Nil) writedown against this amount.

5.	Patents and technology rights

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$856,201	$(201,291)	$654,910	$6,238,437	$(1,177,436)	$5,061,001	$5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Write-down	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)

Balance, December 31, 2004	856,649	(266,804)	589,845	4,225,137	(1,277,784)	2,947,353	3,537,198
Depreciation	—	(58,985)	(58,985)	—	(294,735)	(294,735)	(353,720)

Balance, December 31, 2005	$856,649	$(325,789)	$530,860	$4,225,137	$(1,572,519)	$2,652,618	$3,183,478

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
5.	Patents and technology rights — continued

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Company has the worldwide rights, except for Europe, for certain oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

During 2004, management determined that the carrying value of certain of the technology rights were less than their future undiscounted net cash flows expected to be generated. As such, the Company determined that the technology rights had been impaired and recorded a $2,116,912 impairment provision against these rights.

6.	Office equipment

	Office	Accumulated
	equipment	depreciation	Total

Balance, December 31, 2003	$80,098	$(29,620)	$50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	94,668	(41,087)	53,581
Additions	58,161	—	58,161
Depreciation	—	(16,871)	(16,871)

Balance, December 31, 2005	$152,829	$(57,958)	$94,871

7.	Note payable, secured

	2005	2004

Principal	$—	$2,300,000
Accrued interest	—	724,991

	$—	$3,024,991

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights were borrowed from a third party oil and gas producer. Pursuant to the loan agreement, the Company granted the lender a right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the fair value of these rights was estimated to be $1,564,000. This amount has been recognized as a financing cost over the term of the note. As discussed below, the notes were settled in the year, as such the remaining accretion expense on these financing costs of $234,761 was included in the Company’s statement of loss for the year ended December 31, 2005 (2004 — $770,129; 2003 — $560,000).

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
7.	Note payable, secured — continued

On February 3, 2005, the lender agreed to exercise its right to acquire 10,000,000 common shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 common shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of the shares were paid to the holder to settle the entire principal and accrued interest outstanding. Accordingly, the Company has attributed the value of $3,033,942 to the shares based on the quoted market value of the shares issued at full settlement of the debt and interest. As such, the Company has not recorded a gain or loss with regards to this debt settlement for the year ended December 31, 2005.

8.	Convertible notes

	Face			Carrying
	Amount	Discount	Accretion	Value

Convertible note 1 (note (a))	$750,000	$(25,819)	$10,954	$735,135
Convertible note 2 (note (b))	750,000	(26,738)	—	723,262

	$1,500,000	$(52,557)	$10,954	$1,458,397

(a)	On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on April 6, 2006 and has an interest rate of 12% per annum. The principle of the note and any unpaid accrued interests may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus.

During the year ended December 31, 2005, the Company recorded accretion expense of $10,954 (2004 — $Nil; 2003 — $Nil) to its fair value.

Subsequent to year end, the note was converted into common shares of the Company (note 19(d).

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
8.	Convertible notes — continued
(b)	On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on June 24, 2006 and has an interest rate of 12% per annum. The principle of the note and any unpaid accrued interest may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The note holder also received 426,000 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the commitment date. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulted in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option was recorded as debt discounts and will be accreted over the term of the debt.

No amount of the discount was accreted in 2005 since the Company only issued the convertible note in December 2005. The accretion of the debt discount will begin in January 2006.
9.	Convertible debentures

	Face		Carrying
	Amount	Discount	Value

Balance, December 31, 2004	$5,638,220	$(3,822,864)	$1,815,356
Accretion of discount	—	217,843	217,843

Balance, December 31, 2005	$5,638,220	$(3,605,021)	$2,033,199

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
9.	Convertible debentures — continued

On December 23, 2004, the Company received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Company can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were additionally issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009. As at December 31, 2004, the funds received were held in a legal trust to be released upon completion of certain approvals. In 2005, the Company received the required approvals and the funds were released from the lawyer’s trust.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The value allocated to the conversion options was $2,988,710, being the residual amount of the proceeds received.

The Company recorded $217,843 (2004 — $Nil; 2003 — $Nil) for the accretion of the debenture to its face value as a financing expense for the year ended December 31, 2005.

A director and officer of the Company and an entity associated with the officer and director subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and was assigned 174,106 share purchase warrants.

10.	Share capital
(a)	Authorized

An unlimited number of common shares without par value

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
10.	Share capital — continued
(b)	Issued

Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 2002	141,948,050	10,821,762

Private placements
Directors, officers and employees	976,591	100,000
Others	11,949,101	1,455,292
In settlement of accounts payable
Directors, officers and employees	1,986,862	109,686
Others	924,805	330,769
In settlement of contractual dispute	1,250,000	350,000

Balance, December 31, 2003	159,035,409	$13,167,509

Private placements
Directors, officers and employees	1,403,592	196,503
Others	9,239,228	1,070,712
In settlement of accounts payable
Directors, officers and employees	1,674,999	446,250
Others	1,010,640	155,654
Reimbursement of directors and officers	1,940,000	194,000
Issued for technology rights	1,650,000	241,661
Issued for services on hydroconversion upgrader	1,000,000	130,000
Stock options exercised	1,507,167	183,508
Warrants exercised	419,021	61,317
Share issue expenses	—	(270,119)

Balance, December 31, 2004	178,880,056	15,576,995

Warrants exercised on note payable (note 7)	10,000,000	3,033,942
Warrants exercised	2,087,567	521,946
Stock options exercised	3,816,731	491,725
Transfer from warrants to purchase common shares (note 11)	—	1,564,000
In settlement of payables
Directors, officers and employees (note 14)	1,266,873	471,414
Warrant conversion	—	5,384

Balance, December 31, 2005	196,051,227	$21,665,406

In April 2004, the Company issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. $1,267,215 and $222,175 of the proceeds received on the issue of units was allocated to common shares and warrants to purchase common shares, respectively.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
10.	Share capital — continued
(c)	Stock options

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 37,600,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for the year ended December 31, 2005 are as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)	options	price ($)

Outstanding, beginning of year	24,312,738	0.15	14,910,400	0.12	9,320,002	0.13

Granted to employees, directors and officers	8,250,000	0.30	10,850,000	0.16	7,550,000	0.12

Granted to consultants	—	—	1,392,839	0.22	1,840,398	0.16

Cancelled	(1,565,904)	0.20	(1,333,334)	0.10	(3,800,000)	0.12

Exercised	(3,816,731)	0.13	(1,507,167)	0.12	—	—

Outstanding, end of year	27,180,103	0.19	24,312,738	0.15	14,910,400	0.12

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
10.	Share capital — continued

The following is a summary of stock options outstanding and exercisable as at December 31, 2005:

	Weighted Average
Number of	Remaining		Number of
Options	Contractual	Exercise	Shares
Outstanding	Life (Years)	Price	Exercisable

1,000,000	6.68	$0.08	1,000,000
3,299,334	1.81	$0.10	3,299,334
300,000	3.08	$0.12	100,000
5,030,769	2.61	$0.13	5,030,769
1,900,000	2.93	$0.14	1,900,000
400,000	0.82	$0.15	400,000
6,800,000	2,94	$0.16	6,466,667
300,000	0.50	$0.19	300,000
400,000	1.04	$0.20	400,000
500,000	3.81	$0.26	500,000
250,000	3.82	$0.27	83,333
200,000	3.88	$0.29	100,000
2,000,000	4.69	$0.30	—
1,550,000	4.10	$0.33	850,000
3,250,000	4.00	$0.35	3,250,000

27,180,103			23,680,103

(d)	Stock-based compensation

The options granted to directors, officers and employees may vest immediately or may vest over a number of years. Such options may be vested over five years from the date of grant and expire at dates up to February 2012. The options granted to consultants vest immediately. The weighted average remaining contractual life of the options at December 31, 2005 is approximately 2.8 years (2004 — 3.5 years; 2003 — 3.8 years).

The fair value of options granted in 2005 was $0.27 per share (2004 — $0.14; 2003 — $0.11) using the Black-Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2004 and 2003 — zero dividend yield); expected volatility of 155% (2004 and 2003 — 100%); risk-free rate of 3.5% (2004 and 2003 — 3%); and expected life of 5 years (2004 and 2003 — 5 years).

In connection with the above and the vesting of certain director, officer, employee and consultant stock options, the Company has recorded stock option compensation of $1,960,141 (2004 — $1,858,163; 2003 — $1,055,436) for the year ended December 31, 2005.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
10.	Share capital — continued
(e)	Share Purchase Warrants

Changes in share purchase warrants outstanding for the year ended December 31, 2005 2004 and 2003 are as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	warrants	price ($)	warrants	price ($)	warrants	price ($)

Outstanding, beginning of year	18,134,716	0.32	23,894,857	0.30	13,894,857	0.40

Issued to noteholder	—	—	—	—	10,000,000	0.23

Granted on share issue	—	—	3,192,846	0.15	—	—

Convertible debenture issuance	426,000	0.85	3,203,534	0.85	—	—

Exercised	(12,087,565)	0.29	(419,021)	0.15	—	—

Expired	(113,237)	0.20	(11,737,500)	0.40	—	—

Outstanding, end of year	6,395,912	0.55	18,134,716	0.32	23,894,857	0.32

The following is a summary of warrants outstanding as at December 31, 2005:

	Weighted Average
Number of	Remaining
Warrants	Contractual	Exercise
Outstanding	Life (Years)	Price

2,730,378	0.26	$0.15
3,629,534	3.98	$0.85

6,359,912

As at December 31, 2005, all of the outstanding warrants were exercisable. Subsequent to year end, certain of the above warrants were exercised (note 19).

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
11.	Warrants to purchase common shares

	December	December	December
	31, 2005	31, 2004	31, 2004

Balance, beginning of year	$2,386,457	$560,000	$—

Interest accredtion on note payable (note 7)	234,761	770,129	—

Granted on share issuance	—	256,000	—

Transfer to share capital on settlement of note payable (note 7)	(1,564,000)	—	560,000

Transfer to share capital on exercise of warrants	(5,384)	(33,825)	—

Convertible debenture issuance	1,150	834,153	—

Balance, end of year	$1,052,984	$2,386,457	$560,000

12.	Contributed surplus

	December 31,	December 31,	December 31,
	2005	2004	2003

Balance, beginning of year	$6,010,883	$1,164,010	$108,574
Stock options issued to consultants	—	215,170	221,647
Stock options issued to employees, officers and directors	1,960,141	1,642,993	833,789
Fair value of holders’ conversion option	51,407	2,988,710	—

Balance, end of year	$8,022,431	$6,010,883	$1,164,010

13.	Supplemental Cash Flow Information

Changes in non-cash operating working capital	2005	2004	2003

Receivables	$(41,732)	$(37,620)	$64,744
Inventory	—	—	2,035
Accounts payable and accrued liabilities	495,457	1,483,577	113,494

	$453,725	$1,445,957	$180,273

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
14.	Related party transactions
(a)	During the years ended December 31, 2005, 2004 and 2003, the following amounts were due to related parties of the Company:

	December 31,	December 31,	December 31,
	2005	2004	2003

Directors and former directors	$58,125	$1,244,379	$—
Companies controlled by directors	60,258	410,966	85,191

	$118,383	$1,655,345	$85,191

The amounts due to directors, former directors, and companies controlled by directors are non-interest bearing, unsecured, and repayable on demand.
(b)	During the year ended December 31, 2004, the Company raised $900,000 through two short-term loans from a director and officer of the Company. Each loan had a maximum term of no greater than six months. As compensation for the short-term loans, the Company issued to the lender 300,000 common shares at a deemed price of $0.25 per share. The value of the shares to be issued being $75,000 was charged to interest expense during the year ended December 31, 2004.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
14.	Related party transactions — continued
(c)	During the year ended December 31, 2004, the Company acquired certain technology assets and services from third parties; the purchase was financed by two directors and senior officers. This liability was settled in 2004 by the issuance of 1,940,000 common shares at a price of $0.10 per common share.

(d)	During the year ended December 31, 2004, the Company accrued salaries of $375,000, pursuant to employment contracts and board of director resolution, payable to directors and senior officers of the Company to compensate them for 2004 employment services. These amounts were settled in 2005 through the issuance of common shares of the Company.

(e)	A director and officer of the Company and an entity associated with him subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and were assigned 174,106 share purchase warrants.
The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Shares issued in exchange for debt were based on the fair value of the shares issued at the date settlement was agreed upon by all parties.
15.	Income taxes
No provision for Canadian or U.S. federal, provincial, or state income taxes has been recorded. The Company is in arrears on filing its statutory income tax returns and is therefore unable to determine the amount of its loss carry forwards at this time.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended December 31, 2005, 2004, and 2003. As at December 31, 2005, the Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income.

Future income tax assets as of December 31, 2005 and 2004 consist primarily of the tax effect of net operating loss carry forwards. The Company has provided a full valuation allowance on the future income tax assets as of December 31, 2005 and 2004 to reduce such future income tax assets to zero, as it is management’s belief that realization of such amounts is not considered more likely than not.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
16.	Financial instruments
(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates.

(b)	Credit risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with a major Canadian financial institution, both of which management believes mitigates the risks associated with these financial instruments.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

(d)	Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At December 31, 2005, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At December 31, 2005, the Company had approximately US$85,000 (2004 — $Nil) cash on hand and US$109,245 included in accounts payable and accrued liabilities which is subject to foreign exchange fluctuation.
17.	Segmented information

The Company operates in one industry segment that being the development of the upgrader technology for use in the oil and gas industry. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of this technology. The Company has not earned any revenues for all periods presented.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
18.	Commitments and contingencies
(a)	The Company has entered into an operating lease commitment which requires minimum lease payments summarized as follows:

2006	$148,000
2007	12,500
2008	1,600

$162,100

(b)	On February 9, 2006, a statement of claim was filed in the Court of Queen’s Bench of Alberta, Canada, with the Company as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. In the alternative to settling this claim, the statement of claim alleges that the plaintiff be entitled to $13 million, being the amount of the original debt extinguished in the agreement. The Company has not accrued any amounts with respect to this statement of claim as at December 31, 2005. Although the ultimate impact of these matters on the net earnings cannot be determinable at this time, it could be material for any one quarter or year end.

(c)	Pursuant to a consultant agreement with a former officer of the Company, which expires on June 30, 2006, the Company is obligated to pay the remaining term of the contract. As at December 31, 2005, the compensation obligation over the remaining six months of the contract amounts to $93,449. The amount is repayable in shares to be issued in 2006.
19.	Subsequent events
(a)	Subsequent to year end, the Company issued 267,681 common shares with a weighted average price of $0.35 per share in settlement of $93,750 of debt to a former director and officer and a company controlled by that former director and officer.

(b)	Subsequent to December 31, 2005, the Company issued 7,180,769 common shares at a weighted average exercise price of $0.15, in connection with the exercise of various options for total gross proceeds of $1,052,500.

(c)	Subsequent to December 31, 2005, the Company issued 3,976,416 common shares at a weighted average exercise price of $0.13, in connection with the exercise of various warrants for total gross proceeds of $516,462.

(d)	In March 2006, the Company issued 1,800,000 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
20.	Comparative figures

The Company has reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation adopted in the current year.

21.	Differences between accounting principles generally accepted in Canada and the United States

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects to those in the United States (“U.S. GAAP”), except as follows:
i)	Under Canadian GAAP, effective January 1, 2004, Genoil retroactively adopted new Canadian accounting standards for stock based compensation and measured all equity instruments awarded at fair value and recognized the compensation expense over the related period of services (Note 3).

For US GAAP purposes, effective January 1, 2004, the Company retroactively adopted, with restatement of prior years’ financial statements, the fair value method of accounting for all stock-based payments made after January 1, 1995 in accordance with SFAS No. 123 (“SFAS 123”) “Accounting for Stock Based Compensation”.

ii)	Under US GAAP, the conversion feature of the convertible notes and the detachable warrants described in Note 8, issued by the Company meet the criteria to be exempt from SFAS 133 and are not required to be bifurcated. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, applying the guidance in EITF No. 00-27, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value. In addition, the Company determined that the portion of the proceeds allocated to the detachable warrants was $1,189. As a result of the difference in the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible notes liability under US GAAP should be increased by $40,466 (net of related accretion expense) with a corresponding decrease in the shareholders’ equity. The accretion expense under US GAAP for these convertible notes was $52 (2004 — $Nil; 2003 — $Nil) and as such, accretion expense would have decreased $10,902 (2004 — $Nil; 2003 — $Nil) under US GAAP.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
21.	Differences between accounting principles generally accepted in Canada and the United States — continued
iii)	Under US GAAP, the conversion feature of the convertible debenture and the detachable warrants described in Note 9, issued by the Company meet the criteria to be exempt from SFAS 133 and are not required to be bifurcated. As a result, the Company follows Emerging Issue Task Force (“EITF”) No. 00-27 and records the proceeds of the convertible debenture based on the relative fair value of the convertible debenture and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option were determined to be $1,775,098 and $1,006,250, respectively. As a result of the difference in the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debenture under US GAAP should be increased by $1,024,649 (2004 — $1,035,676) (net of related accretion expense in 2004 and 2005) with a corresponding decrease in shareholders’ equity, and the accretion expense would have decreased by $11,027 (2004 — $5,840; 2003 — $Nil). The convertible debenture and shareholders’ equity at December 31, 2004 have been restated to amend the allocation of the proceeds to decrease liabilities under US GAAP by $1,625,195 with a corresponding increase in shareholder’s equity; this change had no impact on the 2004 reported loss.

iv)	In 2004 and 2003, a company controlled by an officer and director providing administrative services was not paid a fee for the services and certain officers were not paid salaries. Under US GAAP, the value of these services is recognized as an expense with a corresponding addition to contributed surplus. The Company estimated the value of these services to be equal to the fair value of stock options granted to these officers. The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
21.	Differences between accounting principles generally accepted in Canada and the United States — continued

Adjustments to Consolidated Statements of Loss

	Years ended December 31,
	2005	2004	2003

Loss from continuing operations — Canadian GAAP	$(10,923,321)	$(9,097,560)	$(5,711,256)
Adjustments:
Stock-based compensation (i)	—	(38,697)	(115,276)
Re-pricing and extension of warrants (i)	—	—	(480,000)
Accretion of convertible notes (ii)	10,902	—	—
Accretion of convertible debentures (iii)	11,027	5,840	—
Value of services (iv)	—	(5,237)	(15,096)

Loss — U.S. GAAP	$(10,901,392)	$(9,135,654)	$(6,321,628)

Loss per share — basic and diluted	$(0.06)	$(0.05)	$(0.04)

Adjustments to Liabilities

	2005	2004

Total liabilities, Canadian GAAP	$5,288,529	$7,678,785
Adjustment for allocation of proceeds of convertible notes (ii)	40,466	—
Adjustment for allocation of proceeds of convertible debentures (iii)	1,024,649	1,035,676

Total liabilities, US GAAP	$6,353,644	$8,714,461

Adjustments to Shareholders’ Equity (Capital deficit)

	2005	2004

Total shareholders’ equity, Canadian GAAP	$867,375	$5,024,210
Adjustment for allocation of proceeds of convertible notes (ii)	(40,466)	—
Adjustment for allocation of proceeds of convertible debentures (iii)	(1,024,649)	(1,035,676)

Total shareholders’ equity (capital deficit), US GAAP	$(197,740)	$3,988,534

The consolidated assets and cash flows under Canadian GAAP are the same as under the accounting principles generally accepted in the United States.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
21.	Differences between accounting principles generally accepted in Canada and the United States — continued

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant’s first fiscal year beginning on or after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.