Form 20-F
period 2006-12-31
GENOIL INC
filed 2007-06-28
CIK 1261002

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0288
Washington, D.C. 20549	Expires: September 30, 2007
Estimated average burden hours per response... 2631.00

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from _______________ to ______________

Commission file number:

GENOIL INC.
(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)
 633 – 6 Avenue S.W., Suite 2020
Calgary, Alberta, Canada T2P 2Y5
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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 223,054, 604 as of December 31, 2006 and 225,172,808 as of June 15, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes X No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer	Accelerated filer X	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow
		X Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes X No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes

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

Item 3. Key Information A. Selected financial data.

     Genoil Inc.'s (hereinafter "Genoil" or the "Corporation") financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 22 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes thereto, and the other information contained in this document.

     The following selected consolidated financial data as of December 31, 2006, 2005, 2004, 2003 and 2002 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere herein, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 22 to the Consolidated Financial Statements.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

		Years ended December 31

	2006	2005	2004	2003	2002
Revenue	23,393	19,484	-	-	30,100
Loss from continuing operations
Canadian GAAP	(13,906,047)	(10,923,321)	(9,097,560)	(5,711,256)	(3,055,577)
US GAAP	(13,922,447)	(10,901,392)	(9,135,654)	(6,321,628)	(3,196,807)
Loss for the period
Canadian GAAP	(13,906,047)	(10,923,321)	(9,097,560)	(5,711,256)	(3,055,577)
US GAAP	(13,922,447)	(10,901,392)	(9,135,654)	(6,321,628)	(3,196,807)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.07)	(0.06)	(0.05)	(0.04)	(0.03)
US GAAP	(0.07)	(0.06)	(0.05)	(0.04)	(0.03)
Income (loss) per share: Basic and diluted

Canadian GAAP	(0.07)	(0.06)	(0.05)	(0.04)	(0.03)
US GAAP	(0.07)	(0.06)	(0.05)	(0.04)	(0.03)
Total assets
Canadian GAAP	6,481,575	6,155,904	12,702,995	8,613,384	10,239,807
US GAAP	6,481,575	6,155,904	12,702,995	8,613,384	10,239,807
Net assets
Canadian GAAP	2,699,148	867,375	5,024,210	5,038,954	6,758,878
US GAAP	2,032,796	(197,740)	3,988,534	5,038,954	6,758,878
Share Capital
Number of Shares Outstanding	223,054,604	196,051,227	178,880,056	159,035,409	141,948,050
Canadian GAAP	34,809,229	21,665,406	15,576,995	13,167,509	10,791,613
US GAAP	67,460,296	54,316,473	48,228,062	45,818,576	43,442,680
Retained earnings (deficit)
Canadian GAAP	(43,779,493)	(29,873,446)	(18,950,125)	(9,852,565)	(4,141,309)
US GAAP	(98,715,962)	(84,793,515)	(73,892,123)	(64,756,469)	(58,330,813)

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

Years ended December 31

	2006	2005	2004	2003	2002

Shares outstanding	223,054,604	196,051,227 178,880,056		159,035,409	141,948,050
Shares issued	27,003,377	17,171,171	19,844,647	17,087,359	38,493,465

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2006	1.1304
	2005	1.2114
	2004	1.2191
	2003	1.3916
	2002	1.5705

Exchange rate on June 18, 2007	1.0679

	Low	High

May 2007	1.1163	1.0666
April 2007	1.1600	1.1048
March 2007	1.1817	1.1500
February 2007	1.1878	1.1565
January 2007	1.1848	1.1630
December 2006	1.1670	1.1380

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors. Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2007 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

General Risk Factors

     An investment in the Corporation's common shares ("Common Shares") should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating Genoil and its business.

     Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by the Corporation and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Genoil's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     The section that follows addresses several of the risk factors related to the Corporation's operations in more detail.

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

     Genoil has incurred significant losses and expects to continue to incur significantly greater costs than revenue received. Consequently, the Corporation expects to incur losses in the near term. If Genoil achieves profitability, it may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive to the Corporation's technology. In all areas of its business, Genoil may compete against entities that may have greater technical and financial resources. The Corporation is completely dependent upon external sources of financing which may not be available on acceptable or economic terms.

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

     The marketability of Genoil's technologies depends on the ability of those technologies to meet and adapt to the needs of industry customers. The markets for Genoil's technologies may not develop further and the current level of market acceptance of its products may decrease or may not be sustainable. In order to continue marketing its technology, the Corporation must adapt to rapid changes in technology and customer requirements. The Corporation's success will depend, in part, on its ability to enhance its existing technology, gain market acceptance, and continue to develop its products to meet increasingly demanding customer requirements.

     Genoil's technology is still experimental so the demand for it is unknown. The Corporation's potential market may not develop as it anticipates and, accordingly, it may not be able to expand its business or operate it profitably.

     The Corporation's technology has not been proven in any commercial venture and, as such, any market for its technology will depend significantly on its own efforts. As a result, future demand for its technology is unknown. Genoil believes that many of its potential customers are not fully aware of the benefits of its technology. The Corporation must educate potential customers regarding these benefits and convince them of its ability to provide complete and reliable services. The market for its technology may never become viable or grow further. If the market for its technology does not grow or grows more slowly than it currently anticipates, its business, financial condition and operating results would be materially adversely affected.

Key employees may terminate their employment.

     Skilled and educated professionals are a fundamental component of the development of intellectual property. If these key employees terminate their employment with Genoil, the development of its intellectual property may be hindered or delayed, increasing the expenses associated with technology development. The Corporation's success is dependent on the services of members of its senior management team. The experience and talents of this team will be a significant factor in its continued success and growth. The loss of any senior management member could have a material adverse effect on its operations and business prospects. Given its financial situation, Genoil may not be able to retain or replace its key personnel. The Corporation has no key man insurance.

     Genoil has issued common share purchase warrants, options and convertible debt, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.

     As of December 31, 2006, Genoil has reserved 27,213,502 Common Shares for issuance upon the exercise of stock options, 4,978,588 Common Shares for issuance upon the exercise of warrants, and 13,432,459 for issuance upon conversion of outstanding debt. These Common Shares represent a potential equity dilution of approximately 20%. There were 223,054,604 Common Shares outstanding at December 31, 2006 and 225,172,808 as of June 15, 2007. Furthermore, the Corporation may enter into commitments in the future which would require the issuance of additional Common Shares, and it may grant additional stock options. The Corporation is authorized to issue an unlimited number of Common Shares. Issuance of additional shares would be subject to TSX Venture Exchange regulatory approval and compliance with applicable securities legislation. Genoil currently has no plans to issue Common Shares other than upon the exercise of warrants and options, for the purpose of raising funds for general working capital requirements, to acquire additional technology, to accommodate strategic partnerships, or for the satisfaction of debts, in certain, limited circumstances, which issuance would be subject to approval of the TSX Venture Exchange.

Third parties may claim that Genoil infringes their proprietary rights.

     Genoil potentially may be subjected to claims that it has infringed the intellectual property rights of others. As the number of products in the oil and gas industry increases, the Corporation may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, previous employers of its former, current or future employees may assert claims that such employees have improperly disclosed to Genoil the confidential or proprietary information belonging to those employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention from its core business, require it to stop selling or delay shipping, or cause the redesign of its product. In addition, Genoil may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

Genoil may not be able to protect its proprietary information.

     Genoil relies on a combination of copyright, patents and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Corporation's technology. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy Genoil's products or to obtain or use information that it regards as proprietary. Given its size and financial situation, Genoil may not be ultimately effective in preventing misappropriation of its proprietary rights.

Genoil's intellectual property may become outdated or surpassed by industry improvements.

     Genoil is a technology-based company and is involved in developing, improving, and marketing its technology to customers. There is a risk that new developments in Genoil's field of specialty will arise, making its technology products less marketable. To enhance its position in the technology industry, the Corporation must continue to develop and improve its current products and develop product extensions. There may not be a demand for the products or capital available to finance their development in the future.

Genoil operates in a competitive market.

     The business of providing technology-based solutions to industry is highly competitive. Some of Genoil's competitors may have greater financial and marketing resources, greater market share and name recognition than it has, which would allow them to quickly develop market presence in the markets Genoil serves or allow them to expand into new markets that Genoil intends to serve. Given its size and financial position, the Corporation may not be able to effectively compete with these competitors.

Potential expansion and opportunities may arise.

     Genoil may continue to expand its operations or product lines through the acquisition of additional businesses, products or technologies. It may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on Genoil's business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. The Corporation's failure to manage its acquisition strategy could have a material adverse effect on its business, results of operations and financial condition.

U.S. investors may have difficulty enforcing judgments against Genoil or its management.

     Genoil is incorporated in Canada. Substantially all of its assets are located outside the United States. As a result, U.S. investors may not be able to:

  effect service of process upon the Corporation or these persons within the United States; or
  enforce against the Corporation or these persons in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or
  initiate a derivative suit on the Corporation's behalf.

Genoil is subject to exchange rate risk.

     Genoil is a Canadian company and its operating expenses and capital expenditures are denominated in Canadian dollars. It will be subject to exchange rate risk where it enters into contracts not denominated in Canadian dollars and, accordingly, fluctuations in exchange rates could have a material effect on its results of operations.

Item 4. Genoil's Information A. Genoil's history and development.

The Company

     Genoil was created from an amalgamation on September 5, 1996 under the Canada Business Corporations Act of Genoil Inc. and Continental Fashion Group Inc., a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger, Continental Fashion Group Inc. had no assets, no liabilities and did not carry on any business.

     The address of its head office is 2020, 633 – 6 Avenue S.W., Calgary, Alberta, T2P 2Y5 and its phone number is (403) 750-3450.

History

1996	-	Genoil was created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc.
Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis.
1997	-	Genoil acquired interests in oil and gas properties located in the Province of Quebec;
	-	St. Genevieve Resources Ltd., Genoil's then parent company, re-directed funds from its accounts, leaving
Genoil insolvent;
	-	Debt owed by Explogas Ltd. ("Explogas") was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which Genoil acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, Genoil sold all of its shares in Explogas.

1998	-	Genoil was re-capitalized by Beau Canada Exploration ("Beau") and it became a subsidiary of Beau;
	-	Genoil's board of directors and management were replaced and it changed its year end to December 31st;
	-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased for
$2,600,000. As this was a non-arm's length transaction and the purchase price was determined with reference to an independent engineering assessment.
	-	Genoil listed on the Canadian Venture Exchange (CDNX) predecessor to the TSX Venture Exchange.
1999	-	Genoil acquired all outstanding common shares of CE3 Technologies Inc. This was an arm's length transaction;
	-	Genoil's subsidiaries at the end of 1999 were CE3 Technologies Inc. ("CE3"), Enviremedial Services Inc.
("Enviremedial") (CE3 was sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup
Restricted Limited ("GMBI");
	-	Genoil sold its Cuban interests.
2000	-	All of Genoil's Canadian royalty interest and producing properties were sold to Beau Canada for
$1,700,000. As this was a non-arm's length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers;
	-	Genoil also sold GMBI to Beau for $1,400,000 cash consideration. As Genoil shifted its focus to technology development from oil and gas operations, GMBI, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects;
	-	Beau distributed its holdings in Genoil, a total of 61,600,000 Common Shares, to its shareholders and ceased to be Genoil's parent company;
	-	CE3 was placed into receivership as it had substantial cost overruns on its oil sands cleaning facility.
CE3's creditors took over the project, and Genoil made a bid to the receiver for CE3's technology.
Genoil was successful in its bid and the remaining operations of CE3 were wound up by the receiver;
	-	Genoil changed its registered office from Toronto, Ontario to Calgary, Alberta.
2001	-	Genoil acquired all of the intellectual property of CE3, as well as certain capital assets, including a pilot heavy oil upgrader facility, for $2,000,000 cash consideration and the subordination of CE3's approximate $20,000,000 of secured debt owing to Genoil;
	-	David Lifschultz acquired 10,121,462 Common Shares of Genoil. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share.
	-	Exclusive rights to the oil-water separation technology which Genoil held were indefinitely extended.
2002	-	Genoil purchased Hydrogen Solutions Inc. and was assigned an existing license for EHG Technology
LLC ("EHG") technology, which it paid for by issuing 10.5 million Common Shares and agreeing to pay a 32.5% royalty based on net operating income relating to hydrogen production. This was an arm's
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
Shares at a price of $0.18 per Common Share and 20,226,853 Common Shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased an additional 19,770,329 shares, bringing his shareholdings to 20.5% of Genoil's outstanding Common Shares. Mr. Lifschultz paid cash for these shares;
2003	-	Genoil continued operations under the agreement with EHG for the purpose of conducting tests of the hydrogen generating technology at a site in Romania;
	-	Outstanding warrants, representing a total of 11,262,500 Common Shares, were extended for one additional year to February 12, 2004. These warrants have now expired;
	-	A number of shares-for-debt agreements were reached with several of Genoil's creditors. As of
December 31, 2003, Genoil had issued 5,186,060 Common Shares representing $732,325 of creditor liabilities for the year 2003. It received approval from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares were issued subject to a TSX Venture Exchange imposed four-month hold period;

	-	Genoil completed two non-brokered private placements through which it issued 6,008,499 Common
Shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant, with each full warrant allowing its holder to purchase one Common Share at a price of $0.20 for a period of two years).
2004	-	Genoil completed a non-brokered private placement through which it issued 10,642,820 units at a price of $0.14 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant with each full warrant allowing its holder to purchase one Common Share at a price of $0.15 for a period of two years).
	-	The Corporation issued 1,674,999 shares in satisfaction of obligations to four creditors including two officers and one related party.
	-	Genoil entered into a contract with Silver Eagle Refining – Woods Cross Inc. ("Silver Eagle") to install the first commercial Genoil Hydroconversion Upgrader ("GHU").
	-	Genoil raised $900,000 through two short-term loans from a director. As compensation for the loan, the
Corporation issued to the lender 300,000 Common Shares at a deemed price of $0.25 per share.
	-	Genoil signed an agreement with OAO Lukoil (“Lukoil”) for the testing of its heavy oil from the Yarega oil field in Russia's Komi Republic.
	-	Genoil signed a licensing agreement with Velox Corporation regarding the "Maxis" oil and water separation system. Genoil has proprietary rights to the "Maxis" hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions.
	-	Genoil signed a licensing agreement for its Claris technology with MNGK, a Russian oil services firm.
	-	Genoil acquired a controlling interest in Velox Corporation.
	-	In December, Genoil completed a non-brokered private placement through which it received $5,638,220
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
rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.
2006	-	Genoil entered into a non-binding memorandum of understanding with Hebei Zhongjie PetroChemical
Group Company Ltd. (“Hebei Zhogjie”) to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHUTM technology.
	-	Genoil's GHUTM technology was approved by the United States Patent and Trademark Office.
	-	Lifschultz Terminal and Leasing Co. Inc. and Lifschultz Enterprises Co, LLC converted their outstanding
$750,000 convertible notes, originally acquired in 2005 and 2006 respectively, into Common Shares thus eliminating a $1,500,000 outstanding debt payable by Genoil.
	-	SDS Capital Group SPC, Ltd. converted $296,316 of its outstanding $428,995 non-interest bearing convertible debenture originally acquired in December 2004.
	-	In June 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a
Hydroconversion Upgrader in Romania.

- In August 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration
Company for the purchase of rights to royalties previously held by Beau Canada Exploration Ltd. Genoil acquired those rights in exchange for 4,500,000 common shares.
- In September 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218
Common Shares, and 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date.
- In October 2006, Genoil and Hebei Zhongjie signed a Letter of Intent to proceed with the design and installation of a 20,000 bpd GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China.
Hebei Zhongjie shipped oil for testing at the Corporation's pilot facility in Two Hills, Alberta. Genoil will immediately begin work on the first stage of the project's engineering design.
- Genoil completed a non-brokered private placement, through which it received $968,825.19 and issued a convertible debenture carrying a 12% annual interest rate and having a conversion price of $0.75 per share. In connection with the issuance of the convertible debentures, Genoil granted 322,941 warrants exercisable for a term of 6 months at $0.98 per share.
- In April 2007, Genoil and two holders of convertible notes, originally issued in October 2006, agreed to extend the maturity date by six months to October 6, 2007, with such notes to continue on the same term in all other respects. The warrants issued in connection with these notes were likewise extended.
- In April 2007, Genoil entered into a testing agreement with Hebei Zhogjie for testing of their heavy oil at the Company’s pilot plant todetermine final parameters to move the project into the next phase.
- In May 2007, Genoil entered into shares-for-debt agreements with several of Genoil’s outside directors, they agree to forgive an total of $223,000 in unpaid director’s fees in exchange for 660,740 common shares of the Corporation.

B. Business overview. General Development of the Business

     Genoil's principal business is the development of technologies relating to the oil and gas industry. Its present goal is to commercialize its technologies internationally.

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

Pilot Heavy Oil Upgrader

     Genoil owns heavy oil upgrader technology. Genoil's pilot heavy oil upgrader (the "Upgrader") uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the Upgrader to be developed for both heavy oil and bitumen. The hydrogen addition process is a process whereby hydrogen is mixed with bitumen under specific pressures and temperatures to upgrade the bitumen from a low API to whatever desired value the client requires. Genoil's Upgrader has progressed through the development stage.

     In 2005, Genoil entered into a letter of intent with Surge Global Energy, Inc. to evaluate the construction of a 10,000 barrel per day commercial upgrader in North America based upon its GHU technology. The first step in this evaluation is to conduct a feasibility study regarding the installation of a GHU at Surge's Sawn Lake Heavy Oil development. The feasibility study will start with the analysis of the raw Sawn Lake crude that will be upgraded in its pilot unit. These test results will establish the parameters for the construction of the upgrading unit and establish the optimal upgraded crude quality and the API to be derived from the GHU process. Presently, Surge Global is conducting tests results to determine whether or not lifting the oil is economically feasible.

     During the first quarter of 2006, Genoil entered into a non-binding memorandum of understanding (“MOU”) with Hebei Zhongjie to jointly develop and build the first major commercial heavy oil upgrader in China based on the Genoil GHU technology. The MOU was followed by a Letter of Intent (“LOI”) after a high level delegation of Hebei Zhongjie visited the Genoil office in Edmonton in September 2006. Genoil is currently proceeding with a feasibility study for funding which will, assuming a positive report, be followed by the Front End Engineering & Design ("FEED") study to be integrated into a final contract approval of the project. In April 2007, Genoil entered into an agreement with Hebei Zhodgjie for testing of their oil at Genoil’s pilot plant.

     Testing of the M180 crude is required to establish the parameters for the construction of the GHUTM upgrading unit at the most optimal upgraded crude quality and API. Meanwhile, Hebei Zhongjie shipped a sample of oil for testing at the Corporation's pilot facility in Two Hills, Alberta. This project has a planned start up date early 2010. The LOI sets out the framework upon which Genoil and Hebei Zhongjie plan to proceed with the design and installation of a 20,000 bpd GHU at Hebei Zhongjie's 150,000 bpd petrochemical facility in Nampaihe Town, Huanghua City, Hebei, China. The LOI also provides that the Corporation will fund 80% of the total capital costs for the implementation of the project and Hebei Zhongjie agrees to fund the remaining 20%. Further, the LOI provides that net profits of the project shall be allocated and paid as to 60% to the account of the Corporation until such time as the Corporation has received net profits in an amount equal to double the Corporation's costs. Following such time, 10% of all net profits realized from the project are to be received by the Corporation for so long as the refinery remains in operation.

     A high level Lukoil delegation visited Alberta in mid-June 2006 and held discussions with the Genoil engineering team at its Sherwood Park offices outside Edmonton. During a detailed review of Lukoil’s requirements in the area of heavy oil upgrading, Lukoil requested a further elaboration of a project study submitted with respect to a proposed GHU project in the Komi region of Russia. Genoil presented a commercial proposal for a 60,000 bpd upgrader in October 2006.

     In August 2006 Genoil signed a Memorandum of Understanding with Steaua Romana refinery in Romania. It is Genoil's plan to conduct a GHU retrofit of 1,500 bpd on this refinery that processes 11,000 bpd, and to utilize this project as a showcase for European, Eastern European, Russian and CIS oil companies, and despite its relatively small size, to demonstrate the versatility of the GHU technology. The anticipated Steaua Romana refinery retrofit will be conducted for the purpose of upgrading the vacuum distillation towers residues and obtaining hydrocarbons of higher value than might otherwise be achievable and which can be further processed in the refinery.

Oil/Water Separation

     Genoil owns certain oil/water separator technology rights through a wholly owned subsidiary. Its Maxis oil/water separator separates oil from water at the wellhead. An oil/water separator test unit is located at the Corporation's Upgrader facility for testing at Two Hills, Alberta, Canada. Other companies also have oil-water separators that operate near the wellhead, but often require additional sources of heat to function efficiently. Oil/water separators generally use gravity, heat or a combination of the two as well as filters. Some separators also use gravity and the movement of the fluid ("cyclonics") to separate oil and water. Genoil's separators are designed to use cyclonic action to separate oil and water more efficiently than strictly gravitational or heat based separators. Other cyclonic separators exist but management believes that, as a result of the design of Genoil's separators, they should perform better than existing separators currently in use.

     Genoil’s Crystal water separator is a compact unit that is able to handle smaller volumes using a compartmental process. Genoil built a prototype that has been successfully tested by U. S. Coast Guard and has presented this technology to a major tanker line. The Crystal Sea Separator has the potential of tapping a 50,000 ship market, as all ships over 200 tons which sail internationally must be outfitted with a device of this nature, as per international shipping regulations. This new generation of our existing Crystal technology meets or exceeds the IMO MEPC 107(49) resolution that requires the separators to process and treat bilge water containing surfactant elements such as oil and what is called fluid “C” or emulsionated hydrocarbon water and detergent, and after processing to have an effluent discharge of less than 15 ppm for territorial water and less than 5 ppm for discharge into inland waterways.

Revenues from Product Sales

     The majority of Genoil's products continue to be at the commercialization stage and have not yet produced revenues at this time.

     In 2004, Genoil received $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of heavy oil from Lukoil was completed in early 2005. The amounts are included as a recovery in pilot upgrader expenses.

Interest was earned on short-term investment of the Company’s cash reserves.

Expenditures Relating to the Sale of Products

     Genoil is primarily involved in the development of its technologies for commercial application. The Corporation engaged two full-time employees (one engineer and one administrative) and three consultants (one engineer and two financial professionals) to help in selling and marketing its products, and to seek funding during 2006.

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past four fiscal years, by source:

	2006	2005	2004	2003

Business development	1,172,098	1,739,788	3,263,955	2,661,106

     Business development expenses consist largely of traveling expenses as officers traveled, mainly to China, Russia and Middle Eastern countries, to negotiate contracts and present at conferences. No major tests were done at the pilot plant during 2006.

     Genoil does not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of its technologies, in the near future.

     While Genoil’s primary commercial focus has been on the GHU, it has also recently made advances with respect to potential near term revenue opportunities from its Maxis and Crystal products. Genoil anticipates sales of both Maxis and Crystal units based on changes being made through the world discharge of process water and discharge of bilge and ballast water by IMOA. Therefore, the Company is anticipating the generation of income in the short term from sale of oil/water separation equipment. The Corporation continues to believe that the largest potential for medium and long-term revenue is based on sales of the GHU technology.

Geographic Markets

     The Company markets its technology mainly to potential customers in the Middle East, Russia and China. The markets for Genoil’s products are global.

Intellectual Property Rights

     Genoil has 10 patent applications under review in Canada, the United States, Venezuela, Brazil, Europe and the Middle East, and has been granted 6 US patents (Patent nos. 6,074,549; 6,527,960; 6,125,865; 7,001,502; 7,014,756; 5,603,825), 1 Canadian patent (2,243,143), and Velox has one patent (5,965,021). Genoil either owns or licenses the rights to all intellectual properties used in its products.

     Genoil has copyright, patent rights and trademarks, which are necessary and contribute significantly to the preservation of its competitive position in the markets which it addresses. It is possible that the Corporation's patents and other intellectual property will be challenged, invalidated or circumvented by third parties in the future. In the future, it may not be able to obtain necessary licenses on commercially reasonable terms. Genoil enters into nondisclosure agreements with its suppliers, contractors and employees, as appropriate, so as to limit access to and disclosure of its proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies, which may adversely affect the Corporation.

Sales, Marketing and Distribution

     Genoil is presently involved in pursuing sales of its Oil/Water Separator Units. Genoil is pursuing sales of Oil/Water Separators through its international network of agents and various engineering firms that deal with oil and gas companies throughout the world.

     Genoil intends to market its products and license its GHU technology throughout the world's oil refining and production industry. Genoil is presently engaged in discussions with refining operations in North America, Europe, Latin America, Asia and the Middle East. It has entered into 15 contracts with agents that cover 36 countries to further pursue these sales.

Competition

     Genoil is aware that several other companies may be presently pursuing the development of technologies in the oil and gas industry. It acknowledges that it is possible that some of these technologies may be similar in nature to its products and technologies. Such companies, should they be involved in selling or developing the same technology as Genoil, may be potential competitors to the Corporation. The Company believes that its patented fixed bed catalyst hydroprocessing technology in the GHU is competitively advantaged in the market by virtue of the expected comparatively low capital and operating costs and high product yields for operators relative to other coking or hydroprocessing products.

Government Regulations

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

     The Corporation is subject to securities regulation in the Canadian jurisdictions in which it is a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, the Company is subject to its rules. The Corporation's shares are also traded on the OTCBB and as such, the Corporation is subject to the OTCBB listing requirements. Genoil must maintain a legislated level of public disclosure and must maintain minimum listing requirements based on its financial performance, resources and stage of development.

Plan of Operation

     Genoil intends to continue to focus on marketing and developing its products in the immediate future. The Company may also consider opportunities in projects that incorporate its GHU Technology.

     To fund its near term working capital requirements, the Corporation completed a private placement of shares during 2006, through which it raised about $3.9 million. During the year, the Company also received about $1.8 million on the exercise of options and warrants. These funds have permitted Genoil to fulfill its operating and capital requirements for the last several months; however subsequent financing activities will be required.

There are no confirmed purchases or sales of plant and equipment.

C. Organizational structure.

Genoil has a total of 17 full time employees, and also hires outside consultants as required in the cities of

Calgary and Edmonton, Alberta, New York, New York, Houston, Texas, and in Europe. The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East. Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

     Genoil has five subsidiaries: Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., Genoil Technology International C.A. and Crystal Clear Solutions Inc. (the "Subsidiaries"). Genoil (USA), Inc., a wholly-owned subsidiary, was incorporated on December 29, 2004, in the State of Delaware, to facilitate payment of charges incurred by David K. Lifschultz, CEO of the Corporation, relating to market development in the U.S.A. Genoil owns 100% of each of Hydrogen Solutions Inc. and Crystal Clear Solutions Inc., both corporations incorporated in Canada pursuant to the Business Corporations Act (Alberta). It also owns 100% of Genoil Technology International C.A., incorporated in Venezuela. None of these subsidiaries have any material assets or operations. Hydrogen Solution Inc. has had its legal entity status struck due to inactivity.

     Genoil holds a 52.1% interest in the voting shares of Velox Corporation, which is a corporation incorporated in Canada pursuant to the Business Corporations Act (Alberta). Velox Corporation's primary asset is a cyclone oil and water separation technology. Velox Corporation currently has no material operations.

D. Property, plant and equipment. Human Resources and Facilities

     Genoil presently operates out of four main locations: an office in Edmonton, Alberta, an office in Calgary, Alberta, an office in New York, New York, and a research and development site located at Two Hills, Alberta.

     Genoil currently has seven employees and two consultants based at its office in Edmonton, Alberta. During 2006, the Corporation leased 8,300 square feet and paid $ 9,436.37 per month for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has two employees and one consultant based at its office in Calgary, Alberta. During 2006, Genoil leased 1,596 square feet and paid $2,959 per month in rent. In August 2006, it moved to a new office in Calgary where it pays $2,000 per month in rent. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had five employees based at its facilities located in Two Hills, Alberta, at December 31, 2006. It uses its Two Hills facilities for research and development and for client demonstrations.

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

Item 5. Operating and Financial Review and Prospects

Forward-Looking Statements

     Statements in this report, or any document filed by Genoil with the different governing authorities, by or on behalf of it, to the extent not directly and exclusively based on historical events, constitute "forward-looking statements". These statements represent the Corporation's intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Corporation include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

     Genoil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Operating results

Overview

     Genoil's financial statements are prepared in accordance with Canadian GAAP, which conform in all material respects with US generally accepted accounting principles, except as disclosed in Note 22 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2006 in comparison with those for the fiscal year ended December 31, 2005. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, incorporated hereto by reference (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2006, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

     As Genoil’s business has not yet generated revenue from operations, the Company requires cash infusions on a regular basis as it seeks to grow, develop and market its technologies.

     The Corporation will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund any further research and development activities, and ensure the commercial realization of its assets and discharge of its liabilities. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Results of Operations – Year Ended December 31, 2006

Significant items

	2006	2005	2004

Interest received	$ 23,393	$ 19,484	$ -

General & Administration costs
Human resources	$ 2,072,491	$ 1,819,355	$ 1,205,509
Business development	1,172,098	855,584	425,013
Professional fees	687,687	871,402	399,067
Rent	187,341	179,536	146,391
Shareholder services	133,223	140,813	143,805

Research & Development costs
Development costs	$ 335,322	$ 1,408,054	$ 741,049

Other items
Impairment of long term assets	$ 121,753	$ 2,191,428	$ 2,116,912
Repurchase of royalty agreement	4,230,000	-	-
Stock-based compensation	3,554,776	1,960,141	1,858,163

Net loss	$ (13,906,047)	$ (10,923,321)	$ (9,097,560)
Per share - basic & diluted	(0.07)	(0.06)	(0.05)

Interest received on temporary investment of the Company’s cash remains the only revenue received.

     Total administration expenses increased by 6% in 2006. The significant subcategories thereof are shown above. New senior officers were enticed to join the company primarily using stock options rather than cash remuneration. The significant increase in business development expenses are due to increased travel costs of officers as they expanded their efforts in the Middle East and their presence at conferences and tradeshows.

     The reduction in development costs reflects the fact that no major testing was done at our pilot plant during the year. The plant has reached a stage of maturity that requires less investment in maintenance or improvements.

     The increase in stock-based compensation is a result of a) an increase of directors’ compensation on the recommendation of an independent consultant. b) the appointment of five new senior officers who received options as an incentive.

Please refer to the financial statements for details on other unusual items.

Acquisitions

Genoil did not make any significant acquisitions in 2006. B. Liquidity and Capital Resources

     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2007 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

     In September 2006, Genoil raised C$3,916,263 in a non-brokered private placement of 4,863,218 units at US$0.73 per unit. Each unit consisted of one Common Share and one-quarter non-transferable share purchase warrant. C$522,497 was allocated to the fair value of warrants.

The Company also received $1,862,483 from the exercise of options and warrants during the year.

     During the year ended December 31, 2006, Genoil's operations used $5,599,095 of cash. It is expected that its operations will continue to use cash in the near term. The Corporation proposes to fund its future capital expenditures and future debt repayment through capital stock offerings and by generating revenue through the sale of technologies or royalties. Genoil has not yet been successful in commercializing its products and there are no current definitive agreements in place regarding obtaining financing.

     There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances. However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.

C. Research and development, patents and licenses, etc.

     Genoil does not presently plan to conduct any major new research and development, but will continue to refine and fine-tune its present complement of technologies. During 2006 the Company spent $355,322 on the maintenance of its pilot plant.

		Year ended December 31
	2006	2005	2004
Category – Capital Expenditures

Pilot Heavy Oil Upgrader – Patent	-	(15,412)	199,044
Catalyst Development license	-	1,371,951	819,477

	-	1,356,539	1,018,521

D. Trend information.

Currently Genoil has no sales inventory or production.

E. Off-Balance Sheet Arrangements.

Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

			Payments due by period
	Total		< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations		125,301	104,031	21,270
Convertible notes		6,338,502	996,598			5,341,904

		6,463,803	1,100,629	21,270	-	5,341,904

G. Safe Harbour. Not applicable. Item 6. Directors, Senior Management and Employees A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

				Number of
				Securities Owned or
				Controlled by
				Directors and
				Corresponding
				Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities

Adam Hedayat	President of Hampco Enterprises Ltd.	February 26,	March 25,	382,001
Calgary, Alberta		1950	2005	<1%
Director	Chairman of the Board of Guyana
	Power & Light from October 1999 to
	April 2003.

	Chairman and CEO of Northstone

				Number of
				Securities Owned or
				Controlled by
				Directors and
				Corresponding
				Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities

	Power Corp from March 2001 to
	January 2002.

	Chairman of the Board of Drayton
	Valley Power Income Fund from June
	1998 to July 2001.

	Vice-President of SaskPower
	Commercial, the international arm of
	SaskPower Corporation of
	Saskatchewan from September 1995 to
	April 1999.

Brian Korney	Chief Financial Officer of Genoil Inc.	December 2,	June 3, 2005	16,000
Calgary, Alberta	from September 1, 2004 to July 12,	1950		<1%
Director	2005.

	Vice-President, Finance, Chief Financial
	Officer and Secretary of Caspian Energy
	Inc. from December 2004 to present.

	Vice-President, Finance, and Chief
	Financial Officer of Innova Exploration
	Corporation from November 2000 to
	August 2004.

	Director of British Controlled Oilfields
	Limited from July 2006 to present.

David K. Lifschultz*	Chief Executive Officer of Genoil Inc.	November 23,	February 25,	42,708,871
Larchmont, New York	from 2003 to present.	1945	2002	19%*
Chief Executive
Officer,	Chairman of the board of directors of
Chairman and Director	Genoil Inc. from 2002 to present.

	President and Chief Executive Officer
	of Lifschultz Terminal and Leasing, Inc.
	(Joint Venture Investment Company)
	from 1987 to present.

	Chairman and Chief Executive Officer
	of Lifschultz Industries, Inc.
	(Manufacturer of scientific and
	industrial temperature measurement
	systems) from 1991 to 2000.

Lawrence Lifschultz*	Fellow of Yale Center of International	August 10,	January 13,	4,137,680

				Number of
				Securities Owned or
				Controlled by
				Directors and
				Corresponding
				Percentage of Total
Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Director Since	Securities

Stoney Creek,	& Area Studies, Yale University from	1949	2003	<1%
Connecticut	April 2005 to present.
Director
	South Asia Correspondent for the Far
	Eastern Economic Review (Hong Kong)
	from 1975 to present.

David Kippen	Chief Financial Officer of Genoil Inc.	January 25,	N/A	N/A
New York, NY	from August 14, 2006 to present.	1969
Chief Financial Officer	Financial consultant to the Corporation
	since June 2006.

James Runyan	Chief Operating Officer and Executive	January 17,	N/A	N/A
Edmonton, Alberta	Vice President of Genoil since July	1958
Chief Operating	2006. He was a consultant to Genoil
Officer, Executive Vice since September 2005, and was
President	appointed Chief Operations Officer in
	March 2006.

	Sales Manager for Process Systems
	International from 1998 to 2003.

Hendrik Lombard	Controller of Genoil since August 2006	November 2,	N/A	N/A
Calgary, Alberta		1963
Controller

Peter Chung	Vice President Engineering since	March 20,	N/A	N/A
Edmonton, Alberta	September 2006	1951
VP Engineering

*Includes 8,467,971 Common Shares, which Mr. Lifschultz exercises control over as a trustee and through entities which he controls.

**David K. Lifschultz and Lawrence Lifschultz are brothers.

B. Compensation.

Salary

     During 2006, David K. Lifschultz, the Chief Executive Officer of Genoil, had an annual salary of $ 187,500 pursuant to the terms of an executive employment agreement between himself and the Corporation. David K. Lifschultz agreed to accept the issuance of 2,500,000 stock options pursuant to the Corporation's stock option plan in lieu of such cash salary and as such, no cash compensation was paid. An additional 300,000 stock options were granted to Mr. Lifschultz on June 7, 2006 as additional compensation in 2006, as disclosed in the chart below. These options were granted to Mr. Lifschultz at the market price of Genoil's Common Shares at the time of issuance.

As part of the terms of the termination of his employment, the former president of Genoil, Thomas F. Bugg, remained a consultant of Genoil for fiscal year 2005 and under the terms of such termination he remained a consultant of the Corporation until June 30, 2006. During this time, Mr. Bugg was compensated for his consulting services based on an annual salary of $187,500 which compensation was discharged through the issuance of
Common Shares. Thomas F. Bugg resigned in November 2004.

Kirk Morgan, Genoil's part-time Chief Financial Officer until July 31, 2006, earned a total of $56,250 for his employment in 2006.

David Kippen, Genoil’s current full-time Chief Financial Officer from August 14, 2006 onwards, earned a total of US$45,434 for his employment in 2006.

James Runyan, Chief Operating Officer from March 2006 earned US$ 155,000 during the year.

Hendrik Lombard, Controller earned $46,875 during 2006.

Peter Chung, VP Engineering earned $50,000 during 2006.

The following chart outlines information on share options granted to directors and senior officers in 2006.

Share Options Granted to Directors and Officers for the Fiscal Year January 1, 2006 to December 31, 2006

	Options Granted in	Exercise or Base
	respect of duties as	Price
Name	director or officer	($/Security)	Expiration date

David Lifschultz – Chief Executive	2,500,000[1]	$0.47	February 21st 2010
Officer, Chairman and Director	1,000,000[2]	$1.20	June 7th 2010

Lawrence Lifschultz – Director	750,000[3]	$0.47	February 21st 2010
	25,000[4]	$1.12	May 31st	2010

	250,000[5]	$0.47	February 21st 2010
Brian Korney – Director	137,500[6]	$1.12	May 31st 2010

Adam Hedayat – Director	250,000[7]	$0.47	February 21st 2010
	175,000[8]	$1.12	May 31st	2010

David Kippen – Chief Financial Officer	150,000[9]	$1.20	June 1st 2010
	1,000,000[10]	$0.72	August 11th	2010

Kirk Morgan – Former Chief Financial Officer
	50,000[11]	$1.65	May 4th	2011

James Runyan – Chief Operating Officer	500,000[12]	$0.47	February 21st 2010
	500,000[12]	$1.20	June 7th	2010

Hendrik Lombard - Controller	250,000[13]	$0.73	August 18th 2011

Peter Chung – VP Engineering	1,000,000[14]	$1.20	May 19th 2010

Notes:

(1)	Granted to David Lifschultz for his services as Chairman and Chief Executive Officer

(2)	300,000 options granted as compensation for services as Chief Executive Officer for 2006 and 700,000 options granted as a bonus for under compensation in past years.

(3)	500,000 options were granted as compensation for services as a director and 250,000 options were granted for services as a consultant.

(4)	Compensation for services as a member of Compensation and Corporate Governance Committee (“CCG”) for ½ year

(5)	Granted as compensation for services as a director for 2006.

(6)	37,500 options granted for services as Chair of Audit Committee for ½ year; 75,000 options granted for services as a member of the audit committee for one year; 25,000 options granted for services as a member of the CCG committee for ½ year.

(7)	Granted as compensation for services as a director for 2006.

(8)	50,000 options granted for services as Chair of the CCG Committee for one year; 50,000 options granted for services as a member the CCG for one year; 75,000 options granted for services as a member of the audit committee for one year.

(9)	Granted for services as a consultant to the corporation for a six month term in 2006.

(10)	Granted for services as the interim Chief Financial Officer for 2006.

(11)	Granted for services as the Chief Financial Officer, these options have expired due to Mr. Morgan’s resignation.

(12)	Granted for services as an officer of the corporation for 2006.

(13)	Granted for services as the Financial Controller for 2006.

(14)	Granted for services as the Vice-President Engineering for 2006.

     Directors are elected annually to the Board of Directors (the “Board”) at the Corporation's Annual General Meeting. Directors may also, between Annual General Meetings, appoint one or more additional Directors, provided such number of additional directors does not exceed 1/3 of the existing number, to serve until the next Annual General Meeting. No Director has a service contract with Genoil providing for benefits upon termination of employment.

Duties and Obligations of the Board of Directors

     The general duty of Genoil's Board of Directors is to oversee the management of Genoil's business and affairs. In particular, the Board of Directors is responsible for the following matters:

     (a) adopting a strategic planning process which establishes the Corporation's long-term goals and strategies, and monitoring the success of its management in achieving those goals and implementing the strategy;

     (b) identifying the principal risks with respect to all aspects of the Corporation's business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to its long-term viability, and achieving a proper balance between the risks incurred and the potential return to its members;

     (c) engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management's performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of Genoil's Chief Executive Officer against mutually established objectives;

     (d) ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles, and the timely reporting of developments material to the Corporation

C. Board practices.

Composition of the Board of Directors

     As of December 31, 2006, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Lawrence Lifschultz, Brian Korney, and Adam Hedayat, Of the Board, Mr. Hedayat is "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Mr. Lawrence Lifschultz is not considered to be independent as he is related to David Lifschultz, the Corporation's Chairman and Chief Executive Officer. Lawrence Lifschultz is David Lifschultz' brother. Brian Korney is not considered to be independent as he has served as Genoil's Chief Financial Officer within the last three years.

     At the annual general meeting, held on May 14, 2007, two new, independent directors were elected. The board is now composed of David K. Lifschultz, Chairman, Brian Korney, Harry Bloomfield and Joseph Fatony.

     The definition of "independence" that Genoil uses when determining a director's independence is derived from National Instrument 58-101, published by the Canadian Securities Administrators and adopted in all Canadian jurisdictions.

     The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally the Board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation's current size and board composition.

Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is a related party. The Compensation Committee is comprised of two directors. The mandate and activities of each committee are as follows:

     Audit Committee. The Audit Committee consisted of Adam Hedayat, Brian Korney and David Lifschultz. The responsibilities of the Audit Committee include:

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

     (e) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     (f) reviewing the post-audit or management letters containing the recommendations of the external auditor and management's response, and following up any identified weaknesses.

     Compensation Committee. The Compensation Committee consisted of Adam Hedayat, Brian Korney and Lawrence Lifschultz. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.

Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

     At December 31, 2006, there were a total of 21 employees and consultants working for Genoil. Of these, 3 are senior management, 5 are employed in an administrative capacity, 4 are engineers, 9 are technologists and operators. The Corporation currently has 3 employees in the Calgary, Alberta, office, 7 employees in the Edmonton office, 7 at its Two Hills, Alberta, facility, 1 in Romania and 3 employees in its New York, New York, office. Genoil has no labour unions and no temporary staff.

     As at December 31, 2005, there were a total of 20 employees working for Genoil and as at December 31, 2004, Genoil employed a total of 12 employees.

E. Share ownership.

     There were 196,051,227 Common Shares issued and outstanding as of December 31, 2005 and 223,054,604 Common Shares issued and outstanding as of December 31, 2006. Information as to share and option information for directors, officers and key employees is discussed above in "Item 6.(A) Directors and Senior Management" and in "Item 6.(B) Compensation."

     Genoil has established a stock option plan with the objective of advancing its interests by encouraging and enabling the acquisition of a share interests by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. The full text of Genoil's stock option plan is attached as an Exhibit to the Form 20-F for 2005.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of June 15, 2007, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2006, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 225,172,808 Common Shares issued and outstanding.

			Percentage of Share
	Identity of Person or	Number of Shares	Stock Beneficially
Class of Share	Group	Beneficially Owned	Owned

Common Shares	David Lifschultz*	55,208,871**	24.5%

* Includes 8,467,971 Common Shares, which Mr. Lifschultz exercises control over as a trustee and through corporations that he controls. David Lifschultz is a resident in New York, New York.

** This figure includes the 12,500,000 stock options that Mr. Lifschultz currently holds.

     David Lifschultz has acquired his shareholdings incrementally during the past four years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations.

     Additionally, as at June 15, 2007, CDS & Co. was the registered owner of 125,915,076 Common Shares, which represents approximately 56.0% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 56,686,902 Common Shares, representing 25.2% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

     To the best of its knowledge, Genoil is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

     The following is a description of the related party transactions that have occurred during the preceding fiscal year.

     In 2006, two convertible notes for $ 750,000 each were converted into 1,800,020 and 1,764,204 Common Shares, respectively. Lifschultz Terminal and Leasing Co. Inc. and Lifschultz Enterprises Co., LLC, both entities controlled by David Lifschultz, completed each private placement during 2005 and both convertible debentures had an accruing interest at a rate of 12% per annum with a conversion price of $ 0.44 per share.

     In October 2006 Genoil also completed a non-brokered private placement consisting of convertible debentures and warrants funded by entities affiliated with David K. Lifschultz, receiving $ 968,825.19. The convertible debentures carry a 12% annual interest at a conversion price of $ 0.75 per share. The Corporation has additionally granted 322,941 common share purchase warrants exercisable for a term of 6 months at $0.98 per share.

     In April 2007, Genoil and two holders of convertible debentures issued in October 2006, agreed by way of a Note Extension Agreement to extend the maturity date of the original convertible promissory notes to October 6, 2007, with such notes to continue on the same terms in all other respects, and to extend the term of the warrants issued in connection with the issuance of the convertible promissory notes to a October 6, 2007.

     Upon Tom Bugg's resignation as President and Chief Operating Officer in November 2004, the Board of Directors approved the following terms of severance: Tom Bugg and an affiliated corporation, Geopetrol Resources Ltd., became "consultants" of Genoil for 18 months from January 1, 2005. In return, Geopetrol Resources Ltd. was paid on a monthly prorated basis (in Common Shares at the current market price, less permitted discount) based on an annual amount of $187,500. These payments continued until June 30, 2006.

Transactions with Affiliates, Directors or Officers

     Genoil's approach for transactions with affiliates is that they must be on terms no less favourable to the Corporation than could be obtained from unaffiliated third parties.

     In the case of transactions involving a director, any of the Corporation's directors who, in any way, whether directly or indirectly, have an interest in a proposed contract or transaction with it, must disclose the nature and extent of his interest to the Corporation's Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to the Corporation for any profit made as a consequence of entering into the contract or transaction, unless the contract was fair and reasonable to the Corporation at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by the Corporation's shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders' meeting. In addition, any of the Corporation's directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.

     In the case of transactions involving an officer, the disclosure must be made in writing to the Corporation's Chairman at a Board meeting.

C. Interests of experts and counsel.

Not required as this is an annual report under the Exchange Act.

Item 8. Financial Information

A. Consolidated statements and other financial information.

     Please see "Item 17 Financial Statements" and Exhibit 19(a) for a list of the financial statements filed as part of this annual report statement.

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

B. Significant changes. Please see "Item 17 Financial Statements".

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
	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2002	$0.28	$0.06	$0.07	$0.07
Fiscal year ended December 31, 2003	$0.25	$0.09	$0.14	$0.14
Fiscal year ended December 31, 2004	$0.50	$0.10	$0.35	$0.31
Fiscal year ended December 31, 2005	$0.44	$0.24	$0.25	$0.24
Fiscal year ended December 31, 2006	$1.87	$0.24	$1.62	$0.20

Quarter	High	Low	High	Low

Year Ending December 31, 2005
First Quarter	$0.43	$0.30	$0.36	$0.23
Second Quarter	$0.44	$0.32	$0.36	$0.26
Third Quarter	$0.39	$0.24	$0.33	$0.20

Fourth Quarter	$0.36	$0.27	$0.32	$0.23

Fiscal year ended December 31, 2006
First Quarter	$1.39	$0.24	$1.20	$0.20
Second Quarter	$1.87	$0.93	$1.66	$0.81
Third Quarter	$0.96	$0.69	$0.87	$0.59
Fourth Quarter	$1.00	$0.55	$0.90	$0.47

Most Recent Six Months	High	Low	High	Low

December 2006	$0.71	$0.55	$0.64	$0.47
January 2007	$0.58	$0.44	$0.51	$0.39
February 2007	$0.62	$0.40	$0.53	$0.37
March 2007	$0.69	$0.55	$0.58	$0.46
April 2007	$0.72	$0.56	$0.64	$0.50
May 2007	$0.70	$0.54	$0.64	$0.49

B. Plan of distribution.

Not required as this is an annual report under the Exchange Act.

C. Markets.

     The issued and outstanding Common Shares (223,054,604 shares as of December 31, 2006) are listed and posted for trading on the TSX Venture Exchange under the trading symbol "GNO" and on the OTC Bulletin Board under the symbol "GNOLF". The Corporation's Common Shares are registered shares.

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

     Genoil was formed by the amalgamation under the Canada Business Corporations Act (the "CBCA") of Genoil Inc. and Continental Fashions Group Inc. ("CFG"), a public company whose shares traded on the Alberta Stock Exchange. At the time of the merger CFG had no assets, no liabilities and did not carry on any business. Genoil was incorporated in April of 1996 under Certificate of Incorporation no. 324649-3. In June of 1996, it amended and altered its Memorandum and Articles of Association. This amendment was made to facilitate a reorganization of its share capital in accordance with the amalgamation referenced above. The Articles of Amalgamation, adopted in September of 1996, replaced the Articles of Incorporation, as amended.

     At the Annual and Special Meeting of Shareholders of the Corporation, held on May 31, 2006, shareholders of the Corporation passed a special resolution authorizing the Corporation to amend its Articles to create an additional class of share to be designed as "Class A Preferred Shares" and to allow for the appointment of additional directors of the Corporation between shareholder meetings.

     The Articles of Amalgamation are subject to all the provisions of the CBCA. The CBCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The CBCA further stipulates that a company must not carry on a business that its articles prohibit. The Corporation's articles contain no prohibitions on the nature of businesses that it may carry out. Thus, it has the power and capacity of a natural person.

     The following brief description of provisions of the CBCA, the Corporation's amended and restated articles of incorporation and by-laws do not purport to be complete and are subject in all respects to the provisions of the CBCA, the Corporation's restated articles of incorporation and by-laws.

     Regulation SK Item 702 requires the Corporation to state the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

     In 2005, the Corporation entered into indemnification agreements with David Lifschultz, Brian Korney, Robert Field, Adam Hedayat, and Lawrence Lifschultz, which indemnifies them from losses, costs or damages incurred or sustained by them acting in their capacities of director or officer.

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

Directors' Conflicts of Interest

     Section 120 of the CBCA requires every director who is, in any way, directly or indirectly, interested in one of Genoil's proposed material contracts or transactions, to disclose the nature and extent of the director's interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors.

     The CBCA further provides that a director or officer who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) relates primarily to the director's or officer's remuneration as one of the Corporation's directors, officers, employees or agents or that of an affiliate, (ii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as a director or officer, or (iii) is with an affiliate.

Borrowing Powers

     The Corporation's By-Law No. 3 states that the Board of Directors may exercise borrowing powers provided for in this by-law. These powers include borrowing money on credit, issuing bonds, debentures, notes and other indebtedness, giving guarantees on behalf of the Corporation and granting mortgages by the Corporation, among others.

Directors

     The number of directors shall be not less than one and not more than nine. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any of the Corporation's shares to be qualified to serve as a director. A director is not required to retire under any age-limit requirement.

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

      The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the Board, including assistants to the Board. The directors may specify the duties of and delegate powers to manage the business and affairs of the directors to these officers. The Corporation may also appoint a chairman of the Board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.

Rights Attached to Shares

     The following is a description of the rights, preferences, and restrictions attached to each class of the Corporation's shares:

     (a) Unlimited Common Shares – Each Common Share carries the right to one vote at any meeting of the Corporation's shareholders. Dividends are payable on the Common Shares in the discretion of the Board of Directors. After a period of six years, dividends that have been paid but remain unclaimed by shareholders shall be forfeited to the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any distribution of Genoil's assets for the purpose of winding up its affairs, the Common Shares shall be entitled to receive Genoil's remaining property. The Common Shares are not redeemable at the Corporation's option or at the option of the holders. There are no sinking fund provisions respecting the Common Shares. The holders of the Common Shares are not liable for any further capital calls on such shares.

     (b) Up to 10,000,000 Class A Preferred Shares – The Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series consisting of such number of shares as may, before their issuance, be determined by resolution of the directors of the Corporation. Subject to the provisions of the CBCA, the directors of the Corporation may by resolution fix before the issue of Class A Preferred Shares the designation, rights, privileges, restrictions and conditions attaching to each series of the Class A Preferred Shares.

Alteration of the Rights of Shareholders

     No rights, privileges or restrictions attached to the Common Shares may be altered except with the approval by resolution passed by the vote of the holders of not less than two-thirds of the votes cast in respect of a resolution to alter such rights.

     There are no limitations in Genoil's charter on the rights of non-resident or foreign owners to hold Common Shares of Genoil.

Shareholders' Meetings

     The CBCA requires the directors to call an annual general meeting of shareholders not later than fifteen months after the last annual general meeting and no later than six months after the end of the Corporation's preceding financial year. The directors may, whenever they think fit, convene a special meeting.

     Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.

     All business that is transacted at meetings of shareholders, with the exception of consideration of the financial statements and auditor's report, election of directors, appointment of Genoil's auditor is deemed to be special business.

     Genoil's Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxyholders thereof representing more than 10% of Genoil's outstanding shares entitled to vote at the meeting.

     Genoil's Articles stipulate that the Chairman of the Board, or in his absence, the Corporation's Managing Director, or in his absence the Corporation's President shall preside as chairman of every general meeting.

     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

Notice of every general meeting should be sent to:

(a)	each director;

(b)	the Corporation's auditor;

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

     There are no limitations to the rights of non-resident or foreign shareholders to hold or exercise voting rights associated with Genoil's securities.

These provisions do not deviate significantly from U.S. law, insofar as the following matters are concerned:

     According to Rule 405 of the Securities Act, the term "foreign private issuer" means any foreign issuer other than a foreign government except an issuer meeting the following conditions:

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

C. Material contracts.

     Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

1. On June 15, 2005, Genoil announced that a letter of intent was signed with Surge Global Energy, Inc. to jointly examine the feasibility of constructing a commercial upgrader based on the Corporation's technology. Pursuant to the terms of this letter of intent, Genoil will receive 30% of the net revenue stream associated with converting the oil. Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Upon approval by Surge Global and pending the completion of the economic test results, the construction process will be initiated. This letter has not been turned into a binding agreement.

2. On October 12, 2005, Genoil completed a non-brokered private placement with Lifschultz Terminal and Leasing Co. Inc., an entity controlled by David Lifschultz, through which it received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share. This debenture was converted in April 2006.

3. In December 2005, Genoil arranged a non-brokered private placement with Lifschultz Enterprises Co., LLC, an entity controlled by David Lifschultz, through which Genoil received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share. This private placement also included the issuance of 426,000 warrants to purchase Common Shares, at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance. This private placement was completed in January 2006. The debenture was converted in May.

4. In February 2006, Genoil entered into a non-binding Memorandum of Understanding with Hebei Zhongjie Petro-Chemical Group to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU technology should such a project prove feasible and desirable. This memorandum of understanding requires the completion of an engineering and feasibility study to test the GHU technology's ability to process M380 feed which is available at Nanpaihe Town, Huanghua City, Hebei, China, where the proposed upgrader is to be located.

5. In August 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a Hydroconversion Upgrader in Romania.

6. On August 30, 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration Company for the re-purchase of rights to royalties previously held by Murphy and payable by Genoil. Genoil acquired those rights with the issuance of 4,500,000 Common Shares.

7. On September 29, 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218 Common Shares, including also 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date.

8. In September 2006, Genoil and Hebei Zhongjie Petrochemical Group Company Ltd. signed a Letter of Intent to proceed with the design and installation of a 20,000 barrels per day GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China. As a next step Genoil is focused on the first stage of the project's engineering design and Hebei Zhongjie is to make arrangements for the shipment of the oil for testing at the Corporation's pilot facility in Two Hills, Alberta.

9. On October 10, 2006, Genoil completed another non-brokered private placement, through which it received $ 968,825.19 and issued convertible debentures carrying a 12% annual interest at a conversion price of $0.75 per share. The term of such debentures has been extended by two of the three holders to October 6, 2007. The term of the third debenture has expired and is repayable 30 days following demand from the holder. No such demand has yet been made.

10. In April 2007, Genoil entered into a definitive testing agreement with Hebei Zhongjie for testing of their heavy crude oil at Genoil's pilot plant and to determine the final catalyst selection, operating conditions and optimization of the GHU process required to move the project into the Front End Engineering and Design phase.

D. Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Taxation."

E. Taxation.

     Genoil has provided the following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares. This summary does not address all possible tax consequences relating to an investment in its Common Shares. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder's particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of common shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder's particular circumstances.

U.S. Holder of Common Shares

     References to a "U.S. Holder of common shares" in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

  for purposes of the Income Tax Act (Canada) (the "ITA") and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the "Treaty") are residents of the U.S. and have never been residents of Canada;
  for purposes of the U.S. Internal Revenue Code of 1986 (the "Code") are U.S. persons;
  deal at arm's length with Genoil for purposes of the ITA;
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

     The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Genoil's Common Shares is based on the following, as at the time of this statement:

  the ITA and the Income Tax Regulations (Canada) (the "Regulations");
  published proposals to amend the ITA and the Regulations;
  published administrative positions and practices of the Canada Customs and Revenue Agency;
  the Code;
  Treasury Regulations;
  published Internal Revenue Service ("IRS") rulings;
  published administrative positions of the IRS;
  published jurisprudence that is considered applicable; and
  the Treaty.

     All of the foregoing is subject to material or adverse change, on a prospective or retroactive basis, at any time. The tax laws of the various provinces or territories of Canada and the tax laws of the various state and local jurisdictions of the U.S. are not considered in this summary.

     This summary is not exhaustive of all possible income tax consequences. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Genoil's Common Shares and no opinion or representation with respect to any such holder or prospective holder with respect to the income tax consequences to any such holder or prospective holder is made. Accordingly, it is recommended that holders and prospective holders of the Corporation's Common Shares consult their own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Corporation's Common Shares.

Canadian Federal Income Tax Consequences Disposition of Common Shares

     Provided that the Common Shares are listed on a "prescribed stock exchange", which currently includes the TSX Venture Exchange but does not include the OTC Bulletin Board, a U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are "taxable Canadian property." Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of Genoil's issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm's length. If the Corporation's shares are taxable Canadian property to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada. It is the current position of the Canada Revenue Agency that a U.S. limited liability company is not entitled to the benefits of the Treaty.

Dividend Distributions on Genoil's Shares

Dividends paid on Genoil's Common Shares held by a U.S. Holder of Common Shares will be subject to

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

Disposition of Common Shares

     On a disposition of Common Shares, a U.S. Holder of Common Shares generally will recognize a gain or loss. The gain or loss will be equal to the difference between the amount realized on the sale and the U.S. Holder of Common Share's adjusted tax basis in those shares. Any such gain or loss will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. Otherwise the gain or loss will be a short-term capital gain or loss. However, a gain realized on the disposition of Common Shares may be treated as ordinary income if the company was a "collapsible corporation" within the meaning of the Code. The gain or loss will generally be a U.S. source gain or loss.

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

Dividend Distributions on Shares

     Dividend distributions (including constructive dividends) paid by Genoil will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Corporation's current or accumulated earnings and profits ("E&P") attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions. Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date. To the extent distributions the Corporation pays on the Common Shares exceed the Corporation's current or accumulated E&P, they will be treated first as a return of capital up to a shareholder's adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

     Dividends paid on the Common Shares generally will not be eligible for the "dividends received" deduction provided to corporations receiving dividends from certain U.S. corporations. These dividends generally may be subject to backup withholding tax, unless a U.S. Holder of Common Shares furnishes the Corporation with a duly completed and signed Form W-9. The U.S. Holder of Common Shares will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against the U.S. Holder of Common Share's U.S. federal income tax liability, provided the shareholder furnishes the required information to the IRS.

Foreign Tax Credit

     A U.S. Holder of Common Shares will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. Dividends paid by Genoil generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. There are significant and complex limitations that apply to the credit.

Foreign Personal Holding Company Rules

     Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). Genoil would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

• at least 60% of Genoil's gross income consists of "foreign personal holding company income", which generally includes passive income such as dividends, interest, royalties, gains from shares and commoditytransactions and rents; and
  more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

     Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company ("PFIC"). Genoil could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

  75% or more of the Corporation's gross income for the taxable year is "passive income," which includes interest, dividends and certain rents and royalties; or
  the average quarterly percentage, by fair market value of the Corporation's assets that produce or are held for the production of "passive income" is 50% or more of the fair market value of all of its assets.

     To the extent Genoil owns at least 25% by value of the shares of another corporation, it is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

     Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:

  the excess distributions (generally any distributions received by a U.S. Holder of Common Shares on the shares in any taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder of Common Shares in the three preceding taxable years, or the U.S. Holder of Common Share's holding period for the shares, if shorter) or gain would be allocated on a pro rata basis over a U.S. Holder of Common Share's holding period for the shares;
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

Controlled Foreign Corporation Rules

     Generally, if more than 50% of the voting power or total value of all classes of Genoil's shares are owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Corporation's shares, the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of its "Subpart F Income," as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Corporation's E&P is attributable to the shares sold or exchanged.

F. Dividends and paying agents.

Not required as this is an annual report under the Securities Act.

G. Statement by experts.

Not required as this is an annual report under the Securities Act.

H. Documents on display. No longer required I. Subsidiary information.

     Genoil has five subsidiaries; Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., Crystal Clear Solutions Ltd., and Genoil Technology International C.A. Genoil owns 100% of Genoil (USA) Inc., Hydrogen Solutions Inc, Crystal Clear Solutions Ltd., and Genoil Technology International C.A. None of these aforementioned subsidiaries has any material assets. Genoil owns 52.1% of Velox Corporation. Genoil (USA) Inc., incorporated in the United States, is owned 100% by Genoil.

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

There has been no material modification to the rights of Genoil's security holders.

Item 15. Controls and Procedures (a) Evaluation of disclosure controls and procedures.

     Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

     For the year ended December 31, 2006 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures are not effective as a result of material weaknesses in internal controls as discussed below.

(b) Management's annual report on internal control over financial reporting.

     Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

I.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

II.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

III.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

     A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

     We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

     Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2006.

     Due to the company’s size, and its inability to segregate incompatible functions among its employees, there are inherent weaknesses in the company’s internal controls to provide reasonable assurance regarding the reliability of financial reporting. The lack of sufficient personnel has resulted in ineffective segregation of duties that if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements. Accordingly, management has determined that this deficiency constitutes a material weakness.

     Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. Genoil Inc. will continue to monitor its internal controls and implement appropriate improvements as required.

     During 2006 the Company, with the assistance of external consultants, has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

(c) Attestation Report of registered public accounting firm.

     The attestation report of registered public accounting firm is not required, as the registrant is a Foreign Private Issuer;

(d) Changes in internal controls over financial reporting.

     During 2006 the Company, with the assistance of external consultants, has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

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

Item B Code of Ethics

     Genoil has adopted a Code of Conduct that meets the requirements of the definition of a "Code of Ethics" as that term is defined in Item 16B(b) of Form 20-F. Genoil's Code of Conduct is applicable to all of its employees, including its principal executive officer and principal financial officer. The Corporation does not currently employ a principal accounting officer. Its Code of Conduct has been attached as Exhibit 11 to the 2005 Form 20-F.

Item C Audit Fees

     Since the third quarter of 2005, Genoil retained BDO Dunwoody LLP as the Corporation's auditors. The following table summarizes the aggregate fees for professional audit services and other services rendered by BDO Dunwoody LLP in the past two years.

In Canadian dollars

	2006	2005

Audit Fees	$174,000	$160,000
Audit-Related Fees	-	-
Tax	12,000	-
All Other Fees	-	-

Total	$186,000	$160,000

Audit Fees

     Audit fees include fees for professional services rendered in connection with the audit of Genoil's annual financial statements set forth in its Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.

Audit Related Fees

     Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements.

Tax Fees

Tax fees are fees for professional services rendered related to tax compliance, tax advice and tax planning.

All Other Fees

     The Company's audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, Genoil's audit committee takes into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independent Standards Board. To assist in this undertaking, the audit committee requires the independent accountant to submit a report describing all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant's independence.

Item D Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

PART III

Item 17. Financial Statements

     The Consolidated Financial Statements for years ended December 31, 2006 and 2005 are filed by reference as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 22, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a) The Consolidated Financial Statements for the year ended December 31, 2006 have been filed with the SEC on April 25, 2007, form 6-K, file number 000-50766 and can be found at www.sec.gov and are hereby incorporated by reference. The December 31, 2004 Consolidated Financial Statements were audited by KPMG LLP. Their report on that years statements can be found in exhibit 2.7 below.

(b) Exhibits
Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.1***	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006 and May 31, 2006.
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust (one example included - all exactly the same)
2.6	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7	Report of the Independent Public Accounting Firm re December 31, 2004 audit
4*	Sample Marketing Agreement
11***	Code of Conduct as adopted on May 31, 2006.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	These exhibits were filed with Genoil's 2003 Form 20-F.

**	This exhibit was filed with Genoil's 2004 Form 20-F.

***	These exhibits were filed with Genoil's 2005 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 22, 2007

GENOIL INC. By: /s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer