Form 20-F
period 2007-12-31
GENOIL INC
filed 2008-04-29
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: September 30, 2007
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2631.00

FORM 20-F (Mark One) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Common Shares: 232,912,757 as of December 31, 2007 and 239,935,294 as of April 18, 2008 Preferred shares: 2,785,681 as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes

☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes

☒ No

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

☒ Yes

☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐

Accelerated filer ☒

Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow

☒ Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes

☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes

☐ No

2

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		7
Item 5. Operating and Financial Review and Prospects		15
Item 6. Directors, Senior Management and Employees		19
Item 7. Major Shareholders and Related Party Transactions		24
Item 8. Financial Information		25
Item 9. The Offer and Listing		26
Item 10. Additional Information		27
Directors' Conflicts of Interest		28
Borrowing Powers		28
Directors		28
Rights Attached to Shares		29
Alteration of the Rights of Shareholders		29
Shareholders' Meetings		29
U.S. Holder of Common Shares		32
Canadian Federal Income Tax Consequences		33
United States Federal Income Tax Consequences		33
Item 11. Quantitative and Qualitative Disclosures About Market Risk		35
Item 12. Description of Securities Other than Equity Securities		36
Item 13. Defaults, Dividends Arrearages and Delinquencies		36
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		36
Item 15. Controls and Procedures		36
Item 16. [Reserved]		37
Item A	Audit Committee Financial Expert	37
Item B	Code of Ethics	37
Item C	Audit Fees	39
Item 17. Financial Statements		40
Item 19. Exhibits		40

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

Item 3. Key Information A. Selected financial data.

     Genoil Inc.'s ("Genoil" or the "Corporation") financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 23 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes, the other information contained in this document.

     The following selected consolidated financial data as of December 31, 2007, 2006, 2005, 2004 and 2003 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 23 to the Consolidated Financial Statements.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

		Years ended December 31

	2007	2006	2005	2004	2003
Revenue	83,456	23,393	19,484	-	-
Loss from continuing operations
Canadian GAAP	(11,342,560)	(13,906,047)	(10,923,321)	(9,097,560)	(5,711,256)
US GAAP	(13,348,048)	(13,922,447)	(10,901,392)	(9,135,654)	(6,321,628)
Loss for the period
Canadian GAAP	(11,342,560)	(13,906,047)	(10,923,321)	(9,097,560)	(5,711,256)
US GAAP	(13,348,048)	(13,922,447)	(10,901,392)	(9,135,654)	(6,321,628)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.05)	(0.07)	(0.06)	(0.05)	(0.04)
US GAAP	(0.06)	(0.07)	(0.06)	(0.05)	(0.04)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.05)	(0.07)	(0.06)	(0.05)	(0.04)
US GAAP	(0.06)	(0.07)	(0.06)	(0.05)	(0.04)
Total assets
Canadian GAAP	5,239,657	6,481,575	6,155,904	12,702,995	8,613,384
US GAAP	5,239,657	6,481,575	6,155,904	12,702,995	8,613,384
Net assets
Canadian GAAP	2,482,629	2,699,148	867,375	5,024,210	5,038,954
US GAAP	2,459,775	2,032,796	(197,740)	3,988,534	5,038,954
Share Capital
Number of Shares Outstanding	232,912,757	223,054,604	196,051,227	178,880,056	159,035,409
Canadian GAAP	45,676,239	34,809,229	21,665,406	15,576,995	13,167,509
US GAAP	78,327,306	67,460,296	54,316,473	48,228,062	45,818,576
Retained earnings (deficit)
Canadian GAAP	(55,122,053)	(43,779,493)	(29,873,446)	(18,950,125)	(9,852,565)
US GAAP	(112,064,011)	(98,715,962)	(84,793,515)	(73,892,123)	(64,756,469)

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

		Years ended December 31

	2007	2006	2005	2004	2003

Shares outstanding	232,912,757	223,054,604	196,051,227	178,880,056	159,035,409
Shares issued	9,858,153	27,003,377	17,171,171	19,844,647	17,087,359

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2007	1.0747
	2006	1.1304
	2005	1.2114
	2004	1.2191
	2003	1.3916

High / Low in last six months (1 US$ = C$)

High		Low
March 2008	1.0206		0.9729
February 2008	1.0289		0.9814
January 2008	1.0329		0.9909
December 2007	1.0201		0.9805
November 2007	1.0000		0.9215
October 2007	0.9984		0.9447

       B. Capitalization and indebtedness.

       Not required as this is an annual report under the Exchange Act.

       C. Reasons for the offer and use of proceeds.

       Not required as this is an annual report under the Exchange Act.

       D. Risk factors.

       Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2008 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

       General Risk Factors

     An investment in the Corporation's common shares ("Common Shares") should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating Genoil and its business.

     Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by the Corporation and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Genoil's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this document.

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

     Genoil has issued common share purchase warrants, options, preferred shares and convertible debt, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.

As of December 31, 2007, the following potentially dilutive instruments were outstanding:

Options outstanding	39,091,250
Warrants outstanding	7,026,528
Notes convertible	1,988,187
Convertible Preferred Shares	11,142,724

59,248,689

Common shares outstanding	232,912,757

Potential dilution	25%

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
rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.

2006	-	Genoil entered into a non-binding memorandum of understanding with Hebei Zhongjie PetroChemical
Group Company Ltd. (“Hebei Zhongjie”) to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU® technology.
	-	Genoil's GHU® technology was approved by the United States Patent and Trademark Office.
	-	Lifschultz Terminal and Leasing Co. Inc. and Lifschultz Enterprises Co, LLC converted their outstanding
$750,000 convertible notes, originally acquired in 2005 and 2006 respectively, into Common Shares thus eliminating a $1,500,000 outstanding debt payable by Genoil.
	-	SDS Capital Group SPC, Ltd. converted $296,316 of its outstanding $428,995 non-interest bearing convertible debenture originally acquired in December 2004.
	-	In June 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a
Hydroconversion Upgrader in Romania.
	-	In August 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration
Company for the purchase of rights to royalties previously held by Beau Canada Exploration Ltd. Genoil acquired those rights in exchange for 4,500,000 common shares.
	-	In September 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218
Common Shares, and 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date.
	-	In October 2006, Genoil and Hebei Zhongjie signed a Letter of Intent to proceed with the design and installation of a 20,000 bpd GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China.
Hebei Zhongjie shipped oil for testing at the Corporation's pilot facility in Two Hills, Alberta. Genoil will immediately begin work on the first stage of the project's engineering design.
	-	Genoil completed a non-brokered private placement, through which it received $968,825.19 and issued a convertible debenture carrying a 12% annual interest rate and having a conversion price of $0.75 per share. In connection with the issuance of the convertible debentures, Genoil granted 322,941 warrants exercisable for a term of 6 months at $0.98 per share.
2007	-	In April 2007, Genoil and two holders of convertible notes, originally issued in October 2006, agreed to extend the maturity date by six months to October 6, 2007, with such notes to continue on the same term in all other respects. The warrants issued in connection with these notes were likewise extended.
	-	In April 2007, Genoil entered into a testing agreement with Hebei Zhongjie for testing of their heavy oil at the Company’s pilot plant to determine final parameters to move the project into the next phase.
	-	In May 2007, Genoil entered into shares-for-debt agreements with several of Genoil’s outside directors, they agree to forgive a total of $223,000 in unpaid director’s fees in exchange for 660,740 common shares of the Corporation.
	-	In May 2007, Genoil entered into a funding agreement with the Chairman and CEO of the Corporation, who received 600,000 common share purchase warrants in lieu of interest on a line of credit of $
1,000,000 made available to the Company. Each warrant is exercisable for one common share of the
Corporation at a price of $0.58 per share at any time within one year from its date of issue.
- In July 2007, the company finalized a private placement receiving $ 2.8 million and issuing 5,130,382 common shares. Additionally, 0.25 common share purchase warrants are being issued for each common share, which are exercisable until three years following their issue date at a price of US$0.78.
- Genoil issued 107,825 shares to satisfy amounts outstanding to a consultant of the Corporation.
- In August 2007 the Corporation granted 1,000,000 incentive stock options for an officer at a strike price of $0.57,
- In September 2007, Genoil announced the completion of the heavy oil testing for Hebei Zhongjie refinery.
- The Genoil Crystal Sea bilge cleaner received final US Coast Guard certification for marine oil pollution prevention equipment.
- By the end of September, the Canadian patent application for the GHU upgrading technology was approved by the Canadian Intellectual Property Office.
- In October 2007, Genoil and the holders of the convertible notes and warrants that had been extended in
April, agreed to another extension of six months to April 6, 2008, and on the same terms.
- In October 2007, Genoil announced it signed a binding Memorandum of Understanding with Stone &
Webster International, subsidiary of The Shaw Group, for marketing and technical assistance for further development of the GHU technology and future projects.
- In November 2007, Genoil agreed to convert long term convertible notes held by a major investor into
2,785,681 convertible preference shares. Each preferred share will be convertible into four common shares of Genoil at $1.76.

- In November 2007, Genoil and Aquamation, Inc. formed an alliance to jointly collaborate in industrial water treatment projects and process plants for the oil and gas, and petrochemical industries. Genoil and
Aquamation started work under their joint operating agreement on two gas metering projects in Nigeria.

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

     During the first quarter of 2006, Genoil entered into a non-binding memorandum of understanding (“MoU”) with Hebei Zhongjie Petrochemical Group Company to jointly develop and build the first major commercial heavy oil upgrader in China based on the Genoil GHU technology. The MoU was followed by a Letter of Intent (“LoI”) after a high level delegation of Hebei Zhongjie visited the Genoil office in Edmonton in September 2006. Hebei Zhongjie shipped a sample of their blend of heavy oil and refinery residues to Canada and in October 2007 Genoil successfully completed the testing at the Two Hills pilot plant. Genoil is currently proceeding with the Front End Engineering & Design ("FEED") study to be integrated into a final contract approval of the project.

     This project has a planned start up date of early 2010. The LoI sets out the framework upon which Genoil and Hebei Zhongjie plan to proceed with the design and installation of a 20,000 bpd GHU at Hebei Zhongjie's 150,000 bpd petrochemical facility in Nampaihe Town, Huanghua City, Hebei, China. The LoI also provides that the Corporation will fund 80% of the total capital costs for the implementation of the project and Hebei Zhongjie agrees to fund the remaining 20%. Further, the LoI provides that net profits of the project shall be allocated and paid as to 60% to the account of the Corporation until such time as the Corporation has received net profits in an amount equal to double the Corporation's costs. Following such time, 10% of all net profits realized from the project are to be received by the Corporation for so long as the refinery remains in operation.

     A high level Lukoil delegation visited Alberta in mid-June 2006 and held discussions with the Genoil engineering team at its Sherwood Park offices outside Edmonton. During a detailed review of Lukoil’s requirements in the area of heavy oil upgrading, Lukoil requested a further elaboration of a project study submitted with respect to a proposed GHU project in the Komi region of Russia. Genoil presented a commercial proposal for a 60,000 bpd upgrader in October 2006. At this point, Lukoil has not made a decision on the development of the oil field.

     In August 2006 Genoil signed a Memorandum of Understanding with Steaua Romana refinery in Romania. It is Genoil's plan to conduct a GHU retrofit of 1,500 bpd on this refinery that processes 11,000 bpd, and to utilize this project as a showcase for European, Eastern European, Russian and CIS oil companies, and despite its relatively small size, to demonstrate the versatility of the GHU technology. The anticipated Steaua Romana refinery retrofit will be conducted for the purpose of upgrading the vacuum distillation towers residues and obtaining hydrocarbons of higher value than might otherwise be achievable and which can be further processed in the refinery. A GHU unit installed in this refinery would help increase their refinery utilization as right now the amount of residue being produced is limiting this refinery to 60% production capacity. The GHU installation is part of a larger refurbishing project of the Steaua Romana refinery and as such is dependent on other decisions the refinery has to make.

     In October 2007, Genoil announced the appointment of new experienced staff to manage its global business development and Middle East operations for further global promotion of the GHU® heavy oil upgrading technology.

     Following that announcement, Genoil signed a binding Memorandum of Understanding with Stone & Webster International, Inc. (SWI), a wholly owned subsidiary of The Shaw Group Inc. Stone and Webster will provide marketing and technical assistance to Genoil in connection with further development of Genoil’s GHU technology. In the short term SWI is assisting Genoil with our engineering needs as they pertain to the scale up of the GHU, to support the engineering depth it takes to do the detailed engineering and project management of large projects. While Genoil will always maintain control over the process engineering and our GHU technology, SWI’s association with Genoil allows Genoil to field many more engineers required to execute a project in all engineering disciplines required i.e. mechanical, electrical, piping, civil and structural etc.

       Oil/Water Separation

     Genoil owns certain oil/water separator technology rights through a wholly owned subsidiary. Its Maxis oil/water separator separates oil from water at the wellhead. An oil/water separator test unit is located at the Corporation's Upgrader facility for testing at Two Hills, Alberta, Canada. Other companies also have oil/water separators that operate near the wellhead, but often require additional sources of heat to function efficiently. Oil/water separators generally use gravity, heat or a combination of the two as well as filters. Some separators also use gravity and the movement of the fluid ("cyclonics") to separate oil and water. Genoil's separators are designed to use cyclonic action to separate oil and water more efficiently than strictly gravitational or heat based separators. Other cyclonic separators exist but management believes that, as a result of the design of Genoil's separators, they should perform better than existing separators currently in use.

     Genoil’s Crystal Sea water separator is a compact unit that is able to handle smaller volumes using a compartmental process. Genoil built a prototype that has been successfully tested by U. S. Coast Guard and has presented this technology to a major tanker line. The Crystal Sea Separator has the potential of tapping a 50,000 ship market, as all ships over 200 tons which sail internationally must be outfitted with a device of this nature, as per international shipping regulations. This new generation of our existing Crystal technology meets or exceeds the IMO MEPC 107(49) resolution that requires the separators to treat bilge water containing surfactant elements such as oil, emulsionated hydrocarbon water and detergent, and after processing to have an effluent discharge of less than 15 ppm for territorial waters and less than 5 ppm for discharge into inland waterways.

In November 2007, Genoil signed a Joint Operating Agreement with Aquamation Inc., a Houston-based process equipment company, to collaborate in industrial water treatment projects & process plant projects for clients in the oil and gas and petrochemical industries. Under this agreement, both companies will jointly market and further develop and integrate their oil and water separation technologies, supplying process engineering, design, equipment and technology, and executing projects sharing revenues and profits as equal partners. Genoil and Aquamation, have started working on two projects for gas metering plants in Nigeria, for the Nigerian Gas Company and on behalf of Zakhem Construction - Nigeria.

       Revenues from Product Sales

     The majority of Genoil's products continue to be at the commercialization stage and have not yet produced revenues at this time.

     In 2004, Genoil received $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of heavy oil from Lukoil was completed in early 2005. The amounts are included as a recovery in pilot upgrader expenses.

     During 2007 the Company generated revenues of $83,456 by providing engineering consulting services to Aquamation Ltd pursuant to a Joint Operating Agreement.

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

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2007	2006	2005	2004	2003

Business development	828,349	1,172,098	1,739,788	3,263,955	2,661,106

     Business development expenses consist largely of traveling expenses as officers traveled, mainly to China, USA and Middle Eastern countries, to negotiate contracts and present at conferences.

     Genoil does not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of its technologies, in the near future.

     While Genoil’s primary commercial focus has been on the GHU, it has also recently made advances with respect to potential near term revenue opportunities from its Maxis and Crystal products. Genoil anticipates sales of both Maxis and Crystal units based on increasingly strict environmental regulations. Therefore, the Company is anticipating the generation of income in the short term from sale of oil/water separation equipment. The Corporation continues to believe that the largest potential for medium and long-term revenue is based on sales of the GHU technology.

       Geographic Markets

     The Company markets its technology mainly to potential customers in the Middle East, Russia and China. The markets for Genoil’s products are global.

       Intellectual Property Rights

     Genoil has 8 patent applications under review in Canada, the United States, Europe, Venezuela and Brazil and has been granted 6 US patents (Patent nos. 6,074,549; 6,527,960; 6,125,865; 7,001,502; 7,014,756; 5,603,825), 2 Canadian patents (No. 2,243,142 and 2,306,069), and Velox has one patent (5,965,021). Genoil either owns or licenses the rights to all intellectual properties used in its products.

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

     To fund its near term working capital requirements, the Corporation completed a private placement of shares during 2007, through which it raised about $2.8 million in gross proceeds. During the year, the Company also received about $778,000 on the exercise of options and warrants. These funds have permitted Genoil to fulfill its operating and capital requirements for the last several months; however subsequent financing activities will be required.

     At the end of 2007 the Company purchased portions of a refurbished demonstration plant for $600,000. This would form part of a planned 700 bpd demonstration plant planned to be build in the USA. The successful operation of such plant will prove that the GHU technology is scalable and profitable.

      C. Organizational structure.

     Genoil has a total of 19 full time employees, and also hires outside consultants as required in the cities of Calgary and Edmonton, Alberta, New York, New York, Houston, Texas, and in Europe. The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East. Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

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

     Genoil holds a 50.1% interest in the voting shares of Velox Corporation, which is a corporation incorporated in Canada pursuant to the Business Corporations Act (Alberta). Velox Corporation's primary asset is a cyclone oil and water separation technology. Velox Corporation currently has no material operations.

       D. Property, plant and equipment.

       Human Resources and Facilities

     Genoil presently operates out of four main locations: an office in Edmonton, Alberta, an office in Calgary, Alberta, an office in New York, New York, and a research and development site located at Two Hills, Alberta.

     Genoil currently has eight employees and two consultants based at its office in Edmonton, Alberta. During 2007, the Corporation leased 8,300 square feet and paid $ 9,436.37 per month for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has three employees and one consultant based at its office in Calgary, Alberta. During 2007, Genoil Calgary paid $2,000 per month in rent. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had four employees based at its facilities located in Two Hills, Alberta, at December 31, 2007. It uses its Two Hills facilities for research and development and for client demonstrations.

     The Company plans to construct a 700 bpd demonstration plant to help convince potential customers that its GHU technology is scalable. The plant would probably be located in the southern USA and would cost about $10 million to construct.

     The facilities operated by the Corporation are not subject to environmental protection legislation and to its knowledge no environmental issues exist that would potentially affect its utilization of its assets.

Item 4A. Unresolved Staff Comments

       Not applicable.

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

     Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this document. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Corporation include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

     Genoil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

       A. Operating results

       Overview

     Genoil's financial statements are prepared in accordance with Canadian GAAP, which conform in all material respects with US generally accepted accounting principles, except as disclosed in Note 23 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2007 in comparison with those for the fiscal year ended December 31, 2006. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2007, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2007

Significant items

	2007	2006	2005

Revenue	$ 83,456	-	-
Interest received	$ 24,877	$ 23,393	$ 19,484

General & Administration costs
Human resources	$ 2,447,727	$ 2,072,491	$ 1,819,355
Business development	828,349	1,172,098	855,584
Professional fees	621,600	687,687	871,402
Rent	307,322	187,341	179,536
Shareholder services	132,262	133,223	140,813

Research & Development costs
Development costs	$ 468,366	$ 335,322	$ 1,408,054

Other items
Impairment of long term assets	$ 253,351	$ 121,753	$ 2,191,428
Accounts payable written off	(86,916)
Repurchase of royalty agreement		4,230,000	-
Stock-based compensation	4,669,555	3,554,776	1,960,141

Net loss	$ (11,342,560)	$ (13,906,047)	$ (10,923,321)

     Total administration expenses increased by 6.6% in 2007. The significant subcategories thereof are shown above.

     Human resources increased due to the appointment of full time consultants for international business development as well the renewal of the COO’s contract. Also, in 2006 directors were remunerated with stock options, which were classified as stock-based compensation while their fees in 2007 were classified under human resources and settled with shares for debt agreements.

     Business development decreased due to a decrease in attendance at conferences and the related printing of marketing material.

     The newly appointed full time consultants also received options, resulting in an increase in stock-based compensation.

       The increase in rent is mainly due to offices rented in New York for the CEO.

     Development expenses increased due to the cost of testing oil for the Hebei Zhongjie Petro-Chemical Group in China.

       Please refer to the financial statements for details on other unusual items.

       Acquisitions

       Genoil did not make any significant acquisitions in 2007.

       B. Liquidity and Capital Resources

     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2008 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

     In December 2005, the Corporation arranged a non-brokered private placement on substantially similar terms to the October 2005 private placement. The Corporation received $750,000 and issued a convertible debenture, accruing interest at a rate of 12% per annum and a conversion price of $0.44 per share. The private placement also included the issuance of 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.

     In September 2006, Genoil raised $3,916,263 in a non-brokered private placement of 4,863,218 units at US$0.73 per unit. Each unit consisted of one Common Share and one-quarter non-transferable share purchase warrant. C$522,497 was allocated to the fair value of warrants. Genoil also received $1,862,483 from the exercise of options and warrants during 2006.

     In October 2006, Genoil completed a non-brokered private placement, through which it received $968,825.19, issued a convertible debenture carrying a 12% annual interest rate and a conversion price of $0.75 per share. In connection with the issuance of the convertible debentures, Genoil granted 322,941 warrants exercisable for a term of 6 months at $0.98 per share. The term of the notes and attached warrants were extended by six months in April and October 2007 under the same terms and conditions. In April 2008 it was extended by another six months to October 2008, while the conversion price was changed to $0.49 and the exercise price of the warrants to $0.64. These agreements are with entities affiliated to the Company’s Chairman and CEO.

     In May 2007, Genoil entered into shares-for-debt agreements with several of Genoil’s outside directors, who agreed to forgive a total of $223,000 in unpaid director’s fees in exchange for 660,740 common shares of the Corporation. The shares were issued at a 25% discount to market price, the cost of which was also recorded as director’s fees. In June the Company also entered into a shares-for-debt agreement with Emil Pena, issuing 107,825 shares for US$63,617 of consulting fees.

     Genoil announced at the end of May it was entering into a $1,000,000 funding agreement with the Chairman and CEO of the Corporation. In lieu of interest on this line of credit, he received 600,000 common shares purchase warrants. Each warrant is exercisable for one common share of the Corporation at a price of $0.61 per share at any time within one year from its date of issue. During the third quarter 2007, a short term advance was repaid in the amount of $388,672. At year end the amount owed under this agreement was $98,527

      In July 2007, the company raised funds through a private placement receiving $2,839,731 and issuing 5,130,382 units. Each unit consisted of one share and 0.25 common share purchase warrant attached to each common share. The warrants are exercisable until three years following their issue date at a price of US$0.78

     In November 2007, Genoil entered into a cancellation of debt agreement with a major investor whereby the long term convertible notes issued in December 2004 were converted into preferred shares with essentially the same terms and conditions. The convertible notes with a value of $ 4,902,800 were cancelled with the issuance of 2,785,681 Class A preferred shares in the capital of the Corporation. Each preferred share may be convertible into four common shares of Genoil, being redeemable at any time at a price of $1.76 per preferred share.

     The Company also received $778,000 from the exercise of options during 2007. During the year ended December 31, 2007, Genoil's operations used $4.6 million of cash. It is expected that its operations will continue to use cash in the near term. The Corporation proposes to fund its future capital expenditures and future debt repayment through capital stock offerings and by generating revenue through the sale of technologies or royalties. Genoil has not yet been successful in commercializing its products and there are no current definitive agreements in place regarding obtaining financing.

     There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances. However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.

       C. Research and development, patents and licenses, etc.

     Genoil does not presently plan to conduct any major new research and development, but will continue to refine and fine-tune its present complement of technologies. During 2007 the Company spent $86,000 on the maintenance of its pilot plant.

		2007	2006		2005

Pilot Heavy Oil Upgrader – Patent		-		-	(15,412)
Catalyst Development license		-		-	1,371,951

		-		-	1,356,539
D. Trend information.
Currently Genoil has no sales inventory or production.
E. Off-Balance Sheet Arrangements.
Genoil has no off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations.
		Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	73,570	72,116	1,454
Convertible notes	1,427,249	1,120,824			306,425

	1,500,819	1,192,940	1,454	-	306,425

       G. Safe Harbour.

       Not applicable.

Item 6. Directors, Senior Management and Employees

       A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

				Number of Securities
				Controlled by Director
Name and Office	Principal Occupation For	Date of		and Percentage of
Held	Past Five Years	Birth	Appointment	Total (*)

David K. Lifschultz*	Chief Executive Officer of Genoil	23-Nov-45	25-Feb-02	63,927,422
Chairman and CEO	Inc. from 2002 to present.
Larchmont, New York	Chairman of the board of directors			27%
	of Genoil Inc. from 2002 to
	present.
	President and Chief Executive
	Officer of Lifschultz Terminal and
	Leasing, Inc. (Joint Venture
	Investment Company) from 1987
	to present.
	Chairman and Chief Executive
	Officer of Lifschultz Industries,
	Inc. (Manufacturer of scientific
	and industrial temperature
	measurement systems) from 1991
	to 2000.

Henry Bloomfield,	Principal and Managing Partner of	29-Jul-44	14-May-07	700,000
Q.C., Director	Bloomfield & Associates
Montreal, Quebec	Member of the Bar of Quebec			<1%
	since 1969 and appointed Queens
	Counsel in 1991.
	President of the Eldee Foundation
	and of the Humane Society of
	Canada.

Joseph Fatony,	Principal, CFO of AFC Realty	03-Feb-47	14-May-07	625,000
Director	Capital, Inc, a real estate
New York	investment banking firm in New
	York
	He is currently on the Board of			<1%
	Directors of Rovion Corp. and is
	also an adjunct professor of
	finance and management at Long
	Island University.

Brian Korney,	Chief Financial Officer of Genoil	02-Dec-50	03/06/2005	241,185
Director	Inc. from Sept 1, 2004 to July 12,
Calgary, Alberta	2005
	VP - Finance and CFO of Innova			<1%
	Exploration Corp. November
	2000 to August 2004
	Director of British Controlled
	Oilfields Ltd from July 2006 to
	present.
	Resigned as director on December
	31, 2007

Number of
Securities
Controlled by
Name and	Principal Occupation For	Date of		Director and
Office Held	Past Five Years	Birth	Appointment	Percentage of Total

James Runyan,	Chief Operating Officer and	17-Jan-58	1-Mar-06	N/A
Chief Operating	Executive Vice President of
Officer,	Genoil. He was a consultant to
Edmonton, Alberta Genoil since September 2005,
and was appointed Chief
Operations Officer in March
2006.
Sales Manager for Process
Systems International from
1998 to 2003.

Hendrik Lombard,	Chief Financial Officer of	02-Nov-63	6-Oct-07	N/A
Chief Financial	Genoil Inc. from October 6,
Officer, Calgary,	2007 to present. Controller to
Alberta	the Corporation since August
2006.

Peter Chung, VP	Vice President Engineering	20-Mar-51	1-Sep-06	N/A
Engineering,	since September 2006
Edmonton, Alberta

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2007. For Mr. Korney we are only providing number of shares at December 31, 2007 when he ceased to be Director of the Corporation. More information on insider holdings is available on SEDI www.sedi.ca.

B. Compensation.

Name and Office
Held	Compensation paid	Options granted	Exercise price	Expiration date

David Lifschultz,
Chairman & CEO	-	3,000,000	0.45	31/01/2011

Harry Bloomfield,
Director	-	250,000	0.61	16/05/2012

Joseph Fatony,
Director	-	250,000	0.61	16/05/2012

Brian Korney,		250,000	0.61	16/05/2012
Director	-	68,750	0.45	31/01/2011

James Runyan, COO	$ 235,500	1,250,000	0.45	31/01/2011

Hendrik Lombard,		250,000	0.45	31/01/2011
CFO	$ 128,663	1,000,000	0.57	24/08/2012

Peter Chung, VP
Engineering	$ 159,000	1,000,000	0.45	31/01/2011

       C. Board practices.

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

     (d) ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles, and the timely reporting of developments material to the Corporation

       Composition of the Board of Directors

     As of December 31, 2007, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Brian Korney, Harry Bloomfield and Joseph Fatony. Of the Board, Messrs. Bloomfield and Fatony are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Brian Korney is not considered to be independent as he has served as Genoil's Chief Financial Officer within the last four years. He has resigned as director, December 31, 2007 being his last day as director. David Johnson was appointed to the board as well as its audit committee on February 26, 2008.

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

       Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is a related party. The Compensation Committee is comprised of three directors. The mandate and activities of each committee are as follows:

     Audit Committee. The Audit Committee consisted of, Brian Korney, Joseph Fatony and Henry Bloomfield. The responsibilities of the Audit Committee include:

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

     Compensation Committee. The Compensation Committee consisted of Brian Korney, Joseph Fatony and Harry Bloomfield. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.

       Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

       D. Employees.

     At December 31, 2007, there were a total of 25 employees and consultants working for Genoil. Of these, 3 are senior management, 3 are middle management, 1 is an advisor to the Board, 5 are employed in an administrative capacity, 5 are engineers, 8 are technologists and operators. The Corporation currently has 3 employees and 1 consultant in the Calgary, Alberta, office, 10 employees and consultants in the Edmonton office, 4 operators at its Two Hills, Alberta, facility, 1 employee in Romania and the rest works from the USA. Genoil has no labour unions and no temporary staff.

     As at December 31, 2006, there were a total of 21 employees working for Genoil and as at December 31, 2005, Genoil employed a total of 20 employees.

       E. Share ownership.

     There were 232,912,757 Common Shares issued and outstanding as of December 31, 2007 (2006 -223,054,604). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6.(A) Directors and Senior Management" and in "Item 6.(B) Compensation."

     Genoil has established a stock option plan with the objective of advancing its interests by encouraging and enabling the acquisition of a share interests by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. The full text of Genoil's stock option plan is attached as an Exhibit to the Form 20-F for 2006.

Item 7. Major Shareholders and Related Party Transactions

       A. Major shareholders.

     The following table sets forth information as of April 18, 2008, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2007, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 239,935,294 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	63,927,422	27%
	Tyson Halsey	14,391,206	6.2%

     David Lifschultz has acquired his shareholdings incrementally during the past five years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. His beneficial holdings include 8,467,971 Common Shares over which he exercises control as a trustee and through corporations that he controls, 13,500,000 stock options, 1,027,701 warrants and 2,190,850 shares convertible from notes that he currently holds. Mr. Lifschultz is a resident in New York.

     In February 2008, Halsey Advisory & Management LLC of New York, filed a Statement of Beneficial Ownership – Schedule 13G with the SEC stating that it held 13,624,206 Common Shares of Genoil, which at that time, constituted 5.85% of the issued and outstanding Common Shares. Mr. Tyson Halsey, a principal of this firm, also owns 767,000 shares of Genoil, which represented another 0.33% of the total Common Shares.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at March 31, 2008, CDS & Co. was the registered owner of 127,611,340 Common Shares, which represents approximately 53.19% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 68,825,875 Common Shares, representing 28.69% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

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

     In April 2007, Genoil and two holders of convertible debentures issued in October 2006, agreed by way of a Note Extension Agreement to extend the maturity date of the convertible promissory notes to October 6, 2007, with such notes to continue on the same terms in all other respects, and to extend the term of the warrants issued in connection with the issuance of the convertible promissory notes to October 6, 2007. Another extension of the notes and warrants was signed in October 2007, to April 6, 2008. On April 6, 2008 the notes and warrants were again extended for six months while the exercise price of the warrants was lowered to $0.64 and the conversion price was lowered to $0.49.

     In May 2007, Genoil entered into a $1,000,000 funding agreement with the Chairman and CEO of the Corporation. In lieu of interest on this line of credit, he received 600,000 common shares purchase warrants. Each warrant is exercisable for one common share of the Corporation at a price of $0.61 per share at any time within one year from its date of issue.

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

     The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:

       • the annual high and low market prices for the five most recent full financial years;

     • the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

       • the monthly high and low market prices for the most recent six months.

	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2003	$0.25	$0.09	$0.14	$0.14
Fiscal year ended December 31, 2004	$0.50	$0.10	$0.35	$0.31
Fiscal year ended December 31, 2005	$0.44	$0.24	$0.25	$0.24
Fiscal year ended December 31, 2006	$1.87	$0.24	$1.62	$0.20
Fiscal year ended December 31, 2007	$0.75	$0.40	$0.77	$0.36

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2006
First Quarter	$1.39	$0.24	$1.20	$0.20
Second Quarter	$1.87	$0.93	$1.66	$0.81
Third Quarter	$0.96	$0.69	$0.87	$0.59
Fourth Quarter	$1.00	$0.55	$0.90	$0.47

Fiscal year ended December 31, 2007
First Quarter	$0.74	$0.40	$0.65	$0.36
Second Quarter	$0.72	$0.54	$0.64	$0.49
Third Quarter	$0.67	$0.46	$0.70	$0.45
Fourth Quarter	$0.75	$0.48	$0.77	$0.48

Most Recent Six Months	High	Low	High	Low

October 2007	$0.75	$0.55	$0.77	$0.55
November 2007	$0.68	$0.55	$0.73	$0.55
December 2007	$0.61	$0.48	$0.62	$0.48
January 2008	$0.88	$0.56	$0.84	$0.54
February 2008	$0.81	$0.64	$0.81	$0.64
March 2008	$0.65	$0.49	$0.65	$0.48

       B. Plan of distribution.

       Not required as this is an annual report under the Exchange Act.

       C. Markets.

     The issued and outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange under the trading symbol "GNO" and on the OTC Bulletin Board under the symbol "GNOLF". The Corporation's Common Shares are registered shares.

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

     Genoil's Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxy holders representing more than 10% of Genoil's outstanding shares entitled to vote at the meeting.

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

       C. Material contracts.

     Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

1. In February 2006, Genoil entered into a non-binding Memorandum of Understanding with Hebei Zhongjie Petro-Chemical Group to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU technology should such a project prove feasible and desirable. This memorandum of understanding requires the completion of an engineering and feasibility study to test the GHU technology's ability to process the heavy oil feed which is available at Nanpaihe Town, Huanghua City, Hebei, China, where the proposed upgrader is to be located.

2. In August 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a Hydroconversion Upgrader in Romania.

3. On August 30, 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration Company for the re-purchase of rights to royalties previously held by Murphy and payable by Genoil. Genoil acquired those rights with the issuance of 4,500,000 Common Shares.

4. On September 29, 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218 Common Shares, including also 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date.

5. In September 2006, Genoil and Hebei Zhongjie Petrochemical Group Company Ltd. signed a Letter of Intent to proceed with the design and installation of a 20,000 barrels per day GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China. As a next step Genoil is focused on the first stage of the project's engineering design and Hebei Zhongjie is to make arrangements for the shipment of the oil for testing at the Corporation's pilot facility in Two Hills, Alberta.

6. On October 10, 2006, Genoil completed another non-brokered private placement, through which it received $ 968,825.19 and issued convertible debentures carrying a 12% annual interest at a conversion price of $0.75 per share. The term of such debentures has been extended by two of the three holders to October 6, 2007. The term of the third debenture has expired and is repayable 30 days following demand from the holder. No such demand has yet been made.

7. In April 2007, Genoil entered into a definitive testing agreement with Hebei Zhongjie for testing of their heavy crude oil at Genoil's pilot plant and to determine the final catalyst selection, operating conditions and optimization of the GHU process required to move the project into the Front End Engineering and Design phase.

8. In May 2007, Genoil entered into a funding agreement with the Chairman and CEO of the Corporation, who received 600,000 common share purchase warrants in lieu of interest on a line of credit of $ 1,000,000 made available to the Company. Each warrant is exercisable for one common share of the Corporation at a price of $0.58 per share at any time within one year from its date of issue.

9. In July 2007, the company finalized a private placement receiving $ 2.8 million and issuing 5,130,382 common shares. Additionally, 0.25 common share purchase warrants are being issued for each common share, which are exercisable until three years following their issue date at a price of $ 1.06.

10. In October 2007, the maturity date of convertible notes with a face value of $760,785 and the expiry date of 253,595 attached warrants were again extended by six months, without changing any of the other conditions of the agreements. The first such extension happened in April 2007. In April 2008, the notes and warrants were again extended by six months, this time also lowering the conversion price to $0.49 and the exercise price to $0.64.

11. In October 2007, Genoil announced it signed a binding Memorandum of Understanding with Stone & Webster International, subsidiary of The Shaw Group, for marketing and technical assistance for further development of the GHU technology and future projects.

12. In November 2007, Genoil agreed to convert a long term convertible notes and warrants held by a major investor into 2,785,681 convertible preference shares. Each preferred share will be convertible into four common shares of Genoil at $1.76.

13. In November 2007, Genoil and Aquamation, Inc. signed a Joint Operating Agreement to jointly collaborate in industrial water treatment projects and process plants for the oil and gas, and petrochemical industries. Both companies started work on two gas metering projects in Nigeria.

D. Exchange controls.

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Taxation".

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

     For the year ended December 31, 2007 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

       (b) Management's annual report on internal control over financial reporting.

     Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consol financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), including a reconciliation to US Generally Accepted Accounting Principles (“US GAAP”).

       The Company's internal controls over financial reporting includes those policies and procedures that

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

     A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the financial statements will not be prevented or detected on a timely basis by the Company.

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

     Management conducted an evaluation of the effectiveness of internal controls over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2007 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2007 consolidatedfinancial statements.

     In future the company will engage an independent accounting firm to provide the required expertise on complex accounting matters.

(c) Attestation Report of registered public accounting firm.

     Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in internal controls over financial reporting.

     During the previous year the Company implemented a large number of small improvements to its internal control system, mainly implementing a top-down risk-based approach recently mandated by the SEC.

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

Item B     Code of Ethics

     Genoil has adopted a Code of Conduct that meets the requirements of the definition of a "Code of Ethics" as that term is defined in Item 16B(b) of Form 20-F. Genoil's Code of Conduct is applicable to all of its employees, including its principal executive officer and principal financial officer. The Corporation does not currently employ a principal accounting officer. Its Code of Conduct has been amended end of December 2008 and copy attached as Exhibit 11.1 to this 20-F Form.

Item C Audit Fees

     Since the third quarter of 2005, Genoil retained BDO Dunwoody LLP as the Corporation's auditors. The following table summarizes the aggregate fees for professional audit services and other services rendered by BDO Dunwoody LLP in the past two years.

       In Canadian dollars

	2007	2006

Audit Fees	$208,000	$174,000
Audit-Related Fees	-	-
Tax	-	12,000
All Other Fees	-	-

Total	$208,000	$186,000

       Audit Fees

     Audit fees include fees for professional services rendered in connection with the audit of Genoil's annual financial statements and audit on the effectiveness of the Company’s internal controls over financial reporting set forth in its Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.

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

Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers Not applicable.

PART III

Item 17. Financial Statements

       The Consolidated Financial Statements for years ended December 31, 2007 and 2006 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 23, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2007.

(b)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
4.1*	Sample Marketing Agreement
4.2	Funding Agreement with David K Lifschultz
11.1	Amended Code of Conduct as adopted on December 15, 2007
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley

Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

*	These exhibits were filed with Genoil's 2003 Form 20-F.

**	This exhibit was filed with Genoil's 2004 Form 20-F.

***	These exhibits were filed with Genoil's 2005 Form 20-F.

****	These exhibits were filed with Genoil’s 2006 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 18, 2008

GENOIL INC. By: /s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer

MAY.30'2007 00:39 #6411 P.002/004
MAY 29 2007 12:03 PM FR BENNETT JONES LLP03 298 3656 TO 11538308*3#90119 P.02

Exhibit 4.2

FUNDING AGREEMENT

THIS FUNDING AGREEMENT IS MADE AND ENTERED INTO AS OF THE ________ DAY OF MAY 2007,

BETWEEN:

GENOIL INC. (the "**Company**")

- and -

DAVID K. LIFSCHULTZ (the "**Investor**")

WHEREAS the Company has exhausted its available cash resources and requires interim financing in order for the Company to meet its obligations.

AND WHEREAS the Company expects to complete an equity financing in the short term and may repay the interim financing from the proceeds thereof.

NOW THEREFORE on the basis hereof, the Investor has agreed to make interim financing available on and subject to the terms and conditions listed below.

1. COMMITMENT AMOUNT

The Investor hereby agrees to lend to the Company, from time to time as and when requested by the Company, from the date hereof until such date that is not later than one year from the date hereof (the "**Outside Date**"), cash advances in an aggregate amount not to exceed $1,000,000 Cdn. in principal amount (the "**Advances**"). Any amounts repaid shall not be subject to being redrawn, shall reduce the aggregate commitment amount on a dollar for dollar basis and upon repayment of all Advances at any time, this facility shall immediately terminate.

2. REPAYMENT

The principal amount of all Advances paid to the Company may be repaid at any time, and in any event, shall be repaid to the Investor as soon as practicable. Notwithstanding anything else herein contained, the principal amount of all Advances paid to the Company shall be due and payable on the Outside Date and shall be repaid in full on or before such date.

3. NO INTEREST

Interest will not be charged on the principal amount of any Advances outstanding.

DMSLegal\038308\00027\2618200v2

MAY 29 2007 12:04 PM FR BENNETT JONES LLP80 298 3658 TO 11508008*0890118 P.03

- 2 -

4. **PLACEMENT FEE**

Subject to the receipt of all required regulatory approvals and as an inducement to the Investor agreeing to make the Advances available to the Company, the Investor shall be entitled to receive a placement fee to be satisfied through the issuance of 600,000 common share purchase warrants (the "**Warrants**") to the Investor having a term of 12 months (from their date of issue) and being exercisable in accordance with their terms at a price of $0.61 Cdn. per common share.

5. **GOVERNING LAW**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

6. **COUNTERPARTS**

Each party hereto covenants and agrees that it will at all times promptly execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances, and do all such other acts and things as the other party, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

7. **FURTHER ASSURANCES**

This agreement may be executed in counterparts and by facsimile or other electronic means, each of which counterparts shall constitute an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date and year first above written.

GENOIL INC.

Per: ______________________

____
Witness

____
David K. Lifschultz

DMSLegal[illegible]v2

MAY.30.2007 01:33 #6613 P.002/002

JUN-04-2007 14:58 From:GENOIL INC 14032980592 To:00442073707538 P.3/3

04/06/2007 23:12 00442073707538 24HR ZAFASH PHARMACY PAGE 03

Code of Business Conduct

GENOIL INC. CODE OF BUSINESS CONDUCT

1.	Policies:

	(a)	General:

		(i)	The activities of Genoil Inc. (the "Corporation") involve and affect a multitude of parties. The Corporation's operations require the cooperation and continued goodwill of business partners, shareholders, governments and other agencies. It is essential that the Corporation's contacts and dealings in carrying out these activities are, and are perceived to be, honest, fair and courteous with due regard to the protection of the other interests involved. These policies outline the Corporation’s expectations as to how employees, consultants, officers and directors are to conduct business;

		(ii)	The Corporation is committed to conducting its affairs in accordance with the applicable laws of all jurisdictions in which it does business. All employees, consultants, officers and directors must comply with the laws, rules and regulations of the jurisdictions in which the Corporation operates and must comply with the requirements of applicable securities regulatory authorities and stock exchanges;

		(iii)	The Corporation expects its employees, consultants, officers and directors to avoid unethical behaviour in its business dealings, whether actual or perceived, even in situations where no law has been violated;

		(iv)	Each employee, consultant, officer and director must undertake to limit, to the extent reasonably practicable, any conflict between his or her personal interest and the interests of the Corporation;

		(v)	Each employee, consultant, officer and director must comply with the Corporation’s accounting regulations, policies, procedures and related controls. All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded and fully disclosed in the Corporation’s accounting records;

		(vi)	Employees and officers responsible for financial and other disclosures must ensure that the Corporation makes full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with or submitted to regulatory bodies and in other public communications;

		(vii)	Effectiveness in occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the petroleum technology development business. The Corporation strives to achieve continuous improvement in these areas and is guided by the principles of creating a safe working environment, working to minimize the environmental impacts of its activities, and working cooperatively and transparently with local communities with respect to the Corporation’s health, safety and environmental activities. As well, the Corporation is committed to regular review and reporting of environmental and safety performance and prompt and effective response to environmental and safety risks concerns; and

(viii)	Any communications with securityholders and potential investors are to be made by the Chief Executive Officer or their designate. Any securityholder or potential investor question or concern should be directed to the Chief Executive Officer or their designate.

     No employee, full time consultant, officer or director shall engage in any activity which could give rise to, or could be perceived to give rise to, a conflict between the interests of the employee, consultant, officer or director and the interests of the Corporation unless previously approved by the Corporation's board of directors (the "Board of Directors"). All employees, officers, consultants and directors must adhere to any policies adopted in this regard.

     If any employee, full time consultant or officer believes that he/she may have a personal interest which could be construed or perceived by others to be in conflict with their position as an employee, consultant or officer, he/she shall disclose such interest to the Chief Executive Officer for direction. If a director believes that he/she may have a personal interest which could be construed or perceived by others to be in conflict with their position as a director, he/she shall disclose such interest to the Board of Directors for direction.

(c) Corporate Opportunities:

     All employees, officers and directors are prohibited from taking opportunities discovered through the use of the Corporation's property, information or position, using the Corporation's property, information or position for personal gain, and competing with the Corporation.

       (d) Use and Disclosure of Confidential Information:

     No employee, consultant, officer or director shall disclose Confidential Information obtained in the conduct of the Corporation’s business to anyone other than authorized employees of the Corporation or regulatory authorities entitled to such information. "Confidential Information" includes all non-public information that might be of use to competitors, or harmful to the Corporation or its customers, if disclosed.

     Further, no Confidential Information concerning the Corporation’s plans or operations which have not been released to the general public shall be used by an employee, consultant, officer or director for his or her own benefit or disclosed to others.

     It is a serious breach of the Corporation's policy, and securities laws generally, for anyone to trade in the common shares or other securities of the Corporation when in possession of information obtained by the employee ("Inside Information"), which has not been publicly disclosed and, if generally known, might reasonably be expected to materially affect the value of such shares or other securities. This prohibition on the trading in the Corporation's securities when in possession of Inside Information also includes any granting, pricing or exercise of stock options prior to such information being generally disclosed.

     Since Inside Information may also have a material effect on the market price of securities of companies with which the Corporation is dealing, anyone possessing such information must not trade in the securities of those companies until the information has been effectively disclosed to the public, and the public has had sufficient time to evaluate it.

(e) Political Contributions:

     No funds or assets of the Corporation shall be contributed to any political party or organization or to any individual who holds, or is a candidate for, public office. This policy is not intended to discourage or to prevent any employee from engaging in political activities in an individual capacity on personal time and at personal expense.

(f) Gifts and Other Payments:

     No person may give to outside companies or individuals, or accept from them, any material gift or extravagant entertainment or any similar benefit. A material gift is one of such value that it would appear to an objective observer to constitute a personal enrichment for the recipient or that it could be a factor in influencing that person’s behaviour.

(g) Software:

     Purchased software packages usually have copyright or other rights protection. No employee should copy or use copied software which would constitute an infringement of the vendor’s rights. It is also unacceptable to introduce unauthorized software into the Corporation's systems. The Corporation will purchase all software for employees’ usage in performing tasks required by the Corporation. Should there be any doubt as to possible software copyright infringement; the employee shall contact the Chief Executive Officer for direction.

(h)	Proprietary Data Including Inventions:

	(i)	The employment relationship between the Corporation and each employee, and the continuing viability of the Corporation, require a conscientious effort by every employee to improve productivity, modify processes and procedures, and to develop new systems, devices, methods, trademarks, concepts, etc. Having provided the employee with that objective, together with the appropriate financing, staff, consulting advice, material, Confidential Information, etc., the Corporation is the beneficial owner of the results of all such efforts arising from and relating to the Corporation’s business. Accordingly, Proprietary Information which an employee obtains, prepares or develops, either alone or in conjunction with others, while in the employment of the Corporation and relating to the Corporation’s core business or operations, is the exclusive property of the Corporation;

	(ii)	"Proprietary Information" includes reports, analyses, intellectual property (including patentable ideas, trademarks, copyright material, and industrial designs), charts, drawings, computer software (including enhancements of existing software), electronic mail and other documents and Confidential Information prepared by the Corporation's personnel or for the Corporation relating to the Corporation’s business. Proprietary Information does not include any information in the public domain or information in the possession of the employee prior to his/her employment with the Corporation; and

	(iii)	Additionally in the event of termination for any reason, the terminated individual may be required to immediately deliver all of the above information to the Corporation.

(i)	Trading in Securities by Employees, Consultants, Officers and Directors:

	(i)	The purpose of this policy is to be compliant with securities laws governing trading in securities of the Corporation, while in possession of material non-public information regarding the Corporation and tipping or disclosing material non-public information to outsiders and avoidance of embarrassment by preventing the appearance of improper trading or tipping;

	(ii)	This policy covers all employees, full time consultants, officers and directors of the Corporation. This policy applies not only to the securities of the Corporation which an employee, full time consultant, officer or director owns, but also to those over which control or direction is exercised by such employee, full time consultant, officer or director;

	(iii)	This policy applies to any transactions in any securities of the Corporation including pricing and granting of stock options;

	(iv)	Insiders are defined as officers and directors of the Corporation for purposes of this policy. Insiders should contact the Chief Executive Officer when considering a transaction in securities of the Corporation to be satisfied that there is no material non-public information which has not been widely disseminated. The responsibility for compliance with insider reporting obligations to the securities administrators rests with the insiders;

	(v)	Information will be considered non-public until the close of trading on the first full trading day following public release of such information;

	(vi)	No insider, employee or full time consultant may trade in securities of the Corporation while in possession of material non-public information;

	(vii)	No insider, employee or consultant may trade in securities of the Corporation outside of trading windows described below or during any designated special trading blackout period;

	(viii)	No insider, employee or consultant may disclose material non-public information concerning the Corporation to any outside person (including family members) unless necessary in the course of business. In any instance where such information is disclosed to an outsider, the outsider should be advised that they must not disclose the information to anyone else and they may not trade in securities of the Corporation until the information has generally been disclosed;

(ix) Insiders may trade in securities of the Corporation only during the period beginning after the close of business on the day that is one day following public release of quarterly or year end financial results. No insider may trade in securities of the Corporation during the 10 calendar days prior to a regularly scheduled Board or Audit Committee meeting to approve financial statements or results;

(x) Employees and consultants should not trade in securities of the Corporation on the day that a press release is issued by the Corporation; and

(xi) The foregoing trading restrictions are in addition to the prohibition against trading while in possession of inside information set forth above in "Use and Disclosure of Confidential Information".

2. Compliance:

The Corporation is responsible for the distribution and proof of distribution of a copy of these policies to every existing and new employee in their respective department and to establish such further procedures as deemed appropriate to monitor compliance.

Each new employee shall be provided a copy, and will be required to acknowledge receiving a copy of the “Code of Business Conduct”.

A violation of these policies could result in disciplinary action and/or could in dismissal for cause.

If questions arise with regard to the interpretation or application of this policy, the employee should consult the employee’s supervisor, department head, or senior management.

The Corporation requires that you promptly report any observed breaches of these policies to any member of the management team or directly to the Chief Executive Officer. In addition, any employee who has a complaint regarding questionable accounting practices may make a submission to the Audit Committee of the Company. Confidentiality and anonymity will be provided for any employees making a complaint in this manner.

The Board of Directors must approve any waiver of any of the provisions of these policies for a director or an officer. Material departures from these policies by a director or an officer will have to be disclosed to shareholders through a material change report filed on SEDAR.

Exhibit 12.1 CERTIFICATION

I, David K. Lifschultz, certify that:

1.	I have reviewed this annual report on Form 20-F of Genoil Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 18, 2008

/s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer

Exhibit 12.2 CERTIFICATION

I, Hendrik Lombard, certify that:

1.	I have reviewed this annual report on Form 20-F of Genoil Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 18, 2008

/s/ Hendrik Lombard Hendrik Lombard Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David K. Lifschultz, Chairman and Chief Executive Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: April 18, 2008 By: /s/ David K. Lifschultz David K. Lifschultz, Chairman and Chief Executive Officer Genoil Inc.

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hendrik Lombard, Chief Financial Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: April 18, 2008 By: /s/ Hendrik Lombard Hendrik Lombard, Chief Financial Officer Genoil Inc.

GENOIL INC. Index to Consolidated Financial Statements Year Ended December 31, 2007

Page
INDEPENDENT AUDITORS' REPORTS	1
FINANCIAL STATEMENTS
Consolidated Balance Sheets	5
Consolidated Statements of Loss and Deficit	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8 - 33

INDEPENDENT AUDITORS' REPORT

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421

Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www. bdo.ca

To the Shareholders of Genoil Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Genoil Inc. as of December 31, 2007 and an audit of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Genoil Inc. as at December 31, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Genoil Inc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genoil Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting:

1.	The Company’s accounting staff do not have sufficient technical accounting knowledge, expertise and training as it relates to accounting for income taxes and complex financial instruments in accordance with Canadian generally accepted accounting principles and the reconciliation between United States and Canadian generally accepted accounting principles with respect to the accounting for complex financial instruments.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants Vancouver, Canada April 18, 2008

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www. bdo.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES

REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in notes 3 and 24, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated April 18, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants Vancouver, Canada April 18, 2008

		GENOIL INC.

	Consolidated Balance Sheets
	December 31, 2007 and 2006
	(Expressed in Canadian Dollars)

	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$ 151,686	$ 1,434,671
Receivables	83,886	8,334
Prepaid expenses and deposits	194,601	89,279

	430,173	1,532,284
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,484,101	2,193,738
INTANGIBLE ASSETS (Note 5)	2,325,383	2,755,553

	$ 5,239,657	$ 6,481,575

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$ 1,399,067	$ 654,187
Due to related parties (Note 6)	98,527	-
Convertible Notes - current portion (Note 7)	1,120,823	970,735

	2,618,417	1,624,922
CONVERTIBLE NOTES (Note 7)	138,611	2,157,505

	2,757,028	3,782,427

SHAREHOLDERS' EQUITY
Share capital (Note 8)	45,676,239	34,809,229
Contributed surplus (Note 9)	11,928,443	11,669,412
Accumulated deficit	(55,122,053)	(43,779,493)

	2,482,629	2,699,148

	$ 5,239,657	$ 6,481,575

COMMITMENTS (Note 16)
CONTINGENCIES (Note 17)
SUBSEQUENT EVENTS (Note 20)
GOING CONCERN (Note 1)

APPROVED BY THE BOARD
/signed/ D.K. Lifschultz__D.K. Lifschultz Director
/signed/ J. Fatony _____ J Fatony Director

See notes to consolidated financial statements

			GENOIL INC.
	Consolidated Statements of Loss and Deficit
	Years Ended December 31, 2007, 2006 and 2005
		(Expressed in Canadian Dollars)

	2007	2006	2005

REVENUES	$ 83,456	$ -	$ -

EXPENSES
Administrative expenses	4,794,687	4,493,679	4,231,735
Stock-based compensation (Note 14)	4,669,555	3,554,776	1,960,141
Amortization	574,812	580,899	629,506
Accretion of convertible notes (Note 7)	327,475	487,398	463,558
Development expenses	468,366	335,322	1,408,054
Interest	273,113	125,613	58,383

LOSS FROM OPERATIONS	(11,108,008)	(9,577,687)	(8,751,377)

INTEREST INCOME	24,877	23,393	19,484

LOSS BEFORE OTHER EXPENSES	(10,999,675)	(9,554,294)	(8,731,893)
OTHER EXPENSES (Note 15)	(342,885)	(4,351,753)	(2,191,428)

NET LOSS	(11,342,560)	(13,906,047)	(10,923,321)
DEFICIT - BEGINNING OF YEAR	(43,779,493)	(29,873,446)	(18,950,125)

DEFICIT - END OF YEAR	$ (55,122,053)	$ (43,779,493)	$ (29,873,446)

Loss per share - Basic and Diluted	$ (0.05)	$ (0.07)	$ (0.06)
Weighted avg. number common shares	228,067,695	211,830,875	191,558,255

See notes to consolidated financial statements

			GENOIL INC.
		Consolidated Statements of Cash Flows
	Years Ended December 31, 2007, 2006 and 2005
		(Expressed in Canadian Dollars)

	2007	2006	2005

OPERATING ACTIVITIES
Net loss	$ (11,342,560)	$ (13,906,047)	$ (10,923,321)
Items not affecting cash:
Amortization	574,812	580,899	629,506
Accrued interest	252,819	96,024	8,952
Accretion of convertible notes	327,475	487,398	463,558
Stock-based compensation	4,669,555	3,554,776	1,960,141
Other expenses	342,885	4,351,753	2,191,428

	(5,175,014)	(4,835,197)	(5,669,736)

Changes in non-cash working capital:
Receivables	(51,501)	91,049	(41,731)
Accounts payable and accrued liabilities	691,730	(765,668)	495,457
Prepaid expenses and deposits	(105,322)	(89,279)	-

	534,907	(763,898)	453,726

Cash flow used by operating activities	(4,640,107)	(5,599,095)	(5,216,010)

INVESTING ACTIVITIES
Purchase of office equipment	(39,107)	(51,054)	(58,161)
Purchase of pilot plant equipment	(168,296)	-	(1,356,539)

Cash flow used by investing activities	(207,403)	(51,054)	(1,414,700)

FINANCING ACTIVITIES
Advances from (to) related parties	98,527	(118,383)	(1,065,548)
Proceeds from debt financing	-	968,825	1,500,000
Repayment of debt	-	-	(3,033,943)
Issuance of common shares	3,465,998	5,778,746	4,047,613

Cash flow from financing activities	3,564,525	6,629,188	1,448,122

INCREASE (DECREASE) IN CASH FLOW	(1,282,985)	979,039	(5,182,588)
Cash and equivalents - beginning of year	1,434,671	455,632	5,638,220

CASH AND EQUIVALENTS - END OF YEAR	$ 151,686	$ 1,434,671	$ 455,632

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$ 20,294	$ 7,168	$ -

Income taxes paid	$ -	$ -	$ -

Non-cash items not included in the statements of cash flows are detailed in note 18

See notes to consolidated financial statements

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The
Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialisation of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at December 31, 2007, the Company has incurred a loss of $11,342,560 (2006 - $13,906,047;
2005 - $10,923,321) for the year and has accumulated losses of $55,122,053 (2006 - $43,779,493)
since inception.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercialising its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. The Company is implementing a plan to address these uncertainties to enable it to continue as a going concern through 2009 and beyond. This plan includes new debt and equity financings sufficient to sustain operations. In this regard the Company has secured a $1 million line of credit (note 6). While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year the Company received net debt and equity financing of $3,564,525.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from those in the United States. These differences are described in note 23.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Significant estimates and assumptions include the ability to continue as a going concern, stock-based compensation, amortization and valuation of property, plant and equipment, patents and technology rights and assumptions and estimates used in the fair values of multiple element arrangements. Actual results could differ from these estimates.

Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with maturities, at inception, of less than three months and that are not subject to any risk of change in value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred.
Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods and annual rates:

Office equipment	20%	straight-line method
Upgrader	10%	declining-balance method

Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining-balance basis. Pending patent costs are not amortized until patents are registered.

Technology rights are recorded at cost. Amortization is provided over ten years on a declining-
balance basis.

Impairment of long-term assets

The Company assesses the impairment of long-lived assets, which consist of upgraders, patents and technology rights and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value.

Revenue recognition

The Company’s revenue is derived from provision of engineering and consulting services. Revenue is recognized as these services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and the fees are not subject to forfeiture or other concessions.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the year end exchange rate. Non-monetary assets have been translated at the rate of exchange prevailing at the date of transaction. Revenues and expenses have been translated at the average rates of exchange during the year, except for amortization, which has been translated at the historical rate. Foreign exchange gains and losses are recognized in earnings.

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

Stock-based compensation

The Company has a stock option plan as described in note 10. The fair value method is used to determine the expense for options granted. Under this method, compensation cost is measured at the date of grant using the Black-Scholes model with assumptions described in note 14. The cost is expensed over the vesting period with a corresponding credit to Contributed Surplus. Consideration received on exercise of options plus the amount previously recognized as expense is credited to share capital.

Future income taxes

The asset and liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future tax assets are recorded if realization is considered more likely than not. A valuation allowance is recorded for the amount not expected to be realized.

Loss per share

Basic loss per share amounts are calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. For the year ended December 31, 2007, potentially dilutive common shares
(relating to convertible notes, options and warrants outstanding) totaling 59,248,690 (2006 -
45,661,580; 2005 - 49,337,242) were not included in the computation of loss per share because the effect was anti-dilutive.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Convertible instruments

The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Warrants are recorded at fair value using the Black-Scholes model and classified as a component of shareholder's equity.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered
Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income;
(b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook
Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865,
Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated
any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530:
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income.
Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

The adoption of this new standard had no effect on the consolidated financial statements of the
Company. A statement of comprehensive income has not been included as the Company does not have items to recognize as other comprehensive income.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(b) Financial Instruments – Recognition and Measurement, Section 3855:
This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities.
Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

As a result of adopting this standard the Company has the following classifications, all of which have been recorded on the balance sheet at fair value:

Held for trading - Cash and Cash equivalents

Loans and Receivables - Receivables

Other Liabilities - Accounts payable & Accrued Liabilties, Due to Related Parties, Convertible notes

Subsequent to initial adoption, the last two categories will be measured at amortized cost using the effective interest rate method.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c) Financial Instruments – Disclosure and Presentation, Section 3861:
This standard sets out standards which address the presentation of financial instruments and non-
financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading;
and provides several new requirements for disclosure about fair value.

(d) Accounting policy choice for transaction costs:
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting
Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-
for-trading, but permits a different policy choice for financial instruments that are not similar. The
Company has adopted EIC-166 effective January 1, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial
Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that this has had no impact on the consolidated financial statements of the
Company.

(e) Hedging, Section 3865:
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(f) Accounting Changes, Section 1506:
Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA
Handbook standards discussed in this note.

(g) International Financial Reporting Standards:
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards
("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the
Company’s consolidated financial statements has yet to be determined.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(h) Future accounting changes:
Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535,
Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook
Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on October 1,
2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments —
Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

4.	PROPERTY, PLANT AND EQUIPMENT
		2007		2006

		Cost	Accumulated	Cost	Accumulated
			amortization		amortization

	Office equipment	$ 242,989	$ (147,331)	$ 203,882	$ (98,733)
	Upgrader	4,232,730	(1,844,287)	3,733,540	(1,644,951)

		$ 4,475,719	$ (1,991,618)	$ 3,937,422	$ (1,743,684)

	Net book value		$ 2,484,101		$ 2,193,738

During the year management determined that the carrying value of certain assets were less than their future undiscounted net cash flows expected to be generated from these assets. As a result the Company recorded $81,557 (2006 - $nil, 2005 - $2,198,248) in impairment provisions against these assets.

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

5.	INTANGIBLE ASSETS

		2007		2006

			Accumulated		Accumulated
		Cost	amortization	Cost	amortization

	Technology rights	$ 3,833,437	$ (1,938,051)	$ 4,075,137	$ (1,797,359)
	Patents	856,649	(426,652)	856,649	(378,874)

		$ 4,690,086	$ (2,364,703)	$ 4,931,786	$ (2,176,233)

	Net book value		$ 2,325,383		$ 2,755,553

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation.
These patents expire between 2019 to 2021.

The Company has the worldwide rights, except for Europe, for certain separation technologies. The term of these rights ranges from 5 to 10 years, depending on country.

Recovery of the patents and technology rights costs remain uncertain. It depends on the commercial application thereof and ultimately attaining profitable operations

During 2007 and 2006, management determined that the carrying value of certain technology rights were less than their future undiscounted net cash flows expected to be generated. As a result the
Company recorded $171,794 (2006 - $121,753, 2005 - $nil) in impairment provisions against these rights.

6.	RELATED PARTY TRANSACTIONS
		2007	2006

	Due to related parties	$ 98,527	$ -

This amount is due to a director and is non-interest bearing, unsecured and repayable on demand.

The above transaction is in the normal course of operations and was measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. The fair value of the loan, being the present value of the future principal repayment using a discount factor of
16%, was found to approximate the exchange amount. This loan has been repaid subsequent to year end.

During the year, the Company granted 600,000 warrants at an exercise price of $0.61 per share and an expiry date of 12 months from the date of grant, to a director in order to secure a $1,000,000 personal line of credit by him. This transaction was not in the normal course of operations and was measured at the exchange amount being the fair value of the warrants at the date of grant. The warrants were measured at their fair value using the Black Scholes option pricing model using the following assumptions: volatility of 76%; risk free rate of 4.6%; expected life 1 year; and a zero dividend yield. The fair value of the warrants, in the amount of $103,110, has been recognised in the consolidated statement of loss as interest expense with a corresponding entry to contributed surplus.

The line of credit is unsecured, has a term of one year and bears no interest. As at December 31,
2007 no amount has been drawn on the line of credit.

						GENOIL INC.
			Notes to Consolidated Financial Statements
		Years Ended December 31, 2007, 2006 and 2005
				(Expressed in Canadian Dollars)

7.	CONVERTIBLE NOTES

		Series A	Series B	Series C	Series D	Total

	Gros s amount received	$ 5,638,220	$ 750,000	$ 750,000	$ 968,825	$ 8,107,045
	Value of warrants and c onvers ion option	(3,822,864)	(25,819)	(26,738)	(51,036)	(3,926,457)

	Fair value of repayment obligation	$ 1,815,356	$ 724,181	$ 723,262	$ 917,789	$ 4,180,588

	2006
	Beginning balance	$ 2,033,199	$ 735,135	$ 723,262	$ -	$ 3,491,596
	New issuances	-	-	-	917,789	917,789
	Accretion	420,622	14,865	26,738	25,173	487,398
	Interest accrued	-	-	-	27,773	27,773
	Conversions	(296,316)	(750,000)	(750,000)	-	(1,796,316)

		$ 2,157,505	$ -	$ -	$ 970,735	$ 3,128,240

	2007
	Accretion	301,611			25,862	327,473
	Interest accrued	-	-	-	124,226	124,226
	Conversion to common shares	(132,679)				(132,679)
	Conversion to preferred shares	(2,187,826)			-	(2,187,826)

		$ 138,611	$ -	$ -	$ 1,120,823	$ 1,259,434

						(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7. CONVERTIBLE NOTES (continued)

Series A
On December 23, 2004, the Company issued a $5,638,220 non-interest bearing convertible note.
This convertible note is due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-
pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-
free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.
During the year ended December 31, 2007, the Company recorded accretion expense of $301,611
(2006 - $420,622, 2005 - $217,843).

During 2006, notes with a face value of $296,316 were converted into common shares of the company at a price of $0.44 per share and 673,445 shares were issued.

A director and officer of the Company and an entity associated with the officer and director subscribed for $306,425 of the convertible notes issued effective December 23, 2004 and was assigned 174,106 share purchase warrants.

During 2007, notes with a face value of $132,679 were converted into common shares of the company at a price of $0.44 per share and 301,543 shares were issued.

On November 15, 2007, at the request of a large note holder, notes with a face value of $4,902,800
(and related discounts of $2,714,970) were converted into 2,785,681 Class "A" preferred shares of the Company. The preferred shares are convertible into 11,142,724 common shares - being the same number of common shares the convertible notes would have been convertible into. Per EIC -
96, "Acccounting for the early extinguishment of convertible securities through (1) early redemtion or repurchase and (2) induced early conversion", the preferred shares were valued using the market price ($0.61) of the common shares on date of conversion. This consideration transferred (i.e. the value of the preferrred shares) to settle the Series A convertible notes was allocated to the carrying value of the debt and conversion option element on the same basis as was used to allocate the original debt proceeds. The fair value of the debt portion was calculated by discounting it face value at 16%, the estimated market rate for the Company. This resulted in a loss of $176,450 on the debt element being recorded (note 15), while contributed surplus was reduced by $4,432,786, being the consideration allocated to the conversion option. Had we used a market rate of 18%, a gain of
$94,312 would have been recorded.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7. CONVERTIBLE NOTES (continued)

Series B
On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on April 6, 2006 and had an interest rate of 12% per annum. At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus. During the year ended December 31, 2006, the Company recorded accretion expense of $14,865 (2005 -
$10,954).

During 2006, the holder converted the entire principal of $750,000 and interest of $26,250 on the note into common shares of the company at a price of $0.44 per share and received 1,764,204 shares.

Series C
On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on June 24, 2006 and had an interest rate of 12% per annum. The note holder also received 426,000 warrants entitling him to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006.
At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-
pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulting in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and were accreted over the term of the debt. During the year ended December 31, 2006, the Company recorded accretion expense of $26,738 (2005 - $NIL) to its fair value.

During 2006, the holder converted the entire principal of $750,000 and interest of $42,000 on the note into common shares of the Company at a price of $0.44 per share and received 1,800,000 shares.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

7. CONVERTIBLE NOTES (continued)

Series D
On October 6, 2006, the Company issued a $968,825 convertible note to entities controlled by a director and officer of the Company in settlement of debt owed them. This convertible note is due on
April 6, 2007 and has an interest rate of 12% per annum. The note holder also received 322,941 warrants entitling the holder to purchase the same number of shares at a price of $0.98 per share at any time prior to April 6, 2007. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.75 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds
$1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 24%, was estimated to be $917,789 on the date the agreement was signed. The residual amount, being $51,036, was allocated to the fair value of the warrants and no value was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option-
pricing model with the following assumptions: zero dividend yield; expected volatility of 86%; risk-free rate of 4.37%; and expected life of 0.5 years. During the year ended December 31, 2007, the
Company recorded accretion expense of $25,862 (2006 - $25,173).

On April 6, 2007, the maturity date of convertible notes with a face value of $760,785 and the expiry date of 253,595 attached warrants were extended by six months to October 6, 2007. On that date, the notes and attached warrants were again extended by six months. All other terms and conditions attached to the notes remained unchanged. The convertible notes are now due on April 6, 2008.

Per EIC-88, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” the extension of the notes at April 6 and October 6 was considered a modification of the debt. The fair value of the repayment obligation, being the present value of the future principal and interest payments at each modification date using a discount factor of 16% was estimated to approximate the face value of the notes at each date. No amount was allocated to the conversion option.

The extension of the attached warrants at April 6 and October 6 was considered pursuant to the requirements of S3870.55 of handbook. The aggregate incremental value of the warrants at both extension dates, in the amount of $25,484, was expensed as additional interest expense. The fair value of the warrants at each modification date was estimated using the Black-Sholes option pricing model with the following assumptions: zero dividend yield; expected life of 0.5 years; expected volatility of 76% and 76% respectively; and risk free rate of 4.19% and 4.35% respectively.

The balance of the notes, with a face value of $208,040 and accrued interest of $32,640, is now callable. The attached 69,346 warrants have expired. The Company has entered into a one year line of credit that would provide the required capital, should this portion of the debt be called. (note 6)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL

Authorized:

An unlimited number of common shares without par value.

10,000,000 Class A Preferred shares, issuable in series.

Issued and outstanding common shares:

	Number	Amount

2005
Balance, beginning of year	178,880,056	15,576,995
Shares for debt	1,266,873	471,414
Stock options exercised	3,816,731	491,725
Warrants exercised	12,087,567	5,125,272

Balance, end of year	196,051,227	$ 21,665,406

2006
Private placement (1)	4,863,218	3,425,270
Shares for debt	456,807	269,858
Stock options exercised	10,314,101	2,899,991
Warrants exercised	2,631,602	598,904
Conversion of notes (Note 7)	4,237,649	1,864,566
Repurchase of royalty agreement (Note 15)	4,500,000	4,230,000
Share issue expenses		(144,766)

Balance, end of year	223,054,604	$ 34,809,229

2007
Private placement (2)	5,130,382	2,399,621
Shares for debt	768,565	364,939
Stock options exercised (note 10)	3,657,663	1,400,699
Conversion of notes (Note 7)	301,543	132,679
Share issue expenses		(227,990)

Balance, end of year	232,912,757	$ 38,879,177

Issued and outstanding Class "A' Preferred shares:
	Number	Amount
2007
Balance, beginning of year	-	$ -
Issued on conversion of convertible notes (3)	2,785,681	6,797,062

Balance, end of year	2,785,681	$ 6,797,062

TOTAL SHARE CAPITAL		$ 45,676,239

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

8. SHARE CAPITAL (continued)

1. In September 2006, the Company issued 4,863,218 units at US$0.73 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant.
Each full warrant entitles the holder to purchase one common share at US$1.10 for a period of two years. C$3,425,270 of the proceeds was allocated to share capital and C$522,497 to warrants. The value attributed to the warrants were calculated using the Black-Scholes model with volatility; 106%, risk free rate 3.95% and dividend yield nil over their expected life of 2 years.

The Company issued 236,311 warrants with an exercise price of $0.82 as a finders fee in connection with this private placement. The $113,085 value attributed to the warrants was calculated using the Black-Scholes model with volatility; 106%, risk free rate 3.95% and dividend yield nil over an expected life of 2 years.

2. In June 2007, the Company issued 5,130,382 units at US$0.52 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$0.78 for a period of three years. C$2,399,621 of the proceeds was allocated to share capital and C$440,110 to warrants.
The value attributed to the warrants were calculated using the Black-Scholes model with volatility; 93%, risk free rate 3.93% and dividend yield nil over their expected life of 3 years.

The Company issued 234,692 warrants with an exercise price of $0.52 as a finders fee in connection with this private placement. The $76,157 value attributed to the warrants was calculated using the Black-Scholes model with volatility; 95%, risk free rate 4.71% and dividend yield nil over an expected life of 2 years.

3. During the year the Company issued Class "A" Preferred shares in connection with the conversion of long term notes (note 7). The preferred shares can be converted into common shares at a ratio of four common shares for each preferred share. This can be done at the option of the holder of the preferred shares or, after five years, at the option of the Company.
The preferred shares carry no voting power and can be redeemed by the Company at $1.76 per share at any time. In the event of liquidation, dissolution or winding up of the Company, the preferred shares shall have preference to receive up to $1.76 per share, before any distribution to any other share holders of the Company.

4. During the year stock options were exercised raising gross proceeds of $778,099. As a result
$622,600, representing the fair value of these options, was reclassified from contributed surplus to share capital.

9.	CONTRIBUTED SURPLUS

		2007	2006

	Balance, beginning of year	$ 11,669,412	$ 9,075,415
	Options granted	4,669,556	3,554,776
	Options exercised (note 8)	(622,600)	(1,437,820)
	Warrants granted	644,861	686,795
	Warrants exercised	-	(209,754)
	Notes converted to preferred shares (note 7)	(4,432,786)	-

	Balance, end of year	$ 11,928,443	$ 11,669,412

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

10. STOCK OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 44,961,229. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

Details of the stock options are as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exerc ise
		Price		Price		Price
	Number	2007	Number	2006	Number	2005

Balance, beginning of year	27,213,502	$ 0.45	27,180,103	$ 0.19	24,312,738	$ 0.15
Granted	16,478,750	0.51	11,564,166	0.78	8,250,000	0.30
Cancelled	(943,339)	0.35	(1,216,666)	0.33	(1,565,904)	0.20
Exerc ised	(3,657,663)	0.21	(10,314,101)	0.14	(3,816,731)	0.13

Balance, end of year	39,091,250	$ 0.49	27,213,502	$ 0.45	27,180,103	$ 0.19

Exerc isable, end of year	27,553,749	$ 0.46	21,342,250	$ 0.35	23,680,103	$ 0.18

The following is a summary of options outstanding and exercisable (vested) as at December 31, 2007:

		Outstanding			Vested

			WA		Remaining	WA
		Remaining Outstanding			Vested	Vested
	Outstanding Contractual		Exercise	Vested	Contractual Exercise
Range	Options	Life	Price	Options	Life	Price

$0.00 to $0.39	13,050,000	1.42	$0.23	12,516,666	1.37	$0.22
$0.40 to $0.79	21,773,750	3.35	$0.51	11,721,250	3.06	$0.49
$0.80 to $1.19	337,500	2.42	$1.12	337,500	2.42	$1.12
$1.20 to $1.59	3,550,000	2.30	$1.21	2,883,333	2.28	$1.21
$1.60 to $2.00	380,000	3.34	$1.65	95,000	3.34	$1.65

	39,091,250	2.60	$0.49	27,553,749	2.20	$0.46

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

11. WARRANTS A summary of the changes in share purchase warrants outstanding and exercisable at the end of the year is as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Pric e
	Number	2007	Number	2006	Number	2005

Balance, beginning of year	4,978,588	$ 0. 95	6,359,912	$ 0.55	18,134,716	$ 0.32
Granted	2,117,286	0. 70	1,775,054	1.14	426,000	0.85
Exerc ised		-	(2,631,602)	0.15	(12,087,567)	0.29
Expired	(69,346)	0. 98	(524,776)	0.72	(113,237)	0.20

Balance, end of year	7,026,528	$ 0. 85	4,978,588	$ 0.95	6,359,912	$ 0.55

The following is a summary of warrants as at December 31, 2007:

		Outstanding

		Remaining
	Outstanding	Contractual	WA Outstanding
Range	Warrants	Life	Exercise Price

$0.40 to $0.79	2,353,597	1.70	$0.71
$0.80 to $1.19	4,672,931	1.56	$0.92

	7,026,528	1.61	$0.85

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

12. INCOME TAXES The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2007	2006

Net operating and capital losses	$ 7,958,800	$ 10,446,400
Long term assets	441,000	320,300
Deferred exploration costs	318,200	434,300
Undeducted financing costs	48,600	51,600
Valuation allowance	(8,766,600)	(11,252,600)

Future tax assets	$ -	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $1,308,300 (2006 - $140,000), representing the tax effect of losses which expired during the year.

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 32.12% (2006 - 34.12%; 2005 - 34.12%) to the income for the year and is reconciled as follows:

	2007	2006	2005

Benefit at Canadian statutory rate	$ (3,643,200)	$ (4,744,700)	$ (3,727,000)
Permanent differences	1,703,000	1,379,200	824,100
Effect of a reduction in Statutory rate	3,156,300	-	-
Increase/(decrease) in valuation allowance	(1,216,100)	3,365,500	2,902,900

Future tax recovery	$ -	$ -	$ -

The Company's future tax assets include approximately $194,400 (2006 - $151,300) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.
If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the
Statement of Operations. The valuation allowance as at December 31, 2007 was increased by
$48,800 (2006 - $10,200, 2005 - $nil), representing the effect of the unamortized share issuance costs incurred in the period.

The Company has approximately $1,272,900 (2006 and 2005 - $1,272,900) of undeducted exploration and development costs which are available for deduction against future income for
Canadian tax purposes.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

13. NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has incurred estimated losses of $31,835,000 for tax purposes which are available reduce future taxable income and which expire in various amounts from 2008 to 2026. Such benefits will be recorded as an adjustment to the tax provision in the year realized.

14. STOCK-BASED COMPENSATION

The fair value of each stock option granted (note 10) was estimated on the date of grant using the
Black-Scholes option-pricing model with the following range of assumptions:

	2007	2006	2005

Volatility	89% - 99%	94% - 110%	155%
Expected life (years)	3 - 3.75	2 - 5	5
Risk-free rate	3.9% - 4.7%	3.8% - 4.2%	3.5%
Dividend yield	0%	0%	0%

The weighted average fair value of options granted in 2007 was $0.32 (2006 - $0.47; 2005 - $0.27).

15.	OTHER EXPENSES

		2007	2006	2005

	Settlement of claim	$ -	$ 4,230,000	$ -
	Impairment of assets (notes 4 & 5)	253,351	121,753	2,191,428
	Loss on conversion of debt (note 7)	176,450	-	-
	Accounts payable written off	(86,916)	-	-

		$ 342,885	$ 4,351,753	$ 2,191,428

Settlement of claim
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

During the year ended December 31, 2006, the Company settled the claim by repurchasing the royalty rights by the issuance of 4,500,000 common shares. The shares had a fair value of
$4,230,000 as determined by the market price on the date of the transaction and were recorded as an expense in the previous year.

Accounts payable written off
This amount relates to a 2004 balance on a vendor account. It originated from lease payments for an asset that did not perform as expected and the Company refused to make payments. We believe the statue of limitations will prevent the vendor from claiming this amount in future.

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

16. COMMITMENTS The Company has entered into lease agreements which require minimum lease payments summarized as follows:

Contractual obligation repayment schedule:
2008	$ 72,116
2009	1,454

$ 73,570

17. CONTINGENCIES

On December 8, 2003, a statement of claim was filed against the Company by a party claiming
$143,750 for unfair termination of its consulting agreement. Genoil filed a defence denying such agreement existed in April 2004. Since that time no such steps were taken by either party. At this time an assessment of the potential liability, if any, cannot be reasonably estimated. Accordingly, no provision has been made in these financial statement for these claims.

18. NON-CASH ITEMS NOT INCLUDED IN STATEMENTS OF CASH FLOWS

	2007	2006	2005

Shares issued to settle debts	$ 364,939	$ 269,858	$ 471,414
Shares issued to settle convertible debts (note 7)	132,679	1,864,566	-
Notes converted into preferrence shares (note 7)	2,187,826	-	-

	$ 2,685,444	$ 2,134,424	$ 471,414

19. SEGMENTED INFORMATION

The Company operates in one industry segment that being the development of the upgrader technology for use in the oil industry. Substantially all of the Company's operations and assets are in
Canada and are solely focused on the development and commercialisation of this technology.

20. SUBSEQUENT EVENTS

Subsequent to December 31, 2007 the Company issued 6,643,750 common shares at a weighted average price of $0.2413, in connection with the exercise of various stock options for total gross proceeds of $1,603,188.

The Company also raised US$250,000 in a private placement of 378,787 shares with 94,696 attached warrants. The warrants has a strike price of US$0.99 with a term of five years.

In April 2008 the term of the Series D convertible notes mentioned in note 7, were extended by another six months at a conversion price of $0.49 and an exercise price of $0.64 for the attached warrants.

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

21. FINANCIAL INSTRUMENTS

Credit Risk
The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised mainly of goods and services tax credits receivable from a Canadian tax agency and cash is placed with major financial isntitutios. Management believs this mitigates the risk associated with these instruments.

Currency Risk
The Company translates the results of its foreign operations into Canadian dollars using rates approximationg the average exchange rate for the year. The exchange rate may vary and create foreign currency risk. At year-end the Company had certain obligations and assets denominated in
US dollars and there are no contracts in place to manage the exposure. As at December 31, 2007 the Company had cash of US$9,753 (2006 - US$1,067,102) and accounts payable of US$2,209
(2006 - US$41,099).

Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term nature of its financial instruments and due to the long-term convertible notes not bearing interest.

22. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

23. DIFFERENCES BETWEEN US AND CANADIAN GAAP

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("US GAAP"), except as follows:

a) Under Canadian GAAP, effective January 1, 2004, Genoil retroactively adopted new
Canadian accounting standards for stock based compensation and measured all equity instruments awarded at fair value and recognized the compensation expense over the period of services.

For US GAAP purposes, effective January 1, 2004, the Company retroactively adopted, with restatement of prior years' financial statements, the fair value method of accounting for all stock-based payments made after January 1, 1995 in accordance with SFAS No. 123
"Accounting for Stock Based Compensation" ("SFAS 123"). Effective January 1, 2006, The
Company adopted the requirements of the Statement of Financial Accounting Standard
123R ("SFAS 123R") "Share Based Payment" which replaces SFAS 123. There was no significant impact on the Company as a result of the adoption of the new requirements under SFAS 123R.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

23. DIFFERENCES BETWEEN US AND CANADIAN GAAP (continued)

b) Under US GAAP, the conversion feature of the convertible debenture - series A and the detachable warrants described in note 7, issued by the Company meet the criteria to be exempt from SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and
were not required to be bifurcated. As a result, the Company followed Emerging Issue Task
Force (“EITF”) No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments"
and recorded the proceeds of the convertible debenture based on the relative fair value of the convertible debenture and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option were determined to be $1,775,098 and $1,006,250, respectively. Also, the conversion of
Series A convertible debentures with a face value of $4,902,800 into 2,785,681 Class A preferred notes as described in Note 7 resulted in a loss on extinguishment that was different under Canadian GAAP and U.S. GAAP.

For Canadian GAAP purposes, the company followed EIC-96, "Accounting for the early extinguishment of convertible securities through (1) early redemption or repurchase and (2)
induced early conversion”. Therefore, the consideration transferred (i.e. the value of the preferred shares) to settle the Series A convertible debt was allocated to the carrying value of the debt and the conversion option element on the same basis as was used to allocate the original debt proceeds. The resulting loss relating to the debt element ($176,450) was charged to the consolidated statement of loss and the portion of the consideration allocated to the conversion option ($4,432,785) was charged to contributed surplus.

For US GAAP purposes, the company followed EITF 96-19, “Debtors accounting for modification and convertible debt instruments” and EITF 98-5, “Accounting for Convertible
Securities with Beneficial Conversion Features or Contingently Adjustable Conversion
Ratios”. Therefore, the consideration transferred (i.e. the value of the preferred shares) was allocated to the conversion element of the convertible security based on the intrinsic value of the debt’s conversion feature at the date of extinguishment, and the residual consideration was allocated to the debt. As a result of this difference in the allocation of the consideration, the loss on conversion relating to the debt element would increase by $1,706,845 and the charge to contributed surplus would be reduced by $2,538,521.

As a result of the difference in discount amounts, the value of the convertible debentures and the debt extinguishment described above, the carrying value of the convertible debentures under US GAAP should be increased by $51,781 (2006 - $943,446; 2005 -
$1,024,649) (net of related accretion expense) and the accretion expense would have decreased by $59,990 (2005 - $82,203; 2005 - $11,027). The $59,990 includes a difference related to the conversion of $132,639 of notes to common shares, which resulted in a
$23,433 difference in accretion expense.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

23. DIFFERENCES BETWEEN US AND CANADIAN GAAP (continued)

c) Under US GAAP, the conversion feature of the convertible notes - series B and C and the detachable warrants described in Note 7, issued by the Company meet the criteria to be exempt from SFAS 133 and were not required to be bifurcated. As a result, the Company followed EITF No. 00-27 and recorded the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value. In addition, the Company determined that the portion of the proceeds allocated to the detachable warrants was
$1,189. During the year ended December 31, 2006 the notes were converted to common shares. The accretion expense under US GAAP for these convertible notes was $1,137
(2005 - $52) and as such, accretion expense would have decreased $40,466 for 2006 (2005
- $10,902) under US GAAP.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

23. DIFFERENCES BETWEEN US AND CANADIAN GAAP (continued)

d) Under US GAAP, the conversion of the convertible notes – series D and the detachable warrants described in note 7 met the criteria to be exempt from SFAS 133 and are not required to be bifurcated. As a result, the Company followed EITF 00-27 and recorded the proceeds on the convertible notes based on the relative fair value of the convertible notes and detached warrants. For US GAAP purposes the relative fair value of the detachable warrants and the intrinsic value of the conversion option were determined to be $78,087 and
$388,111 respectively at the time of issuance.

On April 6, 2007, the maturity date of the convertible notes with a face value of $760,785 and the expiry date of the 253,595 attached warrants were extended by six months to
October 6, 2007. On that date, the notes and warrants were again extended by six months.
For Canadian GAAP purposes, the Company followed EIC-88, “Debtor’s Accounting for a
Modification or Exchange of Debt Instruments” and considered both extensions to be modifications of the debt with the incremental fair value of the warrants, in the amount of
$25,484 expensed as additional interest expense.

For US GAAP purposes, the Company followed EITF No. 96-19, “Debtors accounting for modification and convertible debt instruments”. Applying the guidance in this EITF the
Company determined that the extension on both dates were modifications because each extension did not result in a substantial change (defined as greater than 10%) in the cash flows between the original and modified notes. The extensions also did not cause the fair value of the embedded conversion option to change by more than 10% of the carrying amount of the original notes immediately before and after the extensions.

The Company determined the change in the fair value of the embedded conversion option immediately before and after the April and October extensions to be $55,892 and $54,574, respectively, using the Black-Scholes option pricing model using the following assumptions:

	April 6, 2007		October 6, 2007
	Before	After	Before	After
Expected life	1 day	183 days	1 day	183 days
Volatility	0.00%	63.90%	0.00%	64.99%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Risk free rate	0.00%	4.14%	0.00%	4.43%

The increase in the fair value of the embedded conversion option immediately after the extensions was then adjusted to the carrying value of the debt and amortized over the remaining term of the debt using a new effective interest rate.

As a result of the differences described above, under US GAAP, the carrying value of the convertible notes liability as at December 31, 2007 would decrease by $28,927 (2006 -
$277,094) (net of related accretion expense) with a corresponding increase in shareholders’
equity. The accretion expense for US GAAP for these convertible notes was $384,496 (2006
- $163,242) and the accretion expense would have increased by $358,633 (2006 -
$138,069) under US GAAP.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

23.1.	Adjustments to Consolidated Statements of Loss

		2007	2006	2005

Loss from operations - Canadian GAAP		$ (11,342,560)	$ (13,906,047)	$ (10,923,321)
	Accretion of convertible notes (b)	59,990	81,203	11,027
	Accretion of convertible notes (c)	-	40,466	10,902
	Accretion of convertible notes (d)	(358,633)	(138,069)	-
	Loss on conversion of debt (b)	(1,706,845)	-	-

Loss - US GAAP		$ (13,348,048)	$ (13,922,447)	$ (10,901,392)

	Loss per share - basic and diluted	$ 0.06	$ 0.07	$ 0.06

23.2.	Adjustments to Consolidated Balance sheets

			2007	2006

Adjustments to Liabilities
	Total liabilities - Canadian GAAP		$ 2,757,028	$ 3,782,427
	Proceeds of convertible notes (b)		51,781	943,446
	Proceeds of convertible notes (d)		(28,927)	(277,094)

Total liabilities - US GAAP			$ 2,779,882	$ 4,448,779

Adjustments to Shareholders' Equity (Capital deficit)
	Total shareholders' equity - Canadian GAAP		$ 2,482,629	$ 2,699,148
	Proceeds of convertible notes (b)		(51,781)	(943,446)
	Proceeds of convertible notes (d)		28,927	277,094

Total shareholders' equity - US GAAP			$ 2,459,775	$ 2,032,796

The consolidated assets and cashflows are the same under Canadian and US GAAP.

24. NEW US ACCOUNTING PRONOUNCEMENTS

SFAS No. 155

In February 2006, Financial Accounting Standards Board (“FASB”) issued Statement of Financial
Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments — an
Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging
Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of this statement did not have an impact on the compny's consolidated financial statements.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

24. NEW US ACCOUNTING PRONOUNCEMENTS (continued)

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of the statement are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating its impact.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and
Fincial Liabilities - including and amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value, effective for years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement.

FSP EITF 00-19.2

In December 2006, the FASB issued Staff Position "FSP" No. EITF 00-19-2. This FSP addresses an issuer's accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5. The guidance in this FSP amends FASB Statements 133 and 150 and FASB Interpretation No. 45 to
include scope exceptions for registration payment arrangements. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on the
Company's consolidated financial statements.

(continues)

GENOIL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

24. NEW US ACCOUNTING PRONOUNCEMENTS (continued)

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an
interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-
than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-
recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation.
This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

