Form 20-F
GENOIL INC
filed 2009-07-01
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: January 31, 2012
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2611.00

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Tel (403) 750-3450 Fax (403) 290-0592 Contact: Brian Korney

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

Common Shares: 262,283,150 as of December 31, 2008 and 274,375,912 as of May 25, 2009 Preferred shares: (zero) as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes

☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes

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

☐No

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

☐Item 18

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

☐ Yes

☐ No

2

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		7
Item 5. Operating and Financial Review and Prospects		16
Item 6. Directors, Senior Management and Employees		21
Item 7. Major Shareholders and Related Party Transactions		25
Item 8. Financial Information		27
Item 9. The Offer and Listing		27
Item 10. Additional Information		29
Directors' Conflicts of Interest		30
Borrowing Powers		30
Directors		30
Rights Attached to Shares		30
Alteration of the Rights of Shareholders		31
Shareholders' Meetings		31
U.S. Holder of Common Shares		34
Canadian Federal Income Tax Consequences		35
United States Federal Income Tax Consequences		35
Item 11. Quantitative and Qualitative Disclosures About Market Risk		38
Item 12. Description of Securities Other than Equity Securities		38
Item 13. Defaults, Dividends Arrearages and Delinquencies		38
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		38
Item 15. Controls and Procedures		38
Item 16. [Reserved]		39
Item A	Audit Committee Financial Expert	39
Item B	Code of Ethics	40
Item C	Audit Fees	41
Item 17. Financial Statements		42
Item 19. Exhibits		42

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

     The following selected consolidated financial data as of December 31, 2008, 2007, 2006, 2005, and 2004 and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 23 to the Consolidated Financial Statements.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

		Years ended December 31

	2008	2007	2006	2005	2004
Revenue	41,340	108,333	23,393	19,484	-
Loss from continuing operations
Canadian GAAP	(7,767,173)	(11,342,560)	(13,906,047)	(10,923,321)	(9,097,560)
US GAAP	(7,727,562)	(13,348,048)	(13,922,447)	(10,901,392)	(9,135,654)
Loss for the period
Canadian GAAP	(7,767,173)	(11,342,560)	(13,906,047)	(10,923,321)	(9,097,560)
US GAAP	(7,727,562)	(13,348,048)	(13,922,447)	(10,901,392)	(9,135,654)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.03)	(0.05)	(0.07)	(0.06)	(0.05)
US GAAP	(0.03)	(0.06)	(0.07)	(0.06)	(0.05)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.03)	(0.05)	(0.07)	(0.06)	(0.05)
US GAAP	(0.03)	(0.06)	(0.07)	(0.06)	(0.05)
Total assets
Canadian GAAP	4,933,724	5,239,657	6,481,575	6,155,904	12,702,995
US GAAP	4,933,724	5,239,657	6,481,575	6,155,904	12,702,995
Net assets
Canadian GAAP	2,294,715	2,482,629	2,699,148	867,375	5,024,210
US GAAP	2,146,719	2,459,775	2,032,796	(197,740)	3,988,534
Share Capital
Number of Shares Outstanding	262,283,150	232,912,757	223,054,604	196,051,227	178,880,056
Canadian GAAP	51,077,866	45,676,239	34,809,229	21,665,406	15,576,995
US GAAP	83,728,933	78,327,306	67,460,296	54,316,473	48,228,062
Retained earnings (deficit)
Canadian GAAP	(62,889,226)	(55,122,053)	(43,779,493)	(29,873,446)	(18,950,125)
US GAAP	(119,715,872)	(112,064,011)	(98,715,962)	(84,793,515)	(73,892,123)

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

		Years ended December 31

	2008	2007	2006	2005	2004

Shares outstanding	262,283,150	232,912,757	223,054,604	196,051,227	178,880,056
Shares issued	29,370,393	9,858,153	27,003,377	17,171,171	19,844,647

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2008	1.0660
	2007	1.0747
	2006	1.1304
	2005	1.2114
	2004	1.2191

High / Low in last six months (1 US$ = C$)

	High	Low
March 2009	1.2991	1.2225
February 2009	1.2914	1.2164
January 2009	1.2676	1.1785
December 2008	1.2781	1.1967
November 2008	1.2935	1.1511
October 2008	1.2889	1.0620

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors.

Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2009 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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

As of December 31, 2008, the following potentially dilutive instruments were outstanding:

Options outstanding	34,202,500
Warrants outstanding	9,940,735
Notes convertible	5,372,495
Convertible Preferred Shares	-

49,515,730

Common shares outstanding	262,283,150

Potential dilution	19%

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

- In November 2007, Genoil started working on two gas metering plant projects together with
Aquamation Inc., a Houston-based process equipment company. Under a Joint Operating Agreement
Genoil will supply Aquamation with Engineering Services on an hourly billing rate plus expenses.

.2008	- In August 2008, Genoil signed a Memorandum of Understanding OCM Tasimacilik Lojistik Madencilik
Ticaret Ve Sanayi A.S. (‘OCM’0, one of the largest conglomerates in Turkey, to jointly develop oil water separation projects. This MOU establishes that OCM will assist Genoil in marketing efforts in different countries where they have exposure, such as Russia, the former Soviet Republics, the Middle East and
Africa.
- Short term notes (and attached warrants) from entities affiliated with the Corporation’s Chairman and
Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. The new notes have a face value of $1,227,356, a term of one year, carry interest at 12% and are convertible into common shares at $0.27. The notes have 1,136,442 warrants attached that have an exercise price of $0.41 and a term of one year.
	-	In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs.
- On March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of 5 years.
- At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears interest at
12% and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement the CEO agreed to lend to the Company up to an aggregate of
$5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject ot being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately.
- During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this
US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.
- On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with
DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.
	-	The Company also signed a joint venture agreement with The Clarendon Group to co-operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil’s Crystal
Oily Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and ports servicing companies internationally. Clarendon Group has made significant contacts in
Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

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

Pilot Heavy Oil Upgrader

     Genoil owns heavy oil upgrader technology. Genoil's pilot heavy oil upgrader (the "Upgrader") uses a hydrogen addition process, as opposed to conventional carbon rejection. The considerable price differential between light and heavy oil creates a potential opportunity for the Upgrader to be developed for both heavy oil and bitumen The hydrogen addition process is a process whereby hydrogen is mixed with bitumen under specific pressures and temperatures to upgrade the bitumen from a low API to whatever desired value the client requires. Genoil's Upgrader has progressed through the development stage.

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

     In August 2008, Genoil signed a Memorandum of Understanding OCM Tasimacilik Lojistik Madencilik Ticaret Ve Sanayi A.S. (‘OCM’0, one of the largest conglomerates in Turkey, to jointly develop oil water separation projects. This MOU establishes that OCM will assist Genoil in marketing efforts in different countries where they have exposure, such as Russia, the former Soviet Republics, the Middle East and Africa.

Revenues from Product Sales

     The majority of Genoil's products continue to be at the commercialization stage and have not yet produced revenues at this time.

     In 2004, Genoil received $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of heavy oil from Lukoil was completed in early 2005. The amounts are included as a recovery in pilot upgrader expenses.

     During 2008 and 2007 the Company generated revenues of $36,109 and 83,456 respectively, by providing engineering consulting services to Aquamation Ltd pursuant to a Joint Operating Agreement.

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

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2008	2007	2006	2005	2004

Business development	691,101	828,349	1,172,098	1,739,788	3,263,955

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

     To fund its near term working capital requirements, on March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of five years

     At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears no interest and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately. Any amounts not repaid on May 12, 2009 will accrue interest at 12%.

     During July 2008 the Company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.

C. Organizational structure.

     Genoil has a total of 10 full time employees, and also hires outside consultants as required in the cities of Calgary and Edmonton, Alberta, New York, New York, Houston, Texas, and in Europe. The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East. Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

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

     Genoil currently has five employees and one consultant based at its office in Edmonton, Alberta. During 2008, the Corporation leased 8,300 square feet and paid $ 9,436.37 per month for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has two employees and one consultant based at its office in Calgary, Alberta. During 2008, Genoil Calgary paid $2,000 per month in rent. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had two employees based at its facilities located in Two Hills, Alberta, at December 31, 2008. It uses its Two Hills facilities for research and development and for client demonstrations.

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

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2008 in comparison with those for the fiscal year ended December 31, 2007. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2008, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2008

Significant items

	2008	2007	2006

Revenue	$ 36,109	$ 83,456	-
Interest received	$ 5,231	$ 24,877	$ 23,393

General & Administration costs
Human resources	$ 1,751,667	$ 2,447,727	$ 2,072,491
Business development	691,101	828,349	1,172,098
Professional fees	439,843	621,600	687,687
Rent	301,535	307,322	187,341
Shareholder services	185,210	132,262	133,223

Research & Development costs
Development costs	$ 417,102	$ 468,366	$ 335,322

Other items
Impairment of long term assets	$ 39,945	$ 253,351	$ 121,753
Accounts payable written off	-	(86,916)
Repurchase of royalty agreement	-		4,230,000
Stock-based compensation	2,861,867	4,669,555	3,554,776

Net loss	$ (7,767,173)	$ (11,342,560)	$ (13,906,047)

     Total administration expenses decreased by 11.6% in 2008. The significant subcategories thereof are shown above.

     In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs. Severance payments mitigated the decrease. In 2006 directors were remunerated with stock options, which were classified as stock-based compensation while their fees in 2007 were classified under human resources and settled with shares for debt agreements.

     Business development consists mainly of travel expenses to China and the Middle East. Costs decreased due to a decrease in attendance at conferences and the related printing of marketing material.

     Professional fees are positively correlated with the level of activity and a corporate undertaking to limit the use of third party experts. During 2007, the newly appointed full time consultants also received options, resulting in an increase in stock-based compensation.

     Development expenses in 2007 increased due to the cost of testing oil for Hebei Zhongjie Petro-Chemical Group in China..

      Please refer to the financial statements for details on other unusual items.

      Acquisitions

      Genoil did not make any significant acquisitions in 2008.

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

     Genoil announced at the end of May it was entering into a $1,000,000 funding agreement with the Chairman and CEO of the Corporation. In lieu of interest on this line of credit, he received 600,000 common shares purchase warrants. Each warrant is exercisable for one common share of the Corporation at a price of $0.61 per share at any time within one year from its date of issue. During the third quarter 2007, a short term advance was repaid in the amount of $388,672. At year end the amount owed under this agreement was $98,527

      In June 2007, the company raised funds through a private placement receiving $2,839,731 and issuing 5,130,382 units. Each unit consisted of one share and 0.25 common share purchase warrant attached to each common share. The warrants are exercisable until three years following their issue date at a price of US$0.78

     In November 2007, Genoil entered into a cancellation of debt agreement with a major investor whereby the long term convertible notes issued in December 2004 were converted into preferred shares with essentially the same terms and conditions. The convertible notes with a value of $ 4,902,800 were cancelled with the issuance of 2,785,681 Class A preferred shares in the capital of the Corporation. Each preferred share may be convertible into four common shares of Genoil, being redeemable at any time at a price of $1.76 per preferred share.

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

     On March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of five years

     At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears no interest and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately. Any amounts not repaid on May 12, 2009 will accrue interest at 12%.

     During July the Company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.

     There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances. However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.

C. Research and development, patents and licenses, etc.

     Genoil does not presently plan to conduct any major new research and development, but will continue to refine and fine-tune its present complement of technologies. During 2008 the Company spent $23,000 on the maintenance of its pilot plant.

	2008	2007	2006

Pilot Heavy Oil Upgrader – Patent	-	-	-
Catalyst Development license	-	-	-

	-	-	-

D. Trend information.

      Currently Genoil has no sales inventory or production.

E. Off-Balance Sheet Arrangements.

      Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

		Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	263,563	263,563
Convertible notes	1,568,965	1,262,540		306,425

	1,832,528	1,526,103	-	306,425	-

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number of Securities
Controlled by Director
Name and Office	Principal Occupation For	Date of		and Percentage of
Held	Past Five Years	Birth	Appointment	Total (*)

David K. Lifschultz*	Chief Executive Officer of Genoil	23-Nov-45	25-Feb-02	70,550,854
Inc. from 2002 to present.
Chairman and CEO	Chairman of the board of directors			27%
of Genoil Inc. from 2002 to
present.
Larchmont, New	President and Chief Executive
York	Officer of Lifschultz Terminal and
Leasing, Inc. (Joint Venture
Investment Company) from 1987
to present.
Chairman and Chief Executive
Officer of Lifschultz Industries,
Inc. (Manufacturer of scientific
and industrial temperature
measurement systems) from 1991
to 2000.

David Johnson	Attorney and Trade-mark Agent,	01-Nov-69	26-Feb-08	Nil
Montreal, Quebec	Director and Secretary-Treasurer
Canada	of the International Law
Director	Association, Canadian Branch

Thomas Bugg	President and Director since June	30-Sep-50	06-Jun-08	Nil
Calgary, Alberta	6, 2008
Canada
Director

John F. O'Donnell	Managing Director and Chief	24-Feb-53	14-Aug-08	4,400,000
Philadelphia,	Executive Officer of EMSI, an
Pennsylvania	international manufacturer
USA	representative and export trading
Director	company, since 1980

Number of Securities
Controlled by
Name and	Principal Occupation For	Date of		Director and
Office Held	Past Five Years	Birth	Appointment	Percentage of Total

Hendrik Lombard,	Chief Financial Officer of	02-Nov-63	6-Oct-07	N/A
Chief Financial	Genoil Inc. from April 28,
Officer, Calgary,	2009.
Alberta

Peter Chung, VP	Vice President Engineering	20-Mar-51	1-Sep-06	N/A
Engineering,	since September 2006
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

B. Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date

David Lifschultz,
Chairman & CEO	-	3,000,000	0.18	17/09/2013

Thomas Bugg		1,500,000	0.18	27/09/2013
Director	-	1,500,000	0.22	06/06/2013

David Johnson
Director	-	500,000	0.18	17/09/2013

John F. O'Donnell
Director		500,000	0.18	17/09/2013

Hendrik Lombard,
CFO	$ 137,109

Peter Chung, VP
Engineering	$ 162,640	500,000	0.18	17/09/2013

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

     As of December 31, 2008, Genoil's Board of Directors consisted of Messrs. David Lifschultz, John O’Donnell, Tom Bugg and David Johnson. Of the Board, Messrs. Johnson and O’Donnell are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Tom Bugg is not considered to be independent as he is the President. David Johnson was appointed to the board as well as its audit committee on February 26, 2008.

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

     Audit Committee. The Audit Committee consisted of, John O’Donnell, David Johnson and David Lifschultz. The responsibilities of the Audit Committee include:

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

     Compensation Committee. The Compensation Committee consisted of Tom Bugg and David Johnson. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.

Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

     At December 31, 2008, there were a total of 15 employees and consultants working for Genoil. Of these, 3 are senior management, 3 are middle management, 1 is an advisor to the Board, 2 are employed in an administrative capacity, 4 are engineers, 2 are technologists and operators. The Corporation currently has 2 employees and 1 consultant in the Calgary, Alberta, office, 8 employees and consultants in the Edmonton office, 2 operators at its Two Hills, Alberta, facility, 1 employee in Romania and the rest works from the USA. Genoil has no labour unions and no temporary staff.

     As at December 31, 2007, there were a total of 25 employees working for Genoil and as at December 31, 2006, Genoil employed a total of 21 employees.

E. Share ownership.

     There were 262,283,150 Common Shares issued and outstanding as of December 31, 2008 (2007 –232,912,757). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6.(A) Directors and Senior Management" and in "Item 6.(B) Compensation."

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of May 26, 2009, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2008, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 274,375,912 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	77,274,826	28%
	Tyson Halsey	29,582,032	11%
	Cipher06LLP	16,299,200	6.2%

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

     In February 2009, Halsey Advisory & Management LLC of New York, filed a Statement of Beneficial Ownership – Schedule 13G with the SEC stating that it held 28,829,332 Common Shares of Genoil, which at that time, constituted 10.8% of the issued and outstanding Common Shares. Mr. Tyson Halsey, a principal of this firm, also owns 742,700 shares of Genoil, which represented another 0.28% of the total Common Shares.

     In February 2009, Cipher06LLC of New York, filed a Statement of Beneficial Ownership – Schedule 13G with the SEC stating that it held 16,299,200 Common Shares of Genoil, which at that time, constituted 6.2% of the issued and outstanding Common Shares.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at May 26, 2009, CDS & Co. was the registered owner of 132,779,934 Common Shares, which represents approximately 48.39% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 63,897,360 Common Shares, representing 23.29% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

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

     At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears no interest and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately. Any amounts not repaid on May 12, 2009 will accrue interest at 12%. During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.

     The Company’s operations continue to consume cash. As it has in the past, the Company will rely on its CEO to infuse further funding to support its working capital requirements for the foreseeable future.

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
	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2004	$0.50	$0.10	$0.35	$0.31
Fiscal year ended December 31, 2005	$0.44	$0.24	$0.25	$0.24
Fiscal year ended December 31, 2006	$1.87	$0.24	$1.62	$0.20
Fiscal year ended December 31, 2007	$0.75	$0.40	$0.77	$0.36
Fiscal year ended December 31, 2008	$0.88	$0.10	$0.88	$0.08

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2007
First Quarter	$0.74	$0.40	$0.65	$0.36
Second Quarter	$0.72	$0.54	$0.64	$0.49
Third Quarter	$0.67	$0.46	$0.70	$0.45
Fourth Quarter	$0.75	$0.48	$0.77	$0.48

Fiscal year ended December 31, 2008
First Quarter	$0.88	$0.48	$0.88	$0.47
Second Quarter	$0.54	$0.15	$0.53	$0.15
Third Quarter	$0.42	$0.15	$0.43	$0.15
Fourth Quarter	$0.28	$0.10	$0.25	$0.08

Most Recent Six Months	High	Low	High	Low

October 2008	$0.20	$0.10	$0.19	$0.08
November 2008	$0.28	$0.14	$0.25	$0.12
December 2008	$0.28	$0.19	$0.23	$0.14
January 2009	$0.26	$0.19	$0.21	$0.16
February 2009	$0.26	$0.20	$0.24	$0.14
March 2009	$0.23	$0.17	$0.18	$0.13

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

Further, the predominant rule in most U.S. jurisdictions is that an annual meeting must be held every 13 months

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

14. On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ship, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

15. In February 2009, the Company signed a joint venture agreement with the Clarendon Group to cooperate internationally in the promotion, marketing, sales, service provision and logistics of Genoil’s Crystal Oily Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and port servicing companies internationally. Clarendon Group has made significant contacts in

Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

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

     For the year ended December 31, 2008 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts

(b) Management's annual report on internal control over financial reporting.

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

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2008 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2008 consolidatedfinancial statements.

     In future the company will engage an independent accounting firm to provide the required expertise on complex accounting matters.

(c) Attestation Report of registered public accounting firm.

     Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2008 has been audited by Meyers Norris Penny LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in internal controls over financial reporting.

     There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item B Code of Ethics

     Genoil has adopted a Code of Conduct that meets the requirements of the definition of a "Code of Ethics" as that term is defined in Item 16B(b) of Form 20-F. Genoil's Code of Conduct is applicable to all of its employees, including its principal executive officer and principal financial officer. The Corporation does not currently employ a principal accounting officer. Its Code of Conduct has been amended end of December 2007 and copy was attached as Exhibit 11.1 to Form 20-F in the prior year.

Item C

Audit Fees

     BDO Dunwoody LLP served as the Corporation’s auditors from the 3rd quarter of 2006 until August 2008. Meyers Norris Penny LLP served as the Corporations’s auditors from August 2008 onwards.. The following table summarizes the aggregate fees for professional audit services and other services rendered by BDO Dunwoody LLP and Meyers Norris Penny LLP in the past two years.

In Canadian dollars

	2008	2007

Audit Fees	$170,400	$208,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$170,400	$208,000

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

Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

The Consolidated Financial Statements for years ended December 31, 2008 and 2007 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 23, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2008.

(b)	Management Analysis & Discussion for the year ended December 31, 2008.

(c)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
4.1*	Sample Marketing Agreement
4.2*****	Funding Agreement with David K Lifschultz
11.1*****	Amended Code of Conduct as adopted on December 15, 2007
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley

Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002
14.1	Independent Auditor’s Consent of Meyers Norris Penny LLP
14.2	Independent Auditor’s Report &;Comments by Auditors for US Readers on Canada-
United States Reporting Differences of BDO Dunwoody LLP

* These exhibits were filed with Genoil's 2003 Form 20-F.
** This exhibit was filed with Genoil's 2004 Form 20-F.
*** These exhibits were filed with Genoil's 2005 Form 20-F.
**** These exhibits were filed with Genoil’s 2006 Form 20-F.
*****These exhibits were filed with Genoil’s 2007 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated  June 30, 2009

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

Date: June 30, 2009

/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

Exhibit 12.2 CERTIFICATION

I, Brian Korney, certify that:

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

Date: June 30, 2009

/s/ Brian Korney
Brian Korney
Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David K. Lifschultz, Chairman and Chief Executive Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: June 30, 2009

By: /s/ David K. Lifschultz

David K. Lifschultz, Chairman and
Chief Executive Officer
Genoil Inc.

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brian Korney, Chief Financial Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: June 30, 2009

By: /s/ Brian Korney

Brian Korney,
Chief Financial Officer
Genoil Inc.