Form 20-F
GENOIL INC
filed 2010-07-01
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: January 31, 2012
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2611.00

FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
777 – 8 Avenue S.W., Suite 1650
Calgary, Alberta, Canada T2P Y5
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

Common Shares: 276,673,669 as of December 31, 2009 and 283,998,333 as of May 25, 2010
Preferred shares: (zero) as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.
☐ Yes	☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

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

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow
☒Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).
☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections
12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐ No

2

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		7
Item 5. Operating and Financial Review and Prospects		18
Item 6. Directors, Senior Management and Employees		23
Item 7. Major Shareholders and Related Party Transactions		27
Item 8. Financial Information		29
Item 9. The Offer and Listing		29
Item 10. Additional Information		31
Directors' Conflicts of Interest		32
Borrowing Powers		32
Directors		32
Rights Attached to Shares		32
Alteration of the Rights of Shareholders		33
Shareholders' Meetings		33
U.S. Holder of Common Shares		36
Canadian Federal Income Tax Consequences		38
United States Federal Income Tax Consequences		38
Item 11. Quantitative and Qualitative Disclosures About Market Risk		40
Item 12. Description of Securities Other than Equity Securities		40
Item 13. Defaults, Dividends Arrearages and Delinquencies		40
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		40
Item 15. Controls and Procedures		41
Item 16. [Reserved]		42
Item A	Audit Committee Financial Expert	42
Item B	Code of Ethics	42
Item C	Audit Fees	42
Item 17. Financial Statements		43
Item 19. Exhibits		44

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and senior management.
Not required as this is an annual report under the Exchange Act.
B.	Advisers.
Not required as this is an annual report under the Exchange Act.
C.	Auditors.
Not required as this is an annual report under the Exchange Act.
Item 2.	Offer Statistics and Expected Timetable
Not required as this is an annual report under the Exchange Act.
Item 3.	Key Information
A.	Selected financial data.

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

     The following selected consolidated financial data as of December 31, 2009, 2008, 2007, 2006, and 2005 and for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 23 to the Consolidated Financial Statements.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

		Years ended December 31

	2009	2008	2007	2006	2005
Revenue	758	41,340	108,333	23,393	19,484
Loss from continuing operations
Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)	(13,906,047)	(10,923,321)
US GAAP	(5,052,672)	(7,727,562)	(13,348,048)	(13,922,447)	(10,901,392)
Loss for the period
Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)	(13,906,047)	(10,923,321)
US GAAP	(5,052,672)	(7,727,562)	(13,348,048)	(13,922,447)	(10,901,392)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.02)	(0.03)	(0.05)	(0.07)	(0.06)
US GAAP	(0.02)	(0.03)	(0.06)	(0.07)	(0.06)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.02)	(0.03)	(0.05)	(0.07)	(0.06)
US GAAP	(0.02)	(0.03)	(0.06)	(0.07)	(0.06)
Total assets
Canadian GAAP	4,100,422	4,933,724	5,239,657	6,481,575	6,155,904
US GAAP	4,100,422	4,933,724	5,239,657	6,481,575	6,155,904
Net assets
Canadian GAAP	1,312,362	2,294,715	2,482,629	2,699,148	867,375
US GAAP	1,280,080	2,146,719	2,459,775	2,032,796	(197,740)
Share Capital
Number of Shares Outstanding	276,673,669	262,283,150	232,912,757	223,054,604	196,051,227
Canadian GAAP	52,207,086	51,077,866	45,676,239	34,809,229	21,665,406
US GAAP	84,858,153	83,728,933	78,327,306	67,460,296	54,316,473
Retained earnings (deficit)
Canadian GAAP	(68,042,222)	(62,889,226)	(55,122,053)	(43,779,493)	(29,873,446)
US GAAP	(124,768,544)	(119,715,872)	(112,064,011)	(98,715,962)	(84,793,515)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
		Years ended December 31
	2009	2008	2007	2006	2005

Shares outstanding	276,673,669	262,283,150	232,912,757	223,054,604	196,051,227
Shares issued	14,390,519	29,370,393	9,858,153	27,003,377	17,171,171

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2009	1.1420
	2008	1.0660
	2007	1.0747
	2006	1.1304
	2005	1.2114

High / Low in last six months (1 US$ = C$)

	High	Low
March 2010	1.0560	1.0128
February 2010	1.0772	1.0441
January 2010	1.0695	1.0278
December 2009	1.0748	1.0445
November 2009	1.0839	1.0525
October 2009	1.0961	1.0315
.

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors.

Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2010 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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

As of December 31, 2009, the following potentially dilutive instruments were outstanding:

Options outstanding	43,730,000
Warrants outstanding	17,992,139
Notes convertible	5,372,495
Convertible Preferred Shares	-

67,094,634

Common shares outstanding	276,673,669

Potential dilution	24%

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

     The address of its head office is 1650, 777 – 8 Avenue S.W., Calgary, Alberta, T2P 3R5 and its phone number is (403) 750-3450.

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

2008	- In August 2008, Genoil signed a Memorandum of Understanding OCM Tasimacilik Lojistik Madencilik
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
ports and ports servicing companies internationally. Clarendon Group has made significant contacts in
Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

2009	- On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of
China’s major shipping harbours.
- The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second
Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007,
Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.
- On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in
China, for the implementation of Genoil’s bilge water treatment system.
- This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.
- On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark
Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition its
Genoil upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.
- Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the
TSX Venture Exchange and Canadian securities legislation.
- On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co.,
Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott, having a conversion price equal to C$0.27 in respect of the notes, and an exercise price of C$0.41 in respect of the warrants.
The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. The notes and warrants remain substantially unamended in all other respects.
- The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of
1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US
$0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.
- In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.
- The Company also did a shares-for-debt transactions issuing a total of 2,265,192 common shares at
C$0.13. There were no warrants issued with the shares-for-debt transaction.

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

Pilot Heavy Oil Upgrader

     Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

     The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

     The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

     Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

     The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. In a January 12, 2009 press release, the cost model, based on data from December 8, 2008, during the height of the market crash, showed a margin of profit of over $15.00 per bbl with a 30% IRR. $15.00 was the low point in relation to the historical margins during the period that oil was over $100.00 per barrel WTI. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

     The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

     Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur. Genoil’s pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Oil/Water Separation

     The Genoil Water Treatment Department has recently increased its significance in the business model of the Company. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

     Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah. The Crystal Sea units are state-of-the-art bilge separators that have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49) in 2007. IMO regulations require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less than 5 ppm for discharge into inland waters. Subsequently, our bilge oily water separators have been certified by the American Bureau of Shipping (ABS).

     New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies.

Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

     In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

     Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

     Genoil has both a US and a Canadian patent for the Crystal technology, as well as a PCT application. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

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

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2009	2008	2007	2006	2005

Business development	433,786	691,101	828,349	1,172,098	1,739,788

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

Plan of Operation

     The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2010 year, and possibly beyond.

     The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the implementation of the oily water separation technology for marine use or on-shore units for ports.

     On a larger scale, Genoil also expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

     The Corporation has accumulated losses of $68.0 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

     Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s long-term growth.

     The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

     At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in the Middle East and Africa, and much progress is being made.

     Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move developing and upgrading heavy oil is around the corner. The potential of this industry is greater when you calculate an estimated 900 billion barrels of world heavy oil reserves based on margins of say $30.00 per barrel than the Internet era that was only in the imagination twenty years ago.

     The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year. Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element. When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly. Heavy oil is presently being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards. In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as “sour”, as that is how it “taste-tested” in ancient times.

     Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future. Planning has to be done well in advance to effectuate this change and that should start nearly immediately.

     Also, there is greater urgency to do this as many of the light oil reserves are in precarious regions of the world which puts the world economy at risk, and we suggest the reader review the Energy Risk Conference Keynote Address by David K. Lifschultz, the CEO of Genoil, that can be found under technology at the genoil.ca website.

     Genoil is pleased to announce that the USPTO has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

     Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

     This patent and process can commercially clean sand on beaches from oil spills and major presentations of this technology at very high levels are now being presented. Some of the contamination for these spills span hundreds of miles of beaches presenting huge opportunities for Genoil.

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

     Genoil currently has five employees and one consultant based at its office in Edmonton, Alberta. During 2009, the Corporation leased 8,300 square feet and paid $ 14,988.42 per month for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has two employees and one consultant based at its office in Calgary, Alberta. During 2009, Genoil Calgary paid $2,000 per month in rent. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had two employees based at its facilities located in Two Hills, Alberta, at December 31, 2009. It uses its Two Hills facilities for research and development and for client demonstrations.

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

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2009 in comparison with those for the fiscal year ended December 31, 2008. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2009, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2009

Significant items

	2009	2008	2007

Revenue	$ -	$ 36,109	$ 83,456
Interest received	$ 758	$ 5,231	$ 24,877

General & Administration costs
Human resources	$ 1,063,179	$ 1,751,667	$ 2,447,727
Business development	433,786	691,101	828,349
Professional fees	312,181	439,843	621,600
Rent	302,763	301,535	307,322
Shareholder services	99,762	185,210	132,262

Research & Development costs
Development costs	$ 28,370	$ 417,102	$ 468,366

Other items
Impairment of long term assets	$ -	$ 39,945	$ 253,351
Accounts payable written off	-	-	(86,916)
Repurchase of royalty agreement	-	-
Stock-based compensation	1,954,930	2,861,867	4,669,555

Net loss	$ (5,152,996)	$ (7,767,173)	$ (11,342,560)

     Total administration expenses decreased by 34.6% in 2009. The significant subcategories thereof are shown above.

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

Acquisitions

Genoil did not make any significant acquisitions in 2009.

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

     The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of 1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.

     Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the TSX Venture Exchange and Canadian securities legislation.

     In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

     The Company also did a shares-for-debt transactions issuing a total of 2,265,192 common shares at C$0.13. There were no warrants issued with the shares-for-debt transaction.

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

	2009	2008	2007

Pilot Heavy Oil Upgrader – Patent	-	-	-
Catalyst Development license	-	-	-

	-	-	-

D. Trend information.

Currently Genoil has no sales inventory or production.

E. Off-Balance Sheet Arrangements.

Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

		Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	385,988	236,651	149,337
Convertible notes	1,723,219	1,416,794		306,425

	2,109,207	1,653,445	149,337	306,425	-

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Number of Securities
Controlled by Director
Name and Office	Principal Occupation For			Date of		and Percentage of
Held	Past Five Years			Birth	Appointment	Total (*)

David K. Lifschultz*	Chief Executive Officer of Genoil			23-Nov-45	25-Feb-02	82,645,632
	Inc. from 2002 to present.					29%

Chairman and CEO	Chairman of the board of directors
of Genoil Inc. from 2002 to
present.
Larchmont, New	President and Chief Executive
York	Officer of Lifschultz Terminal and
Leasing, Inc. (Joint Venture
Investment Company) from 1987
to present.
Chairman and Chief Executive
Officer of Lifschultz Industries,
Inc. (Manufacturer of scientific
and industrial temperature
measurement systems) from 1991
to 2000.

David Johnson	Attorney and Trade-mark Agent,			01-Nov-69	26-Feb-08	Nil
Montreal, Quebec	Director and Secretary-Treasurer
Canada	of the International Law
Director	Association, Canadian Branch

Thomas Bugg	President and Director since June			30-Sep-50	06-Jun-08	Nil
Calgary, Alberta	6, 2008
Canada
Director

Alan Heller	Mr. Heller is President and			13-May-40	09-Mar-10	1,538,461
New York, NY	Founder of Heller Inc. since 1971,					0.5%
USA	an	international	furniture
Director	manufacturer in the United States
and Europe. He is also a
successful real estate investor with
properties throughout the New
York area

Number of Securities
Controlled by
Name and	Principal Occupation For	Date of		Director and
Office Held	Past Five Years	Birth	Appointment	Percentage of Total

Brian Korney,	Chief Financial Officer of	02-Dec-50	1-May-09	N/A
Chief Financial	Genoil Inc. from May 1, 2009
Officer, Calgary,
Alberta

Peter Chung, VP	Vice President Engineering	20-Mar-51	1-Sep-06	N/A
Engineering,	since September 2006
Edmonton, Alberta

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2009. More information on insider holdings is available on SEDI www.sedi.ca.

B. Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	-	1,000,000	0.15	31/05/2014
Chairman & CEO		2,700,000	0.215	27/01/2014
		2,700,000	0.14	20/10/2014

Thomas Bugg		1,500,000	0.155	05/05/2014
Director	-	1,625,000	0.14	20/10/2014

David Johnson
Director	-	250,000	0.15	13/05/2014

Brian Korney	$ 49,000	1,000,000	0.155	05/05/2014
CFO		75,000	0.14	20/10/2014

Hendrik Lombard,
Former CFO	$ 49,600

Peter Chung, VP
Engineering	$ 87,315

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

     As of December 31, 2009, Genoil's Board of Directors consisted of Messrs. David Lifschultz, John O’Donnell, Tom Bugg and David Johnson. Of the Board, Messrs. Johnson and O’Donnell are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Tom Bugg is not considered to be independent as he is the President. David Johnson was appointed to the board as well as its audit committee on February 26, 2008.

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

D. Employees.

     At December 31, 2009, there were a total of 15 employees and consultants working for Genoil. Of these, 3 are senior management, 3 are middle management, 1 is an advisor to the Board, 1 is employed in an administrative capacity, 4 are engineers, 2 are technologists and operators. The Corporation currently has 3 employees and consultant in the Calgary, Alberta, office, 8 employees and consultants in the Edmonton office, 2 operators at its Two Hills, Alberta, facility, 1 employee in Romania and the rest works from the USA. Genoil has no labour unions and no temporary staff.

     As at December 31, 2008, there were a total of 15 employees working for Genoil and as at December 31, 2007, Genoil employed a total of 25 employees.

E. Share ownership.

     There were 276,673,669 Common Shares issued and outstanding as of December 31, 2009 (2008 –262,283,150). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6.(A) Directors and Senior Management" and in "Item 6.(B) Compensation."

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of May 27, 2010, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2009, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 283,998,333 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	82,645,632	29.1%
	Cipher06LLP	16,299,200	5.7%

     David Lifschultz has acquired his shareholdings incrementally during the past five years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. His beneficial holdings include 10,110,410 Common Shares over which he exercises control as a trustee and through corporations that he controls, 23,100,000 stock options, 2,268,046 warrants and 627,350 shares convertible from notes that he currently holds. Mr. Lifschultz is a resident in New York.

     In February 2009, Cipher06LLC of New York, filed a Statement of Beneficial Ownership – Schedule 13G with the SEC stating that it held 16,299,200 Common Shares of Genoil, which at that time, constituted 6.1% of the issued and outstanding Common Shares.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at May 27, 2010, CDS & Co. was the registered owner of 130,914,199 Common Shares, which represents approximately 46% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 68,735,329 Common Shares, representing 24% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

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

     On May 12, 2008, the CEO and Chairman of the Company signed a one year $5 million funding agreement. Prior to expiry of the agreement on May 12, 2009, $56,131(2008 - $254,051) of funds were drawn for a total of $310,182 received. The entire amount of $310,182 was repaid before the expiration date through the private placement that was concluded on May 1, 2009.

     Additional funds were advanced to the Company in 2009 from officers and companies controlled by officers totaling $172,124. These loans are non-interest bearing with no set terms of repayment.

     Included in administrative expenses for the year are consulting fees of $136,915 (2008 - $384,942, 2007 -$538,050) paid to companies controlled by officers of the Company.

     These transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

     The Company’s operations continue to consume cash. As it has in the past, the Company will rely on its CEO to infuse further funding to support its working capital requirements for the foreseeable future.

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

	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2005	$0.44	$0.24	$0.25	$0.24
Fiscal year ended December 31, 2006	$1.87	$0.24	$1.62	$0.20
Fiscal year ended December 31, 2007	$0.75	$0.40	$0.77	$0.36
Fiscal year ended December 31, 2008	$0.88	$0.10	$0.88	$0.08
Fiscal year ended December 31, 2009	$0.31	$.10	$0.29	$0.10

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2008
First Quarter	$0.88	$0.48	$0.88	$0.47
Second Quarter	$0.54	$0.15	$0.53	$0.15
Third Quarter	$0.42	$0.15	$0.43	$0.15
Fourth Quarter	$0.28	$0.10	$0.25	$0.08

Fiscal year ended December 31, 2009
First Quarter	$0.26	$0.17	$0.24	$0.13
Second Quarter	$0.20	$0.12	$0.17	$0.11
Third Quarter	$0.31	$0.11	$0.29	$0.10
Fourth Quarter	$0.20	$0.10	$0.19	$0.10

Most Recent Six Months	High	Low	High	Low

October 2009	$0.20	$0.12	$0.19	$0.12
November 2009	$0.14	$0.11	$0.14	$0.10
December 2009	$0.14	$0.10	$0.13	$0.10
January 2010	$0.19	$0.12	$0.19	$0.12
February 2010	$0.19	$0.15	$0.18	$0.14
March 2010	$0.18	$0.13	$0.18	$0.13

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

2. In May 2007, Genoil entered into a funding agreement with the Chairman and CEO of the Corporation, who received 600,000 common share purchase warrants in lieu of interest on a line of credit of $ 1,000,000 made available to the Company. Each warrant is exercisable for one common share of the Corporation at a price of $0.58 per share at any time within one year from its date of issue.

3. In July 2007, the company finalized a private placement receiving $ 2.8 million and issuing 5,130,382 common shares. Additionally, 0.25 common share purchase warrants are being issued for each common share, which are exercisable until three years following their issue date at a price of $ 1.06.

4. In October 2007, the maturity date of convertible notes with a face value of $760,785 and the expiry date of 253,595 attached warrants were again extended by six months, without changing any of the other conditions of the agreements. The first such extension happened in April 2007. In April 2008, the notes and warrants were again extended by six months, this time also lowering the conversion price to $0.49 and the exercise price to $0.64.

5. In October 2007, Genoil announced it signed a binding Memorandum of Understanding with Stone & Webster International, subsidiary of The Shaw Group, for marketing and technical assistance for further development of the GHU technology and future projects.

6. In November 2007, Genoil agreed to convert a long term convertible notes and warrants held by a major investor into 2,785,681 convertible preference shares. Each preferred share will be convertible into four common shares of Genoil at $1.76.

7. In November 2007, Genoil and Aquamation, Inc. signed a Joint Operating Agreement to jointly collaborate in industrial water treatment projects and process plants for the oil and gas, and petrochemical industries. Both companies started work on two gas metering projects in Nigeria.

8. On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ship, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

9. In February 2009, the Company signed a joint venture agreement with the Clarendon Group to cooperate internationally in the promotion, marketing, sales, service provision and logistics of Genoil’s Crystal Oily Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and port servicing companies internationally. Clarendon Group has made significant contacts in Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

10. On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of China’s major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.

11. On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in China, for the implementation of Genoil’s bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

12. On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition its Genoil upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

13. Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the TSX Venture Exchange and Canadian securities legislation.

14. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott, having a conversion price equal to C$0.27 in respect of the notes, and an exercise price of C$0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. The notes and warrants remain substantially unamended in all other respects.

15. The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of 1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.

16.In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

17. The Company also did a shares-for-debt transactions issuing a total of 2,265,192 common shares at C$0.13. There were no warrants issued with the shares-for-debt transaction.

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

U.S. Holder of Common Shares

     References to a "U.S. Holder of common shares" in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

• for purposes of the Income Tax Act (Canada) (the "ITA") and the Canada-United States Income Tax
Convention (1980), as amended by the protocol signed on July 29, 1997, (the "Treaty") are residents of the
U.S. and have never been residents of Canada;

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

     For the year ended December 31, 2009 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts

(b) Management's annual report on internal control over financial reporting.

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

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2009 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2009 consolidatedfinancial statements.

     In future the company will engage an independent accounting firm to provide the required expertise on complex accounting matters.

(c) Changes in internal controls over financial reporting.

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

In Canadian dollars

	2009	2008

Audit Fees	$120,298	$170,400
Audit-Related Fees	8,571	-
Tax	-
All Other Fees	-	-

Total	$128,869	$170,400

Audit Fees

     Audit fees include fees for professional services rendered in connection with the audit of Genoil's annual financial statements and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.

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

Item E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item F Change in registrant’s Certifying Accountant

     At a meeting of the Genoil’s shareholders on August 14, 2008, Meyers Norris Penny LLP was appointed as auditor of Genoil; BDO Dunwoody LLP was not reappointed or proposed for reappointment in that role.

In connection with this change,

It was approved by Genoil’s board of directors

There were no reservations contained in the Former Auditor’s reports on any of Genoil’s financial statements for the period commencing at the start of the financial year ended December 31, 2006 to December 31, 2007 and

In the opinion of Genoil, no reportable event occurred prior to the change.

PART III

Item 17. Financial Statements

The Consolidated Financial Statements for years ended December 31, 2009 and 2008 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 23, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2009.
(b)	Management Analysis & Discussion for the year ended December 31, 2009.
(c)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
4.1*	Sample Marketing Agreement
4.2*****	Funding Agreement with David K Lifschultz
11.1*****	Amended Code of Conduct as adopted on December 15, 2007
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley

Act of 2002

14.1	Independent Auditor’s Consent of Meyers Norris Penny LLP

14.2	Independent Auditor’s Report &;Comments by Auditors for US Readers on Canada-
United States Reporting Differences of BDO Dunwoody LLP

2.7	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz
Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz
and Bruce Abbott

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
Dated _June 30, 2010_____________

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

Date: June 30, 2010

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

Date: June 30, 2010

/s/ Brian Korney
Brian Korney
Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David K. Lifschultz, Chairman and Chief Executive Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: June 30, 2010

By: /s/ David K. Lifschultz

David K. Lifschultz, Chairman and
Chief Executive Officer
Genoil Inc.

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Genoil Inc. (the “Company”) for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brian Korney, Chief Financial Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: June 30, 2010

By: /s/ Brian Korney

Brian Korney,
Chief Financial Officer
Genoil Inc.