Form 20-F
GENOIL INC
filed 2011-07-01
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: January 31, 2012
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2611.00

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Common Shares: 301,145,429 as of December 31, 2010 and 304,749,275 as of May 27, 2011
Preferred shares: (zero) as of December 31, 2010.

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

		☒ Yes	☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow
		☒ Item 17	☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).
		☐Yes	☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections
12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐No

2

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		7
Item 5. Operating and Financial Review and Prospects		19
Item 6. Directors, Senior Management and Employees		24
Item 7. Major Shareholders and Related Party Transactions		28
Item 8. Financial Information		30
Item 9. The Offer and Listing		30
Item 10. Additional Information		32
Directors' Conflicts of Interest		32
Borrowing Powers		33
Directors		33
Rights Attached to Shares		33
Alteration of the Rights of Shareholders		34
Shareholders' Meetings		34
U.S. Holder of Common Shares		37
Canadian Federal Income Tax Consequences		39
United States Federal Income Tax Consequences		39
Item 11. Quantitative and Qualitative Disclosures About Market Risk		41
Item 12. Description of Securities Other than Equity Securities		41
Item 13. Defaults, Dividends Arrearages and Delinquencies		42
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		42
Item 15. Controls and Procedures		42
Item 16. [Reserved]		43
Item A	Audit Committee Financial Expert	43
Item B	Code of Ethics	43
Item C	Audit Fees	43
Item 17. Financial Statements		45
Item 19. Exhibits		45

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and senior management.
Not required as this is an annual report under the Exchange Act.
B.	Advisers.
Not required as this is an annual report under the Exchange Act.
C.	Auditors.
Not required as this is an annual report under the Exchange Act.
Item 2.	Offer Statistics and Expected Timetable
Not required as this is an annual report under the Exchange Act.

Item 3. Key Information

A. Selected financial data.

     Genoil Inc.'s ("Genoil" or the "Corporation") financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These principles conform in all material respects with US GAAP except as disclosed in Note 25 to the Consolidated Financial Statements. The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes, the other information contained in this document.

     The following selected consolidated financial data as of December 31, 2010, 2009, 2008, 2007, and 2006 and for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere, and were prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP as is discussed in detail in Note 25 to the Consolidated Financial Statements.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Years ended December 31

	2010	2009	2008	2007	2006
Revenue	-	-	41,340	108,333	23,393
Loss from continuing operations
Canadian GAAP	(5,633,838)	(5,152,996)	(7,767,173)	(11,342,560)	(13,906,047)
US GAAP	(5,683,217)	(5,052,672)	(7,727,562)	(13,348,048)	(13,922,447)
Loss for the period
Canadian GAAP	(5,633,838)	(5,152,996)	(7,767,173)	(11,342,560)	(13,906,047)
US GAAP	(5,683,217)	(5,052,672)	(7,727,562)	(13,348,048)	(13,922,447)
Loss per share from continuing operations:
Basic and diluted
Canadian GAAP	(0.02)	(0.02)	(0.03)	(0.05)	(0.07)
US GAAP	(0.02)	(0.02)	(0.03)	(0.06)	(0.07)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.02)	(0.02)	(0.03)	(0.05)	(0.07)
US GAAP	(0.02)	(0.02)	(0.03)	(0.06)	(0.07)
Total assets
Canadian GAAP	5,516,484	4,100,422	4,933,724	5,239,657	6,481,575
US GAAP	5,516,484	4,100,422	4,933,724	5,239,657	6,481,575
Net assets
Canadian GAAP	2,743,318	1,312,362	2,294,715	2,482,629	2,699,148
US GAAP	2,685,249	1,280,080	2,146,719	2,459,775	2,032,796
Share Capital
Number of Shares Outstanding	301,145,429	276,673,669	262,283,150	232,912,757	223,054,604
Canadian GAAP	55,267,218	52,207,086	51,077,866	45,676,239	34,809,229
US GAAP	87,918,285	84,858,153	83,728,933	78,327,306	67,460,296
Retained earnings (deficit)
Canadian GAAP	(73,676,060)	(68,042,222)	(62,889,226)	(55,122,053)	(43,779,493)
US GAAP	(130,451,761)	(124,768,544)	(119,715,872)	(112,064,011)	(98,715,962)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
	Years ended December 31
	2010	2009	2008	2007	2006

Shares outstanding	301,145,429	276,673,669	262,283,150	232,912,757	223,054,604
Shares issued	24,471,760	14,390,519	29,370,393	9,858,153	27,003,377

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2010	1.0299
	2009	1.1420
	2008	1.0660
	2007	1.0747
	2006	1.1341

High / Low in last six months (1 US$ = C$)

	High	Low
March 2011	0.9796	0.9737
February 2011	0.9805	0.9849
January 2011	0.9974	0.9911
December 2010	1.0112	1.0050
November 2010	1.0170	1.0099
October 2010	1.0230	1.0145
.

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors.

Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2011 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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

     Genoil has a history of substantial losses and negative cash flows. It expects these losses and negative cash flows to continue in the future. If it is unable to make a profit, the Corporation may not be able to continue to operate its business.

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

As of December 31, 2010, the following potentially dilutive instruments were outstanding:

Options outstanding	55,863,167
Warrants outstanding	26,438,416
Notes convertible	5,372,495
Convertible Preferred Shares	-

87,674,078

Common shares outstanding	301,145,429

Potential dilution	29%

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

2010	- On June 22, 2010, Genoil announced that it closed a non-brokered private placement, pursuant to which it has issued an aggregate of 7,692,308 units at a price of US$0.13 per unit to raise aggregate gross proceeds of US$1 million. Each unit is comprised of one common share in the capital of Genoil, and one
Share purchase warrant exercisable for two years following the date of issue at an exercise price of
US$0.18. The terms of the other previously announced private placement on May 25th 2010 was not approved by the TSX Venture Exchange
- On June 30, 2010, Genoil announced it has been awarded a major patent for its breakthrough sand decontamination technology by the United States patent office. The patent recognized the unique positioning of Genoil for Gulf of Mexico disaster cleanup. As a result of continued research and development, the sand decontamination patent constitutes a major advancement of the reactor design. The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters. Our sand cleaning units, which are completely portable, are able to reclaim enough contaminants to return the earth to agricultural grade soil.
- On November 3, 2010, Genoil agreed to the extension of the term of an aggregate $1,544,543.82 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued. The Notes and Warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC , Sidney B. Lifschultz 1992
Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the Notes, and an exercise price of $0.41 in respect of the Warrants.
- On November 29, 2010, Genoil announced that it had entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveys to
Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within
2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North
Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

2011	- On February 14, 2011, Genoil advised that it had paid a cash deposit of $100,000, issued 2,500,000 common shares of Genoil to the former shareholder of Two Hills, issued 2,500,000 common shares of
Genoil to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price to an agent as commission for structuring the acquisition. Concurrent with the closing of this transaction,
Thomas F. Bugg, President of Genoil, acquired from the aforementioned debtor 1,000,000 common shares of the Corporation, at a deemed price of $0.295 per common share. The acquisition was effective
December 2010.
- On March 31, 2011 Genoil Inc. also announced on the aforementioned date that the Board of Directors of the Corporation has approved a grant of an aggregate 4,250,000 options to consultants to acquire up to
4,250,000 common shares of the Corporation as compensation for services provided. These options were approved with an exercise price of C$0.20, being above the closing price of Genoil's shares on the TSX
Venture Exchange on the date preceding the press release. All of the options approved have a term of five years from the date of grant and vest immediately.
- On March 31, 2011 Genoil advised that it continues to work on oil water separation technology for the
VLCC (Very large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. Genoil continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.
- On April 6, 2011, Genoil announced that it had closed a non-brokered private placement, pursuant to which it issued an aggregate of 1,575,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of US$315,000. Each unit is comprised of one common share in the capital of Genoil (a
"Share"), and one Share purchase warrant (a "Warrant") exercisable for two years following the date of issue at an exercise price of US$0.20.

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

     Genoil has formed a new corporation in the Middle East with SBK Commercial Business Group in the United Arab Emirates. The corporation is named “Genoil Emirates”.

     The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

     The Genoil Emirates joint venture between Genoil and SBK Commercial Business Group has significant promise. Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia. The address is Building B, Near Gulf Commercial Complex Olaya, P.O. Box: 230032. It also has a branch location at Khober DAMAM, Block 7 Office 32 Khober, Telephone: +96614633181 Facsimile: +96614664763.

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

Oil/Water Separation

     The Genoil Water Treatment Department has recently increased its significance in the business model of the Corporation. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

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

     During 2010, Genoil was awarded a major patent for its breakthrough sand decontamination technology by the United States patent office. Genoil provides one of the best commercial, economic and environmentally approved off the shelf solutions for soil and water decontamination. As a result of continued research and development, the sand decontamination patent constitutes a advancement of the reactor design. The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters.

     The acquisition 100% of the issued and outstanding common shares of Two Hills Environmental Inc. conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

     This site has potential as a waste oil/water disposal and treatment facility due its convenient proximity to several waste disposal companies. Alternatively, several of these massive salt caverns could become natural gas storage facilities. Any development is subject to obtaining the proper permits from the necessary regulatory agencies, further detailed economic analysis and obtaining appropriate financing.

     Two Hills was initially formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. This asset base is comprised of a site under which very large salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes.

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

Expenditures Relating to the Sale of Products

     Genoil is primarily involved in the development of its technologies for commercial application. The Corporation engaged two full-time employees (one engineer and one administrative) and three consultants (one engineer and two financial professionals) to help in selling and marketing its products, and to seek funding during 2010. Payroll expenditures and the magnitude of the workforce have been purposefully limited as time has progressed to constrain expenditures.

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2010	2009	2008	2007	2006

Business development	382,796	433,786	691,101	828,349	1,172,098

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

Intellectual Property Rights

     Genoil has 2 patent applications under review in the United States and has been granted 7 US patents (Patent nos. 6,074,549; 6,527,960; 7,001,502; 7,014,756; 5,603,825, 7,510,689, 7,754,076 and 5,965,021), 2 Canadian patents (No. 2,243,142 and 2,306,069). Genoil either owns or licenses the rights to all intellectual properties used in its products.

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

     Genoil intends to market its products and license its GHU technology throughout the world's oil refining and production industry. Genoil is presently engaged in discussions with refining operations in North America, Europe, Latin America, Asia and the Middle East. It has entered into 15 contracts with agents that cover 36 countries to further pursue these sales. Has this been updated?

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

Plan of Operation

     The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2011 year, and possibly beyond.

     The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the implementation of the oily water separation technology for marine use or on-shore units for ports and oil reclamation sites.

     On a larger scale, Genoil also expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

     The Corporation has accumulated losses of $73.7 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

     Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future. Planning has to be done well in advance to effectuate this change.

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

     Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors. There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

C. Organizational structure.

     Genoil has a total of 9 full time employees, and also hires outside consultants as required in the cities of Calgary and Edmonton, Alberta, New York, New York, Houston, Texas, and in Europe. The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East

     Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

     Genoil has six subsidiaries: Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., Genoil Technology International C.A., Crystal Clear Solutions Inc. (the "Subsidiaries") and Genoil Emirates. Genoil (USA), Inc., a wholly-owned subsidiary, was incorporated on December 29, 2004, in the State of Delaware, to facilitate payment of charges incurred by David K. Lifschultz, CEO of the Corporation, relating to market development in the U.S.A. Genoil owns 100% of each of Hydrogen Solutions Inc. and Crystal Clear Solutions Inc., both corporations incorporated in Canada pursuant to the Business Corporations Act (Alberta). It also owns 100% of Genoil Technology International C.A., incorporated in Venezuela. None of these subsidiaries have any material assets or operations. Hydrogen Solution Inc. has had its legal entity status struck due to inactivity.

     Genoil Emirates has established its head office in Riyadh, 11321 Kingdom of Saudi Arabia. The address is Building B, Near Gulf Commercial Complex Olaya, P.O. Box: 230032. It also has a branch location at Khober DAMAM, Block 7 Office 32 Khober, Telephone: +96614633181 Facsimile: +96614664763.

D. Property, plant and equipment.

Human Resources and Facilities

     Genoil presently operates out of four main locations: an office in Edmonton, Alberta, an office in Calgary, Alberta, an office in New York, New York, and a research and development site located at Two Hills, Alberta.

     Genoil currently has four employees and one consultant based at its office in Edmonton, Alberta. During 2010, the Corporation leased 8,300 square feet and rent paid increased from $14,988.42 for the first 4 months to $15,334.25 for the next 8 months for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has three employees based at its office in Calgary, Alberta. During 2010, Genoil Calgary increased its rent from $2,000 per month in its old offices to $10,400 per month by year end due to moving the office to a new location. Calgary has been able to recover a portion of rental expense by subleasing some of the empty offices. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had two employees based at its facilities located in Two Hills, Alberta, at December 31, 2010. It uses its Two Hills facilities for research and development and for client demonstrations.

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

A. Operating results

Overview

     Genoil's financial statements are prepared in accordance with Canadian GAAP, which conform in all material respects with US generally accepted accounting principles, except as disclosed in Note 25 to the Consolidated Financial Statements, and are presented in Canadian dollars unless otherwise indicated.

     The Accounting Standards Board has confirmed the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS"). The Company will be required to adopt IFRS for the year beginning January 1, 2011. The application of IFRS in Canada requires further clarification and as a result the effect of the IFRS adoption on the Company's accounting policies and reporting standards and practices has not yet been determined

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2010 in comparison with those for the fiscal year ended December 31, 2009. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2010, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2010

Significant items

	2010	2009	2008

Revenue	$ -	$ -	$ 36,109
Interest received	$ 36	$ 758	$ 5,231

General & Administration costs
Human resources	$ 897,100	$ 1,063,179	$ 1,751,667
Business development	382,796	433,786	691,101
Professional fees	297,862	312,181	439,843
Rent	452,020	302,763	301,535
Shareholder services	88,654	99,762	185,210

Research & Development costs
Development costs	$ 67,637	$ 28,370	$ 417,102

Other items
Impairment of long term assets	$ -	$ -	$ 39,945
Accounts payable written off	-	-	-
Repurchase of royalty agreement	-	-	-
Stock-based compensation	2,636,107	1,954,930	2,861,867

Net loss	$ (5,633,838)	$ (5,152,996)	$ (7,767,173)
Per share - basic & diluted	(0.02)	(0.02)	(0.05)

     Total administration expenses decreased by 6.3% in 2010. The significant subcategories thereof are shown above.

     In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs. In 2009 directors were remunerated with stock options, which were classified as stock-based compensation.

     Business development consists mainly of travel expenses to China and the Middle East. Costs decreased due to a decrease in attendance at conferences and the related printing of marketing material.

     Professional fees are positively correlated with the level of activity and a corporate undertaking to limit the use of third party experts.

Please refer to the financial statements for details on other unusual items.

Acquisition

     On November 29, 2010, Genoil announced that it had entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

     On February 14, 2011, Genoil advised that it had paid a cash deposit of $100,000, issued 2,500,000 common shares of Genoil to the former shareholder of Two Hills, issued 2,500,000 common shares of Genoil to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price to an agent as commission for structuring the acquisition.

     This site has potential as a waste oil/water disposal and treatment facility due its convenient proximity to several waste disposal companies. Alternatively, several of these massive salt caverns could become natural gas storage facilities. Any development is subject to obtaining the proper permits from the necessary regulatory agencies, further detailed economic analysis and obtaining appropriate financing.

     In consideration of acquiring a 100% interest in Two Hills, the Corporation is required to pay a cash deposit of $100,000, issue 2,500,000 common shares of Genoil and also issue a warrant to purchase 250,000 common shares at market price upon closing to the former shareholder of Two Hills. To satisfy a debtor and litigant in the amount of $800,000 against Two Hills, Genoil will issue 2,500,000 common shares to that party.

     The purchase price for the acquired common shares of Two Hills was arrived at through an arm's length negotiation process with the shareholder of Two Hills from whom such shares were purchased. This was further complemented by due diligence work conducted by Genoil which included, but was not limited to; (i) due diligence searches; (ii) review of the financial statements and records of Two Hills; (iii) interviews with Two Hills management; and (iv) review of the Two Hills minute book.

B. Liquidity and Capital Resources

     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2011 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

On June 22, 2010, Genoil announced that it closed a non-brokered private placement, pursuant to which it has issued an aggregate of 7,692,308 units at a price of US$0.13 per unit to raise aggregate gross proceeds of US$1 million. Each unit is comprised of one common share in the capital of Genoil, and one Share purchase warrant exercisable for two years following the date of issue at an exercise price of US$0.18. The terms of the other previously announced private placement on May 25th 2010 was not approved by the TSX Venture Exchange.

     On November 3, 2010, Genoil agreed to the extension of the term of an aggregate $1,544,543.82 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued. The Notes and Warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the Notes, and an exercise price of $0.41 in respect of the Warrants. The Notes and Warrants had an original term expiring on October 6, 2009, which had been amended and extended to October 6, 2010, and will be further amended and extended to October 6, 2011. The Notes and Warrants will remain substantially unamended in all other respects. In the absence of such extension the Notes would be overdue and payable immediately upon demand.

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

E. Off-Balance Sheet Arrangements.

Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	221,144	189,944	31,200
Pymt to SBK Commercial Business Group	900,000	150,000	450,000	300,000
Convertible notes	1,894,639	1,588,214		306,425

	3,015,784	1,928,159	481,200	606,425	-

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

				Number of Securities
				Controlled by Director
Name and Office	Principal Occupation For	Date of		and Percentage of
Held	Past Five Years	Birth	Appointment	Total (*)

David K. Lifschultz*	Chief Executive Officer of Genoil	23-Nov-45	25-Feb-02	77,545,019
Larchmont, New	Inc. from 2002 to present.			25.7%
York

Chairman and CEO	Chairman of the board of directors
	of Genoil Inc. from 2002 to
	present.
	President and Chief Executive
	Officer of Lifschultz Terminal and
	Leasing, Inc. (Joint Venture
	Investment Company) from 1987
	to present.
	Chairman and Chief Executive
	Officer of Lifschultz Industries,
	Inc. (Manufacturer of scientific
	and industrial temperature
	measurement systems) from 1991
	to 2000.

David Johnson	Attorney and Trade-mark Agent,	01-Nov-69	26-Feb-08	Nil
Montreal, Quebec	Director and Secretary-Treasurer
Canada	of the International Law
Director	Association, Canadian Branch

Thomas Bugg	President and Director since June	30-Sep-50	06-Jun-08	1,000,000
Calgary, Alberta	6, 2008			0.3%
Canada
Director

Alan Heller	Mr. Heller is President and	13-May-40	09-Mar-10	1,538,461
New York, NY	Founder of Heller Inc. since 1971,			0.5%
USA	an international furniture
Director	manufacturer in the United States
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
Edmonton, Alberta

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2010. More information on insider holdings is available on SEDI www.sedi.ca.

B. Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	-	4,700,000	0.18	27/01/2015
Chairman & CEO		2,500,000	0.14	29/03/2015
		1,500,000	0.2	31/05/2015
		1,000,000	0.16	12/08/2015
		500,000	0.29	17/11/2015

Thomas Bugg		1,500,000	0.29	17/11/2015
Director	-

Brian Korney	$ 70,000	250,000	0.29	17/11/2015
CFO

Peter Chung, VP
Engineering	$ 12,500

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

     As of December 31, 2010, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Alan Heller, Tom Bugg and David Johnson. Of the Board, Messrs. Johnson and Heller are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Tom Bugg is not considered to be independent as he is the President. David Johnson was appointed to the board as well as its audit committee on February 26, 2008. Alan Heller was appointed to the Board as well as the audit committee in March 2010.

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

     Audit Committee. The Audit Committee consisted of Alan Heller, David Johnson and David Lifschultz. The responsibilities of the Audit Committee include:

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

     Compensation Committee. The Compensation Committee consists of Tom Bugg and David Johnson. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.

Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

     At December 31, 2010, there were a total of 14 employees and consultants working for Genoil. Of these, 3 are senior management, 3 are middle management, 1 is an advisor to the Board, 1 is employed in an administrative capacity, 3 are engineers, 2 are technologists and operators. The Corporation currently has 4 employees and consultant in the Calgary, Alberta, office, 6 employees and consultants in the Edmonton office, 2 operators at its Two Hills, Alberta, facility, 1 employee in Romania and the rest works from the USA. Genoil has no labour unions and no temporary staff..

     As at December 31, 2009, there were a total of 15 employees working for Genoil and as at December 31, 2008, Genoil employed a total of 15 employees.

E. Share ownership.

     There were 301,145,429 Common Shares issued and outstanding as of December 31, 2010 (2009 –276,673,669). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of May 27, 2011, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2010, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 304,749,275 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	77,545,019	25.4%

     David Lifschultz has acquired his shareholdings incrementally during the past five years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. His beneficial holdings include 6,063,609 Common Shares over which he exercises control as a trustee and through corporations that he controls, 22,100,000 stock options, 2,290,841 warrants and 627,350 shares convertible from notes that he currently holds. Mr. Lifschultz is a resident in New York.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at May 27, 2011, CDS & Co. was the registered owner of 139,391,023 Common Shares, which represents approximately 46% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 83,425,288 Common Shares, representing 27% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

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

     Additional funds were advanced to the Company in 2009 from officers and companies controlled by officers totaling $172,124. These loans were repaid through the private placement that was conducted in February 2010.

     Included in administrative expenses for the year are consulting fees of $7,500 (2009 - $136,915, 2008 -$384,942) paid to companies controlled by officers of the Company.

     In 2010, an advance of $31,400 was made to an officer of the Company. This loan is non-interest bearing with no set terms of repayment

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

• the monthly high and low market prices for the most recent six months.

	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2006	$1.87	$0.24	$1.62	$0.20
Fiscal year ended December 31, 2007	$0.75	$0.40	$0.77	$0.36
Fiscal year ended December 31, 2008	$0.88	$0.10	$0.88	$0.08
Fiscal year ended December 31, 2009	$0.31	$0.10	$0.29	$0.10
Fiscal year ended December 31, 2010	$0.36	$0.12	$0.34	$0.18

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2009
First Quarter	$0.26	$0.17	$0.24	$0.13
Second Quarter	$0.20	$0.12	$0.17	$0.11
Third Quarter	$0.31	$0.11	$0.29	$0.10
Fourth Quarter	$0.20	$0.10	$0.19	$0.10

Fiscal year ended December 31, 2010
First Quarter	$0.18	$0.13	$0.18	$0.14
Second Quarter	$0.23	$0.12	$0.21	$0.12
Third Quarter	$0.22	$0.15	$0.21	$0.13
Fourth Quarter	$0.36	$0.12	$0.35	$0.13

Most Recent Six Months	High	Low	High	Low

October 2010	$0.33	$0.12	$0.32	$0.13
November 2010	$0.36	$0.29	$0.35	$0.28
December 2010	$0.31	$0.29	$0.32	$0.28
January 2011	$0.30	$0.24	$0.30	$0.24
February 2011	$0.26	$0.22	$0.26	$0.22
March 2011	$0.24	$0.18	$0.25	$0.19

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

2. In February 2009, the Company signed a joint venture agreement with the Clarendon Group to co-
operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil’s
Crystal Oily Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and port servicing companies internationally. Clarendon Group has made significant contacts in
Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the
United Kingdom and other parts of Europe.

3. On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of
China’s major shipping harbours.

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

4. On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in
China, for the implementation of Genoil’s bilge water treatment system.

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

5. On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark
Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition its Genoil upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

6. Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the TSX Venture
Exchange and Canadian securities legislation.

7. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co.,
Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott, having a conversion price equal to C$0.27 in respect of the notes, and an exercise price of C$0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. The notes and warrants remain substantially unamended in all other respects.

8. The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of
1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.

9. In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

10. The Company also did a shares-for-debt transactions issuing a total of 2,265,192 common shares at
C$0.13. There were no warrants issued with the shares-for-debt transaction.

11. On June 22, 2010, Genoil announced that it closed a non-brokered private placement, pursuant to which it has issued an aggregate of 7,692,308 units at a price of US$0.13 per unit to raise aggregate gross proceeds of US$1 million. Each unit is comprised of one common share in the capital of Genoil, and one
Share purchase warrant exercisable for two years following the date of issue at an exercise price of
US$0.18. The terms of the other previously announced private placement on May 25th 2010 was not approved by the TSX Venture Exchange.

12. On November 3, 2010, Genoil agreed to the extension of the term of an aggregate $1,544,543.82 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued. The Notes and Warrants were originally issued to a group of four investors in
October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust
and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the Notes, and an exercise price of $0.41 in respect of the Warrants.

The Notes and Warrants had an original term expiring on October 6, 2009, which had been amended and extended to October 6, 2010, and will be further amended and extended to October 6, 2011. The Notes and
Warrants will remain substantially unamended in all other respects. In the absence of such extension the
Notes would be overdue and payable immediately upon demand.

13. On November 29, 2010, Genoil entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc.

In consideration of acquiring a 100% interest in Two Hills, the Corporation is required to pay a cash deposit of $100,000, issue 2,500,000 common shares of Genoil and also issue a warrant to purchase 250,000 common shares at market price upon closing to the former shareholder of Two Hills. To satisfy a debtor and litigant in the amount of $800,000 against Two Hills, Genoil will issue 2,500,000 common shares to that party.

On February 14, 2011, Genoil paid a cash deposit of $100,000, issued 2,500,000 common shares of Genoil to the former shareholder of Two Hills, issued 2,500,000 common shares of Genoil to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price to an agent as commission for structuring the acquisition.

14. On April 6, 2011, Genoil closed a non-brokered private placement, pursuant to which it s issued an aggregate of 1,575,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of
US$315,000. Each unit is comprised of one common share in the capital of Genoil (a "Share"), and one
Share purchase warrant (a "Warrant") exercisable for two years following the date of issue at an exercise price of US$0.20.

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

U.S. Holder of Common Shares

     References to a "U.S. Holder of common shares" in this section include individuals, corporations, trusts or estates who are holders of Common Shares and who:

• for purposes of the Income Tax Act (Canada) (the "ITA") and the Canada-United States Income Tax

  Convention (1980), as amended by the protocol signed on July 29, 1997, (the "Treaty") are residents of theU.S. and have never been residents of Canada;
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

H. Documents on display.

No longer required

I. Subsidiary information.

     Genoil has six subsidiaries; Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., Crystal Clear Solutions Ltd., Genoil Technology International C.A. and Genoil Emirates Genoil owns 100% of Genoil (USA) Inc., Hydrogen Solutions Inc, Crystal Clear Solutions Ltd., Genoil Technology International C.A, and Genoil Emirates. None of these aforementioned subsidiaries has any material assets. Genoil owns 50.1% of Velox Corporation. Genoil (USA) Inc., incorporated in the United States, is owned 100% by Genoil.

Genoil has formed a new corporation in the Middle East with SBK. Commercial Business Group in the United Arab Emirates. The corporation is named “Genoil Emirates”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

The Genoil Emirates joint venture between Genoil and SBK Commercial Business Group has enormous promise. Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia.

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

     For the year ended December 31, 2010 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts

(b) Management's annual report on internal control over financial reporting.

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

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2010 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2010 consolidatedfinancial statements.

Item C

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

Item 16. [Reserved]

Not applicable.

Item A Audit Committee Financial Expert

     The board of directors has determined that David Johnson, who is a lawyer, qualifies as a financial expert. He is an independent director for this purpose.

Item B Code of Ethics

     Genoil has adopted a Code of Conduct that meets the requirements of the definition of a "Code of Ethics" as that term is defined in Item 16B(b) of Form 20-F. Genoil's Code of Conduct is applicable to all of its employees, including its principal executive officer and principal financial officer. The Corporation does not currently employ a principal accounting officer. Its Code of Conduct has been amended end of December 2007 and copy was attached as Exhibit 11.1 to Form 20-F in that year.

Audit Fees

     Meyers Norris Penny LLP has served as the Corporation’s auditors from August 2008 onwards.. The following table summarizes the aggregate fees for professional audit services and other services rendered by Meyers Norris Penny LLP in the past two years.

In Canadian dollars

		2010	2009

	Audit Fees	$145,166	$120,298
	Audit-Related Fees	-	$8,571
	Tax	-	-
	All Other Fees	15,663	-

	Total	$160,829	$128,869

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

PART III

Item 17. Financial Statements

The Consolidated Financial Statements for years ended December 31, 2010 and 2009 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 25, the differences between Canadian and US GAAP.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2010.

(b)	Management Analysis & Discussion for the year ended December 31, 2010.

(c)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
4.1*	Sample Marketing Agreement
4.2*****	Funding Agreement with David K Lifschultz
11.1*****	Amended Code of Conduct as adopted on December 15, 2007
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley

Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

14.1	Independent Auditor’s Consent of Meyers Norris Penny LLP

14.2	Independent Auditor’s Report &;Comments by Auditors for US Readers on Canada-
United States Reporting Differences of BDO Dunwoody LLP

2.7	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz
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

Dated June 30, 2011

GENOIL INC. By: /s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer