Form 20-F
period 2011-12-31
GENOIL INC
filed 2012-05-31
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number:	3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires:	May 31, 2014
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…............................................2645.00

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from______________ to ___________________

Commission file number:

GENOIL INC.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

717 – 7 Avenue S.W., Suite 1430
Calgary, Alberta, Canada T2P 0Z3
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

Common Shares: 318,264,541 as of December 31, 2011 and 318,264,541 as of April 30, 2012 Preferred shares: (zero) as of December 31, 2011.

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

(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow

☐Item 17	☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes	☒ No

2

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes	☐No

3

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		7
Item 5. Operating and Financial Review and Prospects		20
Item 6. Directors, Senior Management and Employees		24
Item 7. Major Shareholders and Related Party Transactions		28
Item 8. Financial Information		30
Item 9. The Offer and Listing		30
Item 10. Additional Information		31
Directors' Conflicts of Interest		32
Borrowing Powers		32
Directors		32
Rights Attached to Shares		33
Alteration of the Rights of Shareholders		33
Shareholders' Meetings		34
U.S. Holder of Common Shares		37
Canadian Federal Income Tax Consequences		38
United States Federal Income Tax Consequences		39
Item 11. Quantitative and Qualitative Disclosures About Market Risk		41
Item 12. Description of Securities Other than Equity Securities		41
Item 13. Defaults, Dividends Arrearages and Delinquencies		42
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		42
Item 15. Controls and Procedures		42
Item 16. [Reserved]		43
Item A	Audit Committee Financial Expert	43
Item B	Code of Ethics	43
Item C	Audit Fees	43
Item 17. Financial Statements		45
Item 19. Exhibits		45

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and senior management.
Not required as this is an annual report under the Exchange Act.
B.	Advisers.
Not required as this is an annual report under the Exchange Act.
C.	Auditors.
Not required as this is an annual report under the Exchange Act.
Item 2.	Offer Statistics and Expected Timetable
Not required as this is an annual report under the Exchange Act.
Item 3.	Key Information
A.	Selected financial data.

     Genoil Inc.'s ("Genoil" or the "Corporation") financial statements are prepared in accordance with International Financial Reporting Standard (IFRS). The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes, the other information contained in this document.

     The following selected consolidated financial data as of December 31, 2011, 2010, 2009, 2008, and 2007 and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere. The selected financial data for the years ended December 31, 2011 and 2010 is presented in accordance with IFRS. The Company’s transition date to IFRS was January 1, 2010. The financial data for dates and periods prior to January 1, 2010 have not been restated and have been prepared under Canadian GAAP. Reference is made to note 24 to the Company’s consolidated financial statements for a description of the transition from Canadian GAAP to IFRS.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Years ended December 31

	2011	2010	2009	2008	2007
Revenue	-	-	-	41,340	108,333
Loss from continuing operations
IFRS	(1,758,748)	(7,856,827)
Canadian GAAP			(5,152,996)	(7,767,173)	(11,342,560)
US GAAP			(5,052,672)	(7,727,562)	(13,348,048)
Loss for the period
IFRS	(1,758,748)	(7,856,827)
Canadian GAAP			(5,152,996)	(7,767,173)	(11,342,560)
US GAAP			(5,052,672)	(7,727,562)	(13,348,048)
Loss per share from continuing operations:
Basic and diluted
IFRS	(0.01)	(0.03)
Canadian GAAP			(0.02)	(0.03)	(0.05)
US GAAP			(0.02)	(0.03)	(0.06)
Income (loss) per share: Basic and diluted
IFRS	(0.01)	(0.03)
Canadian GAAP			(0.02)	(0.03)	(0.05)
US GAAP			(0.02)	(0.03)	(0.06)
Total assets
IFRS	4,570,764	5,395,745
Canadian GAAP			4,100,422	4,933,724	5,239,657
US GAAP			4,100,422	4,933,724	5,239,657
Net assets
IFRS	101,339	(1,482,707)
Canadian GAAP			1,312,362	2,294,715	2,482,629
US GAAP			1,280,080	2,146,719	2,459,775
Share Capital
Number of Shares Outstanding	318,264,541	301,145,429	276,673,669	262,283,150	232,912,757
IFRS	56,966,166	55,359,595
Canadian GAAP			52,207,086	51,077,866	45,676,239
US GAAP			84,858,153	83,728,933	78,327,306
Retained earnings (deficit)
IFRS	(75,813,747)	(74,054,999)
Canadian GAAP			(68,042,222)	(62,889,226)	(55,122,053)
US GAAP			(124,768,544)	(119,715,872)	(112,064,011)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
	Years ended December 31
	2011	2010	2009	2008	2007

Shares outstanding	318,264,541	301,145,429	276,673,669	262,283,150	232,912,757
Shares issued	17,119,112	24,471,760	14,390,519	29,370,393	9,858,153

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2011	0.9891
	2010	1.0299
	2009	1.1420
	2008	1.0660
	2007	1.0747

High / Low in last six months (1 US$ = C$)

	High	Low
March 2012	1.0006	0.9859
February 2012	1.0028	0.9895
January 2012	1.0270	1.0007
December 2011	1.0396	1.0096
November 2011	1.0494	1.0081
October 2011	1.0549	0.9913
.

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors.

Going Concern

     To date Genoil has not attained commercially viable operations from its various patents and technology rights. Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights. The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2012 as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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

As of December 31, 2011, the following potentially dilutive instruments were outstanding:

Options outstanding	60,668,500
Warrants outstanding	21,312,515
Notes convertible	5,024,964

87,005,979

Common shares outstanding	318,264,541

Potential dilution	27%

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

     The address of its head office is 1430, 717 – 7 Avenue S.W., Calgary, Alberta, T2P 0z3 and its phone number is (403) 750-3450.

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
- In June 2011, the Company issued promissory notes in the amount of C$346,018. The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011.
- In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the
Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11; $706,709 was allocated to share capital and an estimated fair value on the warrants of
$270,379 was credited to contributed surplus. The third transaction issued 557,255 common shares at
$0.115 and allocated $64,084 to share capital.
- During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and
MU 40 of 5 m3/h and 10 m3/h.

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

Expenditures Relating to the Sale of Products

     Genoil is primarily involved in the development of its technologies for commercial application. The Corporation engaged two full-time employees (one engineer and one administrative) and three consultants (one engineer and two financial professionals) to help in selling and marketing its products, and to seek funding during 2011. Payroll expenditures and the magnitude of the workforce have been purposefully limited as time has progressed to constrain expenditures.

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2011	2010	2009	2008	2007

Business development	186,218	171,480	114,526	201,246	324,449
Travel expenses	154,201	211,316	319,260	489,854	503,900

     Business development expenses consist largely of traveling expenses as officers traveled, mainly to China, USA and Middle Eastern countries, to negotiate contracts and present at conferences. Other major expenses for business development are marketing and website development

     Genoil does not intend to commit to any expenditures of any other nature, beyond expenditures necessary for the development and maintenance of its technologies, in the near future.

     While Genoil’s primary commercial focus has been on the GHU, it has also recently made advances with respect to potential near term revenue opportunities from its Crystal products. Genoil anticipates sales of Crystal units based on increasingly strict environmental regulations. Therefore, the Company is anticipating the generation of income in the short term from sale of oil/water separation equipment. The Corporation continues to believe that the largest potential for medium and long-term revenue is based on sales of the GHU technology.

Geographic Markets

     The Company markets its technology mainly to potential customers in the Middle East, Russia and China. The markets for Genoil’s products are global.

Intellectual Property Rights

     Genoil has 1 patent application under review in the United States and has been granted 7 US patents (Patent nos. 6,527,960; 7,001,502; 7,014,756; 5,603,825, 7,510,689, 7,704,400, and, 7,754,076), 2 Canadian patents (No. 2,243,142 and 2,306,069). Genoil either owns or licenses the rights to all intellectual properties used in its products.

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

     The Corporation is subject to securities regulation in the Canadian jurisdictions in which it is a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, the Company is subject to its rules. The Corporation's shares are also traded on the Over the Counter Bulletin Board (“OTCBB”) and as such, the Corporation is subject to the OTCBB listing requirements. Genoil must maintain a legislated level of public disclosure and must maintain minimum listing requirements based on its financial performance, resources and stage of development.

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

     The Corporation has accumulated losses of $75.8 million to year ended December 31, 2011 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

C. Organizational structure.

     Genoil has a total of 8 full time employees, and also hires outside consultants as required in the cities of Calgary and Edmonton, Alberta, New York, New York, and in Europe. The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East

     Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

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

     Genoil currently has four employees based at its office in Edmonton, Alberta. During 2011, the Corporation leased 8,300 square feet and rent paid went from $15,334.25 for the first 4 months to $15,258.16 for the next 4 months and then increased to $15,604.00 for the last 4 months for rental of this space. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has two employees based at its office in Calgary, Alberta. During 2011, Genoil Calgary increased its rent from $10,400 per month to $12,290 per month by year end due to increasing the office space. Calgary has been able to recover a portion of rental expense by subleasing some of the empty offices. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had one employee based at its facilities located in Two Hills, Alberta, at December 31, 2011. It uses its Two Hills facilities for research and development and for client demonstrations.

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

A. Operating results

Overview

     Genoil's financial statements are prepared in accordance with International Financial Reporting Standards, and are presented in Canadian dollars unless otherwise indicated.

     The Company adopted IFRS on January 1, 2011. The Company’s financial statements as at and for the year ended December 31, 2010 were restated to conform with IFRS. Reference is made to note 24 to the Company’s consolidated financial statements for a description of the transition from Canadian GAAP to IFRS.

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2011 in comparison with those for the fiscal year ended December 31, 2010. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2011, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2011

Significant items

	2011	2010	2009
	IFRS	IFRS	CGAAP

Revenue	$ -	$ -	$ -
Interest received	61	$ 36	$ 758

General & Administration costs
Human resources	$ 744,717	$ 897,100	$ 1,063,179
Business development	186,218	171,480	114,526
Travel	154,201	211,316	319,260
Professional fees	788,691	297,862	312,181
Rent	347,908	452,020	302,763
Shareholder services	73,344	88,654	99,762

Research & Development costs
Development costs	$ 158,186	$ 67,637	$ 28,370

Other items
Loss on repayment of debt	$ 58,891	$ -	$ -
Loss on disposal of assets	201,092	-	-
Loss on impairment of intangible assets	291,994	-	-
Stock-based compensation	1,744,590	2,635,046	1,859,202

Net loss	$ (1,758,748)	$ (7,856,827)	$ (3,308,946)
Per share - basic & diluted	(0.01)	(0.03)	(0.02)

     Total administration expenses increased by 6.8% in 2011. The significant subcategories thereof are shown above.

     In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs. In 2009 directors were remunerated with stock options, which were classified as stock-based compensation.

     Business development consists mainly of travel expenses to China and the Middle East. Also included are marketing and website development costs. Travel costs have decreased due to a decrease in attendance at conferences and the related printing of marketing material. Business development costs have increased due to more marketing and development of the website.

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

     On November 3, 2010, Genoil agreed to the extension of the term of an aggregate $1,544,543.82 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued. The Notes and Warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the Notes, and an exercise price of $0.41 in respect of the Warrants. The Notes and Warrants had an original term expiring on October 6, 2009, which had been amended and extended to October 6, 2010, and will be further amended and extended to October 6, 2011. The Notes and Warrants will remain substantially unamended in all other respects. In the absence of such extension the Notes would be overdue and payable immediately upon demand. The Company is currently negotiating to renew or extend the Series E notes, which matured October 6, 2011, for an additional year.

     On April 6, 2011, Genoil announced that it had closed a non-brokered private placement, pursuant to which it issued an aggregate of 1,550,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of US$310,000. Each unit is comprised of one common share and one share purchase warrant exercisable for two years following the date of issue at an exercise price of US$0.20.

     In June 2011, the Company issued promissory notes in the amount of C$346,018. The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011.

     In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11; $706,709 was allocated to share capital and an estimated fair value on the warrants of $270,379 was credited to contributed surplus. The third transaction issued 557,255 common shares at $0.115 and allocated $64,084 to share capital.

     During November 2011, the Company completed a private placement for US$514,321 at US$0.10 per common shares, issuing 5,143,207 common shares with an attached warrant exercisable at US$0.10 with a five year term. $188,401 was allocated to share capital and the estimated $350,041 fair value of warrants was credited to contributed surplus.

     There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances. However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.

C. Research and development, patents and licenses, etc.

     Genoil does not presently plan to conduct any major new research and development, but will continue to refine and fine-tune its present complement of technologies. During 2011, the Company spent $174,737 for the construction of a Crystal Sea unit that is to be tested in Alberta.

D. Trend information.

Currently Genoil has no sales inventory or production.

E. Off-Balance Sheet Arrangements.

Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

		Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	132,273	132,273	-	-	-
Pymt to SBK Commercial Business Group	900,000	150,000	450,000	300,000	-
Convertible notes	1,941,454	1,787,941	153,513

	2,973,727	2,070,214	603,513	300,000	-

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

				Number of Securities
				Controlled by Director
Name and Office	Principal Occupation For	Date of		and Percentage of
Held	Past Five Years	Birth	Appointment	Total (*)

David K. Lifschultz*	Chief Executive Officer of Genoil	23-Nov-45	25-Feb-02	73,991,275
Larchmont, New	Inc. from 2002 to present.			23.2%
York

Chairman and CEO	Chairman of the board of directors
	of Genoil Inc. from 2002 to
	present.
	President and Chief Executive
	Officer of Lifschultz Terminal and
	Leasing, Inc. (Joint Venture
	Investment Company) from 1987
	to present.
	Chairman and Chief Executive
	Officer of Lifschultz Industries,
	Inc. (Manufacturer of scientific
	and industrial temperature
	measurement systems) from 1991
	to 2000.

David Johnson	Attorney and Trade-mark Agent,	01-Nov-69	26-Feb-08	Nil
Montreal, Quebec	Director and Secretary-Treasurer
Canada	of the International Law
Director	Association, Canadian Branch

Thomas Bugg	President and Director since June	30-Sep-50	06-Jun-08	1,000,000
Calgary, Alberta	6, 2008			0.03%
Canada
Director

Alan Heller	Mr. Heller is President and	13-May-40	09-Mar-10	1,538,461
New York, NY	Founder of Heller Inc. since 1971,			0.04%
USA	an international furniture
Director	manufacturer in the United States
	and Europe. He is also a
	successful real estate investor with
	properties throughout the New
	York area

Number of Securities
Controlled by
Name and	Principal Occupation For	Date of		Director and
Office Held	Past Five Years	Birth	Appointment	Percentage of Total

Brian Korney,	Chief Financial Officer of	02-Dec-50	1-May-09	N/A
Chief Financial	Genoil Inc. from May 1, 2009
Officer, Calgary,
Alberta

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2011. More information on insider holdings is available on SEDI www.sedi.ca.

B. Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	$ -	237,905	0.29	15/11/2015
Chairman & CEO

Thomas Bugg	$ -	713,714	0.29	15/11/2015
Director

Brian Korney	$ 87,500	118,952	0.29	15/11/2015
CFO		200,000	0.11	15/08/2016

Alan Heller	$ -	1,150,000	0.11	15/08/2016
Director		118,952	0.29	15/11/2015

David Johnson	$ -	1,000,000	0.11	15/08/2016
Director		118,952	0.29	15/11/2015

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

     (d) ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles, and the timely reporting of developments material to the Corporation..

Composition of the Board of Directors

     As of December 31, 2011, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Alan Heller, Tom Bugg and David Johnson. Of the Board, Messrs. Johnson and Heller are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Tom Bugg is not considered to be independent as he is the President. David Johnson was appointed to the board as well as its audit committee on February 26, 2008. Alan Heller was appointed to the Board as well as the audit committee in March 2010.

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

D. Employees.

     At December 31, 2011, there were a total of 10 employees and consultants working for Genoil. Of these, 3 are senior management, 2 are middle management, 1 is an advisor to the Board, 1 is employed in an administrative capacity, 2 are engineers, 1 is technologist and operator. The Corporation currently has 2 employees in the Calgary, Alberta, office, 3 employees and consultants in the Edmonton office, 1 operator at its Two Hills, Alberta, facility, 1 employee in Romania and the rest work from the USA. Genoil has no labour unions and no temporary staff.

     As at December 31, 2010, there were a total of 14 employees working for Genoil and as at December 31, 2009, Genoil employed a total of 15 employees.

E. Share ownership.

     There were 318,264,541 Common Shares issued and outstanding as of December 31, 2011 (2010 – 301,145,429). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of April 30, 2012, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2011, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 318,264,541 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	73,991,275	23.2%

     David Lifschultz has acquired his shareholdings incrementally during the past five years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. His beneficial holdings include 6,063,609 Common Shares over which he exercises control as a trustee and through corporations that he controls, 22,100,000 stock options, no warrants and 502,056 shares convertible from notes that he currently holds. Mr. Lifschultz is a resident in New York.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at April 30, 2012, CDS & Co. was the registered owner of 146,752,0447 Common Shares, which represents approximately 46% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 83,881,8048 Common Shares, representing 26% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

     To the best of its knowledge, Genoil is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

     The following is a description of the related party transactions that have occurred during the years ended December 31, 2011 and 2010.

     In 2010, an advance of $31,400 was made to an officer of the Company. This loan is non-interest bearing with no set terms of repayment. During the year ended December 31, 2011, the Company advanced a net amount of $62,692 to an officer of the company resulting in a balance of $94,092 outstanding as at December 31, 2011, which approximates fair value.

     Funds were advanced to the Company in 2009 from officers and companies controlled by officers totaling $172,124. These loans were repaid through the private placement that was conducted in February 2010.

     Included in administrative expenses for the year ended December 31, 2011 are consulting fees of $nil (2010 -$7,500) paid to companies controlled by an officer of the Company.

     These transactions occurred in the normal course of operations and have been recognized at the agreed to exchange amount which in the opinion of management approximates fair value of the services rendered.

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
	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2007	$0.75	$0.40	$0.77	$0.36
Fiscal year ended December 31, 2008	$0.88	$0.10	$0.88	$0.08
Fiscal year ended December 31, 2009	$0.31	$0.10	$0.29	$0.10
Fiscal year ended December 31, 2010	$0.36	$0.12	$0.34	$0.18
Fiscal year ended December 31, 2011	$0.30	$0.07	$0.31	$0.07

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2010	$0.18	$0.13	$0.18	$0.14
First Quarter	$0.23	$0.12	$0.21	$0.12

Second Quarter	$0.22	$0.15	$0.21	$0.13
Third Quarter	$0.36	$0.12	$0.35	$0.13
Fourth Quarter

Fiscal year ended December 31, 2011
First Quarter	$0.30	$0.17	$0.31	$0.17
Second Quarter	$0.21	$0.14	$0.22	$0.14
Third Quarter	$0.18	$0.09	$0.18	$0.10
Fourth Quarter	$0.13	$0.07	$0.13	$0.07

Most Recent Six Months	High	Low	High	Low

October 2011	$0.13	$0.09	$0.12	$0.08
November 2011	$0.11	$0.08	$0.11	$0.07
December 2011	$0.13	$0.07	$0.13	$0.07
January 2012	$0.16	$0.10	$0.15	$0.10
February 2012	$0.11	$0.09	$0.11	$0.09
March 2012	$0.10	$0.08	$0.11	$0.07

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

These provisions do not deviate significantly from U. S. law, insofar as the following matters are concerned:

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

15. In June 2011, the Company issued promissory notes in the amount of C$346,018. The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011.

16. In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the
Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11; $706,709 was allocated to share capital and an estimated fair value on the warrants of $270,379 was credited to contributed surplus. The third transaction issued 557,255 common shares at $0.115 and allocated $64,084 to share capital.

17. During November 2011, the Company completed a private placement for US$514,321 at US$0.10 per common shares, issuing 5,143,207 common shares with an attached warrant exercisable at US$0.10 with a five year term. $188,401 was allocated to share capital and the estimated $350,041 fair value of warrants was credited to contributed surplus.

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

     For the year ended December 31, 2011 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts

(b) Management's annual report on internal control over financial reporting.

     Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance International Financial Reporting Standards (“IFRS”)

The Company's internal controls over financial reporting includes those policies and procedures that

I.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

II.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

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

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2011 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2011 consolidatedfinancial statements.

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

Item C Audit Fees

      MNP LLP has served as the Corporation’s auditors from August 2008 onwards. The following table summarizes the aggregate fees for professional audit services and other services rendered by Meyers Norris Penny LLP in the past two years.

In Canadian dollars

	2011	2010

Audit Fees	$211,520	$145,166
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	29,960	15,663

Total	$241,480	$160,829

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

Item F Change in registrant’s Certifying Accountant

     At a meeting of Genoil’s shareholders on August 14, 2008, MNP LLP was appointed as auditor of Genoil; BDO Dunwoody LLP was not reappointed or proposed for reappointment in that role.

In the opinion of Genoil, no reportable event occurred prior to the change.

PART III

Item 17. Financial Statements

The Consolidated Financial Statements for years ended December 31, 2011 and 2010 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements using International Financial Reporting Standards for the 2011 and 2010 year end.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2011.

(b)	Management Analysis & Discussion for the year ended December 31, 2011.

(c)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz
Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz
Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz
and Bruce Abbott
4.1*	Sample Marketing Agreement
4.2*****	Funding Agreement with David K Lifschultz
11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

14.1	Independent Auditor’s Consent of MNP LLP

14.2	Independent Auditor’s Report &;Comments by Auditors for US Readers on Canada-
United States Reporting Differences of BDO Dunwoody LLP

*	These exhibits were filed with Genoil's 2003 Form 20-F.
**	This exhibit was filed with Genoil's 2004 Form 20-F.
***	These exhibits were filed with Genoil's 2005 Form 20-F.
**** .	These exhibits were filed with Genoil’s 2006 Form 20-F
*****	These exhibits were filed with Genoil’s 2007 Form 20-F.
*/	This exhibit was filed with Genoil’s 2009 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated _May 30, 2012

GENOIL INC. By: / signed / David Lifschultz David K. Lifschultz Chief Executive Officer