Form 20-F
GENOIL INC
filed 2013-02-28
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number:	3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires:	May 31, 2014
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2645.00

AMENDED FORM 20-F
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

For the transition period from ____________to_____________________

Commission file number:

GENOIL INC.

(Exact name of Registrant as specified in its charter) Canada (Jurisdiction of incorporation or organization)

727 – 7 Avenue S.W., Suite 1580 Calgary, Alberta, Canada T2P 0Z5 (Address of principal executive offices) Tel (403) 750-3450 Fax (403) 290-0592 Contact: Brian Korney

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
(Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by ☒	Other ☐
the International Accounting Standards Board

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections
12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

3

Contents
Item 1. Identity of Directors, Senior Management and Advisers		2
Item 2. Offer Statistics and Expected Timetable		2
Item 3. Key Information		2
Item 4. Genoil's Information		10
Item 5. Operating and Financial Review and Prospects		23
Item 6. Directors, Senior Management and Employees		28
Item 7. Major Shareholders and Related Party Transactions		32
Item 8. Financial Information		34
Item 9. The Offer and Listing		34
Item 10. Additional Information		35
Directors' Conflicts of Interest		36
Borrowing Powers		36
Directors		36
Rights Attached to Shares		37
Alteration of the Rights of Shareholders		37
Shareholders' Meetings		38
U.S. Holder of Common Shares		41
Canadian Federal Income Tax Consequences		42
United States Federal Income Tax Consequences		43
Item 11. Quantitative and Qualitative Disclosures About Market Risk		45
Item 12. Description of Securities Other than Equity Securities		45
Item 13. Defaults, Dividends Arrearages and Delinquencies		46
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		46
Item 15. Controls and Procedures		46
Item 16. [Reserved]		47
Item A	Audit Committee Financial Expert	47
Item B	Code of Ethics	47
Item C	Audit Fees	47
Item 17. Financial Statements		49
Item 19. Exhibits		49

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

Selected Consolidated Financial Information (based on IFRS)

(All amounts in Canadian dollars)

	Years ended December 31

	2011	2010
Revenue	-	-
Loss from continuing operations
IFRS	(1,758,748)	(7,856,827)
Loss for the period
IFRS	(1,758,748)	(7,856,827)
Loss per share from continuing operations: Basic and
diluted
IFRS	(0.01)	(0.03)
Income (loss) per share: Basic and diluted
IFRS	(0.01)	(0.03)
Total assets
IFRS	4,570,764	5,395,745
Net assets
IFRS	101,339	(1,482,707)
Share Capital
Number of Shares Outstanding	318,264,541	301,145,429
IFRS	56,966,166	55,359,595
Retained earnings (deficit)
IFRS	(75,813,747)	(74,054,999)

Note: Information based on previous GAAP is not comparable to information prepared in accordance with IFRS as issued by the IASB..

Selected Consolidated Financial Information (based on Canadian & US GAAP)

(All amounts in Canadian dollars)

	2009	2008	2007
Revenue	-	41,340	108,333
Loss from continuing operations
Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)
US GAAP	(5,052,672)	(7,727,562)	(13,348,048)
Loss for the period
Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)
US GAAP	(5,052,672)	(7,727,562)	(13,348,048)
Loss per share from continuing operations: Basic and
diluted
Canadian GAAP	(0.02)	(0.03)	(0.05)
US GAAP	(0.02)	(0.03)	(0.06)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.02)	(0.03)	(0.05)
US GAAP	(0.02)	(0.03)	(0.06)
Total assets
Canadian GAAP	4,100,422	4,933,724	5,239,657
US GAAP	4,100,422	4,933,724	5,239,657
Net assets
Canadian GAAP	1,312,362	2,294,715	2,482,629
US GAAP	1,280,080	2,146,719	2,459,775
Share Capital
Number of Shares Outstanding	276,673,669	262,283,150	232,912,757
Canadian GAAP	52,207,086	51,077,866	45,676,239
US GAAP	84,858,153	83,728,933	78,327,306
Retained earnings (deficit)
Canadian GAAP	(68,042,222)	(62,889,226)	(55,122,053)
US GAAP	(124,768,544)	(119,715,872)	(112,064,011)

Adjustments to Consolidated Statements of Loss

	2009	2008	2007

Loss from operations - Canadian GAAP	(5,152,996)	(7,767,173)	(11,342,560)

Adjustments	-	-	-

Accretion of convertible notes (a)	4,383	9,252	59,990

Accretion of convertible notes (b)	-	-	(358,663)

Accretion of convertible notes (c)	95,941	30,359	-

Accretion of convertible notes (d)	-	-	-

Loss on conversion of debt (a)	-	-	(1,706,845)

Loss - US GAAP	$(5,052,672)	$(7,727,562)	$(13,348,078)

Loss per share - basic and diluted	$0.02	$0.03	$0.06

Adjustments to Consolidated Balance sheets

Adjustments to Liabilities

	2009	2008	2007

Total liabilities - Canadian GAAP	2,788,060	2,639,009	2,757,028

Proceeds of convertible notes (a)	43,984	48,368	51,781

Proceed of convertible notes (c)	-	-	(28,927)

Proceeds of convertible notes (d)	(11,702)	99,628	-

Total liabilities - US GAAP	$2,820,342	$2,787,005	2,779,882

Adjustments to Shareholders' Equity (Capital deficit)

Total shareholders' equity - Canadian GAAP	1,312,362	2,294,715	2,482,629

Proceeds of convertible notes (a)	(43,984)	(48,368)	(51,781)

Proceeds of convertible notes (c)	-	-	28,927

Proceeds of convertible notes (d)	11,702	(99,628)	-

Total shareholders' equity (capital deficit) - US GAAP	$1,280,080	$2,146,719	2,459,775

Adjustment to Share Capital

	2009	2008	2007

Share Capital – Canadian GAAP	52,207,086	51,077,866	45,676,239

Adjustment due to reduction of stated capital	32,641,067	32,641,067	32,641,067

Share Capital – US GAAP	84,848,153	83,718,933	78,317,306

Adjustments to Retained Earnings

	2009	2008	2007

Retained Earnings – Canadian GAAP	68,042,222	62,889,225	55,122,053

Adjustments

Reduction of share capital	53,745,436	53,745,436	53,745,436

Cumulative adjustment in stock-based	1,202,402	1,202,402	1,202,402
compensation

Loss on conversion of debt – Series A notes	1,540,990	1,545,373	1,548,786

Accretion of convertible notes – Series B & C	(51,368)	(51,368)	(51,368)

Accretion of convertible notes – Series D	415,163	415,163	496,702

Accretion of convertible notes – Series E	(126,300)	(30,359)	---

Retained Earnings – US GAAP	124,768,544	119,715,872	112,064,011

The consolidated assets and cash flows are the same under Canadian and US GAAP.

Differences between US and Canadian GAAP

During the fiscal years 2009, 2008 and 2007, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("US GAAP"), except as follows:

a) The conversion feature of the convertible debenture Series A and the detachable warrants had the proceeds recorded based on the relative fair value of the convertible debenture and the detachable warrants. For US GAAP purposes, the relative value of the detachable warrants and the intrinsic value of the conversion option differed from Canadian GAAP.

Also, the conversion of Series A convertible debentures Class A preferred notes resulted in a loss on extinguishment that was different under Canadian GAAP and U.S. GAAP.

For Canadian GAAP purposes, the consideration transferred (i.e. the value of the preferred shares) to settle the Series A convertible debt was allocated to the carrying value of the debt and the conversion option element on the same basis as was used to allocate the original debt proceeds. The resulting loss relating to the debt element was charged to the consolidated statement of loss and the portion of the consideration allocated to the conversion option was charged to contributed surplus.

For US GAAP purposes, the consideration transferred (i.e. the value of the preferred shares) was allocated to the conversion element of the convertible security based on the intrinsic value of the debt’s conversion feature at the date of extinguishment, and the residual consideration was allocated to the debt. As a result of this difference in the allocation of the consideration, the loss on conversion relating to the debt element increased and the charge to contributed surplus decreased.

As a result of the difference in discount amounts, the value of the convertible debentures and the debt extinguishment described above, the carrying value of the convertible debentures under US GAAP would be increased by $43,984 in 2009 (2008 – $48,368; 2007 – $51,781) (net of related accretion expense).

b) Under US GAAP, the conversion feature of the convertible notes - Series B and C and the detachable warrants had the proceeds recorded based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value.

c) Under US GAAP, the conversion feature of the convertible notes Series D and the detachable warrants had the proceeds recorded based on the relative fair value of the convertible notes and detached warrants.

For Canadian GAAP purposes both extensions to convertible debt and warrant terms are considered to be modifications of the debt with the incremental fair value of the warrants expensed as additional interest expense.

For US GAAP purposes, it was determined that the extension on both dates were modifications because each extension did not result in a substantial change (defined as greater than 10%) in the cash flows between the original and modified notes. The extensions also did not cause the fair value of the embedded conversion option to change by more than 10% of the carrying amount of the original notes immediately before and after the extensions.

As a result of the differences described above, under US GAAP, the carrying value of the convertible notes liability (Series D) as at December 31, 2009 would decrease by $nil (2008 - $nil; 2007 - $28,927) (net of related accretion expense) with a corresponding increase in shareholders’ equity.

d) Under US GAAP, the conversion of the convertible notes Series E and the detachable warrants had the proceeds recorded based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value.

As a result of the differences described above, under US GAAP, the carrying value of the convertible notes (Series E) liability as at December 31, 2009 would decrease by $11,702 (2008 - increase $99,628) with a corresponding increase (2008 - decrease) in shareholder's equity.

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

     In this table, there are no differences between IFRS and Canadian GAAP, therefore the numbers are comparable.

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

Results of Operations – Year Ended December 31, 2011

Significant items

(based on IFRS)	2011	2010
	IFRS	IFRS

Revenue	$ -	$ -
Interest received	61	$ 36

General & Administration costs
Human resources	$ 744,717	$ 897,100
Business development	186,218	171,480
Travel	154,201	211,316
Professional fees	788,691	297,862
Rent	347,908	452,020
Shareholder services	73,344	88,654

Research & Development costs
Development costs	$ 158,186	$ 67,637

Other items
Loss on repayment of debt	$ 58,891	$ -
Loss on disposal of assets	201,092	-
Loss on impairment of intangible assets	291,994	-
Stock-based compensation	1,744,590	2,635,046

Net loss	$ (1,758,748)	$ (7,856,827)
Per share - basic & diluted	(0.01)	(0.03)

Note: Information based on previous GAAP is not comparable to information prepared in accordance with IFRS.

(based on Canadian GAAP)	2009
CGAAP

Revenue	$ -
Interest received	$ 758

General & Administration costs
Human resources	$ 1,063,179
Business development	114,526
Travel	319,260
Professional fees	312,181
Rent	302,763
Shareholder services	99,762

Research & Development costs
Development costs	$ 28,370

Other items
Loss on repayment of debt	$ -
Loss on disposal of assets	-
Loss on impairment of intangible assets	-
Stock-based compensation	1,859,202

Net loss	$ (3,308,946)
Per share - basic & diluted	(0.02)

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

Dated ___________________

GENOIL INC. By: /s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer