Form 20-F
GENOIL INC
filed 2013-05-07
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires:	April 30, 2015
WASHINGTON, D.C. 20549	Estimated average burden
hours per response…2645.52

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Common Shares: 350,456,719 as of December 31, 2012 and 360,608,835 as of April 30, 2013 Preferred shares: (zero) as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes   ☒No

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

☒ Yes   ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒Yes   ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

2

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes   ☐No

3

Contents
Item 1.	Identity of Directors, Senior Management and Advisers		2
Item 2.	Offer Statistics and Expected Timetable		2
Item 3.	Key Information		2
Item 4.	Genoil's Information		11
Item 5.	Operating and Financial Review and Prospects		24
Item 6.	Directors, Senior Management and Employees		30
Item 7.	Major Shareholders and Related Party Transactions		34
Item 8.	Financial Information		36
Item 9.	The Offer and Listing		36
Item 10. Additional Information			37
	Directors' Conflicts of Interest		38
	Borrowing Powers		38
	Directors		39
	Rights Attached to Shares		39
	Alteration of the Rights of Shareholders		40
	Shareholders' Meetings		40
	U.S. Holder of Common Shares		44
	Canadian Federal Income Tax Consequences		45
	United States Federal Income Tax Consequences		45
Item 11. Quantitative and Qualitative Disclosures About Market Risk			48
Item 12. Description of Securities Other than Equity Securities			48
Item 13. Defaults, Dividends Arrearages and Delinquencies			48
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds			48
Item 15. Controls and Procedures			48
Item 16. [Reserved]			49
	Item A	Audit Committee Financial Expert	49
	Item B	Code of Ethics	50
	Item C	Audit Fees	50
Item 17. Financial Statements			51
Item 19. Exhibits			51

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

     The following selected consolidated financial data as of December 31, 2012, 2011, 2010, 2009, and 2008 and for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere. The selected financial data for the years ended December 31, 2012, 2011and 2010 is presented in accordance with IFRS. The Company’s transition date to IFRS was January 1, 2010. The financial data for dates and periods prior to January 1, 2010 have not been restated and have been prepared under Canadian GAAP. Reference is made to note 24 to the Company’s consolidated financial statements for a description of the transition from Canadian GAAP to IFRS.

     Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$"). All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information (based on IFRS)

(All amounts in Canadian dollars)

	Years ended December 31

	2012	2011	2010
Revenue	-	-	-
Loss from continuing operations
IFRS	(5,432,081)	(1,758,748)	(7,856,827)
Loss for the period
IFRS	(5,432,081)	(1,758,748)	(7,856,827)
Loss per share from continuing operations: Basic and
diluted
IFRS	(0.02)	(0.01)	(0.03)
Income (loss) per share: Basic and diluted
IFRS	(0.02)	(0.01)	(0.03)
Total assets
IFRS	2,685,243	4,570,764	5,395,745
Net assets
IFRS	(1,892,630)	101,339	(1,482,707)
Share Capital
Number of Shares Outstanding	350,456,719	318,264,541	301,145,429
IFRS	58,276,791	56,966,166	55,359,595
Retained earnings (deficit)
IFRS	(81,245,828)	(75,813,747)	(74,054,999)

Note: Information based on previous GAAP is not comparable to information prepared in accordance with IFRS as issued by the IASB..

Selected Consolidated Financial Information (based on Canadian & US GAAP)

(All amounts in Canadian dollars)

	2009	2008
Revenue	-	41,340

Loss from continuing operations
Canadian GAAP	(5,152,996)	(7,767,173)
US GAAP	(5,052,672)	(7,727,562)
Loss for the period
Canadian GAAP	(5,152,996)	(7,767,173)
US GAAP	(5,052,672)	(7,727,562)
Loss per share from continuing operations: Basic and
diluted
Canadian GAAP	(0.02)	(0.03)
US GAAP	(0.02)	(0.03)
Income (loss) per share: Basic and diluted
Canadian GAAP	(0.02)	(0.03)
US GAAP	(0.02)	(0.03)
Total assets
Canadian GAAP	4,100,422	4,933,724
US GAAP	4,100,422	4,933,724

Net assets
Canadian GAAP	1,312,362	2,294,715
US GAAP	1,280,080	2,146,719
Share Capital
Number of Shares Outstanding	276,673,669	262,283,150
Canadian GAAP	52,207,086	51,077,866
US GAAP	84,858,153	83,728,933

Retained earnings (deficit)
Canadian GAAP	(68,042,222)	(62,889,226)
US GAAP	(124,768,544)	(119,715,872)

Adjustments to Consolidated Statements of Loss

	2009	2008

Loss from operations - Canadian GAAP	(5,152,996)	(7,767,173)

Adjustments	-	-

Accretion of convertible notes (a)	4,383	9,252

Accretion of convertible notes (b)	-	-

Accretion of convertible notes (c)	95,941	30,359

Accretion of convertible notes (d)	-	-

Loss on conversion of debt (a)	-	-

Loss - US GAAP	$(5,052,672)	$(7,727,562)

Loss per share - basic and diluted	$0.02	$0.03

Adjustments to Consolidated Balance sheets

Adjustments to Liabilities

	2009	2008

Total liabilities - Canadian GAAP	2,788,060	2,639,009

Proceeds of convertible notes (a)	43,984	48,368

Procees of convertible notes (c)	-	-

Proceeds of convertible notes (d)	(11,702)	99,628

Total liabilities - US GAAP	$2,820,342	$2,787,005

Adjustments to Shareholders' Equity (Capital deficit)

Total shareholders' equity - Canadian GAAP	1,312,362	2,294,715

Proceeds of convertible notes (a)	(43,984)	(48,368)

Proceeds of convertible notes (c)	-	-

Proceeds of convertible notes (d)	11,702	(99,628)

Total shareholders' equity (capital deficit) - US GAAP	$1,280,080	$2,146,719

Adjustment to Share Capital

	2009	2008

Share Capital – Canadian GAAP	52,207,086	51,077,866

Adjustment due to reduction of stated capital	32,641,067	32,641,067

Share Capital – US GAAP	84,848,153	83,718,933

Adjustments to Retained Earnings

	2009	2008

Retained Earnings – Canadian GAAP	68,042,222	62,889,225

Adjustments

Reduction of share capital	53,745,436	53,745,436

Cumulative adjustment in stock-based compensation	1,202,402	1,202,402

Loss on conversion of debt – Series A notes	1,540,990	1,545,373

Accretion of convertible notes – Series B & C	(51,368)	(51,368)

Accretion of convertible notes – Series D	415,163	415,163

Accretion of convertible notes – Series E	(126,300)	(30,359)

Retained Earnings – US GAAP	124,768,544	119,715,872

The consolidated assets and cash flows are the same under Canadian and US GAAP.

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

	Years ended December 31

	2012	2011	2010	2009	2008

Shares outstanding	350,456,719	318,264,541	301,145,429	276,673,669	262,283,150
Shares issued	32,192,178	17,119,112	24,471,760	14,390,519	29,370,393

Currency and Exchange Rates (Cdn$ per 1 US$)

Average exchange rate	2012	0.9996
	2011	0.9891
	2010	1.0299
	2009	1.1420
	2008	1.0660

High / Low in last six months (1 US$ = C$)

	High	Low
March 2013	1.0315	1.0160
February 2013	1.0314	0.9955
January 2013	1.0065	0.9838
December 2012	0.9965	0.9837
November 2012	1.0038	0.9918
October 2012	1.0008	0.9780
.

B. Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C. Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D. Risk factors.

Going Concern

     The Company reported a net loss of $5,432,081 (2011 - $1,758,748) and used funds for operating activities of $1,158,085 (2011 - $1,744,467) for the year ended December 31, 2012. The Company had a net working capital deficiency of $3,519,943 (2011 – $3,300,571) and a cumulative deficit equal to $81,245,828 (2011 - $75,813,747) as at December 31, 2012.

     The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

     The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the 2012, the Company received net cash proceeds of $1,481,442 (2011 - $1,853,941) pursuant to financing activities.

At the close of 2012, the Company recorded an impairment charge equal to $1,900,000 as a consequence of:

  The current state of disrepair of the pilot upgrader ($900,000); and
  The impairment of technology rights and patents related to the GHU.

     Subsequent to year-end, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

  Royal Canadian military – destroyers and submarines;
  Saudi Arabian oilfields;
  Emirate of Dubai;
  Pulp and paper companies in Canada;
  USA processing facility; and
  Waste management applications.

     On April 2, 2013, the Company received a demand letter, from the landlord of the Company’s former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the “shares for debt” avenue has been proffered to the landlord.

     On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

     Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Corporation's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Corporation's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

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

     Genoil has incurred significant losses and may continue to incur significantly greater costs than revenue received. Consequently, the Corporation may incur additional losses in the near term. If Genoil achieves profitability, it may not be able to sustain it. The business of initiating, developing and implementing inventive or innovative processes is inherently risky. Manpower and capital employed may not result in the development of a commercial or economic process. Once successfully developed, there is no certainty that the intended market will be receptive to the Corporation's technology. In all areas of its business, Genoil may compete against entities that may have greater technical and financial resources. The Corporation is completely dependent upon external sources of financing which may not be available on acceptable or economic terms.

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

At the close of 2012, the Company recorded an impairment charge equal to $1,900,000 as a consequence of:

  The current state of disrepair of the pilot upgrader ($900,000); and
  The impairment of technology rights and patents related to the GHU.

     Although the Company suffered the above charges, due to the provisions of IAS36 (International Accounting Standard #36), which requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired, when this asset is proven to have value, such charge can be reversed.

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

As of December 31, 2012, the following potentially dilutive instruments were outstanding:

Options outstanding	58,418,500
Warrants outstanding	31,679,621
Notes convertible	20,471,638

110,569,759

Common shares outstanding	350,456,719

Potential dilution	32%

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

     The address of its head office is 1580, 727 – 7 Avenue S.W., Calgary, Alberta, T2P 0Z5, Tel (403) 750-3450, Fax (403) 290-0592.

History

1996	Genoil was created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc.
Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis
1997	Genoil acquired interests in oil and gas properties located in the Province of Quebec
St. Genevieve Resources Ltd., Genoil's then parent company, re-directed funds from its accounts, leaving
Genoil insolvent
Debt owed by Explogas Ltd. ("Explogas") was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which Genoil acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, Genoil sold all of its shares in Explogas
1998	Genoil was re-capitalized by Beau Canada Exploration ("Beau") and it became a subsidiary of Beau
Genoil's board of directors and management were replaced and it changed its year end to December 31st
Royalty interests and producing properties in the Western Sedimentary Basin were purchased for
$2,600,000. As this was a non-arm's length transaction, the purchase price was determined with reference to an independent engineering assessment
Genoil listed on the Canadian Venture Exchange (CDNX) predecessor to the TSX Venture Exchange
1999	Genoil acquired all outstanding common shares of CE3 Technologies Inc. This was an arm's length transaction
Genoil's subsidiaries at the end of 1999 were CE3 Technologies Inc. ("CE3"), Enviremedial Services Inc.
("Enviremedial") (CE3 was sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup
Restricted Limited ("GMBI")
Genoil sold its Cuban interests
2000	All of Genoil's Canadian royalty interest and producing properties were sold to Beau Canada for
$1,700,000. As this was a non-arm's length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers
Genoil also sold GMBI to Beau for $1,400,000 cash consideration. As Genoil shifted its focus to technology development from oil and gas operations, GMBI, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects
Beau distributed its holdings in Genoil, a total of 61,600,000 Common Shares, to its shareholders and ceased to be Genoil's parent company
CE3 was placed into receivership as it had substantial cost overruns on its oil sands cleaning facility.
CE3's creditors took over the project, and Genoil made a bid to the receiver for CE3's technology. Genoil was successful in its bid and the remaining operations of CE3 were wound up by the receiver
Genoil changed its registered office from Toronto, Ontario to Calgary, Alberta
2001	Genoil acquired all of the intellectual property of CE3, as well as certain capital assets, including a pilot heavy oil upgrader facility, for $2,000,000 cash consideration and the subordination of CE3's approximate
$20,000,000 of secured debt owing to Genoil
David Lifschultz acquired 10,121,462 Common Shares of Genoil. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share
Exclusive rights to the oil-water separation technology which Genoil held were indefinitely extended
2002	Genoil purchased Hydrogen Solutions Inc. and was assigned an existing license for EHG Technology
LLC ("EHG") technology, which it paid for by issuing 10.5 million Common Shares and agreeing to pay a 32.5% royalty based on net operating income relating to hydrogen production. This was an arm's length purchase. The Corporation acquired the exclusive rights to a process for generating hydrogen from water
Genoil acquired patent rights for a three-phase oil water separator as well as an existing commercial oil water separation unit in exchange for 700,000 of its Common Shares at a deemed price of $0.22 per share
Genoil completed two non-brokered private placements through which it issued 6,566,614 Common
Shares at a price of $0.18 per Common Share and 20,226,853 Common Shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased an additional 19,770,329 shares, bringing his shareholdings to 20.5% of Genoil's outstanding Common Shares. Mr. Lifschultz paid cash for these shares
2003	Genoil continued operations under the agreement with EHG for the purpose of conducting tests of the hydrogen generating technology at a site in Romania
Outstanding warrants, representing a total of 11,262,500 Common Shares, were extended for one additional year to February 12, 2004. These warrants have now expired
A number of shares-for-debt agreements were reached with several of Genoil's creditors. As of December
31, 2003, Genoil had issued 5,186,060 Common Shares representing $732,325 of creditor liabilities for the year 2003. It received approval from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares were issued subject to a TSX Venture Exchange imposed four-month hold period
Genoil completed two non-brokered private placements through which it issued 6,008,499 Common
Shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant, with each full warrant allowing its holder to purchase one Common Share at a price of $0.20 for a period of two years)
2004	Genoil completed a non-brokered private placement through which it issued 10,642,820 units at a price of
$0.14 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant with each full warrant allowing its holder to purchase one Common Share at a price of $0.15 for a period of two years)
The Corporation issued 1,674,999 shares in satisfaction of obligations to four creditors including two officers and one related party
Genoil entered into a contract with Silver Eagle Refining – Woods Cross Inc. ("Silver Eagle") to install the first commercial Genoil Hydroconversion Upgrader ("GHU")
Genoil raised $900,000 through two short-term loans from a director. As compensation for the loan, the
Corporation issued to the lender 300,000 Common Shares at a deemed price of $0.25 per share
Genoil signed an agreement with OAO Lukoil (“Lukoil”) for the testing of its heavy oil from the Yarega oil field in Russia's Komi Republic
Genoil signed a licensing agreement with Velox Corporation regarding the "Maxis" oil and water separation system. Genoil has proprietary rights to the "Maxis" hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions
Genoil signed a licensing agreement for its Claris technology with MNGK, a Russian oil services firm
Genoil acquired a controlling interest in Velox Corporation
In December, Genoil completed a non-brokered private placement through which it received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase
3,203,534 Common Shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December, 2014
2005	On February 3, 2005, a lender agreed to exercise its right to acquire 10,000,000 Common Shares for
$2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 Common Shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of shares were paid to the holder to settle the entire principal and accrued interest outstanding to the lender
The Corporation settled payables with insiders equal to $471,414 through the issuance of 1,266,873
Common Shares pursuant to certain shares for debt agreements
Late in 2005 the Corporation received a letter of termination from Silver Eagle

Genoil completed a non-brokered private placement, through which it received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of
$0.44 per share
Genoil signed a letter of intent with Surge Global Energy, Inc. to evaluate the construction of a 10,000 barrel per day commercial upgrader based on its technology
In December 2005, Genoil arranged a non-brokered private placement. Pursuant to this private placement, Genoil received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance
2006	Genoil entered into a non-binding memorandum of understanding with Hebei Zhongjie PetroChemical
Group Company Ltd. (“Hebei Zhongjie”) to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU® technology
Genoil's GHU® technology was approved by the United States Patent and Trademark Office
Lifschultz Terminal and Leasing Co. Inc. and Lifschultz Enterprises Co, LLC converted their outstanding
$750,000 convertible notes, originally acquired in 2005 and 2006 respectively, into Common Shares thus eliminating a $1,500,000 outstanding debt payable by Genoil
SDS Capital Group SPC, Ltd. converted $296,316 of its outstanding $428,995 non-interest bearing convertible debenture originally acquired in December 2004
In June 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a
Hydroconversion Upgrader in Romania
In August 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration
Company for the purchase of rights to royalties previously held by Beau Canada Exploration Ltd. Genoil acquired those rights in exchange for 4,500,000 common shares
In September 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218
Common Shares, and 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date
In October 2006, Genoil and Hebei Zhongjie signed a Letter of Intent to proceed with the design and installation of a 20,000 bpd GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China.
Hebei Zhongjie shipped oil for testing at the Corporation's pilot facility in Two Hills, Alberta. Genoil will immediately begin work on the first stage of the project's engineering design
Genoil completed a non-brokered private placement, through which it received $968,825.19 and issued a convertible debenture carrying a 12% annual interest rate and having a conversion price of $0.75 per share. In connection with the issuance of the convertible debentures, Genoil granted 322,941 warrants exercisable for a term of 6 months at $0.98 per share
2007	In April 2007, Genoil and two holders of convertible notes, originally issued in October 2006, agreed to extend the maturity date by six months to October 6, 2007, with such notes to continue on the same term in all other respects. The warrants issued in connection with these notes were likewise extended
In April 2007, Genoil entered into a testing agreement with Hebei Zhongjie for testing of their heavy oil at the Company’s pilot plant to determine final parameters to move the project into the next phase
In May 2007, Genoil entered into shares-for-debt agreements with several of Genoil’s outside directors, they agree to forgive a total of $223,000 in unpaid director’s fees in exchange for 660,740 common shares of the Corporation
In May 2007, Genoil entered into a funding agreement with the Chairman and CEO of the Corporation, who received 600,000 common share purchase warrants in lieu of interest on a line of credit of $
1,000,000 made available to the Company. Each warrant is exercisable for one common share of the
Corporation at a price of $0.58 per share at any time within one year from its date of issue
In July 2007, the company finalized a private placement receiving $ 2.8 million and issuing 5,130,382 common shares. Additionally, 0.25 common share purchase warrants are being issued for each common share, which are exercisable until three years following their issue date at a price of US$0.78
Genoil issued 107,825 shares to satisfy amounts outstanding to a consultant of the Corporation
In August 2007 the Corporation granted 1,000,000 incentive stock options for an officer at a strike price of $0.57
In September 2007, Genoil announced the completion of the heavy oil testing for Hebei Zhongjie refinery
The Genoil Crystal Sea bilge cleaner received final US Coast Guard certification for marine oil pollution prevention equipment
By the end of September, the Canadian patent application for the GHU upgrading technology was approved by the Canadian Intellectual Property Office
In October 2007, Genoil and the holders of the convertible notes and warrants that had been extended in
April, agreed to another extension of six months to April 6, 2008, and on the same terms
In October 2007, Genoil announced it signed a binding Memorandum of Understanding with Stone &
Webster International, subsidiary of The Shaw Group, for marketing and technical assistance for further development of the GHU technology and future projects
In November 2007, Genoil agreed to convert long term convertible notes held by a major investor into
2,785,681 convertible preference shares. Each preferred share will be convertible into four common shares of Genoil at $1.76
In November 2007, Genoil started working on two gas metering plant projects together with Aquamation
Inc., a Houston-based process equipment company. Under a Joint Operating Agreement Genoil will supply Aquamation with Engineering Services on an hourly billing rate plus expenses
2008	In August 2008, Genoil signed a Memorandum of Understanding OCM Tasimacilik Lojistik Madencilik
Ticaret Ve Sanayi A.S. (‘OCM’0, one of the largest conglomerates in Turkey, to jointly develop oil water separation projects. This MOU establishes that OCM will assist Genoil in marketing efforts in different countries where they have exposure, such as Russia, the former Soviet Republics, the Middle East and
Africa
Short term notes (and attached warrants) from entities affiliated with the Corporation’s Chairman and
Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. The new notes have a face value of $1,227,356, a term of one year, carry interest at 12% and are convertible into common shares at $0.27. The notes have 1,136,442 warrants attached that have an exercise price of $0.41 and a term of one year
In order to reduce it’s cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs
On March 3, 2008, the Company raised C$247,075 in a private placement. The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of 5 years
At the beginning of May 2008, Genoil announced a new bridge financing from the company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears interest at 12%
and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year.
Under the terms of this agreement the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately
During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached. Of this
US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO
On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with
DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil
The Company also signed a joint venture agreement with The Clarendon Group to co-operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil’s Crystal Oily
Water Separators. The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and ports servicing companies internationally. Clarendon Group has made significant contacts in Malaysia,
Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United
Kingdom and other parts of Europe
2009	On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of
China’s major shipping harbours
The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second
Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007,
Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports
On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in
China, for the implementation of Genoil’s bilge water treatment system
This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws
On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark
Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition its
Genoil upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues
Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the TSX
Venture Exchange and Canadian securities legislation
On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co.,
Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott, having a conversion price equal to C$0.27 in respect of the notes, and an exercise price of C$0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. The notes and warrants remain substantially unamended in all other respects
The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of
1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US
$0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20
In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years
The Company also did shares-for-debt transactions issuing a total of 2,265,192 common shares at C$0.13.
There were no warrants issued with the shares-for-debt transaction
2010	On June 22, 2010, Genoil announced that it closed a non-brokered private placement, pursuant to which it
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
The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters. Our sand cleaning units, which are completely portable, are able to reclaim enough contaminants to return the earth to agricultural grade soil
On November 3, 2010, Genoil agreed to the extension of the term of an aggregate $1,544,543.82 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued. The Notes and Warrants were originally issued to a group of four investors in October,
2008 which included Lifschultz Enterprises Co., LLC , Sidney B. Lifschultz 1992 Family Trust and David
K. Lifschultz, having a conversion price equal to $0.27 in respect of the Notes, and an exercise price of
$0.41 in respect of the Warrants
On November 29, 2010, Genoil announced that it had entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveys to
Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within
2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North
Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal
2011	On February 14, 2011, Genoil advised that it had paid a cash deposit of $100,000, issued 2,500,000 common shares of Genoil to the former shareholder of Two Hills, issued 2,500,000 common shares of
Genoil to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price to an agent as commission for structuring the acquisition. Concurrent with the closing of this transaction,
Thomas F. Bugg, President of Genoil, acquired from the aforementioned debtor 1,000,000 common shares of the Corporation, at a deemed price of $0.295 per common share. The acquisition was effective
December 2010
On March 31, 2011 Genoil Inc. also announced on the aforementioned date that the Board of Directors of the Corporation has approved a grant of an aggregate 4,250,000 options to consultants to acquire up to
4,250,000 common shares of the Corporation as compensation for services provided. These options were approved with an exercise price of C$0.20, being above the closing price of Genoil's shares on the TSX
Venture Exchange on the date preceding the press release. All of the options approved have a term of five years from the date of grant and vest immediately
On March 31, 2011 Genoil advised that it continues to work on oil water separation technology for the
VLCC (Very large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. Genoil continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects
On April 6, 2011, Genoil announced that it had closed a non-brokered private placement, pursuant to which it issued an aggregate of 1,575,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of US$315,000. Each unit is comprised of one common share in the capital of Genoil (a
"Share"), and one Share purchase warrant (a "Warrant") exercisable for two years following the date of issue at an exercise price of US$0.20
In June 2011, the Company issued promissory notes in the amount of C$346,018. The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011
In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the
Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11;
$706,709 was allocated to share capital and an estimated fair value on the warrants of $270,379 was credited to contributed surplus. The third transaction issued 557,255 common shares at $0.115 and allocated $64,084 to share capital
During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and
MU 40 of 5 m3/h and 10 m3/h
2012	In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share and allocated $248,901 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $362,378 was credited to contributed surplus.
In September 2012, a shares for debt transaction was completed. The Company issued 10,300,460 common shares at a fair market value of $0.08 per share and allocated $824,037 to share capital.

In October 2012, a private placement was completed. The Company issued 15,158,820 shares at $0.07 per common share and allocated $195,860 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $865,257 was credited to contributed surplus
In October 2012, promissory notes in the amount of $386,313 were repaid to the note holders.
On October 22, 2012 Genoil Emirates announced that it had successfully obtained a Professional License to perform pollution and environmental protection services in the United Arab Emirates, and has been added to the Commercial Register in the Emirate of Dubai.
On October 31, 2012, the Company announced that it granted marketing, manufacturing and distribution rights to Donghwa Entec, a reputable Korean manufacturer of marine equipment. The rights pertain to the
Crystal Sea oily-water separators designed for the new shipbuilding industry together with retrofitting of existing ships. Genoil models feature one of the most compact bilge separators worldwide with throughputs ranging from 0.25 m3/hr. capacity to 10 m3/hr. units.
On November 15, 2012, the Company appointed Italtec Ghana Limited as sole representative for Genoil
Products in Ghana and Senegal. The appointment allows Italtec Ghana to market all of Genoil’s products to these regions, which includes the Genoil Desulfurization Heavy Oil Upgrader, the Genoil Diamond,
Genoil Sand Decontamination Technology and Slop/Waste Oil Treatment System Technology.
In the first quarter of 2013, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

• Royal Canadian military – destroyers and submarines;
• Saudi Arabian oilfields;
• Emirate of Dubai;
• Pulp and paper companies in Canada;
• USA processing facility; and
Waste management applications.

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

At the close of 2012, the Company recorded an impairment charge equal to $1,900,000 as a consequence of:

  The current state of disrepair of the pilot upgrader ($900,000); and
  The impairment of technology rights and patents related to the GHU.

     Although the Company suffered the above charges, due to the provisions of IAS36 (International Accounting Standard #36), which requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired, when this asset is proven to have value, such charge can be reversed.

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

     During the first quarter of 2013, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

  Royal Canadian military – destroyers and submarines;
  Saudi Arabian oilfields;
  Emirate of Dubai;
  Pulp and paper companies in Canada;
  USA processing facility; and
  Waste management applications.

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

Expenditures Relating to the Sale of Products

     Genoil is primarily involved in the development of its technologies for commercial application. The Corporation engaged two full-time employees (one engineer and one administrative) and three consultants (one engineer and two financial professionals) to help in selling and marketing its products, and to seek funding during 2012. Payroll expenditures and the magnitude of the workforce have been purposefully limited as time has progressed to constrain expenditures.

     The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:

	2012	2011	2010	2009	2008

Business development	44,326	186,218	171,480	114,526	201,246
Travel expenses	160,167	154,201	211,316	319,260	489,854

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

     Historically, Genoil’s primary commercial focus has been on the GHU, however, it has recently shifted to potential near term revenue opportunities from its Crystal oil/water separator products. Genoil anticipates sales of Crystal units based on increasingly strict environmental regulations. Therefore, the Company is anticipating the generation of income in the short term from sale of oil/water separation equipment. The Corporation continues to believe that the largest potential long-term revenue is based on sales of the GHU technology.

Geographic Markets

     The Company markets its technology mainly to potential customers in the Middle East, Russia and China. The markets for Genoil’s products are global.

Intellectual Property Rights

     Genoil has been granted 8 US patents (Patent nos. 6,527,960; 7,001,502; 7,014,756; 5,603,825, 7,510,689, 7,704,400, 7,754,076 and 8,147,677), and 2 Canadian patents (No. 2,243,142 and 2,306,069). Genoil either owns or licenses the rights to all intellectual properties used in its products.

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

     During 2012, the Company incurred a loss on impairment of $856,412 and $143,588 on technology rights and patents, respectively, relating to the GHU. During 2011, the Company incurred a loss on impairment of intangible assets of $291,994 for technology rights no longer is use by the Company.

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

     A third-party marketing agent spent months investigating the Company’s Crystal oil/water separating technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables

Government Regulations

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

Plan of Operation

     The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2013 year, and possibly beyond.

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

     The Corporation has accumulated losses of $81.2 million to year ended December 31, 201 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

     Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the Company’s long-term growth.

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

     Genoil has six subsidiaries: Genoil (USA) Inc., Velox Corporation, Hydrogen Solutions Inc., Genoil Technology International C.A., Crystal Clear Solutions Inc. (the "Subsidiaries"), Genoil Emirates and Two Hills Environmental Inc. Genoil (USA), Inc., a wholly-owned subsidiary, was incorporated on December 29, 2004, in the State of Delaware, to facilitate payment of charges incurred by David K. Lifschultz, CEO of the Corporation, relating to market development in the U.S.A. Genoil owns 100% of each of Hydrogen Solutions Inc. and Crystal Clear Solutions Inc., both corporations incorporated in Canada pursuant to the Business Corporations Act (Alberta). It also owns 100% of Genoil Technology International C.A., incorporated in Venezuela. None of these subsidiaries have any material assets or operations. Hydrogen Solution Inc. has had its legal entity status struck due to inactivity.

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

     Genoil currently has one employee based at its office in Edmonton, Alberta. During 2012, the Corporation leased 8,300 square feet and rent paid was $15,604 for the first 8 months, then moved to smaller premises of 3,560 square feet and paid rent of $3,560 per month for the next 4 months. Genoil uses its Edmonton office for engineering, research and development.

     The Corporation has three employees based at its office in Calgary, Alberta. During 2012, Genoil Calgary was able to decrease its rent from $12,290 per month to $5,889 per month for 5 months by moving into temporary smaller premises. but then increasing to $11,331 per month for 6 months with a move to new offices with a 3 year lease. Calgary has been able to recover a portion of rental expense by subleasing some of the empty offices. Genoil uses its Calgary office for corporate administration and marketing.

     Genoil had no employees based at its facilities located in Two Hills, Alberta, at December 31, 2012. It uses its Two Hills facilities for research and development.

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

     The following discussion and analysis provides a review of activities, results of operations, cash flows and the Corporation's financial condition for the fiscal year ended December 31, 2012 in comparison with those for the fiscal year ended December 31, 2011. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company, attached hereto (see Item 19 A).

     Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

     To December 31, 2012, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Results of Operations – Year Ended December 31, 2012

Significant items

(based on IFRS)	2012	2011	2010
	IFRS	IFRS	IFRS

Revenue	$ -	$ -	$ -
Interest received	-	-	-

General & Administration costs
Human resources	$ 628,502	$ 744,717	$ 897,100
Business development	44,326	186,218	171,480
Travel	160,167	154,201	211,316
Professional fees	941,924	788,691	297,862
Rent	195,173	347,908	452,020
Shareholder services	123,695	73,344	88,654

Research & Development costs
Development costs	$ 50,098	$ 158,186	$ 67,637

Other items
Loss on repayment of debt	$ -	$ 58,891	$ -
Loss on disposal of assets	-	201,092	-
Loss on impairment of assets	1,900,000	291,994	-
Loss on change in conversion price on debentures	844,533	-	-
	103,005	-	-
Stock-based compensation	55,550	1,744,590	2,635,046

Net loss	$ (5,432,081)	$ (1,758,748)	$ (7,856,827)
Per share - basic & diluted	(0.02)	(0.01)	(0.03)

Note: Information based on previous GAAP is not comparable to information prepared in accordance with IFRS.

(based on Canadian GAAP)	2009
CGAAP

Revenue	$ -
Interest received	-

General & Administration costs
Human resources	$ 1,063,179
Business development	114,526
Travel	319,260
Professional fees	312,181
Rent	302,763
Shareholder services	99,762

Research & Development costs
Development costs	$ 28,370

Other items
Loss on repayment of debt	$ -
Loss on disposal of assets	-
Loss on impairment of intangible assets	-
Stock-based compensation	1,859,202

Net loss	$ (3,308,946)
Per share - basic & diluted	(0.02)

     Total administration expenses decreased by 7.1% in 2012 as compared to 2011. The Company is making pronounced efforts to reduce monthly cash expenses. The significant subcategories thereof are shown above.

     During 2009, in order to reduce it’s cash burn rate, the Company reduced its headcount, resulting in a significant reduction in human resource costs. In 2009 directors were remunerated with stock options, which were classified as stock-based compensation.

     Business development consists mainly of travel and accommodation expenses to China and the Middle East. Also included are marketing and website development costs. Please refer to the financial statements for details on other unusual items.

Acquisition

     On November 29, 2010, Genoil announced that it had entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal. The Company is currently pursuing an opportunity that has arisen to utilize this site as a disposal reservoir for contaminated soil.

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

     The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,192 debt has been cancelled in exchange for an aggregate of 1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.

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

     The Company completed a shares-for-debt transaction in December 2010 issuing 1,379,116 common shares at C$0.33 with no warrants and allocating C$455,111 to share capital.

     The Two Hills Environmental Inc. share purchase price included 5,000,000 common shares at C$0.295 per common share with a total of $1,475,000 allocated to share capital.

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

     In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share with an attached warrant exercisable at $0.10 with a five year term. $248,901 was allocated to share capital and the estimated fair value on the warrants of $362,378 was credited to contributed surplus.

     In September 2012, a shares for debt transaction was completed. The Company issued 10,300,460 common shares at $0.08 per share and allocated $824,037 to share capital.

     In October 2012, the Company closed a private placement that raised $1,061,117. Common share units were issued in the amount of 15,158,820 units valued at C$0.07 per unit each with an attached warrant with an exercise price of C$0.10 per share with a five year term. $195,860 was allocated to share capital and the estimated fair value on the warrants of $865,257 was credited to contributed surplus.

     The Company reported a net loss of $5,432,081 and negative funds generated from operating activities of negative $1,158,085 for the year ended December 31, 2012. The Company had a net working capital deficiency of $3,519,943 and a cumulative deficit equal to $81,245,828 at year end.

     On April 2, 2013, the Company received a demand letter, from the landlord of the Company’s former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the “shares for debt” avenue has been proffered to the landlord.

     In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

     In April 2013, the company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

     On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

     Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Corporation's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Corporation's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

     The Company’s operations continue to consume cash. As it has in the past, the Company will rely on other sources to provide its working capital requirements for the foreseeable future.

     Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

     The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

     The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

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

     During 2012, the Company incurred a loss on impairment of $856,412 and $143,588 on technology rights and patents, respectively, relating to the GHU. These impairment losses have been reflected in the consolidated statement of loss and comprehensive loss. During 2011, the Company incurred a loss on impairment of intangible assets of $291,994 for technology rights no longer is use by the Company. Management wrote-off these technology rights in the consolidated statement of loss as they related to technologies that were no longer being actively pursued by the Company.

D. Trend information.

Currently Genoil has no sales inventory or production.

E. Off-Balance Sheet Arrangements.

Genoil has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Operating lease obligations	132,273	132,273	-	-	-
Pymt to SBK Commercial Business Group	900,000	150,000	450,000	300,000	-
Convertible notes	2,165,856	2,012,343	153,513

	3,198,129	2,294,616	603,513	300,000	-

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

				Number of Securities
				Controlled by Director
Name and Office	Principal Occupation For Past			and Percentage of Tot
Held	Five Years	Date of Birth	Appointment	(*)

David K. Lifschultz*	Chief Executive Officer of Genoil	23-Nov-45	25-Feb-02	85,514,696
Larchmont, New	Inc. from 2002 to present.			23.7%
York

Chairman and CEO	Chairman of the board of directors
	of Genoil Inc. from 2002 to
	present.
	President and Chief Executive
	Officer of Lifschultz Terminal and
	Leasing, Inc. (Joint Venture
	Investment Company) from 1987
	to present.
	Chairman and Chief Executive
	Officer of Lifschultz Industries,
	Inc. (Manufacturer of scientific
	and industrial temperature
	measurement systems) from 1991
	to 2000.

Thomas Bugg	President and Director since June	30-Sep-50	6-Jun-08	1,000,000
Calgary, Alberta	6, 2008			0.03%
Canada
Director

Timothy Bojar	Director since November 22, 2012	19-Dec-75	22-Nov-12	Nil
New York, NY
USA
Director

Ron Hutzal	Director since November 22, 2012	21-Sep-44	22-Nov-12	Nil
Calgary, Alberta
Canada
Director

Brian Korney	Chief Financial Officer of Genoil	2-Dec-50	1-May-09	Nil
Chief Financial	Inc. from May 1, 2009
Officer
Calgary, Alberta

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2012. More information on insider holdings is available on SEDI www.sedi.ca.

B. Compensation.

Name and Office
Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	$ -	-	-
Chairman & CEO

Thomas Bugg	$ -	-	-
Director

Brian Korney	$ 84,000		-
CFO

Timothy Bojar	$ -	-	-
Director

Ron Hutzal	$ -	-	-
Director

     On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

     The approval of the grant of these rights resulted from a recommendation made by the Corporation's Chairman and Chief Executive Officer with the unanimous approval of the Board. The recommendation was based upon a review of the current, competitive industry conditions and with the objective being the retention of the Corporation’s key individuals. Consideration was also given to the recent movement in the Corporation's share trading price.

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

Composition of the Board of Directors

     As of December 31, 2012, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Timothy Bojar, Tom Bugg and Ron Hutzal. Of the Board, Messrs. Bojar and Hutzal are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Tom Bugg is not considered to be independent as he is the President. Timothy Bojar was appointed to the board as well as its audit committee on November 22, 2012. Ron Hutzal was appointed to the Board as well as the audit committee on November 22, 2012.

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

Committees of the Board of Directors

     There are currently two committees of the Board of Directors. The Audit Committee is comprised of three directors, one of whom is executive director. The Compensation Committee is comprised of three directors – one of whom is executive director. The mandate and activities of each committee are as follows:

     Audit Committee. The Audit Committee consisted of Tim Bojar, Ron Hutzal and David Lifschultz. The responsibilities of the Audit Committee include:

(a)	assisting the directors with meeting their responsibilities with respect to financial reporting;

(b)	reviewing and reporting to the Board of Directors on all audited and unaudited financial statements the

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

     Compensation Committee. The Compensation Committee consists of Tom Bugg Tim Bojar and Ron Hutzal. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.

Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

     At December 31, 2012, there were a total of 10 employees and consultants working for Genoil. Of these, 3 are senior management, 2 are middle management, 1 is an advisor to the Board, 1 is employed in an administrative capacity, 2 are engineers, 1 is a technologist and operator. The Corporation currently has 3 employees in the Calgary, Alberta, office, 1 employee in the Edmonton office, 1 employee in Romania and the rest work from the USA. Genoil has no labour unions and no temporary staff.

     As at December 31, 2011, there were a total of 10 employees working for Genoil and as at December 31, 2010, Genoil employed a total of 14 employees.

E. Share ownership.

     There were 350,456,719 Common Shares issued and outstanding as of December 31, 2012 (2011 – 318,264,541). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of April 30, 2013, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2012, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 350,456,719 Common Shares issued and outstanding.

			Percentage of Share
		Number of Shares	Stock Beneficially
Class of Share	Identity of Person or Group	Beneficially Owned	Owned

Common Shares	David K. Lifschultz	85,514,696	23.7%

     David Lifschultz has acquired his shareholdings incrementally during the past five years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. His beneficial holdings include 3,798,213 Common Shares over which he exercises control as a trustee and through corporations that he controls, 22,100,000 stock options, no warrants and 2,160,595 shares convertible from notes that he currently holds. Mr. Lifschultz is a resident in New York.

     As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

     Additionally, as at April 30, 2013, CDS & Co. was the registered owner of 153,732,365 Common Shares, which represents approximately 43% of the issued and outstanding Common Shares and CEDE & Co. was the registered owner of 86,789,487 Common Shares, representing 24% of the Common Shares. The directors and officers of the Corporation understand that CDS & Co. and CEDE & Co. are nominees and not beneficial owners of Common Shares.

     To the best of its knowledge, Genoil is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

     To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

     The following is a description of the related party transactions that have occurred during the years ended December 31, 2012 and 2011.

     During the year ended December 31, 2012, the Company advanced a net amount of $78,482 to an officer of the Company resulting in a balance of $172,574 outstanding as at December 31, 2012 (2011 - $94,092), which approximates fair value. This loan is non-interest bearing with no set terms of repayment

     Included in administrative expenses for the year ended December 31, 2012 are consulting fees of $70,000 in the form of shares (December 31, 2011 – $nil) paid to companies controlled by an officer of the Company. Also included are rent recoveries in the amount of $661 (December 31, 2011 – $nil) receivable from a company controlled by an officer of the Company.

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
	Price per share on TSX		Price per share on OTC
	Venture Exchange		Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2008	$0.88	$0.10	$0.88	$0.08
Fiscal year ended December 31, 2009	$0.31	$0.10	$0.29	$0.10
Fiscal year ended December 31, 2010	$0.36	$0.12	$0.34	$0.18
Fiscal year ended December 31, 2011	$0.30	$0.07	$0.31	$0.07
Fiscal year ended December 31, 2012	$0.16	$0.05	$0.14	$0.05

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2011
First Quarter	$0.30	$0.17	$0.31	$0.17
Second Quarter	$0.21	$0.14	$0.22	$0.14
Third Quarter	$0.18	$0.09	$0.18	$0.10
Fourth Quarter	$0.13	$0.07	$0.13	$0.07

Fiscal year ended December 31, 2012
First Quarter	$0.16	$0.08	$0.14	$0.09
Second Quarter	$0.09	$0.06	$0.09	$0.06
Third Quarter	$0.10	$0.06	$0.09	$0.05
Fourth Quarter	$0.08	$0.05	$0.08	$0.05

Most Recent Six Months	High	Low	High	Low

October 2012	$0.08	$0.06	$0.08	$0.06
November 2012	$0.08	$0.05	$0.07	$0.05
December 2012	$0.06	$0.05	$0.06	$0.05
January 2013	$0.06	$0.04	$0.06	$0.04
February 2013	$0.05	$0.04	$0.05	$0.04
March 2013	$0.06	$0.04	$0.05	$0.03

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

18. In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share and allocated $248,901 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $362,378 was credited to contributed surplus.

19. In September 2012, a shares for debt transaction was completed. The Company issued 10,300,460 common shares at a fair market value of $0.08 per share and allocated $824,037 to share capital. As a result of this transaction, a loss of $103,005 was recorded in the consolidated statement of loss and comprehensive loss.

20. In October 2012, a private placement was completed. The Company issued 15,158,820 shares at $0.07 per common share and allocated $195,860 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $865,257 was credited to contributed surplus.

21. In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

In April 2013, the company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

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

     For the year ended December 31, 2012 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts

(b) Management's annual report on internal control over financial reporting.

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

     Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2012 due to the following material weakness:

  The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters.
  Management corrected any errors prior to the release of the Company's December 31, 2012 consolidatedfinancial statements.

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

Item 16. [Reserved]

Not applicable.

Item A Audit Committee Financial Expert

     The board of directors has determined that Tim Bojar and Ron Hutzal qualify as financial experts. They are independent directors for this purpose.

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

Item C Audit Fees

      MNP LLP has served as the Corporation’s auditors from August 2008 onwards. The following table summarizes the aggregate fees for professional audit services and other services rendered by MNP LLP in the past two years.

In Canadian dollars

	2012	2011

Audit Fees	$165,529	$149,800
Audit-Related Fees	23,540	36,915
Tax	-	-
All Other Fees	-	-

Total	$189,069	$186,715

Audit Fees

     Audit fees include fees for professional services rendered in connection with the audit of Genoil’s annual financial statements and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.

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

PART III

Item 17. Financial Statements

The Consolidated Financial Statements for years ended December 31, 2012 and 2011 attached as Exhibit 19(a).

Item 18. Financial Statements

     The registrant has elected to provide financial statements using International Financial Reporting Standards for the 2012 and 2011 year end.

Item 19. Exhibits

(a)	The Consolidated Financial Statements for the year ended December 31, 2012.

(b)	Management Analysis & Discussion for the year ended December 31, 2012.

(c)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December
23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz
Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz
Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz

Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992
Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003,
March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz
Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz
and Bruce Abbott
2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co,
LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

14.1	Independent Auditor’s Consent of MNP LLP

14.2	Independent Auditor’s Report &;Comments by Auditors for US Readers on Canada-
United States Reporting Differences of BDO Dunwoody LLP

* These exhibits were filed with Genoil's 2003 Form 20-F.
** This exhibit was filed with Genoil's 2004 Form 20-F.
*** These exhibits were filed with Genoil's 2005 Form 20-F.
**** These exhibits were filed with Genoil’s 2006 Form 20-F.
*****These exhibits were filed with Genoil’s 2007 Form 20-F

*/ This exhibit was filed with Genoil’s 2009 Form 20-F.
*// This exhibit is filed with Genoil’s 2012 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated May 6, 2013

GENOIL INC. By: /s/ David K. Lifschultz David K. Lifschultz Chief Executive Officer