Form 20-F
GENOIL INC
filed 2015-12-10
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2016
WASHINGTON, D.C. 20549	Estimated average burden hours per response…2645.00

FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
Suite 218
1811 -4 Street SW
Calgary, AB
T2S1W2      Tel 212-688-8868     Contact:  David Lifschultz

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value listed on the OTC Bulletin Board

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
Common Shares:  381,208,834 as of December 31, 2013 and 381,208,834  as of April  30, 2015
Preferred shares: (zero) as of December 31, 2013.

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

If "Other" has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow
☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No
Contents
Item 1. Identity of Directors, Senior Management and Advisers	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Item 4. Genoil's Information	7
Item 5. Operating and Financial Review and Prospects	20
Item 6. Directors, Senior Management and Employees	24
Item 7. Major Shareholders and Related Party Transactions	28
Item 8. Financial Information	30
Item 9. The Offer and Listing	30
Item 10. Additional Information	31
Directors' Conflicts of Interest 32	32
Borrowing Powers 32	32
Directors 32	32
Rights Attached to Shares 33	33
Alteration of the Rights of Shareholders	33
Shareholders' Meetings	34
U.S. Holder of Common Shares	37
Canadian Federal Income Tax Consequences	38
United States Federal Income Tax Consequences	39

Item 11. Quantitative and Qualitative Disclosures About Market Risk	41
Item 12. Description of Securities Other than Equity Securities	41
Item 13. Defaults, Dividends Arrearages and Delinquencies	42
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	42
Item 15. Controls and Procedures	42
Item 16. [Reserved]	43
Item A Audit Committee Financial Expert	43
Item B Code of Ethics	43
Item C Audit Fees	43
Item 17. Financial Statements	45
Item 19. Exhibits	45

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
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
A.    Selected financial data.
Genoil Inc.'s ("Genoil" or the "Corporation") financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).  The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes, the other information contained in this document.
The following selected consolidated financial data as of December 31, 2013, 2012, 2011, 2010, and 2009 and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere.  The selected financial data for the years ended December 31, 2013, 2012, 2011, and 2010 is presented in accordance with IFRS.   The Company's transition date to IFRS was January 1, 2010.   The financial data for dates and periods prior to January 1, 2010 have not been restated and have been prepared under Canadian GAAP.
Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$").  All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Years ended December 31

	2013	2012	2011	2010	2009
Revenue	-	-	-	-	-
Loss from continuing operations
IFRS	(5,770,957)	(5,420,590)	(1,758,748)	(7,856,827)
Canadian GAAP					(5,152,996)
US GAAP					(5,052,672)
Loss for the period
IFRS	(5,770,957)	5,420,590	(1,758,748)	(7,856,827)
Canadian GAAP					(5,152,996)
US GAAP					(5,052,672)
Loss per share from continuing operations: Basic and diluted
IFRS	(0.02)	(0.02)	(0.01)	(0.03)
Canadian GAAP					(0.02)
US GAAP					(0.02)
Income (loss) per share: Basic and diluted
IFRS	(0.02)	(0.02)	(0.01)	(0.03)
Canadian GAAP					(0.02)
US GAAP					(0.02)
Total assets
IFRS	519,412	2,685,243	4,570,764	5,395,745
Canadian GAAP					4,100,422
US GAAP					4,100,422
Net assets
IFRS	(4,253,686)	(1,892,630)	101,339	(1,482,707)
Canadian GAAP					1,312,362
US GAAP					1,280,080
Share Capital
Number of Shares Outstanding	381,208,834	350,456,719	318,264,541	301,145,429	276,673,669
IFRS	59,179,822	58,276,791	56,966,166	55,359,595
Canadian GAAP					52,207,086
US GAAP					84,858,153
Retained earnings (deficit)
IFRS	(86,969,951)	(81,245,828)	(75,813,747)	(74,054,999)
Canadian GAAP					(68,042,222)
US GAAP					(124,768,544)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
	Years ended December 31

	2013	2012	2011	2010	2009
Shares outstanding	381,208,834	350,456,719	318,264,541	301,145,429	276,673,669
Shares issued	30,752,115	32,192,178	17,119,112	24,471,760	14,390,519
Currency and Exchange Rates (Cdn$ per 1 US$)
Average exchange rate	2013	1.0299
	2012	0.9996
	2011	0.9891
	2010	1.0299
	2009	1.1420

High / Low in last six months (1 US$ = C$)

	High	Low
March 2014	1.1123	1.1074
February 2014	1.1089	1.1026
January 2014	1.0974	1.0910
December 2013	1.0670	1.0616
November 2013	1.0510	1.0469
October 2013	1.0384	1.0345
B.    Capitalization and indebtedness.
Not required as this is an annual report under the Exchange Act.
C.    Reasons for the offer and use of proceeds.
Not required as this is an annual report under the Exchange Act.
D.    Risk factors.
Going Concern
To date Genoil has not attained commercially viable operations from its various patents and technology rights.  Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights.  The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2014 as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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
As of December 31, 2013, the following potentially dilutive instruments were outstanding:
57,218,700
50,634,924
8,727,714
116,581,338

381,208,834

31%
Furthermore, the Corporation may enter into commitments in the future which would require the issuance of additional Common Shares, and it may grant additional stock options.  The Corporation is authorized to issue an unlimited number of Common Shares.  Issuance of additional shares would be subject to OTC BB regulatory approval and compliance with applicable securities legislation. Genoil currently has no plans to issue Common Shares other than upon the exercise of warrants and options, for the purpose of raising funds for general working capital requirements, to acquire additional technology, to accommodate strategic partnerships, or for the satisfaction of debts, in certain, limited circumstances, which issuance would be subject to approval of the OTC BB Exchange.
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

•	initiate a derivative suit on the Corporation's behalf.

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
The address of its head office is
Suite 218
1811 -4 Street SW
Calgary, AB
T2S1W2   and its phone number is 212-688-8868.
History
1996	-	Genoil was created from an amalgamation between Genoil Inc. and Continental Fashion Group Inc. Continental Fashion Group Inc. shareholders received shares in the amalgamated company on a 10-for-1 basis while Genoil Inc. shareholders received shares in the amalgamated company on a 1-for-1 basis.

1997	-	Genoil acquired interests in oil and gas properties located in the Province of Quebec;
-	St. Genevieve Resources Ltd., Genoil's then parent company, re-directed funds from its accounts, leaving Genoil insolvent;
-	Debt owed by Explogas Ltd. ("Explogas") was converted for farm-in rights in Cuba offshore and onshore in a related party transaction by which Genoil acquired shares of Explogas and a general release in respect of their dealings. Subsequent to the conversion of debt, Genoil sold all of its shares in Explogas.

1998	-	Genoil was re-capitalized by Beau Canada Exploration ("Beau") and it became a subsidiary of Beau;
-	Genoil's board of directors and management were replaced and it changed its year end to December 31st;
-	Royalty interests and producing properties in the Western Sedimentary Basin were purchased for $2,600,000. As this was a non-arm's length transaction and the purchase price was determined with reference to an independent engineering assessment.
-	Genoil listed on the Canadian Venture Exchange (CDNX) predecessor to the TSX Venture Exchange.

1999	-	Genoil acquired all outstanding common shares of CE3 Technologies Inc. This was an arm's length transaction;
-	Genoil's subsidiaries at the end of 1999 were CE3 Technologies Inc. ("CE3"), Enviremedial Services Inc. ("Enviremedial") (CE3 was sole shareholder of Enviremedial), and Genoil Merchant Banking Intragroup Restricted Limited ("GMBI");
-	Genoil sold its Cuban interests.

2000	-	All of Genoil's Canadian royalty interest and producing properties were sold to Beau Canada for $1,700,000. As this was a non-arm's length transaction the purchase price was determined with reference to an independent engineering assessment. The disposition was recorded at the exchange value based on a valuation reviewed by independent petroleum engineers;
-	Genoil also sold GMBI to Beau for $1,400,000 cash consideration. As Genoil shifted its focus to technology development from oil and gas operations, GMBI, which held some residual international oil and gas exploration prospects and some accumulated tax losses, was no longer a core asset. This transaction, which was non-arms length, approximated fair value given a reasonable estimate of the value of the accumulated tax losses and the exploration prospects;
-	Beau distributed its holdings in Genoil, a total of 61,600,000 Common Shares, to its shareholders and ceased to be Genoil's parent company;
-	CE3 was placed into receivership as it had substantial cost overruns on its oil sands cleaning facility. CE3's creditors took over the project, and Genoil made a bid to the receiver for CE3's technology. Genoil was successful in its bid and the remaining operations of CE3 were wound up by the receiver;
-	Genoil changed its registered office from Toronto, Ontario to Calgary, Alberta.
2001	-	Genoil acquired all of the intellectual property of CE3, as well as certain capital assets, including a pilot heavy oil upgrader facility, for $2,000,000 cash consideration and the subordination of CE3's approximate $20,000,000 of secured debt owing to Genoil;
-	David Lifschultz acquired 10,121,462 Common Shares of Genoil. Mr. Lifschultz acquired 1,613,450 of these shares through a private placement, with the remaining amount acquired through market purchases at prices between $0.09 and $0.11 per share.
-	Exclusive rights to the oil-water separation technology which Genoil held were indefinitely extended.

2002	-	Genoil purchased Hydrogen Solutions Inc. and was assigned an existing license for EHG Technology LLC ("EHG") technology, which it paid for by issuing 10.5 million Common Shares and agreeing to pay a 32.5% royalty based on net operating income relating to hydrogen production. This was an arm's length purchase. The Corporation acquired the exclusive rights to a process for generating hydrogen from water;
-	Genoil acquired patent rights for a three-phase oil water separator as well as an existing commercial oil water separation unit in exchange for 700,000 of its Common Shares at a deemed price of $0.22 per share;
-	Genoil completed two non-brokered private placements through which it issued 6,566,614 Common Shares at a price of $0.18 per Common Share and 20,226,853 Common Shares at a price of $0.10 per share. As part of the latter placement, Mr. Lifschultz purchased an additional 19,770,329 shares, bringing his shareholdings to 20.5% of Genoil's outstanding Common Shares. Mr. Lifschultz paid cash for these shares;

2003	-	Genoil continued operations under the agreement with EHG for the purpose of conducting tests of the hydrogen generating technology at a site in Romania;
-	Outstanding warrants, representing a total of 11,262,500 Common Shares, were extended for one additional year to February 12, 2004. These warrants have now expired;
-	A number of shares-for-debt agreements were reached with several of Genoil's creditors. As of December 31, 2003, Genoil had issued 5,186,060 Common Shares representing $732,325 of creditor liabilities for the year 2003. It received approval from the TSX Venture Exchange to list all of the shares issued pursuant to such arrangements and all such shares were issued subject to a TSX Venture Exchange imposed four-month hold period;
-	Genoil completed two non-brokered private placements through which it issued 6,008,499 Common Shares at a price of $0.10 per share and 6,917,193 units at a price of $0.15 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant, with each full warrant allowing its holder to purchase one Common Share at a price of $0.20 for a period of two years).

2004	-	Genoil completed a non-brokered private placement through which it issued 10,642,820 units at a price of $0.14 per unit (each unit being comprised of one Common Share and three-tenths of a share purchase warrant with each full warrant allowing its holder to purchase one Common Share at a price of $0.15 for a period of two years).
-	The Corporation issued 1,674,999 shares in satisfaction of obligations to four creditors including two officers and one related party.
-	Genoil entered into a contract with Silver Eagle Refining – Woods Cross Inc. ("Silver Eagle") to install the first commercial Genoil Hydroconversion Upgrader ("GHU").
-	Genoil raised $900,000 through two short‑term loans from a director. As compensation for the loan, the Corporation issued to the lender 300,000 Common Shares at a deemed price of $0.25 per share.
-	Genoil signed an agreement with OAO Lukoil ("Lukoil") for the testing of its heavy oil from the Yarega oil field in Russia's Komi Republic.
-	Genoil signed a licensing agreement with Velox Corporation regarding the "Maxis" oil and water separation system. Genoil has proprietary rights to the "Maxis" hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil's Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions.
-	Genoil signed a licensing agreement for its Claris technology with MNGK, a Russian oil services firm.
-	Genoil acquired a controlling interest in Velox Corporation.
-	In December, Genoil completed a non-brokered private placement through which it received $5,638,220 and issued non-interest bearing convertible debentures with a conversion price of $0.44 per share. The participants in the private placement also received 3,203,534 warrants entitling them to purchase 3,203,534 Common Shares at a price of $0.85 per share any time prior to December 23, 2009. The debentures mature in December, 2014.

2005	-	On February 3, 2005, a lender agreed to exercise its right to acquire 10,000,000 Common Shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 Common Shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of shares were paid to the holder to settle the entire principal and accrued interest outstanding to the lender.
-	The Corporation settled payables with insiders equal to $471,414 through the issuance of 1,266,873 Common Shares pursuant to certain shares for debt agreements.
-	Late in 2005 the Corporation received a letter of termination from Silver Eagle.
-	Genoil completed a non-brokered private placement, through which it received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum with a conversion price of $0.44 per share.
-	Genoil signed a letter of intent with Surge Global Energy, Inc. to evaluate the construction of a 10,000 barrel per day commercial upgrader based on its technology.
-	In December 2005, Genoil arranged a non-brokered private placement. Pursuant to this private placement, Genoil received $750,000 and issued a six month convertible debenture, accruing interest at a rate of 12% per annum and having a conversion price of $0.44 per share. The private placement also included 426,000 warrants to purchase Common Shares at an exercise price of $0.85 per share and exercisable within 6 months of the date of issuance.

2006	-	Genoil entered into a non-binding memorandum of understanding with Hebei Zhongjie PetroChemical Group Company Ltd. ("Hebei Zhongjie") to jointly develop and build the first major commercial heavy oil upgrader in China based on the GHU® technology.
-	Genoil's GHU® technology was approved by the United States Patent and Trademark Office.
-	Lifschultz Terminal and Leasing Co. Inc. and Lifschultz Enterprises Co, LLC converted their outstanding $750,000 convertible notes, originally acquired in 2005 and 2006 respectively, into Common Shares thus eliminating a $1,500,000 outstanding debt payable by Genoil.
-	SDS Capital Group SPC, Ltd. converted $296,316 of its outstanding $428,995 non-interest bearing convertible debenture originally acquired in December 2004.
-	In June 2006, Genoil and Steaua Romana Refinery signed a memorandum of understanding for a Hydroconversion Upgrader in Romania.
-	In August 2006, Genoil entered into a purchase and sale agreement with Murphy Canada Exploration Company for the purchase of rights to royalties previously held by Beau Canada Exploration Ltd. Genoil acquired those rights in exchange for 4,500,000 common shares.
-	In September 2006, Genoil completed a private placement, receiving US$3,550,150 and issued 4,863,218 Common Shares, and 1,215,802 warrants to purchase Common Shares at an exercise price of US$1.10 per share and exercisable within two years from issue date.
-	In October 2006, Genoil and Hebei Zhongjie signed a Letter of Intent to proceed with the design and installation of a 20,000 bpd GHU at their refinery in Nampaihe Town, Huanghua City, Hebei, China. Hebei Zhongjie shipped oil for testing at the Corporation's pilot facility in Two Hills, Alberta. Genoil will immediately begin work on the first stage of the project's engineering design.
-	Genoil completed a non-brokered private placement, through which it received $968,825.19 and issued a convertible debenture carrying a 12% annual interest rate and having a conversion price of $0.75 per share. In connection with the issuance of the convertible debentures, Genoil granted 322,941 warrants exercisable for a term of 6 months at $0.98 per share.

2007	-	In April 2007, Genoil and two holders of convertible notes, originally issued in October 2006, agreed to extend the maturity date by six months to October 6, 2007, with such notes to continue on the same term in all other respects. The warrants issued in connection with these notes were likewise extended.
-	In April 2007, Genoil entered into a testing agreement with Hebei Zhongjie for testing of their heavy oil at the Company's pilot plant to determine final parameters to move the project into the next phase.
-	In May 2007, Genoil entered into shares-for-debt agreements with several of Genoil's outside directors, they agree to forgive a total of $223,000 in unpaid director's fees in exchange for 660,740 common shares of the Corporation.
-	In May 2007, Genoil entered into a funding agreement with the Chairman and CEO of the Corporation, who received 600,000 common share purchase warrants in lieu of interest on a line of credit of $ 1,000,000 made available to the Company. Each warrant is exercisable for one common share of the Corporation at a price of $0.58 per share at any time within one year from its date of issue.
-	In July 2007, the company finalized a private placement receiving $ 2.8 million and issuing 5,130,382 common shares. Additionally, 0.25 common share purchase warrants are being issued for each common share, which are exercisable until three years following their issue date at a price of US$0.78.
-	Genoil issued 107,825 shares to satisfy amounts outstanding to a consultant of the Corporation.
-	In August 2007 the Corporation granted 1,000,000 incentive stock options for an officer at a strike price of $0.57,
-	In September 2007, Genoil announced the completion of the heavy oil testing for Hebei Zhongjie refinery.
-	The Genoil Crystal Sea bilge cleaner received final US Coast Guard certification for marine oil pollution prevention equipment.
-	By the end of September, the Canadian patent application for the GHU upgrading technology was approved by the Canadian Intellectual Property Office.
-	In October 2007, Genoil and the holders of the convertible notes and warrants that had been extended in April, agreed to another extension of six months to April 6, 2008, and on the same terms.
-	In October 2007, Genoil announced it signed a binding Memorandum of Understanding with Stone & Webster International, subsidiary of The Shaw Group, for marketing and technical assistance for further development of the GHU technology and future projects.
-	In November 2007, Genoil agreed to convert long term convertible notes held by a major investor into 2,785,681 convertible preference shares. Each preferred share will be convertible into four common shares of Genoil at $1.76.
-	In November 2007, Genoil started working on two gas metering plant projects together with Aquamation Inc., a Houston-based process equipment company. Under a Joint Operating Agreement Genoil will supply Aquamation with Engineering Services on an hourly billing rate plus expenses.

2008	- In August 2008, Genoil signed a Memorandum of Understanding OCM Tasimacilik Lojistik Madencilik Ticaret Ve Sanayi A.S. ('OCM'0, one of the largest conglomerates in Turkey, to jointly develop oil water separation projects. This MOU establishes that OCM will assist Genoil in marketing efforts in different countries where they have exposure, such as Russia, the former Soviet Republics, the Middle East and Africa.
-	Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. The new notes have a face value of $1,227,356, a term of one year, carry interest at 12% and are convertible into common shares at $0.27. The notes have 1,136,442 warrants attached that have an exercise price of $0.41 and a term of one year.
- In order to reduce it's cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs.
- On March 3, 2008, the Company raised C$247,075 in a private placement.  The Company issued 378,787 shares at US$0.66 and 94,696 warrants with an exercise price of US$0.99 and a term of 5 years.
- At the beginning of May 2008, Genoil announced a new bridge financing from the company's CEO.  The previous $1 million credit facility was replaced by a one year, $5 million facility that bears interest at 12% and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year.  Under the terms of this agreement the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO.  Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment.  Upon the repayment of all advances at any time, this facility shall terminate immediately.
- During July the company, through a private placement, raised US$2,565,682 by issuing 11,155,132 common shares at US$0.23 with 2,788,777 warrants at $0.29 and a term of two years attached.  Of this US$1,036,410 was used to repay the balance outstanding under the funding agreement from the CEO.
- On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine.  DongHwa will license Genoil's Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.
- The Company also signed a joint venture agreement with The Clarendon Group to co-operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil's Crystal Oily Water Separators.  The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and ports servicing companies internationally.  Clarendon Group has made significant contacts in Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

2009	-	On March 2, 2009, Genoil signed a memorandum of understanding ("MOU") with Tianjin Port, one of China's major shipping harbours.
- The MOU with Tianjin Port is for the introduction and implementation of Genoil's oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens.  This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology.  Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China's third largest city.  During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput.  Tianjin Port's total container throughput reached 7.1 million twenty-foot equivalent units ("TEUs") last year, making the Port one of the world's top 20 container ports.
- On March 10, 2009, Genoil signed a memorandum of understanding ("MOU") with Tangshan Port, in China, for the implementation of Genoil's bilge water treatment system.
- This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil's oily water separation technology to treat and clean bilge water.  Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil.  Genoil's Crystal oily water separator meets the port's goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.
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
- In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term.   Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus.  The value attributed to the warrants was calculated using the Black‑Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.
- The Company also did a shares‑for‑debt transactions issuing a total of 2,265,192 common shares at C$0.13.  There were no warrants issued with the shares‑for‑debt transaction.

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
- On June 30, 2010, Genoil announced it has been awarded a major patent for its breakthrough sand decontamination technology by the United States patent office. The patent recognized the unique positioning of Genoil for Gulf of Mexico disaster cleanup.  As a result of continued research and development, the sand decontamination patent constitutes a major advancement of the reactor design. The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil's long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters.  Our sand cleaning units, which are completely portable, are able to reclaim enough contaminants to return the earth to agricultural grade soil.
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
- During November 2011, Genoil received ABS certification for all Crystal Sea models.  This accreditation  is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/

2012
During the 2012, the Company received net cash proceeds of $1,481,442 pursuant to financing activities.
Genoil Emirates LLC, was incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates.  Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and the Company.  As at December 31, 2012, the Emirates LLC had not yet commenced operations and holds no assets.

During the year ended December 31, 2012, the Company advanced a net amount of $78,482 to an officer of the Company resulting in a balance of $172,574 outstanding as at December 31, 2012 (2011 - $94,092), which approximates fair value.

During the year ended December 31, 2012, the company incurred costs of $23,058 (2011 - $174,736) to produce an additional crystal sea unit.

In October 2012, promissory notes in the amount of $386,313 were repaid to the note holders.
In July 2012, the company received regulatory approval to extend the convertible notes for one year maturing at October 6, 2013.  As a result of this extension, no warrants were issued or recorded.  The extended notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company and $0.10 per share at the option of the holder.  The incremental value resulted from change in the conversion price which is $844,533.  This amount has been recognized as a loss in the year.

In May 2012, a private placement was completed.  The Company issued 6,732,898 shares at $0.09 per common share and allocated $300,144 to share capital.  The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $311,135 was credited to contributed surplus.

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

During 2012, the Company paid $17,268 (2011 – $3,114) of interest in cash.

The Company did not pay any income taxes in 2012 or 2011.
During 2012, the Company settled $1,175,896 (2011 – $649,957) of trade and other payables through the issuance of common shares.

2013
At the close of 2013, the Company recorded an impairment charge of $1,856,394 (2012 - $1,900,000) as a consequence of:
- The closure of Calgary and Edmonton offices;
- The impairment of patents due to expiration; and,
- The impairment of mineral rights due to the absence of estimated future cash flows to recover the  investment.

On April 2, 2013, the Company received a demand letter, from the landlord of the Company's former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the "shares for debt" avenue has been proffered to the landlord.

On April 4, 2013, the Board of Directors of the Company completed a review of compensation levels for the Company's officers. Recognizing the Company's scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 18,000,000 stock appreciation rights relating to the market performance of Genoil's common shares, at base price of $0.07, being superior to the closing price of the Company's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 18,000,000 rights approved for grant, 12,000,000 have been approved for grant to the Company's Chief Executive Officer and 6,000,000 to the Company's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

On May 24, 2013, a Certificate of Default Judgment was registered against the Company in the amount of $25,791, which is included in trade and other payables.

During 2013, the Company incurred an impairment loss of $Nil (2012 - $900,000) relating to the state of disrepair of the upgrader. The remaining value represents scrap value of the upgrader.

During 2013, the Company incurred an impairment loss of $171,423 (2012 - $Nil) relating to the state of disrepair of the crystal sea test unit. The office equipment of $13,735 was fully written off due to closure of Calgary and Edmonton offices.

During 2013, the Company incurred an impairment loss of $1,628,685 on the mineral rights. The mineral rights are considered fully impaired due to the absence of estimated future cash flows to recover the investment. The development of the mineral rights require significant capital outlays and due to the state of the Company's financial position it currently has no future plan to develop or dispose of the mineral rights.

On November 15, 2013, the Company extended the convertible notes for another two years maturing on October 6, 2015. The extended notes continue to carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at $0.015 per share at the option of the holder.

In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common shares. No warrants were issued and the full amount was allocated to share capital.

In March 2013, the Company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

In November 2013, a private placement was completed. The Company issued a total of  20,599,999 shares at $0.015 per common shares. 17,366,574 shares were issued for cash consideration of $260,499 and 3,233,425 shares were issued to two individuals for consulting services provided to the Company in the amount of $48,501. The attached warrants are exercisable at US$0.05 with a 5 year term and the estimated fair value of $386,758 was recorded as a debit to contributed surplus and a credit to the derivative liabilities.

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

Genoil has formed a new corporation in the Middle East with SBK Commercial Business Group in the United Arab Emirates.  The corporation is named "Genoil Emirates".

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil's technologies, including:  desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning.  Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

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

The GHU®'s unique intellectual property is in its hydroconversion design and mixing devices.  A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst.  As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements.  The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals.  Genoil's process is designed specifically to eliminate most of the sulphur from the feed stocks.

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

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves.  Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year.  It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years.  As light oil productive capability declines, a world pricing crisis may occur.  Genoil's pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Oil/Water Separation
The Genoil Water Treatment Department has recently increased its significance in the business model of the Corporation.  Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports.  Genoil's Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process.  The Company is in the process of developing scaled up units that can handle larger volumes.

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

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards.  Also, all ships built prior to 2007 had to meet those standards by the close of 2009.  A ship's bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room.  This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment.  Genoil is focusing on this market's growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies.  Genoil also expects to address the global contamination of a port's water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

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

During 2010, Genoil was awarded a major patent for its breakthrough sand decontamination technology by the United States patent office.  Genoil provides one of the best commercial, economic and environmentally approved off the shelf solutions for soil and water decontamination. As a result of continued research and development, the sand decontamination patent constitutes a advancement of the reactor design. The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil's long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters.

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

Two Hills was initially formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base.  This asset base is comprised of a site under which very large salt caverns have been formed in the Lotsberg Formation beneath the earth's surface.  Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes.

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
The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:
	2013	2012	2011	2010	2009
Business development	115,627	42,072	186,218	171,480	114,526
Travel expenses	211,776	160,167	154,201	211,316	319,260

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

While Genoil's primary commercial focus has been on the GHU, it has also recently made advances with respect to potential near term revenue opportunities from its Crystal products.  Genoil anticipates sales of Crystal units based on increasingly strict environmental regulations.  Therefore, the Company is anticipating the generation of income in the short term from sale of oil/water separation equipment.  The Corporation continues to believe that the largest potential for medium and long-term revenue is based on sales of the GHU technology.
Geographic Markets
The Company markets its technology mainly to potential customers in the Middle East, Russia and China.  The markets for Genoil's products are global.
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

The Corporation was subject to securities regulation in the Canadian jurisdictions in which it was a reporting issuer.  As an issuer with securities traded on the TSX Venture Exchange, the Company was subject to its rules.  The Corporation's shares are now traded on the Over the Counter Bulletin Board ("OTCBB") and as such, the Corporation is subject to the OTCBB listing requirements.  Genoil must maintain a legislated level of public disclosure and must maintain minimum listing requirements based on its financial performance, resources and stage of development.
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

The Corporation has accumulated losses of $87.0 million to year ended December 31, 2013 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil's GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil's Crystal units is Genoil's key short-term goal, while the GHU® represents the next phase in the Company's long-term growth.

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

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as "peak oil" in light oil already has arrived in our estimation, and a move developing and upgrading heavy oil is around the corner.  The potential of this industry is greater when you calculate an estimated 900 billion barrels of world heavy oil reserves based on margins of say $30.00 per barrel than the Internet era that was only in the imagination twenty years ago.

The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year.  Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element.  When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly.  Heavy oil is presently being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards.  In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as "sour", as that is how it "taste-tested" in ancient times.

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

Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors.  There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one.  The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy.  The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards.  Based on Genoil's previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

C.    Organizational structure.
Genoil has a total of 2 full time employees, and also hires outside consultants as required in the cities of Calgary and Edmonton, Alberta, New York, New York, and in Europe.  The Corporation has also engaged a number of sales agents that cover 36 countries in North and South America, Europe and the Middle East
Some consultants and the agents generally act as representatives on Genoil's behalf with respect to commercial opportunities in their respective cities and countries.  The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.
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
D.    Property, plant and equipment.
Human Resources and Facilities
Genoil presently operates out of New York, New York, and has a research and development site located at Two Hills, Alberta.
Genoil currently has two employees. Genoil uses its Two Hills facilities for research and development and for client demonstrations.
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
The Company adopted IFRS on January 1, 2011. The Company's financial statements as at and for the year ended December 31, 2010 were restated to conform with IFRS.
Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies.  Its pilot plant is located at Two Hills, Alberta.
To December 31, 2013, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
As Genoil's business has not yet generated revenue from operations, the Company requires cash infusions on a regular basis as it seeks to grow, develop and market its technologies.
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

Results of Operations – Year Ended December 31, 2013
Significant items
	2013	2012	2011

Revenue	$-	$-	$-
Interest received	-	300	61

General & Administration costs
Human resources	$160,044	$628,502	$744,717
Business development	115,627	42,072	186,218
Travel	211,776	160,167	154,201
Professional fees	171,243	941,924	788,691
Rent	117,304	195,173	347,908
Shareholder services	35,252	125,945	73,344

Research & Development costs
Development costs	$42,862	$50,098	$158,186

Other items
Loss on repayment of debt	$-	$103,005	$58,891
Loss on disposal of assets	-	-	201,092
Loss on impairment of assets	1,856,394	1,900,000	291,994
Stock-based compensation	415,387	55,550	1,744,590

Net loss	$(5,724,123)	$(5,432,081)	$(1,758,748)
Per share - basic & diluted	(0.02)	(0.02)	(0.01)
In order to reduce it's cash burn rate, the company has reduced its headcount, resulting in a significant reduction in human resource costs.  Business development consists mainly of travel expenses to China and the Middle East.  Also included are marketing and website development costs.  Business development costs have increased due to more marketing and development of the website.
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
B.    Liquidity and Capital Resources
Genoil's business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2013 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

The Company closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors.  A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of 1,367,319 common shares and 564,302 warrants of the Company.  Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.
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
In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term.   Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus.  The value attributed to the warrants was calculated using the Black‑Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.
The Company also did a shares‑for‑debt transactions issuing a total of 2,265,192 common shares at C$0.13.  There were no warrants issued with the shares‑for‑debt transaction.
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
In May 2012, a private placement was completed.  The Company issued 6,732,898 shares at $0.09 per common share and allocated $300,144 to share capital.  The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $311,135 was credited to contributed surplus.

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

In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common shares. No warrants were issued and the full amount was allocated to share capital.

In March 2013, the Company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

In November 2013, a private placement was completed. The Company issued a total of 20,599,999 shares at $0.015 per common shares. 17,366,574 shares were issued for cash consideration of $260,499 and 3,233,425 shares were issued to two individuals for consulting services provided to the Company in the amount of $48,501. The attached warrants are exercisable at US$0.05 with a 5 year term and the estimated fair value of $386,758 was recorded as a debit to contributed surplus and a credit to the derivative liabilities.

There are no restrictions on the ability of the Subsidiaries to transfer funds to Genoil in the form of cash dividends, loans or advances.  However, the Subsidiaries are not yet generating income and the Corporation does not consider them as a source of revenue.

C.    Research and development, patents and licenses, etc.
Genoil does not presently plan to conduct any major new research and development, but will continue to refine and fine-tune its present complement of technologies.  During 2011, the Company spent $174,737 for the construction of a Crystal Sea unit that is to be tested in Alberta. An additional $23,059 was spent on a second Crystal Sea unit in Alberta.

D.    Trend information.
Currently Genoil has no sales inventory or production.

E.    Off-Balance Sheet Arrangements.
Genoil has no off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations.
	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years
Operating lease obligations	-	-	-	-	-
Pymt to SBK Commercial Business Group	900,000	150,000	450,000	300,000	-
Convertible notes	2,415,331	-	2,415,331
	3,315,331	150,000	2,865,331	300,000	-
G.    Safe Harbour.
Not applicable.
Item 6.	Directors, Senior Management and Employees
A.    Directors and senior management.
At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years		Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz* Larchmont, New York	Chief Executive Officer of Genoil Inc. from 2002 to present.		23-Nov-45	25-Feb-02	85,514,696 22.47%
Chairman and CEO	Chairman of the board of directors of Genoil Inc. from 2002 to present.

Bruce S. Abbott New york, NY Director	President and Director		27-Sep-76	10-Oct-13	6,000,000 1.57%

Timothy Bojar New York, NY USA Director	Director since November 22, 2012		19-Dec-75	22-Nov-12	Nil

Bengt Koch Director	Partner of Merchant Venture Investments		29-Oct-37	10-Oct-03	184,620
Morbylanga, Sweden

Slobodan Puhalac Director Banja Luka, Bosnia-Herzogovina	Director of Gas in Bosnia	02-Dec-50	11-Nov-41	16-Jul-13	Nil

Bruce Abbott	President and Director since
New York, NY
Director

Bengt Koch	Director since

Director

(*) The "Numbers of Securities Controlled" are comprised by common shares as of the most recent date, and options,  warrants and convertible notes  exercisable/convertible  within 60 days from December 31, 2013.

B.    Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	$-
Chairman & CEO
Tim Bojar	$-	1,000,000	$0.05	22-Jan-18
Director
Bengt Koch	$-	250,000	$0.02	4-Apr-18
Director		1,500,000	$0.01	15-Nov-18
Slobodan Puhalac	$-	1,000,000	$0.02	7-May-18
Director		1,250,000	$0.01	15-Nov-18
	$-

C.    Board practices.
Directors are elected annually to the Board of Directors (the "Board") at the Corporation's Annual General Meeting.  Directors may also, between Annual General Meetings, appoint one or more additional Directors, provided such number of additional directors does not exceed 1/3 of the existing number, to serve until the next Annual General Meeting.  No Director has a service contract with Genoil providing for benefits upon termination of employment.
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

Composition of the Board of Directors
As of December 31, 2013, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Tim Bojar, Bruce Abbott, Bengt Koch and Slobodan Puhalac.  Of the Board, Messrs. Koch, Bojar and Puhalac are "independent".  Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation.  Bruce Abbottis not considered to be independent as he is the President.  Tim Bojar was appointed to the board as well as its audit committee on November 22, 2012.   Bengt Koch was appointed to the Board as well as the audit committee on October 10, 2013.
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
Compensation Committee. The Compensation Committee consists of Bruce Abbott and Tim Bojar.  The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors and senior management, and to supervise the administration of Genoil's stock option plan.
Decisions Requiring the Prior Approval of the Board of Directors
Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis.  Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D.    Employees.
At December 31, 2013, there were a total of two employees working for Genoil.  Of these, 2 are senior management.  Genoil has no labour unions and no temporary staff.
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
E.    Share ownership.
There were 381,208,834 Common Shares issued and outstanding as of December 31, 2013 (2012 – 350,456,719).  Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."
Item 7.	Genoil has established a stock option plan with the objective of advancing its interests by encouraging and enabling the acquisition of a share interests by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. The full text of Genoil's stock option plan is attached as an Exhibit to the Form 20-F for 2006
Item 8.	Major Shareholders and Related Party Transactions
A.    Major shareholders.
The following table sets forth information as of April 30, 2014, with respect to each person known to the Corporation to own more than 5% of its Common Shares.  As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2013, through the exercise of any option or warrant.  Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.  The amounts and percentages are based upon 381,208,834  Common Shares issued and outstanding.
Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	85,514,696	22.40%

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
B.    Related party transactions.
The following is a description of the related party transactions that have occurred during the years ended December 31, 2013 and 2012.

During 2013, the Company advanced a net amount of $6,685 (2012 - $78,482) to officers of the Company resulting in a balance of $179,259 outstanding as at December 31, 2013 (2012 - $172,574), which approximates fair value as the balances are due on demand.

Included in administrative expenses for the year ended December 31, 2013 are consulting fees of US$122,376 (2012 – Nil) incurred to the spouse of a director of the Company, this amount was included in trade and other payables as of December 31, 2013. During 2013, there are consulting fees of $Nil (2012 – $70,000) paid, through issuance of shares, to companies controlled by an officer of the Company.

The Company's operations continue to consume cash.  As it has in the past, the Company will rely on its CEO to infuse further funding to support its working capital requirements for the foreseeable future.
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
In the case of transactions involving an officer, the disclosure must be made in writing to the Corporation's Chairman at a Board meeting.
C.    Interests of experts and counsel.
Not required as this is an annual report under the Exchange Act.
Item 9.	Financial Information
A.    Consolidated statements and other financial information.
Please see "Item 3 Financial Statements" and Exhibit 19(a) for a list of the financial statements filed as part of this annual report statement.
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

B.    Significant changes.
Please see "Item 3 (q) Financial Statements".
Item 10.	The Offer and Listing
A.    Offer and listing details.
The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on TSX Venture Exchange		Price per share on OTC Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2009	$0.31	$0.10	$0.29	$0.10
Fiscal year ended December 31, 2010	$0.36	$0.12	$0.34	$0.18
Fiscal year ended December 31, 2011	$0.30	$0.07	$0.31	$0.07
Fiscal year ended December 31, 2012	$0.11	$0.05	$0.14	$0.05
Fiscal year ended December 31, 2013			$0.06	$0.01

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2012
First Quarter	$0.11	$0.08	$0.14	$0.09
Second Quarter	$0.08	$0.06	$0.09	$0.06
Third Quarter	$0.08	$0.05	$0.09	$0.05
Fourth Quarter	$0.08	$0.05	$0.08	$0.05

Fiscal year ended December 31, 2013
First Quarter			$0.06	$0.04
Second Quarter			$0.05	$0.02
Third Quarter			$0.05	$0.01
Fourth Quarter			$0.02	$0.01

Most Recent Six Months	High	Low	High	Low

October 13			$0.03	$0.01
November 13			$0.02	$0.01
December 13			$0.04	$0.01
January 14			$0.02	$0.01
February 12			$0.01	$0.01
March 14			$0.03	$0.01

B.    Plan of distribution.
Not required as this is an annual report under the Exchange Act.
C.    Markets.
The issued and outstanding Common Shares are listed and posted for trading on the  OTC Bulletin Board under the symbol "GNOLF".  The Corporation's Common Shares are registered shares.
D.    Selling shareholders.
Not required as this is an annual report under the Exchange Act.
E.    Dilution.
Not required as this is an annual report under the Exchange Act.
F.    Expenses of the issue.
Not required as this is an annual report under the Exchange Act.
Item 11.	Additional Information
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
C.    Material contracts.
Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:
1. On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine.  DongHwa will license Genoil's Bilge Water Separation technology for all ship, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

2. In February 2009, the Company signed a joint venture agreement with the Clarendon Group to co-operate internationally in the promotion, marketing, sales, service provision and logistics of Genoil's Crystal Oily Water Separators.  The Clarendon Group, based in London, England, provides international financial expertise having extensive knowledge and experience in new technologies and key contacts in ports and port servicing companies internationally.  Clarendon Group has made significant contacts in Malaysia, Indonesia, Turkey, United States, Bahamas and China, and has an extended sales pipeline in the United Kingdom and other parts of Europe.

3. On March 2, 2009, Genoil signed a memorandum of understanding ("MOU") with Tianjin Port, one of China's major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil's oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens.  This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology.  Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China's third largest city.  During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput.  Tianjin Port's total container throughput reached 7.1 million twenty-foot equivalent units ("TEUs") last year, making the Port one of the world's top 20 container ports.

4. On March 10, 2009, Genoil signed a memorandum of understanding ("MOU") with Tangshan Port, in China, for the implementation of Genoil's bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil's oily water separation technology to treat and clean bilge water.  Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil.  Genoil's Crystal oily water separator meets the port's goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

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
9. In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term.   Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus.  The value attributed to the warrants was calculated using the Black‑Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

10. The Company also did a shares‑for‑debt transactions issuing a total of 2,265,192 common shares at C$0.13.  There were no warrants issued with the shares‑for‑debt transaction.
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

18. In May 2012, a private placement was completed.  The Company issued 6,732,898 shares at $0.09 per common share and allocated $300,144 to share capital.  The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $311,135 was credited to contributed surplus.

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

21.  During December 2013:
the Corporation announces that it has closed a non-brokered United States private placement, pursuant to which the Corporation issued 20,599,999 common shares, at a price of Cdn $0.015 per share for total gross proceeds of $309,000. The common shares issued in connection with the private placement are subject to hold periods pursuant to holding periods depending on country regulations.
Genoil has agreed to extend the term of an aggregate $1,227,355.84 principal amount plus interest accrued thereon of convertible promissory notes (the "Notes") which were previously issued by the Company. The Notes were originally issued to certain related parties being, Sidney B. Lifschultz 1992 Family Trust, Lifschultz Enterprises Co. LLC, David K. Lifschultz and Bruce Abbott (the "Noteholders") in October, 2008. The Notes had an original term expiring on October 6, 2009, which had been amended and extended to October 6, 2010, and October 6, 2011, and October 6 2013.
The Noteholders have agreed, by way of a Note Extension and Amendment Agreement, to extend the maturity date of the Notes until October 6, 2015.
The Company and the Noteholders have also agreed to amend the conversion price of the Notes from $0.10 to $0.015 per common share and to grant a security interest to the Noteholders in all of the Company's present and after-acquired property to secure the Company's obligations under the Notes. The debenture shall give the holders voting rights for all shares which it could be converted to. If there is a private placement at a lower price than $0.015 per common share then the conversion rate will fall to that lower price. In the event that the debenture matures and is not paid off by Genoil, the debenture continues with its conversion features as before maturity. The Notes will remain substantially unamended in all other respects.

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

•	for purposes of the U.S. Internal Revenue Code of 1986 (the "Code") are U.S. persons;

•	deal at arm's length with Genoil for purposes of the ITA;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

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

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Genoil's Common Shares is based on the following, as at the time of this statement:
•	the ITA and the Income Tax Regulations (Canada) (the "Regulations");

•	published proposals to amend the ITA and the Regulations;

•	published administrative positions and practices of the Canada Customs and Revenue Agency;

•	the Code;

•	Treasury Regulations;

•	published Internal Revenue Service ("IRS") rulings;

•	published administrative positions of the IRS;

•	published jurisprudence that is considered applicable; and

•	the Treaty.

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

Passive Foreign Investment Company Rules
Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company ("PFIC").  Genoil could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:
•	75% or more of the Corporation's gross income for the taxable year is "passive income," which includes interest, dividends and certain rents and royalties; or

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
Genoil has formed a new corporation in the Middle East with SBK. Commercial Business Group in the United Arab Emirates.  The corporation is named "Genoil Emirates".
The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil's technologies, including:  desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning.  Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

The Genoil Emirates joint venture between Genoil and SBK Commercial Business Group has enormous promise.  Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia.

Item 12.	Quantitative and Qualitative Disclosures About Market Risk
Genoil is not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact it does not currently conduct any material business in the United States.
Item 13.	Description of Securities Other than Equity Securities
Not required as this is an annual report under the Securities Act.
PART II

Item 14.	Defaults, Dividends Arrearages and Delinquencies
There have been no material defaults in the payment of interest or principal or any dividend or arrearages or material delinquencies.
Item 15.	Material Modifications to the Rights of Security Holders and Use of Proceeds
There has been no material modification to the rights of Genoil's security holders.
Item 16.	Controls and Procedures
(a)	Evaluation of disclosure controls and procedures.
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
For the year ended December 31, 2013 the CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)).  The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets.  This material weakness affects all significant accounts
(b) Management's annual report on internal control over financial reporting.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance International Financial Reporting Standards ("IFRS")
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
Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2013 due to the following material weakness:
•	The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors in understanding the related accounting and disclosure requirements on these matters. Management corrected any errors prior to the release of the Company's December 31, 2013 consolidated financial statements.

In future the company will engage an independent accounting firm to provide the required expertise on complex accounting matters.
(c) Changes in internal controls over financial reporting.
There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
Item 17.	[Reserved]
Not applicable.
Item A	Audit Committee Financial Expert
The board of directors has determined that Tim Bojar qualifies as a financial expert.  He is an independent director for this purpose.
Item B	Code of Ethics
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
 MNP LLP has served as the Corporation's auditors from August 2008 onwards.  The following table summarizes the aggregate fees for professional audit services and other services rendered by Meyers Norris Penny LLP in the past two years.
In Canadian dollars
	2012	2012

Audit Fees	$57,610	$175,534
Audit-Related Fees	-	22,988
Tax	-	-
All Other Fees	-	-

Total	$57,610	$198,522

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
Not applicable.
Item F                          Change in registrant's Certifying Accountant
    Not applicable.

PART III
Item 18.	Financial Statements
The Consolidated Financial Statements for years ended December 31, 2013 and 2012 attached as Exhibit 19(a).
Item 19.	Financial Statements
The registrant has elected to provide financial statements using International Financial Reporting Standards for the 2013 and 2012 year end.
Item 20.	Exhibits
(a)            The Consolidated Financial Statements for the year ended December 31, 2013.
(b)            Exhibits
Exhibit Number		Description
1.1	*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2	*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3	***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4	***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5	***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2	**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3	***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4	***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5	****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust
2.6	****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7	*/	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott
2.8	*//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1	*	Sample Marketing Agreement

4.2	*****	Funding Agreement with David K Lifschultz

11.1	*****	Amended Code of Conduct as adopted on December 15, 2007

12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2		Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1		Independent Auditor's Consent of MNP LLP

14.2		Independent Auditor's Report &;Comments by Auditors for US Readers on Canada-United States Reporting Differences of BDO Dunwoody LLP

* These exhibits were filed with Genoil's 2003 Form 20‑F.
** This exhibit was filed with Genoil's 2004 Form 20-F.
*** These exhibits were filed with Genoil's 2005 Form 20‑F.
**** These exhibits were filed with Genoil's 2006 Form 20-F.
*****These exhibits were filed with Genoil's 2007 Form 20-F.
*/ This exhibit was filed with Genoil's 2009 Form 20-F.
*// This exhibit is filed with Genoil's 2012 Form 20-F/

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated December 7, 2015.
GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer