Form 20-F
period 2014-12-31
GENOIL INC
filed 2016-01-19
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2016
WASHINGTON, D.C. 20549	Estimated average burden hours per response…2645.00

FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Common Shares:  405,351,502 as of December 31, 2014 and 405,423,502  as of April  30, 2015
Preferred shares: (zero) as of December 31, 2014.

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

☐ Yes ☐ No
Contents
Item 1.	Identity of Directors, Senior Management and Advisers		4

Item 2.	Offer Statistics and Expected Timetable		4

Item 3.	Key Information		4

Item 4.	Genoil's Information		9

Item 5.	Operating and Financial Review and Prospects		24

Item 6.	Directors, Senior Management and Employees		28

Item 7.	Major Shareholders and Related Party Transactions		32

Item 8.	Financial Information		33

Item 9.	The Offer and Listing		34

Item 10.	Additional Information		35

	Directors' Conflicts of Interest		36
	Borrowing Powers		36
	Directors		36
	Rights Attached to Shares		37
	Alteration of the Rights of Shareholders		37
	Shareholders' Meetings		37
	U.S. Holder of Common Shares		42
	Canadian Federal Income Tax Consequences		43
	United States Federal Income Tax Consequences		43

Item 11.	Quantitative and Qualitative Disclosures About Market Risk		46

Item 12.	Description of Securities Other than Equity Securities		46

Item 13.	Defaults, Dividends Arrearages and Delinquencies		46

Item 14.	Material Modifications to the Rights of Security Holders and use of Proceeds		46

Item 15.	Controls and Procedures		46

Item 16.	[Reserved]		47

	Item A	Audit Committee Financial Expert	47
	Item B	Code of Ethics	47
	Item C	Audit Fees	48

Item 17.	Financial Statements		49

Item 19.	Exhibits		49

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
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
The following selected consolidated financial data as of December 31, 2014, 2013, 2012, 2011, and 2010 and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere.  The selected financial data for the years ended December 31, 2014, 2013, 2012, and 2011, is presented in accordance with IFRS.
Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$").  All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Table 1 "Year ended December 31"

	Years ended December 31

	2014	2013	2012	2011	2010
Revenue	-	-	-	-	-
Loss from continuing operations
IFRS	(574,271)	(5,770,957)	(5,420,590)	(1,758,748)	(7,856,827)

Loss for the period
IFRS	(574,271)	(5,770,957)	5,420,590	(1,758,748)	(7,856,827)

Loss per share from continuing operations: Basic and diluted
IFRS	-	(0.02)	(0.02)	(0.01)	(0.03)

Income (loss) per share: Basic and diluted
IFRS	-	(0.02)	(0.02)	(0.01)	(0.03)

Total assets
IFRS	391,802	519,412	2,685,243	4,570,764	5,395,745

Net assets
IFRS	(4,744,713)	(4,253,686)	(1,892,630)	101,339	(1,482,707)

Share Capital
Number of Shares Outstanding	405,351,502	381,208,834	350,456,719	318,264,541	301,145,429
IFRS	59,540,472	59,179,822	58,276,791	56,966,166	55,359,595

Retained earnings (deficit)
IFRS	(87,528,467)	(86,969,951)	(81,245,828)	(75,813,747)	(74,054,999)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
	Years ended December 31

	2014	2013	2012	2011	2010
Shares outstanding	405,351,502	381,208,834	350,456,719	318,264,541	301,145,429
Shares issued	24,142,668	30,752,115	32,192,178	17,119,112	24,471,760
Currency and Exchange Rates (Cdn$ per 1 US$)
Average exchange rate	2014	1.0447
	2013	1.0299
	2012	0.9996
	2011	0.9891
	2010	1.0299

High / Low in last six months (1 US$ = C$)

	High	Low
March 2015	1.2691	1.2555
February 2015	1.2500	1.2445
January 2015	1.2115	1.2056
December 2014	1.1533	1.1502
November 2014	1.1327	1.1292
October 2014	1.1213	1.1175
B.    Capitalization and indebtedness.
Not required as this is an annual report under the Exchange Act.
C.    Reasons for the offer and use of proceeds.
Not required as this is an annual report under the Exchange Act.
D.    Risk factors.
Going Concern
To date Genoil has not attained commercially viable operations from its various patents and technology rights.  Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights.  The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2015 as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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
As of December 31, 2014, the following potentially dilutive instruments were outstanding:
Options	57,218,700
Warrants	53,677,592
Notes	9,876,656
120,772,948

Shares o/s	405,351,502

30%
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
-The impairment of patents due to expiration; and,
-The impairment of mineral rights due to the absence of estimated future cash flows to recover the    investment.

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

2014
In March 2014, the Company issued 3,042,668 common shares at $0.015 CAD per share for total gross proceeds of $45,650 and issued 3,042,668 warrants at a strike price of $0.05 CAD in connection with the share issuance. The Company has also issued 21,100,000 common shares at a price of $0.015 USD per share to settle $316,500 in debt as part of shares for debt settlement agreements with various parties for consulting services performed. Additionally, the board of directors of the Company approved a stock option grant for directors and officers to acquire up to an aggregate of 7,000,000 common shares of the Company and for employees and consultants to acquire up to an aggregate of 6,800,000 common shares of the Company. Of the total 13,800,000 options approved, all were approved with an exercise price of $0.015 and 4,000,000 of the options vest over a period of time rather than immediately.

In May 2014, the Company issued 4,314,000 common shares, at a price of $0.05 USD per share for total gross proceeds of $215,700 and issued 4,314,000 warrants at a strike price of $0.05 in connection with the share issuance. The Company has also issued 5,799,434 common shares at a price of $0.05 USD per share to settle $289,972 in debt as part of shares for debt settlement agreements with various parties for consulting services performed.

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

The following table presents expenditures relating to the sale and marketing of Genoil's products for the past five fiscal years, by source:
	2014	2013	2012	2011	2010
Business development	-	115,627	42,072	186,218	171,480
Travel expenses	17,402	211,776	160,167	154,201	211,316

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
Plan of Operation
The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2015 year, and possibly beyond.

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

The Corporation has accumulated losses of $87.5 million to year ended December 31, 2014 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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
To December 31, 2014, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
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
Results of Operations – Year Ended December 31, 2014
Significant items
	2014	2013	2012

Revenue	$-	$-	$-
Interest received	-	-	300

General & Administration costs
Human resources	$-	$160,044	$628,502
Business development	-	115,627	42,072
Travel	17,402	211,776	160,167
Professional fees	147,815	171,243	941,924
Rent	-	117,304	195,173
Shareholder services	-	35,252	125,945

Research & Development costs
Development costs	$-	$42,862	$50,098

Other items
Loss on repayment of debt	$-	$-	$103,005
Loss on disposal of assets	-	-	-
Loss on impairment of assets	-	1,856,394	1,900,000
Stock-based compensation	-	415,387	55,550

Net loss	$(558,516)	$(5,724,123)	$(5,432,081)
Per share - basic & diluted	(0.00)	(0.02)	(0.02)
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
B.    Liquidity and Capital Resources
Genoil's business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2015 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

In March 2014 the Company issued 3,042,668 shares of common stock at $0.015 CAD                                                                                                                                                                                        per share for total gross proceeds of $45,650, and granted 3,042,668 warrants with a  strike price of $0.05 CAD in connection with the share issuance.
In March 2014 the Company issued 21,100,000 shares of common stock at a price of $0.015 USD per share to settle $316,500 in debt as part of shares for debt settlement agreements with various parties for consulting services performed.

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

D.    Trend information.
Currently Genoil has no sales inventory or production.
E.    Off-Balance Sheet Arrangements.
Genoil has no off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations.
	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years
Operating lease obligations	-	-	-	-	-
Pymt to SBK Commercial Business Group	900,000	150,000	450,000	300,000	-
Convertible notes	2,167,144	-	2,415,331
	3,067,144	150,000	2,865,331	300,000	-
G.    Safe Harbour.
Not applicable.
Item 6.	Directors, Senior Management and Employees
A.    Directors and senior management.
At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

David K. Lifschultz* Larchmont, New York	Chief Executive Officer of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	85,514,696
Chairman and CEO	Chairman of the board of directors of Genoil Inc. from 2002 to present.

Bruce S. Abbott New york, NY Director	President and Director	27-Sep-76	10-Oct-13	6,000,000

Timothy Bojar New York, NY USA Director	Director since November 22, 2012	19-Dec-75	22-Nov-12	Nil

Bengt Koch Director	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	184,620
Morbylanga, Sweden

Slobodan Puhalac Director Banja Luka, Bosnia-Herzogovina	Director of Gas in Bosnia	11-Nov-41	16-Jul-13	Nil

(*) The "Numbers of Securities Controlled" are comprised by common shares as of the most recent date, and options,  warrants and convertible notes  exercisable/convertible  within 60 days from December 31, 2014.

B.    Compensation.

Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	$ -
Chairman & CEO
Tim Bojar	$ -	-
Director
Bengt Koch	$ -	-
Director
Slobodan Puhalac	$ -	-
Director
	$ -	-

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

Composition of the Board of Directors
As of December 31, 2014, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Tim Bojar, Bruce Abbott, Bengt Koch and Slobodan Puhalac.  Of the Board, Messrs. Koch, Bojar and Puhalac are "independent".  Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation.  Bruce Abbottis not considered to be independent as he is the President.  Tim Bojar was appointed to the board as well as its audit committee on November 22, 2012.   Bengt Koch was appointed to the Board as well as the audit committee on October 10, 2013.
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

D.    Employees.
At December 31, 2014, there were a total of two employees working for Genoil.  Of these, 2 are senior management.  Genoil has no labour unions and no temporary staff.
At December 31, 2013,
there were a total of two employees working for Genoil.  Of these, 2 are senior management.  Genoil has no labour unions and no temporary staff.

E.    Share ownership.
There were 405,351,502Common Shares issued and outstanding as of December 31, 2014 (2013 – 381,208,834).  Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."
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
A.    Major shareholders.
The following table sets forth information as of April 30, 2015, with respect to each person known to the Corporation to own more than 5% of its Common Shares.  As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2013, through the exercise of any option or warrant.  Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.  The amounts and percentages are based upon 381,208,834  Common Shares issued and outstanding.
Class of Shares	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	85,514,696	21.1%

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
B.    Related party transactions.
The following is a description of the related party transactions that have occurred during the years ended December 31, 2014 and 2013.

During 2013, the Company advanced a net amount of $6,685 (to officers of the Company resulting in a balance of $179,259 outstanding as at December 31, 2013, which approximates fair value as the balances are due on demand.

Included in administrative expenses for the year ended December 31, 2013 are consulting fees of US$122,376  incurred to the spouse of a director of the Company, this amount was included in trade and other payables as of December 31, 2013. During 2013, there are consulting fees of $Nil paid, through issuance of shares, to companies controlled by an officer of the Company.

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
Please see "Item 3 (q) Financial Statements"

Item 10.	The Offer and Listing
A.    Offer and listing details.
The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on TSX Venture Exchange		Price per share on OTC Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2010	$0.36	$0.12	$0.34	$0.18
Fiscal year ended December 31, 2011	$0.30	$0.07	$0.31	$0.07
Fiscal year ended December 31, 2012	$0.11	$0.05	$0.14	$0.05
Fiscal year ended December 31, 2013			$0.06	$0.01

Quarter	High	Low	High	Low
Fiscal year ended December 31, 2013
First Quarter			$0.06	$0.04
Second Quarter			$0.05	$0.02
Third Quarter			$0.05	$0.01
Fourth Quarter			$0.02	$0.01

Fiscal year ended December 31, 2014
First Quarter			$0.03	$0.01
Second Quarter			$0.08	$0.01
Third Quarter			$0.05	$0.02
Fourth Quarter			$0.08	$0.01

Most Recent Six Months	High	Low	High	Low
Oct-14			$0.08	$0.01
Nov-14			$0.08	$0.04
Dec-14			$0.05	$0.02
Jan-15			$0.03	$0.02
Feb-15			$0.07	$0.03
Mar-15			$0.06	$0.04

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

22.  In March 2014, the Company issued 3,042,668 common shares at $0.015 CAD per share for total gross proceeds of $45,650 and issued 3,042,668 warrants at a strike price of $0.05 CAD in connection with the share issuance. The Company has also issued 21,100,000 common shares at a price of $0.015 USD per share to settle $316,500 in debt as part of shares for debt settlement agreements with various parties for consulting services performed. Additionally, the board of directors of the Company approved a stock option grant for directors and officers to acquire up to an aggregate of 7,000,000 common shares of the Company and for employees and consultants to acquire up to an aggregate of 6,800,000 common shares of the Company. Of the total 13,800,000 options approved, all were approved with an exercise price of $0.015 and 4,000,000 of the options vest over a period of time rather than immediately.

23.  In May 2014, the Company issued 4,314,000 common shares, at a price of $0.05 USD per share for total gross proceeds of $215,700 and issued 4,314,000 warrants at a strike price of $0.05 in connection with the share issuance. The Company has also issued 5,799,434 common shares at a price of $0.05 USD per share to settle $289,972 in debt as part of shares for debt settlement agreements with various parties for consulting services performed.

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
 MNP LLP has served as the Corporation's auditors from August 2008 to December 2013.  Pinaki & Associates LLC are the current auditors.  The following table summarizes the aggregate fees for professional audit services and other services rendered by auditors in the past two years.
In Canadian dollars
	2013	2014

Audit Fees	$25,000	$57,610
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$25,000	$57,610

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
Not applicable.
Item F              Change in registrant's Certifying Accountant
    Not applicable.

PART III
Item 18.	Financial Statements
The Consolidated Financial Statements for years ended December 31, 2014 and 2013 attached as Exhibit 19(a).
Item 19.	Financial Statements
The registrant has elected to provide financial statements using International Financial Reporting Standards for the 2014 and 2013 year end.
Item 20.	Exhibits
(a)            The Consolidated Financial Statements for the year ended December 31, 2014.
(b)            Exhibits
Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2* 1.3***	Articles of Amendment of Genoil Inc. dated June 27, 1996 Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott
2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Independent Auditor's Consent of Pinaki & Associates LLC

14.2	Independent Auditor's Report & Comments by Auditors for US Readers on Canada-United States Reporting Differences of Pinaki & Associates LLC

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
Dated January 9, 2016.
GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer