Form 20-F
period 2015-12-31
GENOIL INC
filed 2016-05-10
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2016
WASHINGTON, D.C. 20549	Estimated average burden hours per response…2645.00

FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
Common Shares:  419,675,672 as of December 31, 2015 and 419,675,672 as of April 30, 2016
Preferred shares: (zero) as of December 31, 2015.

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

☐ Yes ☐ No
Contents

Item 1. Identity of Directors, Senior Management and Advisers	4

Item 2. Offer Statistics and Expected Timetable	4

Item 3. Key Information	4

Item 4. Genoil's Information	9

Item 5. Operating and Financial Review and Prospects	24

Item 6. Directors, Senior Management and Employees	28

Item 7. Major Shareholders and Related Party Transactions	32

Item 8. Financial Information	33

Item 9. The Offer and Listing	34

Item 10. Additional Information	35

Directors' Conflicts of Interest	36
Borrowing Powers	36
Directors	36
Rights Attached to Shares	37
Alteration of the Rights of Shareholders	37
Shareholders' Meetings	37
U.S. Holder of Common Shares	42
Canadian Federal Income Tax Consequences	43
United States Federal Income Tax Consequences	43

Item 11. Quantitative and Qualitative Disclosures About Market Risk	45

Item 12. Desription of Securities Other than Equity Securities	46

Item 13. Defaults, Dividends Arrearages and Delinquencies	46

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	46

Item 15. Controls and Procedures	46

Item 16. [Reserved]	47

Item A Audit Committee Financial Expert	47
Item B Code of Ethics	47
Item C Audit Fees	47

Item 17. Financial Statements	49

Item 19. Exhibits	49

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
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
The following selected consolidated financial data as of December 31, 2015, 2014, 2013, 2012, and 2011 and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 have been derived from Genoil's audited Consolidated Financial Statements, which are included elsewhere.  The selected financial data for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, is presented in accordance with IFRS.
Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$").  All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

	Years ended December 31

	2015	2014	2013	2012	2011
Revenue	-	-	-	-	-
Income (Loss) from continuing operations
IFRS	923,958	(574,271)	(5,770,957)	(5,420,590)	(1,758,748)
Canadian GAAP
US GAAP
Income (Loss) for the period
IFRS	923,958	(574,271)	(5,770,957)	(5,420,590)	(1,758,748)
Canadian GAAP
US GAAP
Income (Loss) per share from continuing operations: Basic and diluted
IFRS	-	-	(0.02)	(0.02)	(0.01)
Canadian GAAP
US GAAP
Income (loss) per share: Basic and diluted
IFRS	-	-	(0.02)	(0.02)	(0.01)
Canadian GAAP
US GAAP
Total assets
IFRS	587,487	391,802	519,412	2,685,243	4,570,764
Canadian GAAP
US GAAP
Net assets
IFRS	(3,104,546)	(4,744,713)	(4,253,686)	(1,892,630)	101,339
Canadian GAAP
US GAAP
Share Capital
Number of Shares Outstanding	419,675,672	405,351,502	381,208,834	350,456,719	318,264,541
IFRS	60,256,681	59,540,472	59,179,822	58,276,791	56,966,166
Canadian GAAP
US GAAP
Retained earnings (deficit)
IFRS	(86,688,250)	(87,528,467)	(86,969,951)	(81,245,828)	(75,813,747)
Canadian GAAP
US GAAP

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued

	Years ended December 31

	2015	2014	2013	2012	2011
Shares outstanding	419,675,672	405,351,502	381,208,834	350,456,719	318,264,541
Shares issued	14,324,170	24,142,668	30,752,115	32,192,178	17,119,112

Currency and Exchange Rates (Cdn$ per 1 US$)
Average exchange rate	2015	1.2787
	2014	1.0447
	2013	1.0299
	2012	0.9996
	2011	0.9891

High / Low in last six months (1 US$ = C$)

	High	Low
March 2016	1.3288	1.3165
February 2016	1.3860	1.3736
January 2016	1.4284	1.4155
December 2015	1.3747	1.3654
November 2015	1.3307	1.3243
October 2015	1.3121	1.3023
B.    Capitalization and indebtedness.
Not required as this is an annual report under the Exchange Act.
C.    Reasons for the offer and use of proceeds.
Not required as this is an annual report under the Exchange Act.
D.    Risk factors.
Going Concern
To date Genoil has not attained commercially viable operations from its various patents and technology rights.  Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights.  The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2016 as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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
As of December 31, 2015, the following potentially dilutive instruments were outstanding:
Options	57,218,700
Warrants	53,677,592
Notes	9,876,656
120,772,948

Shares o/s	406,452,146

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

2015
Calendar 2015 has been very good for Genoil. The company signed a $700 million dollar contract with Zhongjie Petrochemical, a technological guarantee and marketing agreement with Beijing Petrochemical, received a $5 billion dollar LOI dated April 2016 from a large Chinese bank for a project in the Middle East. What this demonstrates is successful strategic positioning as well as forward progression in all areas of focus. It should be noted that in these difficult times for the oil industry Genoil's projects are so important that the financing will be made available as evidenced by this LOI.  There is almost no new funding available in the entire world oil industry for new projects. We attribute this to the low operating and capital cost of the Genoil GHU upgrading and desulfurization process.

In late 2015 Genoil signed a strategic alliance with an Engineering Procurement and Construction company - Beijing Petrochemical Engineering Company, a subsidiary of Shaanxi Yanchang Petroleum Group Corp., the fourth largest petroleum company in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues. The alliance will strengthen Genoil both in engineering and sales resources, allowing Genoil to offer clients full EPC services and to develop sales and marketing for Genoil's GHU technology around the world.  The relationship will also enhance the company's ability to execute major projects.

Genoil has recently returned from a fruitful trip to China where we are working to form a new company as per the terms of the recent $700 million JV contract signed in January 2015.  The recent engineering studies combined with local market conditions for refiners in China, allow us to estimate favorable profitability even at today's current oil market price. The formation of this corporation will lead to the hiring of personnel for our JV's office. In addition to Genoil's newly opened office in China, the joint venture is planning to open an office in China to begin the project. The corporation is also working on obtaining the permitting necessary for the project.
In November 2015 Genoil met with Hebei Zhongie Petrochemical group's president to discuss the results of the recent feasibility study to review the engineering and economic work to date and an execution plan for the project.  Genoil top executives will be traveling to China by year end for further meetings with all involved parties.
On January 31, 2015 Genoil signed a $700 million joint venture contract with Hebei Zhongjie Petrochemical group (the Hebei provincial government is very excited by this new partnership) to construct a state of the art 1.3 million ton per year refinery utilizing the Genoil GHU technology. The respective equity interest ratio is 70% for Genoil and 30% for HYT. Genoil management was able to bring a long relationship between the parties to contract and to do that with improved terms for Genoil. There is a long history and working relationship between the parties and Genoil is feeling optimistic about the evolution of this relationship. Genoil feels very confident that the support from China will enable the partners to raise financing on a timely basis.

Discussions between Lukoil and Genoil are very much alive. Top Genoil management recently met Lukoil's top management in Moscow and in Geneva with LITASCO trading in June 2015. The parties are exploring several potential projects including projects outside of Russia such as in, Rotterdam. Genoil discussed the various project proposals and ideas with headquarters, and Genoil management was invited to meet the President of Lukoil. The Lukoil President's key advisor is his VP Thomas Mueller. Mr. Mueller was formerly with Conoco Phillips and he is intimately involved in decisions relating to Genoil. We consider his Conoco background to be positive especially considering the GHU technology was operated at a Conoco oil field.
On February 3, 2015 Genoil signed an agreement with Munich Capital Partners to finance Genoil projects around the world. Stefan Volk who was a managing partner and shareholder of Hannover Leasing heads Munich Capital. Hannover Leasing represents more than 68,500 private and institutional investors, 9.7 billion euros in equity capital and more than 200 closed-end equity investments. Total investment volume of the assets under their management equals 14.4 billion Euros. Stefan has 28+ years of industry experience in banking and the financial markets. Stefan was also head of structured products at Dresdner Bank, Head of financial institutions and public sector business at BNP Paribas, and head of debt and capital markets / FI corporate finance at Union Bank of Switzerland. In addition to financing Munich Capital has also been working on business development assisting Genoil with introductions in Western Europe.

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

In August 2015, the company opened an office in Rio de Janeiro, Brazil and retained Rodrigo Dos Santos as Vice President & General Manager to head the local office there and focus on the Brazilian, Venezuelan, and Columbian markets. Rodrigo has an energy and finance background and is diligently pursuing old leads and business opportunities in Brazil and in Venezuela. This includes an old testing contract Genoil signed with PDVSA.

The company has hired Dennis L. Sears, who is an international sales and bunkering consultant. He is spearheading Genoil's Bunker fuel sales with over 20 years of experience as an international bunker fuel supplier.

Genoil has been looking for strategic relationships to strengthen our competitive position in the marketplace. In April 2016 a Genoil led consortium received a $ 5 billion USD letter of intent (LOI) from a major bank in China for a 500,000 barrel per day upgrading and desulfurization project in the Middle East. This project has the intent to be scaled up to 3.5 million barrels per day. Executives of Genoil recently returned from a business trip to Beijing and Middle East and are working diligently on this opportunity. The recent oil price has not changed the Chinese interest in the GHU®, but has in fact increased it due to the GHU's ultra low operating costs as

Pilot Heavy Oil Upgrader
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
Genoil has been looking for strategic relationships to strengthen our competitive position in the marketplace. In April 2016 a Genoil led consortium received a $ 5 billion USD letter of intent (LOI) from a major bank in China for a 500,000 barrel per day upgrading and desulfurization project in the Middle East. This project has the intent to be scaled up to 3.5 million barrels per day. Executives of Genoil recently returned from a business trip to Beijing and Middle East and are working diligently on this opportunity. The recent oil price has not changed the Chinese interest in the GHU®, but has in fact increased it due to the GHU's ultra low operating costs as compared with existing technology.

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
In January 2016, Genoil and Xi'an Beigeng Energy Technology Company, Ltd have signed an exclusive strategic alliance agreement to sell the Crystal Industrial Land Separators, of which the Chinese Market potential is estimated at over one thousand separators. Genoil has shipped a Crystal separator to China to be placed at Sinopec. This proven technology has been in operation at multiple locations for over 20 years. Genoil has about seventeen large Crystal Industrial Land Separators in operation, the largest handling 50 cubic meters per hour of capacity. Crystal technology is Coast Guard and IMO approved which allows for discharge at sea, and does not require the use of chemicals or filters. Xi'an Beigeng specializes in filtration, providing complete process technical solutions and custom-made process equipment to the petrochemical and natural gas industries in China. Xi'an Beigeng has strategic relationships and successful marketing experience with CNPC, Sinopec, CNOOC and Yanchang Oil Group.

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

Expenditures Relating to the Sale of Products

Genoil is primarily involved in the development of its technologies for commercial application.  The Company has been building its internal capabilities. Genoil currently has seven full time employees, thirty part-time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE.
The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.

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
Plan of Operation
The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2016 year, and possibly beyond.

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

The Corporation has accumulated losses of $86.7 million to year ended December 31, 2015 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

C.    Organizational structure.

David Lifschultz has headed Genoil as CEO since 2001. Since working for Genoil, David has not received any cash compensation nor has he sold any Genoil stock. Even while the stock was over $1.50 per share he did not sell any shares. No executives or board members of Genoil receive any cash compensation. They only receive shares and options or option equivalents.
The Company has been building its internal capabilities. Genoil currently has seven full time employees, thirty, part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE.
The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.
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

In August 2015, the company opened an office in Rio de Janeiro, Brazil and retained Rodrigo Dos Santos as Vice President & General Manager to head the local office there and focus on the Brazilian, Venezuelan, and Columbian markets. Rodrigo has an energy and finance background and is diligently pursuing old leads and business opportunities in Brazil and in Venezuela. This includes an old testing contract Genoil signed with PDVSA.

D.    Property, plant and equipment.
Human Resources and Facilities

The Company has been building its internal capabilities. Genoil currently has seven full time employees, thirty, part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE.
The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.
The company has had significant personnel changes in 2015. Management has been aggressive at attract real talented individuals who are very experienced, knowledgeable and will assist Genoil in realizing its objectives in different markets.
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

To December 31, 2015, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
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
B.    Liquidity and Capital Resources
Genoil's business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2016 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

Genoil has been looking for strategic relationships to strengthen our competitive position in the marketplace. In April 2016 a Genoil led consortium received a $ 5 billion USD letter of intent (LOI) from a major bank in China for a 500,000 barrel per day upgrading and desulfurization project in the Middle East. This project has the intent to be scaled up to 3.5 million barrels per day. Executives of Genoil recently returned from a business trip to Beijing and Middle East and are working diligently on this opportunity. The recent oil price has not changed the Chinese interest in the GHU®, but has in fact increased it due to the GHU's ultra low operating costs as compared with existing technology.

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

D.    Trend information.
Currently Genoil has no sales inventory or production.
E.    Off-Balance Sheet Arrangements.
Genoil has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.
	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years
Operating lease obligations	-	-	-	-	-
Pymt to SBK Commercial Business Group	900,000	150,000	600,000	150,000	-
Convertible notes	2,186,012	2,186,012	-
	3,086,012	2,336,012	600,000	150,000	-
G.    Safe Harbour.
Not applicable.
Item 6.	Directors, Senior Management and Employees
A.    Directors and senior management.
At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

David K. Lifschultz* Larchmont, New York	Chief Executive Officer of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	85,514,696 22.47%

Chairman and CEO	Chairman of the board of directors of Genoil Inc. from 2002 to present.

Bruce S. Abbott New york, NY Director	President and Director	27-Sep-76	10-Oct-13	6,000,000 1.57%

Timothy Bojar New York, NY USA Director	Director since November 22, 2012	19-Dec-75	22-Nov-12	Nil

Bengt Koch Director Morbylanga, Sweden	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	184,620

Slobodan Puhalac Director Banja Luka, Bosnia-Herzogovina	Director of Gas in Bosnia	11-Nov-41	16-Jul-13	Nil

(*) The "Numbers of Securities Controlled" are comprised by common shares as of the most recent date, and options, warrants and convertible notes  exercisable/convertible  within 60 days from December 31, 2015.

B.    Compensation.
Name and Office Held	Compensation paid	Options granted	Exercise price	Expiration date
David Lifschultz	$-
Chairman & CEO
Tim Bojar	$-	-
Director
Bengt Koch	$-	-
Director
Slobodan Puhalac	$-	-
Director
	$-	-

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

(d) ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles, and the timely reporting of developments material to the Corporation.
Composition of the Board of Directors
As of December 31, 2015, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Tim Bojar, Bruce Abbott, Bengt Koch and Slobodan Puhalac.  Of the Board, Messrs. Koch, Bojar and Puhalac are "independent".  Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation.  Bruce Abbottis not considered to be independent as he is the President.  Tim Bojar was appointed to the board as well as its audit committee on November 22, 2012.   Bengt Koch was appointed to the Board as well as the audit committee on October 10, 2013.
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
Audit Committee.  The Audit Committee consisted of Tim Bojar, Bengt Koch and David Lifschultz.  The responsibilities of the Audit Committee include:
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
D.    Employees.

The Company has been building its internal capabilities. Genoil currently has seven full time employees, thirty, part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE.
The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.
Genoil has no labour unions and no temporary staff.

E.    Share ownership.
There were 419,675,672 Common Shares issued and outstanding as of December 31, 2015 (2014 – 405,351,502).  Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."
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
A.    Major shareholders.
The following table sets forth information as of April 30, 2016, with respect to each person known to the Corporation to own more than 5% of its Common Shares.  As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2013, through the exercise of any option or warrant.  Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.  The amounts and percentages are based upon 381,208,834  Common Shares issued and outstanding.
Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	85,514,696	22.4%

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
To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.
B.    Related party transactions.
	December 31 2015	December 31 2014

Due from related parties	$430,302	$262,494
Due to related parties	(126,025)	(83,235)
	$304,277	$179,259

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
The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on TSX Venture Exchange (Cdn $)		Price per share on OTC Bulletin Board (US $)
Year	High	Low	High	Low

Fiscal year ended December 31, 2011	$0.30	$0.07	$0.31	$0.07
Fiscal year ended December 31, 2012	$0.11	$0.05	$0.14	$0.05
Fiscal year ended December 31, 2013			$0.06	$0.01
Fiscal year ended December 31, 2014			$0.09	$0.01
Fiscal year ended December 31, 2015			$0.07	$0.01

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2014
First Quarter			$0.03	$0.01
Second Quarter			$0.08	$0.01
Third Quarter			$0.05	$0.02
Fourth Quarter			$0.08	$0.01

Fiscal year ended December 31, 2015
First Quarter			$0.07	$0.02
Second Quarter			$0.05	$0.02
Third Quarter			$0.04	$0.01
Fourth Quarter			$0.05	$0.02

Most Recent Six Months	High	Low	High	Low

October 2015			$0.05	$0.02
November 2015			$0.05	$0.03
December 2015			$0.04	$0.02
January 2016			$0.06	$0.02
February 2016			$0.08	$0.04
March 2016			$0.09	$0.04

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

2015
Calendar 2015 has been very good for Genoil. The company signed a $700 million dollar contract with Zhongjie Petrochemical, a technological guarantee and marketing agreement with Beijing Petrochemical, received a $5 billion dollar LOI dated April 2016 from a large Chinese bank for a project in the Middle East. What this demonstrates is successful strategic positioning as well as forward progression in all areas of focus. It should be noted that in these difficult times for the oil industry Genoil's projects are so important that the financing will be made available as evidenced by this LOI.  There is almost no new funding available in the entire world oil industry for new projects. We attribute this to the low operating and capital cost of the Genoil GHU upgrading and desulfurization process.

In late 2015 Genoil signed a strategic alliance with an Engineering Procurement and Construction company - Beijing Petrochemical Engineering Company, a subsidiary of Shaanxi Yanchang Petroleum Group Corp., the fourth largest petroleum company in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues. The alliance will strengthen Genoil both in engineering and sales resources, allowing Genoil to offer clients full EPC services and to develop sales and marketing for Genoil's GHU technology around the world.  The relationship will also enhance the company's ability to execute major projects.

Genoil has recently returned from a fruitful trip to China where we are working to form a new company as per the terms of the recent $700 million JV contract signed in January 2015.  The recent engineering studies combined with local market conditions for refiners in China, allow us to estimate favorable profitability even at today's current oil market price. The formation of this corporation will lead to the hiring of personnel for our JV's office. In addition to Genoil's newly opened office in China, the joint venture is planning to open an office in China to begin the project. The corporation is also working on obtaining the permitting necessary for the project.
In November 2015 Genoil met with Hebei Zhongie Petrochemical group's president to discuss the results of the recent feasibility study to review the engineering and economic work to date and an execution plan for the project.  Genoil top executives will be traveling to China by year end for further meetings with all involved parties.
On January 31, 2015 Genoil signed a $700 million joint venture contract with Hebei Zhongjie Petrochemical group (the Hebei provincial government is very excited by this new partnership) to construct a state of the art 1.3 million ton per year refinery utilizing the Genoil GHU technology. The respective equity interest ratio is 70% for Genoil and 30% for HYT. Genoil management was able to bring a long relationship between the parties to contract and to do that with improved terms for Genoil. There is a long history and working relationship between the parties and Genoil is feeling optimistic about the evolution of this relationship. Genoil feels very confident that the support from China will enable the partners to raise financing on a timely basis.

Discussions between Lukoil and Genoil are very much alive. Top Genoil management recently met Lukoil's top management in Moscow and in Geneva with LITASCO trading in June 2015. The parties are exploring several potential projects including projects outside of Russia such as in, Rotterdam. Genoil discussed the various project proposals and ideas with headquarters, and Genoil management was invited to meet the President of Lukoil. The Lukoil President's key advisor is his VP Thomas Mueller. Mr. Mueller was formerly with Conoco Phillips and he is intimately involved in decisions relating to Genoil. We consider his Conoco background to be positive especially considering the GHU technology was operated at a Conoco oil field.

On February 3, 2015 Genoil signed an agreement with Munich Capital Partners to finance Genoil projects around the world. Stefan Volk who was a managing partner and shareholder of Hannover Leasing heads Munich Capital. Hannover Leasing represents more than 68,500 private and institutional investors, 9.7 billion euros in equity capital and more than 200 closed-end equity investments. Total investment volume of the assets under their management equals 14.4 billion Euros. Stefan has 28+ years of industry experience in banking and the financial markets. Stefan was also head of structured products at Dresdner Bank, Head of financial institutions and public sector business at BNP Paribas, and head of debt and capital markets / FI corporate finance at Union Bank of Switzerland. In addition to financing Munich Capital has also been working on business development assisting Genoil with introductions in Western Europe.

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
For the year ended December 31, 2015 the CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)).  The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets.  This material weakness affects all significant accounts
(b) Management's annual report on internal control over financial reporting.
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
Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2015 due to the following material weakness:
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
 Pinaki & Associates LLC has served as the Corporation's auditors from 2014 onwards.  The following table summarizes the aggregate fees for professional audit services and other services rendered by Pinaki & Associates LLC in the past two years.
In Canadian dollars
	2015	2014

Audit Fees	$8,000	$8,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$8,000	$8,000

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
The Consolidated Financial Statements for years ended December 31, 2015 and 2014 attached as Exhibit 19(a).
Item 19.	Financial Statements
The registrant has elected to provide financial statements using International Financial Reporting Standards for the 2015 and 2014 year end.
Item 20.	Exhibits
(a) The Consolidated Financial Statements for the year ended December 31, 2015.
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