Form 20-F
period 2016-12-31
GENOIL INC
filed 2017-03-03
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2017
WASHINGTON, D.C. 20549	Estimated average burden hours per response…2645.00

FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Common Shares:  465,397,192 as of December 31, 2016 and 465,397,192 as of February 28, 2017
Preferred shares: (zero) as of December 31, 2016.

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
(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:
U.S. GAAP x	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

☐ Yes ☐ No
Contents
Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Genoil's Information	9
Item 5.	Operating and Financial Review and Prospects	28
Item 6.	Directors, Senior Management and Employees	31
Item 7.	Major Shareholders and Related Party Transactions	37
Item 8.	Financial Information	38
Item 9.	The Offer and Listing	39
Item 10.	Additional Information	41
	Directors' Conflicts of Interest	42
	Borrowing Powers	42
	Directors	42
	Rights Attached to Shares	42
	Alteration of the Rights of Shareholders	43
	Shareholders' Meetings	43
	U.S. Holder of Common Shares	46
	Canadian Federal Income Tax Consequences	47
	United States Federal Income Tax Consequences	48
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 12.	Description of Securities Other than Equity Securities	50
Item 13.	Defaults, Dividends Arrearages and Delinquencies	51
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	51
Item 15.	Controls and Procedures	51
Item 16.	[Reserved]	52
	Item A Audit Committee Financial Expert	52
	Item B Code of Ethics	52
	Item C Audit Fees	52
Item 17.	Financial Statements	53
Item 19.	Exhibits	54

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

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

A.    Selected financial data.
Genoil Inc.'s ("Genoil" or the "Corporation") financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States).  The following summary financial data should be read together with the Consolidated Financial Statements and the respective notes and the other information contained in this document.
The following selected consolidated financial data as of December 31, 2016, 2015, 2014,  2013, and 2012 and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 have been derived from Genoil's audited Consolidated Financial Statements, which are included with this document.  The selected financial data for the years ended December 31, 2016, 2015, and 2014 is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States)..    The selected financial data for the years ended December 31, 2013 and 2012 is presented in accordance with IFRS (International Financial Reporting Standards).
Genoil's Consolidated Financial Statements are stated in Canadian Dollars ("CDN$" or "$").  All dollar amounts provided in this annual report are in Canadian Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in Canadian dollars)

	Years ended December 31

	2016	2015	2014	2013	2012

Revenue	-	-	-	-	-

Income (Loss) from continuing operations
IFRS				(1,536,400)	(2,766,035)
US GAAP	(1,112,137)	(477,906)	(272,731)
Income (Loss) for the period
IFRS				(5,770,957)	(5,420,590)
US GAAP	(1,986,724)	923,958	(574,271)
Income (Loss) per share from continuing operations: Basic and diluted
IFRS				(0.02)	(0.02)
US GAAP	0.00	0.00	0.00
Income (loss) per share: Basic and diluted
IFRS				(0.02)	(0.02)
US GAAP	0.00	0.00	0.00

Total assets
IFRS				519,412	2,685,243
US GAAP	1,019,374	587,487	391,802
Net assets
IFRS				(4,253,686)	(1,892,630)
US GAAP	(3,687,065)	(3,104,546)	(4,744,713)

Share Capital
Number of Shares Outstanding	465,397,192	419,675,672	405,351,502	381,208,834	350,456,719

IFRS				59,179,822	58,276,791
US GAAP	61,660,886	60,256,681	59,540,472

Retained earnings (deficit)
IFRS				(86,969,951)	(81,245,828)
US GAAP	(88,630,931)	(86,688,250)	(87,528,467)

To date, the Corporation has not issued any dividends to shareholders.
Number of Shares Issued
	Years ended December 31

	2016	2015	2014	2013	2012
Shares outstanding	465,397,192	419,675,672	405,351,502	381,208,834	350,456,719
Shares issued	45,721,520	14,324,170	24,142,668	30,752,115	32,192,178

Currency and Exchange Rates (Cdn$ per 1 US$)
Average exchange rate	2016	1.3248
	2015	1.2787
	2014	1.0447
	2013	1.0299
	2012	0.9996

High / Low in last six months (1 US$ = C$)

	High	Low
January 2017	1.3241	1.3150
December 2016	1.3372	1.3303
November 2016	1.3480	1.3407
October 2016	1.3280	1.3203
September 2016	1.3151	1.3056
August 2016	1.3025	1.2950
B.    Capitalization and indebtedness.
Not required as this is an annual report under the Exchange Act.
C.    Reasons for the offer and use of proceeds.
Not required as this is an annual report under the Exchange Act.
D.    Risk factors.
Going Concern
To date Genoil has not attained commercially viable operations from its various patents and technology rights.  Genoil's future is dependent upon its ability to obtain adequate additional financing to fund the development of commercial operations from its various patents and technology rights.  The consolidated financial statements are prepared on the basis that Genoil will continue to operate throughout the next fiscal period to December 31, 2017 as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which would differ from the going concern basis.

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
As of December 31, 2016, the following potentially dilutive instruments were outstanding:
Options	66,818,700
Warrants	60,317,792
Notes	166,325,267
293,461,759

Shares o/s	465,397,192

Pot'l Dil'n	63%

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

On April 4, 2013, the Board of Directors of the Company completed a review of compensation levels for the Company's officers. Recognizing the Company’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 18,000,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.07, being superior to the closing price of the Company's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 18,000,000 rights approved for grant, 12,000,000 have been approved for grant to the Company's Chief Executive Officer and 6,000,000 to the Company's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

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

During 2013, the Company incurred an impairment loss of $1,628,685 on the mineral rights. The mineral rights are considered fully impaired due to the absence of estimated future cash flows to recover the investment. The development of the mineral rights require significant capital outlays and due to the state of the Company’s financial position it currently has no future plan to develop or dispose of the mineral rights.

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

2016

On Jan. 11, 2016 Genoil & Beijing Petrochemical Engineering Company (BPEC), an engineering division of Shaanxi Yanchang Petroleum Group Corp Ltd. one of the four largest petroleum companies in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues, are pleased to announce they have signed a general alliance agreement for Genoil GHU projects, to provide EPC services and to develop sales and marketing for Genoil's GHU technology around the world.

On January 18, 2016, the Company resolved to issue 2,000,000 common shares to settle $212,588 in debt as part of shares for debt settlement agreement for services performed.

On Jan. 19, Hebei Zhongjie and Genoil have signed a contract and plan to establish a new company called Dora Energy Technology Company for the construction of one of the world's most advanced heavy oil refineries. This project will utilize the Genoil GHU Technology
.
In January 2016, Genoil's top management were invited to China at the request of one of their largest oil companies. Genoil has lined up financing for several upgrading projects from a major Chinese lender, that is subject to approval on a project-by-project basis. The purpose of these projects is to secure heavy oil resources to be converted into light using the Genoil technology for the Chinese market.

Genoil and Xi'an Beigeng Energy Technology Company, Ltd have signed an exclusive strategic alliance agreement to sell the Crystal Industrial Land Separators, of which the Chinese Market potential is estimated at over one thousand separators.

Genoil shipped a Crystal separator to China to be placed at Sinopec. This proven technology has been in operation at multiple locations for over 20 years. Crystal technology is Coast Guard and IMO approved which allows for discharge at sea, and does not require the use of chemicals or filters.

Genoil announced the appointment of BLUE Communications Ltd, a leading communications and business consultancy specializing in the marine, energy and environment sectors.

On February 8, 2016, the Company resolved to issue 1,916,000 common shares to settle $86,660  in debt as part of shares for debt settlement agreement for services performed.

In April 2016, the Company issued 8,660,000 common shares, at a price of $0.05 USD per share for total gross proceeds of $433,000 and issued 8,660,000 five year warrants at a strike price of $0.05 in connection with the share issuance.

On April 15, 2016 Genoil & Beijing Petrochemical Engineering Co Ltd (BPEC), a division of Shaanxi Yanchang Petroleum Group Company, announced that they have received a $ 5 billion dollar (USD) letter of intent for an initial 500,000 barrel per day (bpd) upgrading project, to be situated in the Middle East. The letter of intent from one of the largest banks in China is to cover the initial project cost, and will be presented to a major party in the Middle East. For this project, the goal of the consortium is to develop 3.5 million bpd of upgrading capacity at a total estimated cost of $ 35-50 billion. Financing will be subject to a number of conditions and approval of the contract terms by all parties.

On Nov. 7, 2016  Genoil has been awarded the 'One to Watch' award at the Fathom Ship Efficiency Awards 2016.The award recognises the potential of a commercially viable project, concept or technology that can lead to significant progress in advancing maritime energy efficiency and environmental impact reduction.

On October 4, 2016, the Company resolved to issue 2,144,000 common shares to settle $105,925  in debt as part of shares for debt settlement agreement for services performed.

  At the annual and special meeting of the shareholders of Genoil held on November 14, 2016, David   Lifschultz, Slobodan Puhalac, Bengt Koch, Bruce Abbott and Timothy Bojar were elected as directors of the Corporation for the ensuing year. A special resolution was passed authorizing the continuance of the Corporation from a corporation existing under the laws of Canada to a corporation existing under the laws of the Country of Curaçao.
On November 8, 2016, the Company resolved to issue 1,181,600 common shares to settle $65,980  in debt as part of shares for debt settlement agreement for services performed.

On Nov. 9, 2016 Genoil announced the signing of a $50 billion Letter of Intent (LOI) to develop oil fields and construct clean technology upgraders, refineries and pipelines in Russia. The project will incorporate Genoil's efficient clean technology hydroconversion (GHU) process, and mark the second time that Genoil will provided a complete integrated project, from the development of oil fields to the production of cleaner fuels. The scope of the project is to produce 3.5 million barrels per day.

HaiMing Lai and Conan Taylor were appointed to the Board of Directors on November 23, 2016, concurrent with the resignation of Slobodan Puhalac.

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

Genoil has been looking for strategic relationships to strengthen our competitive position in the marketplace. In April 2016 a Genoil led consortium received a $ 5 billion USD letter of intent (LOI) from a major bank in China for a 500,000 barrel per day upgrading and desulfurization project in the Middle East. This project has the intent to be scaled up to 3.5 million barrels per day. Executives of Genoil recently returned from a business trip to Beijing and Middle East and are working diligently on this opportunity. The recent oil price has not changed the Chinese interest in the GHU®, but has in fact increased it due to the GHU's ultra low operating costs.

On Jan. 19, 2016,  Hebei Zhongjie and Genoil have signed a contract and plan to establish a new company called Dora Energy Technology Company for the construction of one of the world's most advanced heavy oil refineries. This project will utilize the Genoil GHU Technology

Pilot Heavy Oil Upgrader
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

On Jan. 11, 2016 Genoil & Beijing Petrochemical Engineering Company (BPEC), an engineering division of Shaanxi Yanchang Petroleum Group Corp Ltd. one of the four largest petroleum companies in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues, are pleased to announce they have signed a general alliance agreement for Genoil GHU projects, to provide EPC services and to develop sales and marketing for Genoil's GHU technology around the world.

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

During late 2016, Genoil shipped a Crystal separator to China to be placed at Sinopec.

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
Genoil intends to market its products and license its GHU technology throughout the world's oil refining and production industry.  Genoil is presently engaged in discussions with refining operations in China, North America, Europe, Latin America, Asia and the Middle East.  It has entered into 15 contracts with agents that cover 36 countries to further pursue these sales.
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
The Corporation was subject to securities regulation in the Canadian jurisdictions in which it was a reporting issuer.  As an issuer with securities traded on the TSX Venture Exchange, the Company was subject to its rules.  The Corporation's shares are now traded on the Over the Counter Bulletin Board (“OTCBB”) and as such, the Corporation is subject to the OTCBB listing requirements.  Genoil must maintain a legislated level of public disclosure and must maintain minimum listing requirements based on its financial performance, resources and stage of development.
Plan of Operation
The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2017 year, and possibly beyond.

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

The Corporation has accumulated losses of $88.6 million to year ended December 31, 2016 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports.  Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies.  At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in China,  the Middle East and Africa, and much progress is being made.

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

C.    Organizational structure.
David Lifschultz has headed Genoil as CEO since 2001. Since working for Genoil, David has not received any cash compensation nor has he sold any Genoil stock. Even while the stock was over $1.50 per share he did not sell any shares. No executives or board members of Genoil receive any cash compensation. They only receive shares and options or share appreciation rights.
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

On Jan. 19, 2016, Hebei Zhongjie and Genoil have signed a contract and plan to establish a new company called Dora Energy Technology Company for the construction of one of the world's most advanced heavy oil refineries. This project will utilize the Genoil GHU Technology

D.    Property, plant and equipment.
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

The company has had personnel changes in 2016. Management has been aggressive at attract real talented individuals who are very experienced, knowledgeable and will assist Genoil in realizing its objectives in different markets.

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
A.    Operating results
Overview
Genoil's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States), and are presented in Canadian dollars unless otherwise indicated.
Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies.  Its pilot plant is located at Two Hills, Alberta.
To December 31, 2016, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
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
B.    Liquidity and Capital Resources
Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2017 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

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

On January 18, 2016, the Company resolved to issue 2,000,000 common shares to settle $212,588 in debt as part of shares for debt settlement agreement for services performed.

On February 8, 2016, the Company resolved to issue 1,916,000 common shares to settle $86,660  in debt as part of shares for debt settlement agreement for services performed.

In April 2016, the Company issued 8,660,000 common shares, at a price of $0.05 USD per share for total gross proceeds of $433,000 and issued 8,660,000 five year warrants at a strike price of $0.05 in connection with the share issuance.

On April 15, 2016 Genoil & Beijing Petrochemical Engineering Co Ltd (BPEC), a division of Shaanxi Yanchang Petroleum Group Company, announced that they have received a $ 5 billion dollar (USD) letter of intent for an initial 500,000 barrel per day (bpd) upgrading project, to be situated in the Middle East. The letter of intent from one of the largest banks in China is to cover the initial project cost, and will be presented to a major party in the Middle East. For this project, the goal of the consortium is to develop 3.5 million bpd of upgrading capacity at a total estimated cost of $ 35-50 billion. Financing will be subject to a number of conditions and approval of the contract terms by all parties.

On October 4, 2016, the Company resolved to issue 2,144,000 common shares to settle $105,925  in debt as part of shares for debt settlement agreement for services performed.

On November 8, 2016, the Company resolved to issue 1,181,600 common shares to settle $65,980  in debt as part of shares for debt settlement agreement for services performed.

On Nov. 9, 2016 Genoil announced the signing of a $50 billion Letter of Intent (LOI) to develop oil fields and construct clean technology upgraders, refineries and pipelines in Russia. The project will incorporate Genoil's efficient clean technology hydroconversion (GHU) process, and mark the second time that Genoil will provided a complete integrated project, from the development of oil fields to the production of cleaner fuels. The scope of the project is to produce 3.5 million barrels per day.

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

D.    Trend information.
Currently Genoil has no sales inventory or production.
E.    Off-Balance Sheet Arrangements.
Genoil has no off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations.

	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Convertible notes	2,494,880	2,494,880	-
	2,494,880	2,494,880	-	-	-

G.    Safe Harbour.
Not applicable.
Item 6.	Directors, Senior Management and Employees

A.    Directors and senior management.
At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz* Larchmont, New York Chairman and CEO	Chief Executive Officer of Genoil Inc. from 2002 to present. Chairman of the board of directors of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	61,254,101 13.16%

Bruce S. Abbott New York, NY Director	President, COO and Director	27-Sep-76	10-Oct-13	6,540,000 1.41%

Timothy Bojar New York, NY USA Director	Director, COO and Director	19-Dec-75	22-Nov-12	1,000,000 0.21%

Bengt Koch Director Morbylanga, Sweden	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	6,434,620 1.38%

HaiMing Lai Director Calgary, Alberta	Professional Engineer	13-Jan-61	23-Nov-16	50,000 0.01%

Conan Taylor Director Calgary, Alberta	Partner Taylor Janis LLP	16-Jul-59	23-Nov-16	Nil
(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes  exercisable/convertible within 60 days from December 31, 2016.

B.    Compensation.

 Share-Based Awards
 An important part of the Corporation's current compensation program is the granting of share-based awards to the Named Executive Officrers (NEOs). These share-based awards have been granted in replacement, or in lieu, of options to purchase Common Shares pursuant to the Corporation's Option Plan. The granting of such awards is approved by the Board upon recommendation from the Compensation Committee. The Board considers previous grants when considering new grants.
As the only component of their annual compensation arrangements for the year ended December 31, 2016, the Corporation entered into compensation contracts with the NEOs which grant the NEOs share appreciation awards that have a five year life, are at, or superior to the current market price per Common Share, for varying numbers of Common Shares.  These awards, upon request by the NEO, if cash is available to the Corporation, results in the NEO receiving the difference between the strike price of the award and the volume weighted average trading price for the 10 days previous to the request multiplied by the number of Common Shares elected. Alternatively, in lieu of cash compensation, the Corporation may issue Common Shares to the NEO.
Due to financial constraints, neither of the NEOs has ever received any cash compensation. Historically, the Corporation granted the NEOs option-based awards which were to be renewed upon expiration. The share-based awards granted to Messrs. Lifschultz and Abbott were granted: (i) as current compensation in lieu of options; or (ii) in certain instances, in replacement of expired options granted as compensation for previous years. The outstanding share-based awards represent 14 years of compensation to Messrs. Lifschultz and Abbott, the latter of whom was Mr. Lifschultz's aide before becoming an officer and director of the Corporation. Accordingly, their endeavors for the Corporation are to be rewarded only if the Corporation is successful and that success is reflected in the trading value of the Common Shares, thereby aligning management and Shareholder objectives.
Summary Compensation Table
The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2016.
					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)(1)(2)	Option-based awards ($)(3)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz,	2016	-	713,026	-	-	-	-	-	713,026
Chairman, Chief Executive Officer and Chief Financial Officer	2015 2014 2013 2012	- - - -	992,016 431,647 441,364 -	- - - -	- - - -	- - - -	- - - -	- - - -	992,016 431,647 441,364 -
Bruce Abbott,	2016	-	713,026	155,884	-	-	-	-	868,910
President and Chief Operating Officer(4)	2015 2014 2013 2012	- - - -	794,005 390,727 - -	- - - -	- - - -	- - - -	- - - -	- - - -	794,005 390,727 - -

Notes:
(1)
The fair values of share based awards are measured using a Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general award holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).  Measurement inputs for performance shares include the likelihood of the performance criteria being met and the expected length of time until the performance criteria are met.  Black‑Scholes pricing model calculations for share based awards were based on the following significant assumptions:  (i) risk-free interest rate – 1.24%; (ii) expected volatility range – 61% - 76%; (iii) expected life – 5 years; (iv) forfeiture rate – 0%; and (v) dividends – 0%.

(2)
The share-based awards granted to David Lifschultz in 2013, 2014 and 2015 include share-based awards granted in replacement of 22,100,000 options held by David Lifschultz that expired in 2013, 2014 and 2015.

(3)	The Corporation did not issue any stock options to the NEOs in 2012, 2013, 2014 or 2015.
(4)	Bruce Abbott became President and Chief Operating Officer of the Corporation on October 10, 2013.

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

Composition of the Board of Directors
As of December 31, 2016, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Tim Bojar, Bruce Abbott, Bengt Koch, Conan Taylor and HaiMing Lai.  Of the Board, Messrs. Koch, Bojar, Taylor and Lai are "independent".  Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation.  Bruce Abbott is not considered to be independent as he is the President.  Tim Bojar was appointed to the board as well as its audit committee on November 22, 2012.   Bengt Koch was appointed to the Board as well as the audit committee on October 10, 2013.
HaiMing Lai and Conan Taylor were appointed to the Board of Directors on November 23, 2016, concurrent with the resignation of Slobodan Puhalac.

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

Relevant Education and Experience
The proposed members of the Audit Committee have the following relevant education and experience:
David K. Lifschultz
Mr. Lifschultz is the former CEO of Lifschultz Industries which is publicly traded on the NASDAQ Exchange. He had extensive experience on the Lifschultz Industries audit committee. He is presently CEO of the Corporation and has periodically served on the Audit Committee

Mr. Lifschultz has experience in finance and supervising the Treasury Department of three public companies: the Corporation, Lifschultz Industries, and Trans-Air Freight System.
Mr. Lifschultz's educational experience includes working in the Treasury Department of Arrow-Lifschultz Freight Forwarders working in and supervising the accounting, bookkeeping and all other Treasury functions.
Timothy Bojar	Mr. Bojar is currently a marketing and investor relations professional at Litespeed Management. Mr. Bojar has worked in business development and investor relations throughout his career.
Mr. Bojar graduated from Brown University with a B.A. in Business Economics.
Bengt Koch
Mr. Koch is the former Executive Chairman of Atlantic Container Lines , a leading Swedish container ship line.  Mr. Koch will help guide the Corporation's marketing and sales strategies for oil upgrading, bunker fuel desulphurization and Crystal separator markets.

 Audit Committee Oversight
Since the commencement of the Corporation's most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the Board.
Compensation Committee. The Compensation Committee consists of Bruce Abbott and Tim Bojar.
The Compensation Committee assists the Board in carrying out its oversight responsibility with respect to corporate governance and compensation matters, including making recommendations to the Corporation's Board in respect of compensation issues relating to directors, management and employees of the Corporation. The Board has approved and adopted a formal charter for the Compensation Committee. The Compensation Committee's primary duties and responsibilities include, but are not limited to, the following:
(a)	reviewing the organization's structure;
(b)	management's succession plans for executive management;
(c)	developing compensation philosophies and principles; and
(d)	and reviewing and reporting to the Board its recommendations and determinations of appropriate compensation of the Corporation's executive officers.

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
E.    Share ownership.
There were 465,397,192 Common Shares issued and outstanding as of December 31, 2016 (2015 – 419,675,672).  Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."
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
Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	61,254,101	13.16%

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
To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B.    Related party transactions.
	December 31 2016	December 31 2015

Due from related parties	$870,242	$430,302
Due to related parties	(123,887)	(126,025)
	$746,355	$304,277

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
B.    Significant changes.
At the annual and special meeting of the shareholders of Genoil held on November 14, 2016, a special resolution was passed authorizing the continuance of the Corporation from a corporation existing under the laws of Canada to a corporation existing under the laws of the Country of Curaçao.

Item 10.	The Offer and Listing

A.    Offer and listing details.
The following is a summary of the trading history (in Canadian dollars) of the Common Shares on the TSX Venture Exchange and OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on TSX Venture Exchange		Price per share on OTC Bulletin Board
	(Cdn $)		(US $)

Year	High	Low	High	Low

Fiscal year ended December 31, 2012	$0.11	$0.05	$0.14	$0.05
Fiscal year ended December 31, 2013			$0.06	$0.01
Fiscal year ended December 31, 2014			$0.09	$0.01
Fiscal year ended December 31, 2015			$0.07	$0.01
Fiscal year ended December 31, 2016			$0.09	$0.02

Quarter	High	Low	High	Low

Fiscal year ended December 31, 2015
First Quarter			$0.07	$0.02
Second Quarter			$0.05	$0.02
Third Quarter			$0.04	$0.01
Fourth Quarter			$0.05	$0.02

Fiscal year ended December 31, 2016
First Quarter			$0.09	$0.02
Second Quarter	$0.07	$0.04
Third Quarter	$0.06	$0.04
Fourth Quarter	$0.08	$0.03

Most Recent Six Months	High	Low	High	Low

August 2016			$0.06	$0.04
September 2016			$0.05	$0.04
October 2016			$0.05	$0.03
November 2016			$0.07	$0.03
December 2016			$0.08	$0.04
January 2017			$0.09	$0.06

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

2016
On Jan. 11, 2016 Genoil & Beijing Petrochemical Engineering Company (BPEC), an engineering division of Shaanxi Yanchang Petroleum Group Corp Ltd. one of the four largest petroleum companies in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues, are pleased to announce they have signed a general alliance agreement for Genoil GHU projects, to provide EPC services and to develop sales and marketing for Genoil's GHU technology around the world.

On Jan. 19, Hebei Zhongjie and Genoil have signed a contract and plan to establish a new company called Dora Energy Technology Company for the construction of one of the world's most advanced heavy oil refineries. This project will utilize the Genoil GHU Technology
.
Genoil and Xi'an Beigeng Energy Technology Company, Ltd have signed an exclusive strategic alliance agreement to sell the Crystal Industrial Land Separators, of which the Chinese Market potential is estimated at over one thousand separators.

Genoil announced the appointment of BLUE Communications Ltd, a leading communications and business consultancy specializing in the marine, energy and environment sectors.

On April 15, 2016 Genoil & Beijing Petrochemical Engineering Co Ltd (BPEC), a division of Shaanxi Yanchang Petroleum Group Company, announced that they have received a $ 5 billion dollar (USD) letter of intent for an initial 500,000 barrel per day (bpd) upgrading project, to be situated in the Middle East. The letter of intent from one of the largest banks in China is to cover the initial project cost, and will be presented to a major party in the Middle East. For this project, the goal of the consortium is to develop 3.5 million bpd of upgrading capacity at a total estimated cost of $ 35-50 billion. Financing will be subject to a number of conditions and approval of the contract terms by all parties.

On Nov. 9, 2016 Genoil announced the signing of a $50 billion Letter of Intent (LOI) to develop oil fields and construct clean technology upgraders, refineries and pipelines in Russia. The project will incorporate Genoil's efficient clean technology hydroconversion (GHU) process, and mark the second time that Genoil will provided a complete integrated project, from the development of oil fields to the production of cleaner fuels. The scope of the project is to produce 3.5 million barrels per day.

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
For the year ended December 31, 2016 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)).  The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets.  This material weakness affects all significant accounts
(b) Management's annual report on internal control over financial reporting.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States).
The Company's internal controls over financial reporting includes those policies and procedures that
I.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

II.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

III.
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
Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2016 due to the following material weakness:
•
The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors and financial consultants in understanding the related accounting and disclosure requirements on these matters.  Management corrected any errors prior to the release of the Company's December 31, 2016 consolidated financial statements.

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

 Pinaki & Associates LLC has served as the Corporation’s auditors from 2014 onwards.  The following table summarizes the aggregate fees for professional audit services and other services rendered by Pinaki & Associates LLC in the past two years.
In Canadian dollars
	2016	2015

Audit Fees	$20,000	$20,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$20,000	$20,000

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

The Consolidated Financial Statements for years ended December 31, 2016, 2015 and 2014 are attached as Exhibit 15.1.
Item 19.	Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States).for the 2016, 2015 and 2014 year ends.
Item 20.	Exhibits

(a) The Consolidated Financial Statements for the year ended December 31, 2016.
(b) Exhibits
Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996
1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996
1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996
1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006
1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006
2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004
2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.
2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.
2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust
2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.
2.7*/	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott
2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott
4.1*	Sample Marketing Agreement
4.2*****	Funding Agreement with David K Lifschultz
11.1*****	Amended Code of Conduct as adopted on December 15, 2007
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350
14.1	Independent Auditor’s Consent of Pinaki & Associates LLC
15.1	Audited Consolidated Financial Statements December 31, 2016

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
Dated February 28, 2017.
GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer