Form 20-F
period 2019-12-31
GENOIL INC
filed 2020-07-01
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: July 31, 2021
WASHINGTON, D.C. 20549	Estimated average burdenhours per response…2649.52

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2017, 2018 and 2019

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . .. . . . . .

For the transition period from	to

Commission file number:

GENOIL INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

One Rockefeller Center
11th Floor
New York, NY 10020
Tel 212-688-8868 Contact: David Lifschultz

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value quoted on the OTC Markets Quotation System

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

Common Shares: 503,793,613 as of December 31, 2017 and 532,312,029 as of December 31, 2018 and 547,303,029 as of December 31, 2019
Preferred shares: (zero) as of December 31, 2019.

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

☐ Yes ☐ No

Contents

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Genoil's Information	9
Item 5.	Operating and Financial Review and Prospects	18
Item 6.	Directors, Senior Management and Employees	20
Item 7.	Major Shareholders and Related Party Transactions	27
Item 8.	Financial Information	28
Item 9.	The Offer and Listing	28
Item 10.	Additional Information	30
	Directors' Conflicts of Interest	31
	Borrowing Powers	31
	Directors	31
	Rights Attached to Shares	31
	Alteration of the Rights of Shareholders	32
	Shareholders' Meetings	32
	U.S. Holder of Common Shares	34
	Canadian Federal Income Tax Consequences	35
	United States Federal Income Tax Consequences	36

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 12.	Description of Securities Other than Equity Securities	38
Item 13.	Defaults, Dividends Arrearages and Delinquencies	38
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	38
Item 15.	Controls and Procedures	38
Item 16.	[Reserved]	40
	Item A Audit Committee Financial Expert	40
	Item B Code of Ethics	40
	Item C Audit Fees	40

Item 17.	Financial Statements	41
Item 19.	Exhibits	41

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

The following selected consolidated financial data as of December 31, 2019, 2018, 2017, 2016, and 2015 and for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 have been derived from Genoil's audited Consolidated Financial Statements, which are included with this document. The selected financial data for the years ended December 31, 2019, 2018, and 2017 is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Genoil's Consolidated Financial Statements are stated in United States Dollars ("US$" or "$"). All dollar amounts provided in this annual report are in United States Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in US dollars, except 2016 and 2015 are Canadian dollars)

	Years ended December 31

	2019	2018	2017	2016	2015

Revenue	-	-	-	-	-

Income (Loss) from continuing operations

	(3,294,314)	(7,323,820)	(6,720,177)	(1,112,137)	(477,906)
Income (Loss) for the period

	(3,632,162)	(7,422,318)	(6,265,070)	(1,986,724)	923,958
Income (Loss) per share from continuing operations: Basic and diluted

	(0.01)	(0.01)	(0.01)	0.00	0.00
Income (loss) per share: Basic and diluted

	(0.01)	(0.01)	(0.01)	0.00	0.00

Total assets

	1,720,148	1,663,070	992,876	1,019,374	587,487
Net assets

	(6,511,239)	(6,167,969)	(6,677,165)	(3,687,065)	(3,104,546)

Share Capital
Number of Shares Outstanding	547,303,029	532,312,029	503,793,613	465,397,192	419,675,672

	49,847,884	49,463,347	47,803,672	61,660,886	60,256,681

Retained earnings (deficit)

	(88,251,338)	(84,619,176)	(77,196,858)	(88,630,931)	(86,688,250)

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

	Years ended December 31

	2019	2018	2017	2016	2015
Shares outstanding	547,303,029	532,312,029	503,793,613	465,397,192	419,675,672
Shares issued	14,991,000	28,518,416	38,396,421	45,721,520	14,324,170

B.    Capitalization and indebtedness.

Not required as this is an annual report under the Exchange Act.

C.    Reasons for the offer and use of proceeds.

Not required as this is an annual report under the Exchange Act.

D.    Risk factors.

Going Concern

To date Genoil has not attained commercially viable operations from its various patents and technology rights.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

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

Key contractors may terminate their engagements.

Skilled and educated professionals are a fundamental component of the development of intellectual property. If these key contractors terminate their engagements with Genoil, the development of its intellectual property may be hindered or delayed, increasing the expenses associated with technology development. The Corporation's success is dependent on the services of members of its senior management team. The experience and talents of this team will be a significant factor in its continued success and growth. The loss of any senior management member could have a material adverse effect on its operations and business prospects. Given its financial situation, Genoil may not be able to retain or replace its key personnel. The Corporation has no key man insurance.

Genoil has issued common share purchase warrants, options, preferred shares and convertible debt, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.

As of December 31, 2019, the following potentially dilutive instruments were outstanding:

Warrants	88,118,838
Options	56,090,000
PACs	486,100,000
Notes	167,583,200
797,892,038
Shares o/s	547,303,029
Pot'l Dil'n	146%

Furthermore, the Corporation may enter into commitments in the future which would require the issuance of additional Common Shares, and it may grant additional stock options. The Corporation is authorized to issue an unlimited number of Common Shares. Genoil issues Common Shares for the purpose of raising funds for general working capital requirements, to acquire additional technology, to accommodate strategic partnerships, or for the satisfaction of debts.

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

●	effect service of process upon the Corporation or these persons within the United States; or

●
enforce against the Corporation or these persons in United States courts, judgments obtained in United States courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States; or

●	initiate a derivative suit on the Corporation's behalf.

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

The address of its head office is
One Rockefeller Center
11th Floor
New York, NY 10020
  and its phone number is 212-688-8868.

Recent History

2017

On February 13, 2017 the Company, today announced the signing of a Memorandum of Understanding (MOU) with the Bomin Group, a leading global physical supplier and trader of marine fuel, for a potential collaboration to develop low sulphur fuel products compliant with the International Maritime Organization's (IMO) newly announced global low sulphur fuel regulations.

On February 15, 2017 the Company announced the appointment of Raushan Telyashev as Vice President of Genoil Middle East.

On March 28, 2017, the Company announced the addition of a special adviser to its management team with the appointment of Douglas A. Phillips, CPA, who joins Genoil to provide strategic input on major transactions and provide advice to top management.

On August 15, 2017, the Company announced the appointment of Dr Victor Solovyev, a catalyst expert, as Project Manager for its engineering team. The expansion comes as interest in Genoil's desulphurisation technology is increasing rapidly with the global demand for cleaner energy.

On September 6, 2017, the Company announced it has signed a tri-partite science, research and technical cooperation agreement with two leading Russian institutions. Genoil has joined forces with the UFA Scientific Research Institute of Petroleum Refining and Petrochemistry, located in Bashkortostan, Russia, and the OJS «VNIIUS» Institute, located in Tatarstan, Russia to establish a world class partnership. The scope of the agreement is to research, develop and market cutting-edge technologies and patents both in the Americas and globally. The partnership will focus on the petrochemistry, petroleum refining and gas chemistry industries where, through joint co-operation and a wide base of expertise, the parties саn add significant value to client proposals.

On September 12, 2017, the Company announced the appointment of Mr. Nari Narayanan as Vice President of Genoil’s India operation. The development comes as interest in Genoil’s desulphurisation technology continues to increase rapidly in line with the global demand for cleaner energy.

On October 3, 2017, the Company announced that Jose E. Garcia-Torres has joined Genoil to spearhead Genoil’s business development for both Genoil’s GHU and to facilitate additional business alliances in Mexico.  Mr. Garcia-Torres has been a consultant for many years in the field of business development and financial services in Mexico. We expect with Mr. Garcia-Torres’ background in economics and international banking and almost 30 years of government experience and an extensive network of international relations in the public and private sectors he will have a major impact on Genoil’s opportunities in Mexico and Latin America

On December 5. 2017, the Comapny signed an agreement to develop five oil and gas fields in the Sakha Republic (Yakutia), Russia, with recoverable reserves of 1.8 billion barrels. The scale of the project will require $35B USD with the first phase costing $6B USD representing a landmark agreement for Genoil.

On December 18, 2017 the Company and Grupo Roales Mexico announced that that they have formed a ten year alliance and partnership agreement to jointly engage in bids and develop projects in Mexico. It is expected that these projects will use Genoil's GHU technology and Grupo Roales will support Genoil with EPC work including; feasibility studies and detail engineering design, procurement and design for the projects which will be applying Genoil GHU technology on an exclusive basis in Mexico. The Companies are currently reviewing several projects in Mexico.

2018
On April 4, 2018, the Company signed an agreement to attract finances and evaluate technologies to develop oil and gas fields in the Astrakhan Region of Russia. This agreement is with the license holder of this property; JSC Petroleumgas Company commonly known as "AFB".

On April 9, 2018, the Company, announced that high sulfur crude oil samples from Pemex (the Mexican State-owned petroleum company) have arrived at Genoil's engineering headquarters in Russia and that the demonstration will be conducted soon in the presence of Pemex engineers at our state-of-the-art multipurpose demonstration facility hosted by the UFA Scientific Research Institute of Petroleum Refining and Petrochemistry located in Bashkortostan. Technical viability has already been proven and the purpose of this commercial demonstration run will validate to Pemex the strength of the economic model created by the Genoil Hydroconversion Process from upgrading Pemex's heavy high sulfur crude oil into valuable light sweet, low sulfur crude oil. The feedstock demonstration will also support the engineering and design of a large-scale commercial GHU facility currently under evaluation by Genoil, to be constructed at the commercial crude center - Palomas in Veracruz Mexico, and additional regions of Mexico as well as other target project locations around the world. Genoil's engineering team is being led by Raushan Telyashev, formerly General Director of Lukoil and in charge of the all Lukoil design and R&D institutes for downstream at the second largest oil company in Russia. In 2012, Raushan was responsible to review all Lukoil Komi upgrading solution strategies, had met with Genoil and had been advising the lead team that had previously endorsed the successful demonstration of Genoil's GHU process on Lukoil Komi crude oil. Future planned demonstration runs shall create significant hard data that support our industry-leading EPC partners as we work toward basic engineering designs for commercial implementation. Correlations with previous tests shall confirm, liquid yield output, reduction of sulfur, acidity, metals and CAPEX costs.

On September 5, 2018, the Company announced that Genoil will begin testing of Pemex Heavy Crude Oil upgrading at our demonstration facility in Russia. Our engineers will activate the catalyst and will set up for the test which will commence on September 10, 2018. Genoil will also prepare for a second test in the near future.

On November 19, 2018, Genoil announced today that the corporation has signed an additional contract to represent the Velikoye oil field on behalf of JSC PetroleumGas "AFB" to investors. Genoil has already begun discussions with several financing sources in Russia as well as a few different interested oilfield services providers all of whom expect major financial sponsorship from China on this project. Genoil is to earn a fee for bringing investment to AFB and that we anticipate closing the initial investment round in the next sixty days.

On November 21, 2018, the Company announced that Emile Heskey the former professional footballer from the United Kingdom joins Genoil to lead the company's business development in the Caribbean region. Mr. Heskey will work through Genoil to raise finance for much needed reconstruction of Islands affected by Hurricane Irma and to help the local economies to get back on their feet. He will assist Genoil in the entire Caribbean region to source project opportunities where Genoil and our partner companies can do energy related development and reconstruction work. Emile has a relationship with many people in Antigua including Prime Minister Gaston Browne who has met with the UK Secretary of State about funding reconstruction of their Islands. The Antiguan government had recently considered building a small refinery and Genoil intends to reopen these important discussions.

2019
On June 12, 2019, the Company announced that Lic. José E. García Torres, Legal Representative of the company Genoil Inc. and Dr. Fernando Castrejón Vacio, Director of Product Technology of the Instituto Mexicano del Petroleo "IMP", met to sign a Memorandum of Understanding, which seeks to establish guidelines for cooperation between Genoil and the IMP to jointly team up to develop business opportunities in matters of improvement of heavy and extra-heavy oils in Mexico. The interest of this Memorandum includes the joint search for business opportunity, as well as the development of potential investments in service projects, the scaling of products, provision of technological services, consulting and specialized advice, promotion of investment, specialized training and marketing in everything related to the Processing of Heavy Crude Oil, as well as for the process of Hydrotreating. Also present for the signing ceremony was Dr. Jorge Ancheyta Juárez, Product Manager for the Transformation of Crude of IMP and Genoil engineer Mario Alberto Carreón Rascón.

On July 3, 2019, the Company signed an advisory fee agreement with Tuimaada-Neft, which is a leading oil and gas company in Russia with an estimated 850 million tons of oil equivalent. This agreement builds from our previous LOI that was signed in the fourth quarter 2017. Genoil will advise and possibly have a significant role in these development projects, which will include EPC (engineering, procurement and construction), equity and debt financing, oil field services, as well as oil field operations and natural gas development.

On October 7, 2019, the Company announces that the largest bank in China and the largest bank in the world by total assets, deposits, loans, number of customers and number of employees has been formally retained. They have been working for the past several months to bring strategic investors and finance for development the massive Velikoye oil field in Russia. Due to the recent destabilizing events in the Middle East, all parties have expressed a strong desire to move fast on this project because this project unlocks an alternate source of crude oil supply.

On October 10, 2019, the Company announced that Andrey Sergeev is joining Genoil Inc. (the "Company"), through its United States subsidiary, as Chief Geologist. Mr. Sergeev is a highly experienced geologist whose worldwide career has led him to be well-regarded by his peers throughout the industry.

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

Genoil formed a corporation in the Middle East with SBK Commercial Business Group in the United Arab Emirates. The corporation is named “Genoil Emirates”.

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

The acquisition of 100% of the issued and outstanding common shares of Two Hills Environmental Inc. conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

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

In 2004, Genoil received $139,930 pursuant to an agreement with OAO Lukoil. The upgrading of heavy oil from Lukoil was completed in early 2005. The amounts were included as a recovery in pilot upgrader expenses.

During 2008 and 2007 the Company generated revenues of $36,109 and 83,456 respectively, by providing engineering consulting services to Aquamation Ltd pursuant to a Joint Operating Agreement.

No revenues have been realized since then.

Expenditures Relating to the Sale of Products

Genoil is primarily involved in the development of its technologies for commercial application. The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills AB, and New York, NY, Dubai UAE.

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

Genoil intends to market its products and license its GHU technology throughout the world's oil refining and production industry

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

The Corporation was subject to securities regulation in the Canadian jurisdictions in which it was a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, the Company was subject to its rules. The Corporation's shares are now quoted on the OTC Markets quotation system and as such, the Corporation is subject to the OTC Markets listing requirements.

Plan of Operation

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2020 year, and possibly beyond.

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

The Corporation has accumulated losses of $88.2 million to year ended December 31, 2019 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Mexico, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in Mexico, China, the Middle East and Africa, and much progress is being made.

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move developing and upgrading heavy oil is around the corner.

Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Mexico, Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future. Planning has to be done well in advance to effectuate this change.

Genoil has announced that the USPTO has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

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

C. Organizational structure.

David Lifschultz has headed Genoil as CEO since 2001. Since working for Genoil, David has not received any cash compensation nor has he sold any Genoil stock. Even while the stock was over $1.50 per share he did not sell any shares. No executives or board members of Genoil receive any cash compensation. They only receive shares and options or Price Appreciation Certificates.

The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed.. The operational sites are at – Two Hills AB, New York, NYand Dubai UAE.

The company seeks to work through commission agents who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft and Google followed when they were in their infancy.
Some consultants and the agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

Genoil has the following subsidiaries:

●
Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.

●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2019, Emirates LLC had not yet commenced operations and holds no assets.

●
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

D.    Property, plant and equipment.

Human Resources and Facilities

The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at –Two Hills, Alberta, New York, NY and Dubai UAE.

The company seeks to work through commission agents who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.

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

A.    Operating results

Overview

Genoil's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and are presented in US dollars unless otherwise indicated.

Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies. Its pilot plant is located at Two Hills, Alberta.

To December 31, 2019, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

On November 29, 2010, Genoil announced that it had entered into an agreement to acquire 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveyed to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

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

B.    Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2020 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

In 2017, the Company sold a total of 20,570,000 shares of common stock (and warrants) in private placements for total proceeds of $1,012,688.

In 2017, the Company issued 5,988,753 shares of common stock as compensation for services. The fair value of the shares issued was $481,644.

In 2017, the Company canceled 1,638,000 shares of common stock.

In 2018, the Company sold a total of 17,425,507 shares of common stock (and warrants) in private placements for total proceeds of $879,875.

In 2018, the Company issued 11,092,909 shares of common stock as compensation for services. The fair value of the shares issued was $779,800.

In 2019, the Company sold a total of 8,836,667 shares of common stock (and warrants) in private placements for total proceeds of $234,490.

In 2019, the Company issued 6,154,333 shares of common stock as compensation for services. The fair value of the shares issued was $150,047.

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

F.
Tabular Disclosure of Contractual Obligations.

	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years

Convertible notes	2,513,748		2,513,748
	2,513,748	-	2,513,748	-	-

G.    Safe Harbour.

Not applicable.

Item 6.
Directors, Senior Management and Employees

A.    Directors and senior management.

At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present	23-Nov-45	25-Feb-02	61,254,101 11.19%
Chairman of the board of directors of Genoil Inc. from 2002 to present.

Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	6,540,000 1.19%

Bengt Koch Director Morbylanga, Sweden	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	6,434,620 1.18%

HaiMing Lai Director Calgary, Alberta	Professional Engineer	13-Jan-61	23-Nov-16	50,000 0.01%

Conan Taylor Director Calgary, Alberta	Partner Taylor Janis LLP (Resigned April 6, 2020)	16-Jul-59	23-Nov-16	Nil

Jose Garcia Torres Director Mexico City, Mexico	International Banking	18-Aug-49	20-Apr-20	1,500,000 0.27%

Rolando Ramon Director Lucas, TX	Business Consultant	16-Jan-17	28-Jan-19	750,000 0.14%

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2019.

B.    Compensation.

Share-Based Awards

An important part of the Corporation's current compensation program is the granting of share-based awards to the Named Executive Officers (NEOs). These share-based awards have been granted in replacement, or in lieu, of options to purchase Common Shares pursuant to the Corporation's Option Plan. The granting of such awards is approved by the Board upon recommendation from the Compensation Committee. The Board considers previous grants when considering new grants.

Further, in lieu of cash compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

Due to financial constraints, neither of the NEOs has ever received any cash compensation. Historically, the Corporation granted the NEOs option-based awards which were to be renewed upon expiration. The share-based awards granted to Messrs. Lifschultz and Abbott were granted: (i) as current compensation in lieu of options; or (ii) in certain instances, in replacement of expired options granted as compensation for previous years. The outstanding share-based awards represent 17 years of compensation to Messrs. Lifschultz and Abbott, the latter of whom was Mr. Lifschultz's aide before becoming an officer and director of the Corporation. Accordingly, their endeavors for the Corporation are to be rewarded only if the Corporation is successful and that success is reflected in the trading value of the Common Shares, thereby aligning management and Shareholder objectives.

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2019

.

					Non-equity incentive plan compensation($)
Name andPrincipal Position	Year	Salary($)	Share-based awards($)(1)(2)	Option-based awards($)	Annual incentive plans	Long-term incentive plans	Pension value($)	All Other Compensation($)	Total Compensation ($)

David Lifschultz,	2019	-	-	-	-	-	-	-	-
Chairman, Chief Executive Officer and Chief Financial Officer	2018 2017 2016 2015	- - - - -	3,961,045 2,836,365 713,026 992,016	- - - - -	- - - - -	- - - - -	- - - - -	- - - - -	3,961,045 2,836,365 713,026 992,016
Bruce Abbott, President and Chief Operating Officer	2019 2018 2017 2016	- - - -	2,430,766 2,260,870 1,209,824 713,026	- - 155,884	- - - -	- - - -	- - - -	- - - -	2,430,766 2,260,870 1,209,824 868,910
	2015	-	794,005	-	-	-	-	-	794,005

Notes:

(1)
The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2019, 2018, and 2017 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2019	2018	2017
Volatility	213%	260-292%	292-294%
Expected life	5 years	5 years	5 years
Risk-free rate	1.67%	2.52%	1.92-2.17%
Dividend yield	-	-	-
Forfeiture rate	0%	0%	0%
Stock Price at Valuation	$0.02	$0.04-0.05	$0.05-0.08
Exercise Price	$0.03	$0.04-0.05	$0.05-0.07

(2)
For 2016 and 2015, the fair values of share based awards are measured using a Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general award holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Measurement inputs for performance shares include the likelihood of the performance criteria being met and the expected length of time until the performance criteria are met. Black-Scholes pricing model calculations for share based awards were based on the following significant assumptions: (i) risk-free interest rate – 1.24%; (ii) expected volatility range – 61% - 76%; (iii) expected life – 5 years; (iv) forfeiture rate – 0%; and (v) dividends – 0%.

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

Composition of the Board of Directors

As of December 31, 2019, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Bengt Koch, Conan Taylor (resigned April 6, 2020), Jose Garcia Torres and HaiMing Lai. Of the Board, Messrs. Koch, Ramon, Torres, Taylor and Lai are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President. Bengt Koch was appointed to the Board as well as the audit committee on October 10, 2013.

HaiMing Lai and Conan Taylor were appointed to the Board of Directors on November 23, 2016, concurrent with the resignation of Slobodan Puhalac. Rolando Ramon was appointed to the board on January 28, 2019. Jose Garcia Torres was appointed to the Board on April 6, 2020.

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

Committees of the Board of Directors

There are currently two committees of the Board of Directors. The Audit Committee is comprised of two directors, one of whom is a related party. The Compensation Committee is comprised of three directors. The mandate and activities of each committee are as follows:

Audit Committee.  The Audit Committee consisted of Bengt Koch and David Lifschultz. The responsibilities of the Audit Committee include:

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

Relevant Education and Experience

The proposed members of the Audit Committee have the following relevant education and experience:

David K. Lifschultz
Mr. Lifschultz is the former CEO of Lifschultz Industries which was publicly traded on the NASDAQ Exchange. He had extensive experience on the Lifschultz Industries audit committee. He is presently CEO of the Corporation and has periodically served on the Audit Committee

Mr. Lifschultz has experience in finance and supervising the Treasury Department of three public companies: the Corporation, Lifschultz Industries, and Trans-Air Freight System.

Mr. Lifschultz's educational experience includes working in the Treasury Department of Arrow-Lifschultz Freight Forwarders working in and supervising the accounting, bookkeeping and all other Treasury functions.

Bengt Koch
Mr. Koch is the former Executive Chairman of Atlantic Container Lines, a leading Swedish container ship line. Mr. Koch will help guide the Corporation's marketing and sales strategies for oil upgrading, bunker fuel desulphurization and Crystal separator markets.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the Board.

Compensation Committee. The Compensation Committee consists of the entire Board.

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

Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills, Alberta, New York, NY and Dubai UAE.

The company seeks to work through commission agents who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.

Genoil has no labour unions and no temporary staff.

E.    Share ownership.

There were 547,303,029 Common Shares issued and outstanding as of December 31, 2019 (2018 – 532,312,029). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

A.    Major shareholders.

The following table sets forth information as of May 31, 2020, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2019, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 547,303,029   Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	61,254,101	11.19%

David Lifschultz has acquired his shareholdings incrementally during the past years through companies under his control and personally by way of a series of purchases on the open market and private placement subscriptions made for the purpose of providing financial assistance to the Corporation so as to ensure it continues to meet its financial obligations. Mr. Lifschultz is a resident in New York.

As of the date of this form and to the knowledge of our directors and officers, there is no other person or entity who beneficially owns, directly or indirectly, over more than 5% of the issued and outstanding Common Shares.

To the best of its knowledge, Genoil is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B.    Related party transactions.

	December 31 2019	December 31 2018

Due from related parties	$1,675,625	$1,618,349
Due to related parties	(8,171,220)	(7,770,872)
Net	$(6,495,595)	$(6,152,523)

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

B.    Significant changes.

At the annual and special meeting of the shareholders of Genoil held on November 14, 2016, a special resolution was passed authorizing the continuance of the Corporation from a corporation existing under the laws of Canada to a corporation existing under the laws of the Country of Curaçao. On May 29, 2019 the Company finally received a letter of satisfaction from Corporations Canada approving Genoil's move to Curacao. However, no such move has been implemented to date.

Item 9.
The Offer and Listing

A.    Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

●	the annual high and low market prices for the five most recent full financial years;
●	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
●	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board
	(US $)
Year	High	Low

Fiscal year ended December 31, 2015	$0.07	$0.01
Fiscal year ended December 31, 2016	$0.09	$0.02
Fiscal year ended December 31, 2017	$0.09	$0.06
Fiscal year ended December 31, 2018	$0.06	$0.04
Fiscal year ended December 31, 2019	$0.03	$0.02

Quarter	High	Low

Fiscal year ended December 31, 2018
First Quarter	$0.05	$0.03
Second Quarter	$0.07	$0.04
Third Quarter	$0.05	$0.03
Fourth Quarter	$0.08	$0.04

Fiscal year ended December 31, 2019
First Quarter	$0.04	$0.02
Second Quarter	$0.03	$0.02
Third Quarter	$0.03	$0.02
Fourth Quarter	$0.03	$0.02

Most Recent Six Months	High	Low
December 2019	$0.02	$0.01
January 2020	$0.02	$0.01
February 2020	$0.02	$0.01
March 2020	$0.02	$0.01
April 2020	$0.02	$0.01
May 2020	$0.02	$0.01

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

C.    Material contracts.

Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

2018

On April 4, 2018, the Company signed an agreement to attract finances and evaluate technologies to develop oil and gas fields in the Astrakhan Region of Russia. This agreement is with the license holder of this property; JSC Petroleumgas Company commonly known as "AFB".

On November 19, 2018, Genoil announced today that the corporation has signed contract to represent the Velikoye oil field on behalf of JSC PetroleumGas "AFB" to investors. Genoil has already begun discussions with several financing sources in Russia as well as a few different interested oilfield services providers all of whom expect major financial sponsorship from China on this project. Genoil is to earn a fee for bringing investment to AFB and that we anticipate closing the initial investment round in the next sixty days.

2019

On July 3, 2019, the Company signed an advisory fee agreement with Tuimaada-Neft, which is a leading oil and gas company in Russia with an estimated 850 million tons of oil equivalent. This agreement builds from our previous LOI that was signed in the fourth quarter 2017. Genoil will advise and possibly have a significant role in these development projects, which will include EPC (engineering, procurement and construction), equity and debt financing, oil field services, as well as oil field operations and natural gas development.

On October 7, 2019, the Company announces that the largest bank in China and the largest bank in the world by total assets, deposits, loans, number of customers and number of employees has been formally retained. They have been working for the past several months to bring strategic investors and finance for development the massive Velikoye oil field in Russia. Due to the recent destabilizing events in the Middle East, all parties have expressed a strong desire to move fast on this project because this project unlocks an alternate source of crude oil supply.

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

●
for purposes of the Income Tax Act (Canada) (the "ITA") and the Canada-United States Income Tax Convention (1980), as amended by the protocol signed on July 29, 1997, (the "Treaty") are residents of the U.S. and have never been residents of Canada;

●	for purposes of the U.S. Internal Revenue Code of 1986 (the "Code") are U.S. persons;

●	deal at arm's length with Genoil for purposes of the ITA;

●	will hold the Common Shares as capital property for purposes of the ITA;

●	will hold the Common Shares as capital assets for purposes of the Code;

●	do not and will not hold the Common Shares in carrying on a business in Canada;

●	will not perform independent personal services from a fixed base situated in Canada; and

●
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

The following summary of Canadian federal and U.S. federal income tax considerations generally applicable to a U.S. Holder of Genoil's Common Shares is based on the following, as at the time of this statement:

●	the ITA and the Income Tax Regulations (Canada) (the "Regulations");

●	published proposals to amend the ITA and the Regulations;

●	published administrative positions and practices of the Canada Customs and Revenue Agency;

●	the Code;

●	Treasury Regulations;

●	published Internal Revenue Service ("IRS") rulings;

●	published administrative positions of the IRS;

●	published jurisprudence that is considered applicable; and

●	the Treaty.

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

Canadian Federal Income Tax Consequences

Disposition of Common Shares

Provided that the Common Shares are listed on a "prescribed stock exchange", which currently includes the TSX Venture Exchange but does not include the OTC Markets, a U.S. Holder of Common Shares will not be subject to tax in Canada under the ITA on capital gains realized on the disposition of such Common Shares unless the shares are "taxable Canadian property." Such Common Shares will be taxable Canadian property if, in general, at any time during the sixty month period immediately preceding the disposition, 25% or more of Genoil's issued shares of any class (or an option to acquire 25% or more of the issued shares of any class) were owned by such holder, or by such holder and persons with whom such holder did not deal at arm's length. If the Corporation's shares are taxable Canadian property to a U.S. Holder of Common Shares, 50% of any resulting capital gain realized on the disposition of such shares may be subject to tax in Canada. However, the Treaty provides that gains realized by a U.S. Holder of Common Shares on the disposition of shares of a Canadian corporation will be exempt from federal tax in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada. It is the current position of the Canada Revenue Agency that a U.S. limited liability company is not entitled to the benefits of the Treaty.

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

●
at least 60% of Genoil's gross income consists of "foreign personal holding company income", which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

●
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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company ("PFIC"). Genoil could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

●	75% or more of the Corporation's gross income for the taxable year is "passive income," which includes interest, dividends and certain rents and royalties; or

●
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

●
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

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is a PFIC would be treated as ordinary income in the current taxable year; and

●
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

H.    Documents on display.

No longer required

I.    Subsidiary information.

Genoil has the following subsidiaries:

●
Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.

●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2019, Emirates LLC had not yet commenced operations and holds no assets.

●
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

Item 11.
Quantitative and Qualitative Disclosures About Market Risk

Genoil is not exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations at this time due to the fact it does not currently conduct any material business in Canada or the United States.

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

For the year ended December 31, 2019 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

(b) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2019 due to the following material weakness:

●
The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors and financial consultants in understanding the related accounting and disclosure requirements on these matters. Management corrected any errors prior to the release of the Company's December 31, 2019 consolidated financial statements.

 (c) Changes in internal controls over financial reporting.

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.
 [Reserved]

Not applicable.

Item A
Audit Committee Financial Expert

The board of directors has determined that Rolando Ramon qualifies as a financial expert. He is an independent director for this purpose.

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

Item C
Audit Fees

Michael T. Studer CPA P.C. has served as the Corporation’s auditors from 2017 onward. The following table summarizes the aggregate fees for professional audit services and other services rendered by that firm in the past two years.

In US dollars

	2019	2018

Audit Fees	$45,000	$-
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$45,000	$-

Audit Fees

Audit fees include fees for professional services rendered in connection with the audit of Genoil's annual financial statements and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. The figure presented for 2019 represents the combined fee for the 2019, 2018 and 2017 fiscal years.

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

Item F
Change in registrant’s Certifying Accountant

    Not applicable.

PART III

Item 17.
Financial Statements

The Consolidated Financial Statements for years ended December 31, 2019, 2018 and 2017 are attached as Exhibit 15.1.

Item 18.
Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2019, 2018 and 2017 year ends.

Item 19.
Exhibits

(a)
The Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

(b)
Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of Michael T. Studer CPA P.C

15.1	Audited Consolidated Financial Statements December 31, 2019

* These exhibits were filed with Genoil's 2003 Form 20-F.

** This exhibit was filed with Genoil's 2004 Form 20-F.

*** These exhibits were filed with Genoil's 2005 Form 20-F.

**** These exhibits were filed with Genoil’s 2006 Form 20-F.

*****These exhibits were filed with Genoil’s 2007 Form 20-F.

*/ This exhibit was filed with Genoil’s 2009 Form 20-F.

*// This exhibit is filed with Genoil’s 2012 Form 20-F/

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated June 28, 2020.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer