Form 20-F/A
period 2019-12-31
GENOIL INC
filed 2021-04-28
CIK 1261002

OMB APPROVAL

UNITED STATES	OMB Number 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: July 31, 2021
WASHINGTON, D.C. 20549	Estimated average burdenhours per response…2649.52

FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

April 28, 2021

To whom it may concern,

We are amending the filing to add the CEO certification of the audited results that were filed.

Sincerely yours,

/s/ David K. Lifschultz
David K. Lifschultz
CEO & CFO

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
Dated April 28, 2021.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer