Form 20-F
period 2020-03-31
GENOIL INC
filed 2021-05-14
CIK 1261002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2018, 2019 and 2020

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

Common Shares: 532,312,029 as of December 31, 2018, 547,303,029 as of December 31, 2019 and 596,178,029 as of December 31, 2020
Preferred shares: (zero) as of December 31, 2020.

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

☐ Yes ☐ No

Contents

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Genoil's Information	9
Item 5.	Operating and Financial Review and Prospects	18
Item 6.	Directors, Senior Management and Employees	20
Item 7.	Major Shareholders and Related Party Transactions	26
Item 8.	Financial Information	27
Item 9.	The Offer and Listing	28
Item 10.	Additional Information	29
Directors' Conflicts of Interest		30
Borrowing Powers		30
Directors		30
Rights Attached to Shares		31
Alteration of the Rights of Shareholders		31
Shareholders' Meetings		31
U.S. Holder of Common Shares		33
Canadian Federal Income Tax Consequences		34
United States Federal Income Tax Consequences		34

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 12.	Description of Securities Other than Equity Securities	37
Item 13.	Defaults, Dividends Arrearages and Delinquencies	37
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	37
Item 15.	Controls and Procedures	37
Item 16.	[Reserved]	39
Item A	Audit Committee Financial Expert	39
Item B	Code of Ethics	39
Item C	Audit Fees	39

Item 17.	Financial Statements	40
Item 19.	Exhibits	40

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

The following selected consolidated financial data as of December 31, 2020, 2019, 2018, 2017 and 2016 and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been derived from Genoil's audited Consolidated Financial Statements, which are included with this document. The selected financial data for the years ended December 31, 2020, 2019, and 2018, 2017 and 2016 is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Genoil's Consolidated Financial Statements are stated in United States Dollars ("US$" or "$"). All dollar amounts provided in this annual report are in United States Dollars unless otherwise stated.

Selected Consolidated Financial Information

(All amounts in US dollars, except 2016 which is Canadian dollars)

	Years ended December 31
	2020	2019	2018	2017	2016

Revenue	-	-	-	-	-

Income (Loss) from continuing operations

Income (Loss) for the period	(3,822,753)	(3,294,314)	(7,323,820)	(6,720,177)	(1,112,137)

Income (Loss) per share from continuing operations: Basic and diluted	(4,256,284)	(3,632,162)	(7,422,318)	(6,265,070)	(1,986,724)

Income (loss) per share: Basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	0.00

Total assets	(0.01)	(0.01)	(0.01)	(0.01)	0.00

Net assets	199,276	1,720,148	1,663,070	992,876	1,019,374

Share Capital	(6,863,296)	(6,511,239)	(6,167,969)	(6,677,165)	(3,687,065)

Number of Shares Outstanding	596,178,029	547,303,029	532,312,029	503,793,613	465,397,192

Value	50,460,594	49,847,884	49,463,347	47,803,672	61,660,886

Retained earnings (deficit)	(92,507,622)	(88,251,338)	(84,619,176)	(77,196,858)	(88,630,931)

To date, the Corporation has not issued any dividends to shareholders.

Number of Shares Issued

	Years ended December 31
	2019	2018	2017	2016	2015
Shares outstanding	596,178,029	547,303,029	532,312,029	503,793,613	465,397,192
Shares issued	48,875,000	14,991,000	28,518,416	38,396,421	45,721,520

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

Genoil has issued common share purchase warrants, options, price appreciation certificates(PACs) and convertible debt, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.

As of December 31, 2020, the following potentially dilutive instruments were outstanding:

Warrants	130,668,838
Options	57,140,000
PACs	505,400,000
Notes	471,176,400
1,164,385,238
Shares o/s	596,178,029
Pot'l Dil'n	195%

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

Genoil potentially may be subjected to claims that it has infringed the intellectual property rights of others. As the number of products in the oil and gas technology industry increases, the Corporation may become increasingly subject to infringement claims, including patent and copyright infringement claims. In addition, previous employers of its former, current or future employees may assert claims that such employees have improperly disclosed to Genoil the confidential or proprietary information belonging to those employers. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention from its core business, require it to stop selling or delay shipping, or cause the redesign of its product. In addition, Genoil may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

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

On September 5, 2018, the Company announced that Genoil will begin testing of Pemex Heavy Crude Oil upgrading at our demonstration facility in Russia. Our engineers will activate the catalyst and will set up for the test which commenced on September 10, 2018. Genoil will also prepare for a second test.

On November 19, 2018, Genoil announced that the corporation has signed an additional contract to represent the Velikoye oil field on behalf of JSC PetroleumGas "AFB" to investors. Genoil has already begun discussions with several financing sources in Russia as well as a few different interested oilfield services providers all of whom expect major financial sponsorship from China on this project. Genoil is to earn a fee for bringing investment to AFB.

On November 21, 2018, the Company announced that Emile Heskey the former professional footballer from the United Kingdom joined Genoil to lead the company's business development in the Caribbean region. Mr. Heskey will work through Genoil to raise finance for much needed reconstruction of Islands affected by Hurricane Irma and to help the local economies to get back on their feet. He will assist Genoil in the entire Caribbean region to source project opportunities where Genoil and our partner companies can do energy related development and reconstruction work. Emile has a relationship with many people in Antigua including Prime Minister Gaston Browne who has met with the UK Secretary of State about funding reconstruction of their Islands. The Antiguan government had recently considered building a small refinery and Genoil intends to reopen these important discussions.

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

2020

Genoil grew its engineering team with the addition of Senior Vice President of Engineering and Projects, Mr. Slavko Scepanovic, who over his 30 year career has gained valuable experience, project management and finance, raising over a billion dollars for energy projects. He was the deputy director of Optima Group, since 2008. Slavko, an expert in financing projects, worked with Zarubezhneft to create the Optima division raising in excess of a billion dollars for them. He has worked on many oil and gas projects in the Russian Federation as well. He conducted technical feasibility studies to determine conditions of financing and to provide funding for those projects.

John I. Novak has returned as a special advisor to Genoil. John has more than 25 years of technical and senior management experience within satellite communications at GM Hughes Electronics. Mr. Novak served as Chief Business Strategist of Hughes, where he was responsible for identifying and developing new business campaigns. He is regularly advising Genoil’s top management and is an integral part of new business development in Europe. He is responsible for introducing Genoil to Munich Capital Partners who in turn introduced Genoil to two refineries in Germany. The parties are in discussions with Genoil to develop a refining project utilizing the Genoil GHU technology.

Leslie Vanderpool has also joined Genoil’s advisory board. Leslie has extensive contacts in the financial world. She will assist Genoil in introducing Genoil to large funds, assist in business development and public relations. Leslie also knows many bankers, industrialists and oil drillers. She will use many of her contacts to generate interest in Genoil.

JR Owens joined Genoil as Vice President and Chief Operating Officer of Genoil USA focusing on North America. JR is President of Cat Bottoms Fuel FS INC. ‘J.R.’ has more than thirty-four years of oil industry experience as a consultant, global sourcing advisor, loss control specialist, terminal manager and trader.

Viscount (Lord) Torrington joined Genoil as an advisory board member. He graduated as a geologist from Oxford University in 1964 and after ten years in the mining industry, largely in Southern Africa with Anglo American Corporation and Lonrho, he became CEO of the Attock Oil Company (later Anvil Petroleum), subsequently serving as Chairman of Expro North Sea, a major UK-based international service company.
Lord Torrington also served on the House of Lords European Communities Energy Committee, chairing it from 1984 to 1987. He is currently a non-executive Director of Lansdowne Oil & Gas PLC and involved in wildlife charities in Africa. Mr. Torrington’s career has involved technical, administrative and financial roles in the worldwide natural resources industries and contact or negotiation with financial institutions and governments on all continents.

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008).

Beginning on October 1, 2020, the Company agreed to reimburse David Lifschultz and Bruce Abbott for out-of-pocket expenses that they incurred on behalf of the company for occupancy and related costs. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the year ended December 31, 2020, the total amount was $38,459.

During the first quarter of 2020, the Company sold a total of 20,950,000 shares of common stock (and warrants) in private placements for total proceeds of $209,480.

During the first quarter of 2020, the Company issued a total of 3,375,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $69,750.

During the second quarter of 2020, the Company sold a total of 8,550,000 shares of common stock (and warrants) in private placements for total proceeds of $85,490.

During the second quarter of 2020, the Company issued a total of 150,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $1,500.

During the third quarter of 2020, the Company sold a total of 7,950,000 shares of common stock (and warrants) in private placements for total proceeds of $75,500.

During the third quarter of 2020, the Company issued a total of 2,800,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $120,000

During the fourth quarter of 2020, the Company sold a total of 5,100,000 shares of common stock (and warrants) in private placements for total proceeds of $50,990.

Beginning on October 1, 2020, the Company agreed to reimburse David Lifschultz and Bruce Abbott for out-of-pocket expenses that they incurred on behalf of the company for occupancy and related costs. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the year ended December 31, 2020, the total amount was $38,459.

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

Revenues from Product Sales

The majority of Genoil's products continue to be at the commercialization stage and have not recently produced revenues.

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

Intellectual Property Rights

Genoil has been granted 7 US patents (Patent nos. 6,527,960; 7,001,502; 7,014,756; 5,603,825, 7,510,689, 7,704,400, and, 7,754,076), 2 Canadian patents (No. 2,243,142 and 2,306,069). Genoil either owns or licenses the rights to all intellectual properties used in its products.

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

The Corporation was subject to securities regulation in the Canadian jurisdictions in which it was a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, the Company was subject to its rules. The Corporation's shares are now quoted on the Over the Counter (OTC) Markets Quotation System and as such, the Corporation is subject to the OTC listing requirements.

Plan of Operation

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2021 year, and possibly beyond.

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

The Corporation has accumulated losses of $92.5 million to year ended December 31, 2020 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Mexico, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in Mexico, China, the Middle East and Africa, and progress is being made.

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

The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills AB, New York, NY and Dubai UAE.

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
●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2020, Emirates LLC had not yet commenced operations and holds no assets.
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

To December 31, 2020, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

During the first quarter of 2020, the Company sold a total of 20,950,000 shares of common stock (and warrants) in private placements for total proceeds of $209,480.

During the first quarter of 2020, the Company issued a total of 3,375,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $69,750.

During the second quarter of 2020, the Company sold a total of 8,550,000 shares of common stock (and warrants) in private placements for total proceeds of $85,490.

During the second quarter of 2020, the Company issued a total of 150,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $1,500.

During the third quarter of 2020, the Company sold a total of 7,950,000 shares of common stock (and warrants) in private placements for total proceeds of $75,500.

During the third quarter of 2020, the Company issued a total of 2,800,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $120,000

During the fourth quarter of 2020, the Company sold a total of 5,100,000 shares of common stock (and warrants) in private placements for total proceeds of $50,990.

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

F.
Tabular Disclosure of Contractual Obligations.

	Payments due by period
	Total	< 1 year	1 - 3 years	4-5 years	> 5 years
Convertible notes	4,711,764	-	4,711,764	-	-
	4,711,764	-	4,711,764	-	-

G.    Safe Harbour.

Not applicable.

Item 6.
Directors, Senior Management and Employees

A.    Directors and senior management.

At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. LifschultzChairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present	23-Nov-45	25-Feb-02	61,254,101 9.38%
Chairman of the board of directors of Genoil Inc. from 2002 to present.

Bruce S. AbbottDirector and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	6,540,000 1.00%

Bengt Koch Director Morbylanga, Sweden	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	9,434,620 1.44%

HaiMing Lai Director Calgary, Alberta	Professional Engineer (Resigned September 2, 2020)	13-Jan-61	23-Nov-16	Nil

Thomas F. Bugg Calgary, Alberta Director	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.31%

Jose Garcia Torres Director	International Banking	18-Aug-49	20-Apr-20	4,000,000 0.61%
Mexico City, Mexico

Rolando Ramon Director	Business Consultant	16-Jan-17	28-Jan-19	1,750,000 0.27%
Lucas, TX

 (*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2020.

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

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2020.

					Non-equity incentive plan compensation($)
Name andPrincipal Position	Year	Salary($)	Share-based awards($)(1)	Option-based awards($)	Annual incentive plans	Long-term incentive plans	Pension value($)	All Other Compensation($)	Total Compensation ($)

David Lifschultz,	2020	-	1,556,415	-	-	-	-	-	1,556,415
Chairman, Chief Executive Officer and Chief Financial Officer	2019 2018 2017 2016	- - - -	- 3,961,045 2,836,365 713,026	- - - -	- - - -	- - - -	- - - -	- - - -	- 3,961,045 2,836,365 713,026
Bruce Abbott, President and Chief Operating Officer	2020 2019 2018 2017	- - - -	1,197,243 2,430,766 2,260,870 1,209,870	- - - -	- - - -	- - - -	- - - -	- - - -	1,197,243 2,430,766 2,260,870 1,209,870
	2016	-	713,026	155,844	-	-	-	-	868,910

Notes:

(1)
The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2020, 2019, 2018, 2017 and 2016 was estimated on the dates of grant using the Black-Scholes pricing model.

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

Composition of the Board of Directors

As of December 31, 2020, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Bengt Koch, Thomas F. Bugg, and Jose Garcia Torres. Of the Board, Messrs. Koch, Ramon, Torres, Taylor and Bugg are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President.

The definition of "independence" that Genoil uses when determining a director's independence is derived from National Instrument 58-101, published by the Canadian Securities Administrators and adopted in all Canadian jurisdictions.

The Board facilitates its exercise of independent supervision over management by attempting to meet independently from management when warranted, determining what additional information it needs from management and seeking outside advice and support as it considers appropriate. Generally, the Board attempts to ensure that all board committees are composed in the majority by non-management directors with consideration being had to the Corporation's current size and board composition.

Committees of the Board of Directors

There are currently two committees of the Board of Directors. The Audit Committee is comprised of two directors, one of whom is a related party. The Compensation Committee is comprised of all directors. The mandate and activities of each committee are as follows:

Audit Committee - The Audit Committee consists of Bengt Koch and David Lifschultz. The responsibilities of the Audit Committee include:

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

Relevant Education and Experience

The members of the Audit Committee have the following relevant education and experience:

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

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor, which were not adopted by the Board.

Compensation Committee - The Compensation Committee consists of the entire Board.

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

E.    Share ownership.

There were 596,178,029 Common Shares issued and outstanding as of December 31, 2020 (2019 – 547,303,029). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

A.    Major shareholders.

The following table sets forth information as of May 17, 2021, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2020, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 596,178,029   Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	61,254,101	10.27%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B.    Related party transactions.

	December 31 2020	December 31 2019

Due from related parties	$152,719	$1,675,625
Due to related parties	(6,992,486)	(8,171,220)
Net	$(6,839,767)	$(6,495,595)

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

Item 9.
The Offer and Listing

A.    Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

●	the annual high and low market prices for the five most recent full financial years;
●	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
●	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low
Fiscal year ended December 31, 2016	$0.090.09$0.0	0.02
Fiscal year ended December 31, 2017	0.09	0.06
Fiscal year ended December 31, 2018	0.06	0.04
Fiscal year ended December 31, 2019	0.03	0.02
Fiscal year ended December 31, 2020	0.03	0.02

Quarter	High	Low
Fiscal year ended December 31, 2019
First Quarter	0.04	0.02
Second Quarter	0.03	0.02
Third Quarter	0.03	0.02
Fourth Quarter	0.03	0.02
Fiscal year ended December 31, 2020
First Quarter	0.02	0.01
Second Quarter	0.03	0.01
Third Quarter	0.03	0.01
Fourth Quarter	0.02	0.01

Most Recent Six Months	High	Low
November 2020	0.02	0.01
December 2020	0.02	0.01
January 2021	0.02	0.01
February 2021	0.02	0.01
March 2021	0.01	0.01
April 2021	0.01	0.01

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

C.    Material contracts.

Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

2019

On July 3, 2019, the Company signed an advisory fee agreement with Tuimaada-Neft, which is a leading oil and gas company in Russia with an estimated 850 million tons of oil equivalent. This agreement builds from the previous LOI that was signed in the fourth quarter 2017. Genoil will advise and possibly have a significant role in these development projects, which will include EPC (engineering, procurement and construction), equity and debt financing, oil field services, as well as oil field operations and natural gas development.

On October 7, 2019, the Company retained the largest bank in China to bring strategic investors and finance for development of the massive Velikoye oil field in Russia.

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

For the year ended December 31, 2020 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2020 due to the following material weakness:

●
The Company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors and financial consultants in understanding the related accounting and disclosure requirements on these matters. Management corrected any errors prior to the release of the Company's December 31, 2020 consolidated financial statements.

 (c) Changes in internal controls over financial reporting.

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.
 [Reserved]

Not applicable.

Item A
Audit Committee Financial Expert

The board of directors has determined that Bengt Koch qualifies as a financial expert. He is an independent director for this purpose.

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

In US dollars

	2020	2019

Audit Fees	$45,000	$45,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$45,000	$45,000

Audit Fees

Audit fees include fees for professional services rendered in connection with the audit of Genoil's annual financial statements and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. The figure presented for 2019 represents the combined fee for the 2019, 2018 and 2017 fiscal years.

Audit Related Fees

Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of the financial statements.

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

Item F
Change in registrant’s Certifying Accountant

    Not applicable.

PART III

Item 17.
Financial Statements

The Consolidated Financial Statements for years ended December 31, 2020, 2019 and 2018 are attached as Exhibit 15.1.

Item 18.
Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2020, 2019 and 2018 year ends.

Item 19.
Exhibits

(a)
The Consolidated Financial Statements for the years ended December 31, 2020, 2019 and, 2018

(b)
Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of Michael T. Studer CPA P.C

15.1	Audited Consolidated Financial Statements December 31, 2020

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

GENOIL INC.

Dated May 13, 2021.	By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer