Form 20-F
period 2021-12-31
GENOIL INC
filed 2022-05-20
CIK 1261002

OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0288 Expires: October 31, 2022 Estimated average burden hours per response..2629.68

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2021, 2020 and 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from to

Commission file number

Genoil Inc.
(Exact name of Registrant as specified in its charter)

Genoil Inc.

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

One Rockefeller Center

11th Floor

New York, NY 10020

(Address of principal executive offices)

David Lifschultz, Tel 212-688-8868, e-mail –

david@lifschultzorganization.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value quoted on the OTC Markets Quotation System.

(Title of Class)
SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 640,633,029 as of December 31, 2021, 596,178,029 as of December 31, 2020 and 547,303,029 as of December 31, 2019.

Preferred shares: (zero) as of December 31, 2021.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,”accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAPX	☒	International Financial Reporting Standards as issued	☐	Other	☐
by the International Accounting Standards Board

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

A. [Reserved]

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

As of December 31, 2021, the following potentially dilutive instruments were outstanding:

Warrants	150,543,138
Options	57,890,000
PACs	550,400,000
Notes	471,176,400
1,230,009,538
Shares o/s	640,633,029
Pot'l Dil'n	192%

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

Climate Disclosures

It is presently undetermined how climate change may affect Genoil’s business affairs.

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

The address of its head office is

One Rockefeller Center

11th Floor

New York, NY 10020

and its phone number is 212-688-8868.

Recent History

2021

On June 30, 2021, the Company signed an agreement with the Ras Madrakah Petroleum Industry Company and Beijing Petrochemical Engineering Company, a subsidiary of Yanchang Petroleum International Limited to develop a greenfield Genoil Upgrading refinery with a capacity of 200,000 barrels per day in the Port of Duqm in the Sultanate of Oman. Estimated to cost approximately $2.4 billion USD, the project will utilize the Genoil Upgrading Technology “GHU” Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

On August 31, 2021, the Company made a proposal to the Russian Government to build new pipelines to Asia, which would enable all Russian natural gas and oil currently produced and supplied to the EU to be diverted to markets in China. This proposal shields Russia from German and EU threats relating to the Ukraine and sanctions relating to the EU Carbon tax.

On October 27, 2021, the Company signed an agreement with the nephew of King Salman to develop a greenfield Genoil Upgrader with a capacity of 600,000 barrels per day in the Kingdom of Saudi Arabia. This complex will be one of the largest refining or upgrading complexes in the world. Genoil estimates the project to cost approximately $5 billion USD, the project will exclusively be utilizing Genoil’s Upgrading Technology “GHU” Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

During the first quarter of 2021, the Company sold a total of 7,450,000 shares of common stock (and warrants) in private placements for total proceeds of $73,500.

During the first quarter of 2021, the Company issued a total of 1,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $26,000.

During the second quarter of 2021, the Company sold a total of 14,635,000 shares of common stock (and warrants) in private placements for total proceeds of $146,350.

During the third quarter of 2021, the Company sold a total of 11,550,000 shares of common stock (and warrants) in private placements for total proceeds of $115,500.

During the third quarter of 2021, the Company issued a total of 2,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $23,000.

During the fourth quarter of 2021, the Company sold a total of 6,380,000 shares of common stock (and warrants) in private placements for total proceeds of $63,900.

During the fourth quarter of 2021, the Company issued a total of 840,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $8,400.

During the second quarter of 2021, the Company granted a total of 6,560,000 warrants to certain investors as deemed dividends.

During the third quarter of 2021, the Company granted a total of 500,000 warrants to certain investors as deemed dividends.

During the fourth quarter of 2021, the Company granted a total of 1,926,666 warrants to certain investors as deemed dividends.

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

2019

On June 12, 2019, the Company announced that Lic. José E. García Torres, Legal Representative of the company Genoil Inc. and Dr. Fernando Castrejón Vacio, Director of Product Technology of the Instituto Mexicano del Petroleo “IMP”, met to sign a Memorandum of Understanding, which seeks to establish guidelines for cooperation between Genoil and the IMP to jointly team up to develop business opportunities in matters of improvement of heavy and extra-heavy oils in Mexico. The interest of this Memorandum includes the joint search for business opportunity, as well as the development of potential investments in service projects, the scaling of products, provision of technological services, consulting and specialized advice, promotion of investment, specialized training and marketing in everything related to the Processing of Heavy Crude Oil, as well as for the process of Hydrotreating. Also present for the signing ceremony was Dr. Jorge Ancheyta Juárez, Product Manager for the Transformation of Crude of IMP and Genoil engineer Mario Alberto Carreón Rascón.

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

On October 7, 2019, the Company announced that the largest bank in China and the largest bank in the world by total assets, deposits, loans, number of customers and number of employees has been formally retained. They have been working for the past several months to bring strategic investors and finance for development the massive Velikoye oil field in Russia.

On October 10, 2019, the Company announced that Andrey Sergeev is joining Genoil Inc. (the “Company”), through its United States subsidiary, as Chief Geologist. Mr. Sergeev is a highly experienced geologist whose worldwide career has led him to be well-regarded by his peers throughout the industry.

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

Oil/Water Separation

The Genoil Water Treatment Department has increased its significance in the business model of the Corporation. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process.

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

Revenues from Product Sales

The majority of Genoil’s products continue to be at the commercialization stage and have not recently produced revenues.

Expenditures Relating to the Sale of Products

Genoil is primarily involved in the development of its technologies for commercial application. The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills AB, and New York, NY.

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

Sales, Marketing and Distribution

Genoil intends to market its products and license its GHU technology throughout the world’s oil refining and production industry

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

The Corporation was subject to securities regulation in the Canadian jurisdictions in which it was a reporting issuer. As an issuer with securities traded on the TSX Venture Exchange, the Company was subject to its rules. The Corporation’s shares are now quoted on the Over the Counter (OTC) Markets Quotation System and as such, the Corporation is subject to the OTC listing requirements.

Plan of Operation

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2022 year, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements.

Genoil expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $95.4 million to year ended December 31, 2021 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. In the recent past, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Mexico, Canada, Russia and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies.

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

C. Organizational structure.

David Lifschultz has headed Genoil as CEO since 2001. Since working for Genoil, David has not received any cash compensation nor has he sold any Genoil stock. No executives or board members of Genoil receive any cash compensation. They receive only shares and options or Price Appreciation Certificates.

The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills AB and New York, NY.

The company seeks to work through commission agents who will receive compensation only when revenues are generated.

Some consultants and agents generally act as representatives on Genoil’s behalf with respect to commercial opportunities in their respective cities and countries. The Corporation intends to rely upon the services of these representatives and to remunerate them by means of sales commissions and incentive stock options.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2021, Emirates LLC had not yet commenced operations and holds no assets.

•

Two Hills Environmental Inc. incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

D. Property, plant and equipment.

Human Resources and Facilities

The Company has been building its internal capabilities. Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at –Two Hills, Alberta and New York, NY. The Company seeks to work through commission agents who will receive compensation when revenues are generated. Management has been aggressive in attracting talented individuals who are very experienced, knowledgeable and will assist Genoil in realizing its objectives in different markets.

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

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented revenues, costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this document. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Corporation include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

Genoil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Operating results

Overview

Genoil’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and are presented in US dollars unless otherwise indicated.

Genoil is actively involved in the marketing, development and commercial applications of its proprietary technologies.

To December 31, 2021, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

No recent acquisitions.

B. Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2022 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

During the first quarter of 2021, the Company sold a total of 7,450,000 shares of common stock (and warrants) in private placements for total proceeds of $73,500.

During the first quarter of 2021, the Company issued a total of 1,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $26,000.

During the second quarter of 2021, the Company sold a total of 14,635,000 shares of common stock (and warrants) in private placements for total proceeds of $146,350.

During the third quarter of 2021, the Company sold a total of 11,550,000 shares of common stock (and warrants) in private placements for total proceeds of $115,500.

During the third quarter of 2021, the Company issued a total of 2,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $23,000.

During the fourth quarter of 2021, the Company sold a total of 6,380,000 shares of common stock (and warrants) in private placements for total proceeds of $63,900.

During the fourth quarter of 2021, the Company issued a total of 840,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $8,400.

During the second quarter of 2021, the Company granted a total of 6,560,000 warrants to certain investors as deemed dividends.

During the third quarter of 2021, the Company granted a total of 500,000 warrants to certain investors as deemed dividends.

During the fourth quarter of 2021, the Company granted a total of 1,926,666 warrants to certain investors as deemed dividends.

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

E. Critical Accounting Estimates.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

G. Safe Harbour.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

At year end, the following were directors and officers of Genoil, their residence, their principal occupations within the past five years, and the periods during which each has served in such capacity.

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present	23-Nov-45	25-Feb-02	61,254,101 9.56%
Chairman of the board of directors of Genoil Inc. from 2002 to present.
Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	6,540,000 1.02%
Bengt Koch Director Morbylanga, Sweden	Partner of Merchant Venture Investments	29-Oct-37	10-Oct-03	9,434,620 1.47%
Thomas F. Bugg Calgary, Alberta	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.31%
Jose Garcia Torres Director	International Banking	18-Aug-49	20-Apr-20	4,000,000 0.62%
Mexico City, Mexico
Rolando Ramon Director	Business Consultant	16-Jan-17	28-Jan-19	1,750,000 0.27%
Lucas, TX

(*) The “Numbers of Securities Controlled” are comprised by common shares as of the most recent date, and options, warrants and convertible notes exercisable/convertible within 60 days from December 31, 2020.

B. Compensation.

Share-Based Awards

An important part of the Corporation’s current compensation program is the granting of share-based awards to the Named Executive Officers (NEOs). These share-based awards have been granted in replacement, or in lieu, of options to purchase Common Shares pursuant to the Corporation’s Option Plan. The granting of such awards is approved by the Board upon recommendation from the Compensation Committee. The Board considers previous grants when considering new grants.

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

Due to financial constraints, neither of the NEOs has ever received any cash compensation. Historically, the Corporation granted the NEOs option-based awards which were to be renewed upon expiration. The share-based awards granted to Messrs. Lifschultz and Abbott were granted: (i) as current compensation in lieu of options; or (ii) in certain instances, in replacement of expired options granted as compensation for previous years. The outstanding share-based awards represent 19 years of compensation to Messrs. Lifschultz and Abbott, the latter of whom was Mr. Lifschultz’s aide before becoming an officer and director of the Corporation. Accordingly, their endeavors for the Corporation are to be rewarded only if the Corporation is successful and that success is reflected in the trading value of the Common Shares, thereby aligning management and Shareholder objectives.

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2021.

 .

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz,	2021	-	299,892	-	-	-	-	-	299,892
Chairman, Chief Executive Officer and Chief Financial Officer	2020 2019 2018 2017	- - - -	1,556,415 - 3,961,045 2,836,365	- - - -	- - - -	- - -	- - - -	- - - -	1,556,415 - 3,961,045 2,836,365
Bruce Abbott, President and Chief Operating Officer	2021 2020 2019 2018	- - - -	299,892 1,197,243 2,430,766 2,260,870	- - - -	- - - -	- - - -	- - - -	- - - -	299,892 1,197,243 2,430,766 2,260,870
	2017	-	1,209,870	-	-	-	-	-	1,209,870

Notes:

(1)

The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2021, 2020, 2019, 2018 and 2017 was estimated on the dates of grant using the Black-Scholes pricing model.

C. Board practices.

Directors are elected annually to the Board of Directors (the “Board”) at the Corporation’s Annual General Meeting. Directors may also, between Annual General Meetings, appoint one or more additional Directors, provided such number of additional directors does not exceed 1/3 of the existing number, to serve until the next Annual General Meeting. No Director has a service contract with Genoil providing for benefits upon termination of employment.

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

Composition of the Board of Directors

As of December 31, 2021, Genoil’s Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Bengt Koch, Thomas F. Bugg, and Jose Garcia Torres. Of the Board, Messrs. Koch, Ramon, Torres, Taylor and Bugg are “independent”. Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President.

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

Relevant Education and Experience

The members of the Audit Committee have the following relevant education and experience:

David K. Lifschultz -

Mr. Lifschultz is the former CEO of Lifschultz Industries which was publicly traded on the NASDAQ Exchange. He had extensive experience on the Lifschultz Industries audit committee. He is presently CEO of the Corporation.

Mr. Lifschultz has experience in finance and supervising the Treasury Department of three public companies: the Corporation, Lifschultz Industries, and Trans-Air Freight System.

Mr. Lifschultz’s educational experience includes working in the Treasury Department of Arrow-Lifschultz Freight Forwarders working in and supervising the accounting, bookkeeping and all other Treasury functions.

Bengt Koch

Mr. Koch is the former Executive Chairman of Atlantic Container Lines, a leading Swedish container ship line.  Part of his responsibilities included overseeing the finance, accounting and treasury functions of the Company.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor, which were not adopted by the Board.

Compensation Committee - The Compensation Committee consists of the entire Board.

The Compensation Committee assists the Board in carrying out its oversight responsibility with respect to corporate governance and compensation matters, including making recommendations to the Corporation’s Board in respect of compensation issues relating to directors, management and employees of the Corporation. The Board has approved and adopted a formal charter for the Compensation Committee. The Compensation Committee’s primary duties and responsibilities include, but are not limited to, the following:

-	reviewing the organization’s structure;

-	management’s succession plans for executive management;

-	developing compensation philosophies and principles; and

-	reviewing and reporting to the Board its recommendations and determinations of appropriate compensation for the Corporation’s executive officers.

Decisions Requiring the Prior Approval of the Board of Directors

Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

The Company has been building its internal capabilities.

Genoil utilizes independent contractors to provide engineering and other services for projects as needed. The operational sites are at – Two Hills, Alberta and New York, NY.

The Company seeks to work through commission agents who will receive compensation when revenues are generated.

Genoil has no labour unions and no temporary staff.

E. Share ownership.

There were 640,633,029 Common Shares issued and outstanding as of December 31, 2021 (2020 – 596,178,029). Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. (A) Directors and Senior Management” and in “Item 6. (B) Compensation.”

Genoil has established a stock option plan with the objective of advancing its interests by encouraging and enabling the acquisition of a share interests by its directors, officers, employees and consultants, in accordance with the policies and rules of the applicable regulatory authorities. The full text of Genoil’s stock option plan is attached as an Exhibit to the Form 20-F for 2006

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information as of May 17, 2022, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2021, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 640,633,029 Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	61,254,101	9.56%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2021	December 31 2020

Due from related parties	$220,336	$152,719
Accrued interest payable to related parties	(3,911,705)	(2,964,160)
Convertible notes	(4,711,764)	(4,711,764)
Due to related parties	(46,875)	(64,719)
Net	$(8,450,008)	$(7,587,924)

Transactions with Affiliates, Directors or Officers

Genoil’s approach for transactions with affiliates is that they must be on terms no less favourable to the Corporation than could be obtained from unaffiliated third parties.

In the case of transactions involving a director, any of the Corporation’s directors who, in any way, whether directly or indirectly, have an interest in a proposed contract or transaction with it, must disclose the nature and extent of his interest to the Corporation’s Board and abstain from voting on the approval of the proposed contract or transaction. If he or she fails to do so, he or she must account to the Corporation for any profit made as a consequence of entering into the contract or transaction, unless the contract was fair and reasonable to the Corporation at the time it was entered into, and after full disclosure of the nature and extent of his or her interest, it is approved by the Corporation’s shareholders by way of a resolution passed by a majority of not less than two-thirds of the votes cast at a duly convened shareholders’ meeting. In addition, any of the Corporation’s directors and officers who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as a director or officer, must disclose that fact and the nature and extent of the conflict. In the case of a director, the disclosure must be made at a Board meeting.

In the case of transactions involving an officer, the disclosure must be made in writing to the Corporation’s Chairman at a Board meeting.

C. Interests of experts and counsel.

Not required as this is an annual report under the Exchange Act.

 Item 8. Financial Information

A. Consolidated statements and other financial information.

Please see “Item 3 Financial Statements” and Exhibit 19(a) for a list of the financial statements filed as part of this annual report statement.

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

B. Significant changes.

At the annual and special meeting of the shareholders of Genoil held on November 14, 2016, a special resolution was passed authorizing the continuance of the Corporation from a corporation existing under the laws of Canada to a corporation existing under the laws of the Country of Curaçao. On May 29, 2019 the Company finally received a letter of satisfaction from Corporations Canada approving Genoil’s move to Curacao. However, no such move has been implemented to date.

 Item 9. The Offer and Listing

A. Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low

Fiscal year ended December 31, 2021	0.02	0.01
Fiscal year ended December 31, 2020	0.03	0.02
Fiscal year ended December 31, 2019	0.03	0.02
Fiscal year ended December 31, 2018	0.06	0.04
Fiscal year ended December 31, 2017	0.09	0.06

Quarter	High	Low

Fiscal year ended December 31, 2021
First Quarter	0.02	0.01
Second Quarter	0.01	0.01
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00
Fiscal year ended December 31, 2020
First Quarter	0.02	0.01
Second Quarter	0.03	0.01
Third Quarter	0.03	0.01
Fourth Quarter	0.02	0.01

Most Recent Six Months	High	Low
November 2020	0.00	0.00
December 2020	0.00	0.00
January 2021	0.00	0.00
February 2021	0.00	0.00
March 2021	0.00	0.00
April 2021	0.00	0.00

B. Plan of distribution.

Not required as this is an annual report under the Exchange Act.

C. Markets.

The issued and outstanding Common Shares are listed and posted for trading on the OTC Bulletin Board under the symbol “GNOLF”. The Corporation’s Common Shares are registered shares.

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

Genoil’s Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting notwithstanding that there ceases to be a quorum present throughout the meeting. A quorum is shareholders entitled to vote or proxy holders representing more than 10% of Genoil’s outstanding shares entitled to vote at the meeting.

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

C. Material contracts.

Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

On June 30, 2021, the Company signed an agreement with the Ras Madrakah Petroleum Industry Company and Beijing Petrochemical Engineering Company, a subsidiary of Yanchang Petroleum International Limited to develop a greenfield Genoil Upgrading refinery with a capacity of 200,000 barrels per day in the Port of Duqm in the Sultanate of Oman. Estimated to cost approximately $2.4 billion USD, the project will utilize the Genoil Upgrading Technology “GHU” Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

On October 27, 2021, the Company signed an agreement with the nephew of King Salman to develop a greenfield Genoil Upgrader with a capacity of 600,000 barrels per day in the Kingdom of Saudi Arabia. This complex will be one of the largest refining or upgrading complexes in the world. Genoil estimates the project to cost approximately $5 billion USD, the project will exclusively be utilizing Genoil’s Upgrading Technology “GHU” Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

D. Exchange controls.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Taxation”.

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

•	for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”) are U.S. persons;

•	deal at arm’s length with Genoil for purposes of the ITA;

•	will hold the Common Shares as capital property for purposes of the ITA;

•	will hold the Common Shares as capital assets for purposes of the Code;

•	do not and will not hold the Common Shares in carrying on a business in Canada;

•	will not perform independent personal services from a fixed base situated in Canada; and

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

H. Documents on display.

No longer required

I. Subsidiary information.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2021, Emirates LLC had not yet commenced operations and holds no assets.
•	Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

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

For the year ended December 31, 2021 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

(b) Management’s annual report on internal control over financial reporting.

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

The Company’s internal controls over financial reporting includes those policies and procedures that

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

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2021 due to the following material weakness:

•	The Company’s staff does not have sufficient technical accounting knowledge relating to accounting for income taxes, complex financial instruments and US GAAP and relied on the assistance of its auditors and financial consultants in understanding the related accounting and disclosure requirements on these matters.

(c) Changes in internal controls over financial reporting.

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

 Item 16. [Reserved]

Not applicable.

 A. Audit Committee Financial Expert

The Board of Directors has determined that Bengt Koch qualifies as a financial expert. He is an independent director for this purpose.

 B. Code of Ethics

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

 C. Audit Fees

Michael T. Studer CPA P.C. has served as the Corporation’s auditors from 2020 onward. The following table summarizes the aggregate fees for professional audit services and other services rendered by that firm in the past two years.

In US dollars

	2021	2020

Audit Fees	$30,000	$45,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$30,000	$45,000

Audit Fees

Audit fees include fees for professional services rendered in connection with the audit of Genoil’s annual financial statements and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. The figure for 2020 includes amounts relating to 2020 and previous fiscal years.

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

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in registrant’s Certifying Accountant

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

PART III

Financial Statements

The Consolidated Financial Statements for years ended December 31, 2021, 2020 and 2019 are attached as Exhibit 15.1.

Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2021, 2020 and 2019 year ends.

Exhibits

(a)	The Consolidated Financial Statements for the years ended December 31, 2021, 2020 and, 2019

(b)	Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of Michael T. Studer CPA P.C.

15.1	Audited Consolidated Financial Statements December 31, 2021

* These exhibits were filed with Genoil’s 2003 Form 20‑F.

** This exhibit was filed with Genoil’s 2004 Form 20-F.

*** These exhibits were filed with Genoil’s 2005 Form 20‑F.

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

Dated May 17, 2022.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

