Form 20-F/A
period 2021-12-31
GENOIL INC
filed 2023-04-24
CIK 1261002

OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0288 Expires: October 31, 2022 Estimated average burden hours per response..2629.68

FORM 20-F/A

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2021	December 31 2020

Due from related parties	$220,336	$152,719
Accrued interest payable to related parties	(4,095475)	(2,964,160)
Convertible notes	(4,933,122)	(4,711,764)
Due to related parties	(46,875)	(64,719)
Net	$(8,450,008)	$(7,587,924)

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

