Form 20-F/A
period 2021-12-31
GENOIL INC
filed 2023-04-26
CIK 1261002

OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0288 Expires: October 31, 2022 Estimated average burden hours per response..2629.68

AMENDMENT NO. 1 TO FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes      ☐ No

EXPLANATORY NOTE

Genoil, Inc. (the Company) is filing this Amendment No. 1 on Form 20-F (“Amendment”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2021 originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 20, 2022  (the “Original Filing”)

As now discussed in Note 12 to the consolidated financial statements in the Amendment, the Company has restated its consolidated financial statements at December 31, 2021 and for the year then ended in order to correct the recording of interest expense.

This Amendment amends and restates only Item 7 (Major Shareholders and Related Party Transactions) and Exhibit 15.1 (Consolidated Financial Statements for the years ended December 31, 2021, December 31, 2020, and December 31, 2019). No other information in the Original Filing is amended hereby. This Amendment speaks as of the Original Filing and does not reflect any events that may have occurred subsequent to the Original Filing date. This Amendment should be read in conjunction with the Original Filing. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, as a result of this Amendment, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, filed and furnished, respectively, as exhibits to the Original Filing have been re-executed and re-filed as of the date of this Amendment and are included as exhibits hereto.

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2021	December 31 2020

Due from related parties	$220,336	$152,719
Accrued interest payable to related parties	(4,095,475)	(2,964,160)
Convertible notes	(4,933,122)	(4,711,764)
Due to related parties	(46,875)	(64,719)
Net	$(8,855,136)	$(7,587,924)

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

