Form 20-F
period 2022-12-31
GENOIL INC
filed 2023-05-02
CIK 1261002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288
Expires: Dec. 31, 2025
Estimated average burden
hours per response..2628.16

 FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2022, 2021 and 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________________

For the transition period from                                                             to

Commission file number

 

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

_______________________________________

(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 _______________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

_______________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:  696,013,029 as of December 31, 2022, 640,633,029 as of December 31, 2021 and 596,178,029 as of December 31, 2020.

Preferred shares: (zero) as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☐ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

A.[Reserved]

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

As of December 31, 2022, the following potentially dilutive instruments were outstanding:

Warrants	174,691,174
Options	49,200,000
PACs	589,400,000
Notes	532,792,000
1,346,083,174
Shares o/s	696,013,029
Pot'l Dil'n	193%

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

The address of its head office is

One Rockefeller Center

11th Floor

New York, NY 10020

and its phone number is 212-688-8868.

Recent History

2022

During the first quarter of 2022, the Company sold a total of 11,630,000 shares of common stock (and warrants) in private placements for total proceeds of $116,300.

During the first quarter of 2022, the Company issued 105,000,000 Price Appreciation Certificates, which were composed of 60,000,000 new PACs and 45,000,000 expiration replacement PACs to senior officers of the Company.

During the first quarter of 2022, the Company issued 9,500,000   five year Stock Options at $0.01 per share, which vested immediately, to Directors of the Company.

During the first quarter of 2022, the Company issued a total of 1,120,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $11,200.

During the first quarter of 2022, the Company granted a total of 60,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $780 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices of $0.01 per share, (2) exercise prices of $0.025 per share, (3) expected volatility of 368.5%, (4) expected term of 5 years, (5) risk-free interest rate of 1.62%, and (6) dividend rate of 0%.

On May 10, 2022, Genoil announced that it had completed the bankable feasibility study for the planned refinery in Oman. The company is proceeding to finalize the project. Ras Madrakah owns the only private refinery license ever granted by the Government of Oman and the project has received strong local support. Eight hundred hectares of land has been reserved for the project. Government gas supply is in place, there are three crude feedstock agreements in place for up to 200,000 barrels per day and three refined product offtake contracts have been secured as well. Eight square kilometers of land has been secured in the Special Economic Zone Authority of Duqm (SEZAD). The local licenses allow for export and import of products, sea and coastal oil and gas water transport and construction of petrochemical complexes. The local licenses have no limitation on project capacity and will allow for expansion in the future.

During the second quarter of 2022, the Company sold a total of 13,030,000 shares of common stock (and warrants) in private placements for total proceeds of $130,300.

During the second quarter of 2022, the Company issued a total of 6,120,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $61,200.

During the third quarter of 2022, the Company sold a total of 16,830,000 shares of common stock (and warrants) in private placements for total proceeds of $168,300.

During the third quarter of 2022, the Company issued a total of 2,500,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $25,000.

For Personal reasons, on October 27, 2022, Bengt Koch resigned as a Director of the Company.

During the fourth quarter of 2022, the Company sold a total of 4,150,000 shares of common stock (and warrants) in private placements for total proceeds of $41,500.

Effective December 31, 2022, as a result of the inflation protection provision, the principal balances of Convertible Notes were increased 8.003% or a total of $394,798 (from $4,933,122 to $5,327,920) and the accrued interest balances were increased 8.003% or a total of $417,071 (from $5,211,424 to $5,628,495).

2021

On June 30, 2021, the Company signed an agreement with the Ras Madrakah Petroleum Industry Company and Beijing Petrochemical Engineering Company, a subsidiary of Yanchang Petroleum International Limited to develop a greenfield Genoil Upgrading refinery with a capacity of 200,000 barrels per day in the Port of Duqm in the Sultanate of Oman. Estimated to cost approximately $2.4 billion USD, the project will utilize the Genoil Upgrading Technology "GHU" Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

On August 31, 2021, the Company made a proposal to the Russian Government to build new pipelines to Asia, which would enable all Russian natural gas and oil currently produced and supplied to the EU to be diverted to markets in China. This proposal shields Russia from German and EU threats relating to the Ukraine and sanctions relating to the EU Carbon tax.

On October 27, 2021, the Company signed an agreement with the nephew of King Salman to develop a greenfield Genoil Upgrader with a capacity of 600,000 barrels per day in the Kingdom of Saudi Arabia. This complex will be one of the largest refining or upgrading complexes in the world. Genoil estimates the project to cost approximately $5 billion USD, the project will exclusively be utilizing Genoil's Upgrading Technology "GHU" Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

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

Plan of Operation

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2023 year, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements.

Genoil expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $99.3 million to year ended December 31, 2022 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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
•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2022, Emirates LLC had not yet commenced operations and holds no assets.

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

Item 4A.Unresolved Staff Comments

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

To December 31, 2022, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

No recent acquisitions.

B. Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2023 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

During the first quarter of 2022, the Company sold a total of 11,630,000 shares of common stock (and warrants) in private placements for total proceeds of $116,300.

During the first quarter of 2022, the Company issued a total of 1,120,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $11,200.

During the second quarter of 2022, the Company sold a total of 13,030,000 shares of common stock (and warrants) in private placements for total proceeds of $130,300.

During the second quarter of 2022, the Company issued a total of 6,120,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $61,200.

During the third quarter of 2022, the Company sold a total of 16,830,000 shares of common stock (and warrants) in private placements for total proceeds of $168,300.

During the third quarter of 2022, the Company issued a total of 2,500,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $25,000.

During the fourth quarter of 2022, the Company sold a total of 4,150,000 shares of common stock (and warrants) in private placements for total proceeds of $41,500.

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

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present	23-Nov-45	25-Feb-02	61,254,101 8.80%
Chairman of the board of directors of Genoil Inc. from 2002 to present.
Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	6,540,000 0.94%
Thomas F. Bugg Director Calgary, Alberta	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.29%
Jose Garcia Torres Director	International Banking	18-Aug-49	20-Apr-20	4,000,000 0.57%
Mexico City, Mexico
Rolando Ramon Director	Business Consultant	16-Jan-17	28-Jan-19	1,750,000 0.25%
Lucas, TX

 (*) The “Numbers of Securities Controlled” are comprised of common shares as of December 31, 2022.

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

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2022.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz,	2022	-	524,982	-	-	-	-	-	524,982
Chairman, Chief Executive Officer and Chief Financial Officer	2021 2020 2019 2018	- - - -	299,892 1,556,415 - 3,961,045	- - - -	- - - -	- - -	- - - -	- - - -	299,892 1,556,415 - 3,961,045
Bruce Abbott, President and Chief Operating Officer	2022 2021 2020 2019	- - - -	524,982 299,892 1,197,243 2,430,766	- - - -	- - - -	- - - -	- - - -	- - - -	524,982 299,892 1,197,243 2,430,766
	2018	-	2,260,870	-	-	-	-	-	2,260,870

Notes:

(1)

The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2022, 2021, 2020, 2019 and 2018 was estimated on the dates of grant using the Black-Scholes pricing model.

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

Composition of the Board of Directors

As of December 31, 2022, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Thomas F. Bugg, and Jose Garcia Torres.  Of the Board, Messrs. Ramon, Torres, Taylor and Bugg are "independent".  Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation.  Bruce Abbott is not considered to be independent as he is the President.

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

Audit Committee - The Audit Committee consists of Thomas F. Bugg and David Lifschultz.  The responsibilities of the Audit Committee include:

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

Thomas F. Bugg	Mr. Bugg is the former President of Beau Canada Exploration Ltd. Part of his responsibilities included overseeing the finance, accounting and treasury functions of the Company.

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

Compensation Committee - The Compensation Committee consists of the entire Board.

The Compensation Committee assists the Board in carrying out its oversight responsibility with respect to corporate governance and compensation matters, including making recommendations to the Corporation's Board in respect of compensation issues relating to directors, management and employees of the Corporation. The Board has approved and adopted a formal charter for the Compensation Committee. The Compensation Committee's primary duties and responsibilities include, but are not limited to, the following:

-	reviewing the organization's structure;

-	management's succession plans for executive management;

-	developing compensation philosophies and principles; and

-	reviewing and reporting to the Board its recommendations and determinations of appropriate compensation for the Corporation's executive officers.

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

E. Share ownership.

There were 696,013,029 Common Shares issued and outstanding as of December 31, 2022 (2021 – 640,633,029). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

A. Major shareholders.

The following table sets forth information as of April 30, 2023, with respect to each person known to the Corporation to own more than 5% of its Common Shares.  As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2022, through the exercise of any option or warrant.  Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.  The amounts and percentages are based upon 696,013,029  Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	61,254,101	8.80%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2022	December 31 2021

Due from related parties	$273,248	$220,336
Accrued interest payable to related parties	(5,628,495)	(4,095,475)
Convertible notes	(5,327,920)	(4,933,122)
Due to related parties	(46,875)	(46,875)
Net	$(10,730,042)	$(8,855,136)

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

Item 9. The Offer and Listing

A. Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low

Fiscal year ended December 31, 2022	0.01	0.00
Fiscal year ended December 31, 2021	0.02	0.01
Fiscal year ended December 31, 2020	0.03	0.02
Fiscal year ended December 31, 2019	0.03	0.02
Fiscal year ended December 31, 2018	0.06	0.04

Quarter	High	Low

Fiscal year ended December 31, 2022
First Quarter	0.01	0.00
Second Quarter	0.01	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00
Fiscal year ended December 31, 2021
First Quarter	0.02	0.01
Second Quarter	0.01	0.01
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

Most Recent Six Months	High	Low
November 2022	0.00	0.00
December 2022	0.01	0.00
January 2023	0.00	0.00
February 2023	0.00	0.00
March 2023	0.00	0.00
April 2023	0.00	0.00

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

C. Material contracts.

Genoil has entered into the following material contracts in the ordinary course of business for the two years preceding this registration statement:

On June 30, 2021, the Company signed an agreement with the Ras Madrakah Petroleum Industry Company and Beijing Petrochemical Engineering Company, a subsidiary of Yanchang Petroleum International Limited to develop a greenfield Genoil Upgrading refinery with a capacity of 200,000 barrels per day in the Port of Duqm in the Sultanate of Oman. Estimated to cost approximately $2.4 billion USD, the project will utilize the Genoil Upgrading Technology "GHU" Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

On October 27, 2021, the Company signed an agreement with the nephew of King Salman to develop a greenfield Genoil Upgrader with a capacity of 600,000 barrels per day in the Kingdom of Saudi Arabia. This complex will be one of the largest refining or upgrading complexes in the world. Genoil estimates the project to cost approximately $5 billion USD, the project will exclusively be utilizing Genoil's Upgrading Technology "GHU" Process. Genoil will license its proprietary technology, process design package, training, and advisory services, as well as proprietary catalyst and equipment supply.

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
•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2022, Emirates LLC had not yet commenced operations and holds no assets.

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

For the year ended December 31, 2022 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2022 due to the following material weakness:

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

Item 16. [Reserved]

Not applicable.

A. Audit Committee Financial Expert

The Board of Directors has determined that Thomas F. Bugg qualifies as a financial expert. He is an independent director for this purpose.

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

In US dollars

	2022	2021

Audit Fees	$30,000	$30,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$30,000	$30,000

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

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

PART III

Financial Statements

The Consolidated Financial Statements for years ended December 31, 2022, 2021and 2020 are attached as Exhibit 15.1.

Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2022, 2021 and 2020 year ends.

Exhibits

(a) The Consolidated Financial Statements for the years ended December 31, 2021, 2020 and, 2019

(b) Exhibits

Exhibit Number	Description

1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of Michael T. Studer CPA P.C.

15.1	.Audited Consolidated Financial Statements December 31, 2022

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

Dated April 30, 2023.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

