Form 20-F
period 2023-12-31
GENOIL INC
filed 2024-05-16
CIK 1261002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F	OMB APPROVAL
OMB Number: 3235-0288
Expires: Dec. 31, 2025
Estimated average burden hours
per response..2628.16

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2023, 2022 and 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________ For the transition period from __________ to __________ Commission file number ____________

Genoil Inc.
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

 ________________________

(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 1,913,137,429 as of December 31, 2023, 696,013,029 as of December 31, 2022 and 640,633,029 as of December 31, 2021.

Preferred shares: (zero) as of December 31, 2023.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes     ☐ No

Indicate by check mark, if securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes     ☐ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes     ☒ No

PART I

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

Genoil has issued common share purchase warrants, options, price appreciation certificates (PACs) and convertible debt, the conversion and/or exercise of which would have a dilutive effect on its earnings per share.

As of December 31, 2023, the following potentially dilutive instruments were outstanding:

Warrants	222,395,667
Options	84,916,000
PACs	689,400,000
Notes	208,232
996,919,899
Shares o/s	1,913,137,429
Pot'l Dil'n	52%

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

The address of its head office is

One Rockefeller Center

11th Floor

New York, NY 10020

and its phone number is 212-688-8868.

Recent History

2023

The Company has restated the consolidated Financial Statements at December 31, 2022 and December 31, 2021 and for the years then ended (which were included in the Company’s December 31, 2022 Form 20-F filed with the SEC on May 2, 2023) in order to correct the amount of operating expenses previously recorded from January 1, 2021 to December 31, 2022.

Periodically the Company transfers money to Lifschultz Enterprise Company LLC (“LEC”), an affiliated entity controlled by David Lifschultz (Genoil chief financial officer). Some of the transfers are loans to LEC and some of the transfers are Genoil reimbursements of Genoil expenses paid by LEC. As previously reported, the Company erroneously reported all transfers in 2021 and 2022 as loans to LEC. As restated, the Company has reclassified these transfers which were Genoil reimbursements of Genoil expenses paid by LEC ($104,494 in 2021 and $66,636 in 2022).

During the first quarter of 2023, the Company sold a total of 11,800,000 shares of common stock (and warrants) in private placements for total proceeds of $118,000.

During the first quarter of 2023, the Company issued a total of 1,200,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $12,000.

During the second quarter of 2023, the Company sold a total of 12,520,000 shares of common stock (and warrants) in private placements for total proceeds of $125,200.

During the second quarter of 2023, the Company issued a total of 2,450,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $24,500.

During the third quarter of 2023, the Company sold a total of 12,960,000 shares of common stock (and warrants) in private placements for total proceeds of $129,600.

During the third quarter of 2023, the Company issued a total of 4,305,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $43,050.

During the fourth quarter of 2023, the Company sold a total of 27,850,000 shares of common stock (and warrants) in private placements for total proceeds of $ 278,500.

During the fourth quarter of 2023, the Company issued a total of 3,200,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $32,000.

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

The Corporation has accumulated losses of $104.3 million to year ended December 31, 2023 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

To December 31, 2023, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

No recent acquisitions.

B. Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2024 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

From January 1, 2024 to May 9, 2024, the Company sold a total of 22,530,000 shares of common stock (and warrants) in private placements for proceeds of $225,300.

During the first quarter of 2023, the Company sold a total of 11,800,000 shares of common stock (and warrants) in private placements for total proceeds of $118,000.

During the first quarter of 2023, the Company issued a total of 1,200,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $12,000.

During the second quarter of 2023, the Company sold a total of 12,520,000 shares of common stock (and warrants) in private placements for total proceeds of $125,200.

During the second quarter of 2023, the Company issued a total of 2,450,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $24,500.

During the third quarter of 2023, the Company sold a total of 12,960,000 shares of common stock (and warrants) in private placements for total proceeds of $129,600.

During the third quarter of 2023, the Company issued a total of 4,305,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $43,050.

During the fourth quarter of 2023, the Company sold a total of 27,850,000 shares of common stock (and warrants) in private placements for total proceeds of $ 278,500.

During the fourth quarter of 2023, the Company issued a total of 3,200,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $32,000.

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

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present Chairman of the board of directors of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	757,606,362 39.60%

Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	446,742,210 23.35%

Thomas F. Bugg Director Calgary, Alberta	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.10%

Jose Garcia Torres Director Mexico City, Mexico	International Banking	18-Aug-49	20-Apr-20	4,100,000 0.21%

Rolando Ramon Director Lucas, TX	Business Consultant	16-Jan-17	28-Jan-19	750,000 0.04%

Marco Quintela Director Spruce Grove, Alberta	Facility Operator	19-May-78	07-12-23	Nil

(*) The “Numbers of Securities Controlled” are comprised of common shares as of December 31, 2023.

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

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2023.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz, Chairman, Chief Executive Officer	2023 2022	- -	1,276,980 524,982	- -	- -	- -	- -	- -	1,276,980 524,982
and Chief Financial Officer	2021 2020 2019	- - -	299,892 1,556,415 -	- - -	- - -	- - -	- - -	- - -	299,892 1,556,415 -
Bruce Abbott, President and Chief Operating Officer	2023 2022 2021 2020 2019	- - - - -	1,349,979 524,982 299,892 1,197,243 2,430,766	- - - - -	- - - - -	- - - - -	- - - - -	- - - - -	1,349,979 524,982 299,892 1,197,243 2,430,766

Notes:

(1) The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2023, 2022, 2021, 2020 and 2019 was estimated on the dates of grant using the Black-Scholes pricing model.

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

Composition of the Board of Directors

As of December 31, 2023, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Thomas F. Bugg, Marco Quintela and Jose Garcia Torres. Of the Board, Messrs. Ramon, Torres, Taylor. Quintela and Bugg are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President.

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

E. Share ownership.

There were 1,913,137,429 Common Shares issued and outstanding as of December 31, 2023 (2022 – 696,013,029). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

A. Major shareholders.

The following table sets forth information as of April 30, 2024, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2023, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 1,913,137,429 Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	757,606,362	39.60%
Common Shares	Bruce Abbott	446,742,210	23.35%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2023	December 31 2022 (restated)

Due from related parties	$102,330	$102,118
Accrued interest payable to related parties	(10,406)	(5,628,495)
Convertible notes	(208,232)	(5,327,920)
Due to related parties	(46,875)	(46,875)
Net	$(69,433)	$(10,730,042)

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

Item 9. The Offer and Listing

A. Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;
•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and
•	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low

Fiscal year ended December 31, 2023	0.00	0.00
Fiscal year ended December 31, 2022	0.01	0.00
Fiscal year ended December 31, 2021	0.02	0.01
Fiscal year ended December 31, 2020	0.03	0.02
Fiscal year ended December 31, 2019	0.03	0.02

Quarter	High	Low

Fiscal year ended December 31, 2023
First Quarter	0.00	0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

Fiscal year ended December 31, 2022
First Quarter	0.01	0.00
Second Quarter	0.01	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

Most Recent Six Months	High	Low
November 2023	0.00	0.00
December 2023	0.00	0.00
January 2024	0.00	0.00
February 2024	0.00	0.00
March 2024	0.00	0.00
April 2024	0.00	0.00

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

•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2023, Emirates LLC had not yet commenced operations and holds no assets.

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

For the year ended December 31, 2023 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2023 due to the following material weakness:

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

In US dollars

	2023	2022

Audit Fees	$30,000	$30,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$30,000	$30,000

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

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

J. Insider Trading Policies

The registrant has not formally adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, due to the intimate composition of the Company’s personnel. There are only two officers of the Company.

K. Cybersecurity

Cybersecurity incident means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein. Cybersecurity threat means any potential unauthorized occurrence on or conducted through a registrant’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.

Due to the intimate nature of the Company, its limited resources and the assessed minimal risk of such an occurrence, the Company has no formal processes for assessing, identifying, and managing material risks from cybersecurity threats.

PART III

Financial Statements

The Consolidated Financial Statements for years ended December 31, 2023, 2022 and 2021 are attached as Exhibit 15.1.

Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2023, 2022 and 2021 year ends.

Exhibits

(a) The Consolidated Financial Statements for the years ended December 31, 2023, 2022 and, 2021

(b) Exhibits

Exhibit Number	Description

1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7*/	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8*//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of Michael T. Studer CPA P.C.

15.1	Audited Consolidated Financial Statements December 31, 2023

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

Dated May 15, 2024.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer

