Form 20-F
period 2024-12-31
GENOIL INC
filed 2025-04-30
CIK 1261002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F	OMB APPROVAL
OMB Number: 3235-0288
Expires: Dec. 31, 2025
Estimated average burden hours
per response..2628.16

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2024, 2023 and 2022

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

270 Bellevue Avenue

Newport RI 02840

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

____________________

(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

___________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

___________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the   period covered by the annual report.

Common Shares:  1,969,322,429 as of December 31, 2024, 1,913,137,429 as of December 31, 2023 and 696,013,029 as of December 31, 2022.

Preferred shares: (zero) as of December 31, 2024.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

As of December 31, 2024, the following potentially dilutive instruments were outstanding:

Warrants	262,795
Options	85,966,000
PACs	749,400,000
Notes	214,375
835,843,170
Shares o/s	1,969,322,429
Pot'l Dil'n	42%

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

Climate Disclosures

It is presently undetermined how climate change may affect Genoil’s business affairs. The Company presently has no Greenhouse Gas Emissions.

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

The address of its head office is

270 Bellevue Avenue

Newport RI 02840

and its phone number is 212-688-8868.

Recent History

2024

During the fourth quarter of 2024, the Company evaluated the land located in Alberta, Canada and determined that it no longer possesses any realizable value. Accordingly, the carrying amount of the land has been written off, and the loss has been recognized in the consolidated statement of operations for the period.

Effective December 31, 2024, as a result of the inflation protection provision, the principal balance due Lifschultz Enterprise Company LLC increased 2.950% or $6,143 (from $208,232 to $214,375) and the accrued interest balance due Lifschultz Enterprise Company LLC increased 2.950% or $1,106 (from $37,506 to $38,612). The $6,143 total increase in the principal and accrued interest balances has been included in Finance expense.

During the first quarter of 2024, the Company sold a total of 15,730,000 shares of common stock (and warrants) in private placements for total proceeds of $ 157,300.

During the second quarter of 2024, the Company sold a total of 14,390,000 shares of common stock (and warrants) in private placements for total proceeds of $143,800.

During the third quarter of 2024, the Company sold a total of 16,610,000 shares of common stock (and warrants) in private placements for total proceeds of $166,100.

During the fourth quarter of 2024, the Company sold a total of 8,265,000 shares of common stock (and warrants) in private placements for total proceeds of $75,650.

During the fourth quarter of 2024, the Company issued a total of 1,200,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $12,000.

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

Genoil has no exposure to areas of political conflict relating to the Israel-Hamas circumstance or the fall of the Assad regime in Syria.

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

Plan of Operation

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2025 year, and possibly beyond.

The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements.

Genoil expects to generate revenues for the design, implementation and procurement of its GHU® systems and/or the licensing of its intellectual property.

The Corporation has accumulated losses of $105.9 million to year ended December 31, 2024 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

To December 31, 2024, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

No recent acquisitions.

B. Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2025 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

During the first quarter of 2024, the Company sold a total of 15,730,000 shares of common stock (and warrants) in private placements for total proceeds of $ 157,300.

During the second quarter of 2024, the Company sold a total of 14,390,000 shares of common stock (and warrants) in private placements for total proceeds of $143,800.

During the third quarter of 2024, the Company sold a total of 16,610,000 shares of common stock (and warrants) in private placements for total proceeds of $166,100.

During the fourth quarter of 2024, the Company sold a total of 8,265,000 shares of common stock (and warrants) in private placements for total proceeds of $75,650.

During the fourth quarter of 2024, the Company issued a total of 1,200,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $12,000.

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

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present Chairman of the board of directors of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	757,606,362 38.47%

Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	446,742,210 22.69%

Thomas F. Bugg Director Calgary, Alberta	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.10%

Rolando Ramon Director Lucas, TX	Business Consultant	16-Jan-17	28-Jan-19	750,000 0.04%

Marco Quintela Director Spruce Grove, Alberta	Facility Operator	19-May-78	07-12-23	Nil

(*) The “Numbers of Securities Controlled” are comprised of common shares as of December 31, 20243.

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

Due to financial constraints, neither of the NEOs has ever received any cash compensation. Historically, the Corporation granted the NEOs option-based awards which were to be renewed upon expiration. The share-based awards granted to Messrs. Lifschultz and Abbott were granted: (i) as current compensation in lieu of options; or (ii) in certain instances, in replacement of expired options granted as compensation for previous years. The outstanding share-based awards represent 20 years of compensation to Messrs. Lifschultz and Abbott, the latter of whom was Mr. Lifschultz's aide before becoming an officer and director of the Corporation. Accordingly, their endeavors for the Corporation are to be rewarded only if the Corporation is successful and that success is reflected in the trading value of the Common Shares, thereby aligning management and Shareholder objectives.

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2024.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($) (1)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz,	2024 2023	- -	665,899 1,276,980	-	-	-	-	-	665,899 1,276,980
Chairman, Chief Executive Officer and Chief Financial Officer	2022 2021 2020	- - -	524,892 299,892 1,556,415	- - -	- - -	- - -	- - -	- - -	524,892 299,892 1,556,415
Bruce Abbott, President and Chief Operating Officer	2024 2023 2022 2021 2020	- - - - -	639,999 1,349,979 524,892 299,892 1,197,243	- - - - -	- - - - -	- - - - -	- - - - -	- - - - -	639,999 1,349,979 524,892 299,892 1,197,243

Notes:

(1)

The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2024, 2023, 2022, 2021 and 2020 was estimated on the dates of grant using the Black-Scholes pricing model.

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

Composition of the Board of Directors

As of December 31, 2024, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Thomas F. Bugg and Marco Quintela. Of the Board, Messrs. Ramon, Quintela and Bugg are "independent". Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President.

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

E. Share ownership.

There were 1,969,322,429 Common Shares issued and outstanding as of December 31, 2024 (2023 – 1,913,137,429). Information as to share and option information for directors, officers and key employees is discussed above in "Item 6. (A) Directors and Senior Management" and in "Item 6. (B) Compensation."

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

A. Major shareholders.

The following table sets forth information as of April 30, 2025, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2024, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 1,969,322,429 Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	757,606,362	38.47%
Common Shares	Bruce Abbott	446,742,210	22.69%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2024	December 31 2023

Due from related parties	$37,181	$102,330
Accrued interest payable to related parties	(38,612)	(10,406)
Convertible notes	(214,375)	(208,232)
Due to related parties	(46,875)	(46,875)
Net	$(262,681)	$(163,183)

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

Item 9. The Offer and Listing

A. Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low

Fiscal year ended December 31, 2024	0.02	0.00
Fiscal year ended December 31, 2023	0.00	0.00
Fiscal year ended December 31, 2022	0.01	0.00
Fiscal year ended December 31, 2021	0.02	0.01
Fiscal year ended December 31, 2020	0.03	0.02

Quarter	High	Low

Fiscal year ended December 31, 2024
First Quarter	0.00	0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00
Fiscal year ended December 31, 2023
First Quarter	0.00	0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.01	0.00

Most Recent Six Months	High	Low
November 2024	0.01	0.00
December 2024	0.01	0.01
January 2025	0.01	0.01
February 2025	0.02	0.01
March 2025	0.01	0.01
April 2025	0.02	0.00

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

C. Material contracts.

Genoil has entered into no material contracts in the ordinary course of business for the two years preceding this registration statement.

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

For the year ended December 31, 2024 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2024 due to the following material weakness:

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

C. Audit Fees

Michael T. Studer CPA P.C. served as the Corporation’s auditors from 2020 to 2023. The Corporation’s auditors were changed to HHP LLP for the 2024 financial year. The following table summarizes the aggregate fees for professional audit services and other services rendered by the respective firms in the past two years.

In US dollars

	2024	2023

Audit Fees	$15,000	$30,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$15,000	$30,000

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

Tax Fees

Tax fees are fees for professional services rendered related to tax compliance, tax advice and tax planning..

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

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

E. Share Repurchases

The Company has not repurchased any shares.

F. Change in registrant’s Certifying Accountant

The Company’s Board of Directors appointed HHL LLP as its new independent registered public accounting firm, effective as of December 26, 2024. Pursuant to Rule 2-01 (17 CFR 210.2-01(c)(6)) of the Sarbanes-Oxley Act of 2002, public companies are required to rotate their audit partners every five years.The Company filed Form 6-K on April 21, 2025.

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

PART III

Financial Statements

The Consolidated Financial Statements for years ended December 31, 2024, 2023 and 2022 are attached as Exhibit 15.1.

Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2024, 2023 and 2022 year ends.

Exhibits

(a) The Consolidated Financial Statements for the years ended December 31, 2024, 2023 and, 2022

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

__________

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

GENOIL INC.

Dated April 30, 2025.	By:	/s/ David K. Lifschultz
David K. Lifschultz
Chief Executive Officer

