Form 20-F
period 2025-12-31
GENOIL INC
filed 2026-05-13
CIK 1261002

OMB APPROVAL
UNITED STATES	OMB Number: 3235-0288
SECURITIES AND EXCHANGE COMMISSION	Expires: Dec. 31, 2026
WASHINGTON, D.C. 20549	Estimated average burden hours per response..2628.16

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2025 and 2024 and 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number

Genoil Inc.
(Exact name of Registrant as specified in its charter)

Genoil Inc.

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

4500 Bankers Hall East,

855 - 2nd Street SW, Calgary, AB, T2P 4K7

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

______________

(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

______________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

______________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 2,018,347,429 as of December 31, 2025, 1,969,322,429 as of December 31, 2024 and 1,913,137,429 as of December 31, 2023.

Preferred shares: (zero) as of December 31, 2025.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

The Company has incurred operating losses and negative cash flows from operations since inception and has not yet generated significant recurring revenues from operations. The Company has historically financed its operations primarily through the issuance of equity securities.

Management has evaluated the Company’s expected cash requirements for the twelve-month period following the issuance date of these financial statements and believes that existing cash resources, together with the Company’s historical ability and ongoing expectation to raise additional capital through equity financings, will be sufficient to fund planned operations and meet the Company’s obligations as they become due.

The Company has a demonstrated history of successfully raising capital through the sale of equity securities over many years, including under market conditions substantially similar to those currently existing. Management expects to continue accessing capital through existing and prospective investors as needed to support operations while continuing efforts to execute contracts and business initiatives intended to generate future revenues, cash flows, and profitability.

Accordingly, management has concluded that its plans are probable of being effectively implemented and that the conditions raising uncertainty regarding the Company’s liquidity are alleviated for the twelve-month period following the issuance date of these financial statements.

General Risk Factors

An investment in the Corporation's common shares (“Common Shares”) should be considered highly speculative.  In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating Genoil and its business.

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

As of December 31, 2025, the following potentially dilutive instruments were outstanding:

Warrants	275,795,000
Options	75,466,000
PACs	611,400,000
Notes	220,139
962,881,139
Shares o/s	2,018,347,429
Pot'l Dil'n	48%

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

During the reporting period, Genoil Inc. had no material operating activities, projects, or commercial operations that would generate significant greenhouse gas emissions or direct climate‑related physical risks. The Company continues to hold its proprietary hydrocarbon‑processing and upgrader‑related technologies, but none were in commercial operation or under active construction or commissioning. As a result, the Company does not report Scope 1, Scope 2, or material Scope 3 emissions, and there are no material climate‑related costs, capital expenditures, or regulatory charges for the period. Management continues to monitor climate‑related regulation and disclosure requirements; however, given the absence of operating activity, the financial and operational impacts of climate change on the Company’s business affairs for this period are not material. Should the Company re‑commence or expand operations, it will re‑assess climate‑related risks and opportunities and provide appropriate disclosures..

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

The address of its head office is

4500 Bankers Hall East,

855 - 2nd Street SW, Calgary, AB, T2P 4K7

and its phone number is 212-688-8868.

Recent History

2025

Effective December 31, 2025, as a result of the inflation protection provision, the principal balance due to Lifschultz Enterprise Company LLC increased 2.69% or $5,765 (from $214,375 to $220,139) and the accrued interest balance due Lifschultz Enterprise Company LLC increased 2.69% or $1,892 (from $70,364 to $72,256). The $7,657 total increase in the principal and accrued interest balances has been included in Finance expense in the accompanying consolidated statement of operations for the year ended December 31, 2025.

During the year ended December 31, 2025 the Company issued 43,375,000 shares of common stock (and warrants) in private placements for total net proceeds of $402,500.

During the year ended December 31, 2025 the Company issued 5,650,000 shares of common stock as compensation for services. The fair value of the shares totaled $54,000.

On March 25, 2026, the Company announced that its Upstream Upgrading Syncrude Production capability as an immediate, scalable response to the 2026 global energy crisis driven by the war with Iran and widespread attacks on Gulf energy infrastructure. Those events have produced sharp price spikes, national emergencies, fuel rationing, public unrest and broad economic strain across Asia, Europe and elsewhere.

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

Genoil is currently evaluating the possibility of converting the residue in light oil, estimated to be 40% of the total volume, to light oil. The potential of this conversion could amount to 40 million barrels of oil per day.

2023

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

During 2023, Genoil changed its approach on the application of the GHU. Rather than solely focusing on the conversion of in situ heavy oil, the focus has shifted to converting the residue in light oil. There are a hundred million barrels of oil being pumped out each day from wells all over the world. On the light oil side Genoil can increase light oil production 54% by converting the 35% residue in the light oil (Brent, WTI) to light oil.

The interest by potential customers has very greatly increased.

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

The Corporation has accumulated losses of $106.6 million to year ended December 31, 2025 and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

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

To December 31, 2025, the Corporation has incurred significant operating losses. The Corporation expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.

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

Acquisition

No recent acquisitions.

B. Liquidity and Capital Resources

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow its business. The Corporation expects to be able to fund its capital expenditure program to the end of 2026 using working capital and, to the extent required or desirable, through funds raised in the capital markets and short term loans.

During the year ended December 31, 2025 the Company issued 43,375,000 shares of common stock (and warrants) in private placements for total net proceeds of $402,500.

During the year ended December 31, 2025 the Company issued 5,650,000 shares of common stock as compensation for services. The fair value of the shares totaled $54,000.

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

Name and Office Held	Principal Occupation For Past Five Years	Date of Birth	Appointment	Number of Securities Controlled by Director and Percentage of Total (*)
David K. Lifschultz Chairman and CEO New York, NY	Chief Executive Officer of Genoil Inc. from 2002 to present Chairman of the board of directors of Genoil Inc. from 2002 to present.	23-Nov-45	25-Feb-02	757,606,362 37.54%

Bruce S. Abbott Director and COO New York, NY	President, COO and Director	27-Sep-76	10-Oct-13	446,742,210 22.13%

Thomas F. Bugg Director Calgary, Alberta	Business Consultant	30-Sep-50	02-Sep-20	2,000,000 0.10%

Rolando Ramon Director Lucas, TX	Business Consultant	16-Jan-17	28-Jan-19	750,000 0.04%

Marco Quintela Director Spruce Grove, Alberta	Facility Operator	19-May-78	07-12-23	Nil

(*) The “Numbers of Securities Controlled” are comprised of common shares as of December 31, 2025.

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

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the NEOs for the five most recently completed financial years ended December 31, 2025.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation ($)	Total Compensation ($)

David Lifschultz,	2025	-	-	-	-	-	-	-	-
	2024	-	665,899						665,889
Chairman, Chief Executive Officer and Chief Financial Officer	2023	-	1,276,980	-	-	-	-	-	1,276,980
	2022	-	524,892	-	-	-	-	-	524,892
	2021	-	299,892	-	-	-	-	-	299,892
Bruce Abbott, President and Chief Operating Officer	2025	-	-	-	-	-	-	-	-
	2024	-	639,999	-	-	-	-	-	639,999
	2023	-	1,349,979	-	-	-	-	-	1,349,979
	2022	-	524,892	-	-	-	-	-	524,892
	2021	-	299,892	-	-	-	-	-	299,892

Notes:

(1)

The Company accounts for Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

The fair value of Price Appreciation Certificates granted during 2025, 2024, 2023, 2022 and 2021 was estimated on the dates of grant using the Black-Scholes pricing model.

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

Composition of the Board of Directors

As of December 31, 2025, Genoil's Board of Directors consisted of Messrs. David Lifschultz, Rolando Ramon, Bruce Abbott, Thomas F. Bugg and Marco Quintela. Of the Board, Messrs. Ramon, Quintela and Bugg are “independent”. Mr. David Lifschultz is not independent as he is the Chairman and Chief Executive Officer of the Corporation. Bruce Abbott is not considered to be independent as he is the President.

The definition of “independence” that Genoil uses when determining a director's independence is derived from National Instrument 58-101, published by the Canadian Securities Administrators and adopted in all Canadian jurisdictions.

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

E. Share ownership.

There were 2,018,347,429 Common Shares issued and outstanding as of December 31, 2025 (2024 – 1,969,322,429). Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. (A) Directors and Senior Management” and in “Item 6. (B) Compensation.”

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

A. Major shareholders.

The following table sets forth information as of May 11, 2026, with respect to each person known to the Corporation to own more than 5% of its Common Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2025, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 2,018,347,429 Common Shares issued and outstanding.

Class of Share	Identity of Person or Group	Number of Shares Beneficially Owned	Percentage of Share Stock Beneficially Owned
Common Shares	David K. Lifschultz	757,606,362	37.54%
Common Shares	Bruce Abbott	446,742,210	22.13%

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

To the best of its knowledge, Genoil is not aware of any arrangements which may result in a change of control of Genoil at a subsequent date.

B. Related party transactions.

	December 31 2025	December 31 2024

Due from related parties	$-	$37,181
Accrued interest payable to related parties	(72,256)	(38,612)
Convertible notes	(220,139)	(214,375)
Due to related parties	(102,467)	(46,875)
Net	$(394,682)	$(262,681)

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

Please see “Item 3 Financial Statements” and Exhibit 15.1 for a list of the financial statements filed as part of this annual report statement.

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

Item 9. The Offer and Listing

A. Offer and listing details.

The following is a summary of the trading history of the Common Shares on the OTC Bulletin Board (in US dollars) for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the monthly high and low market prices for the most recent six months.

	Price per share on OTC Bulletin Board (US $)
Year	High	Low

Fiscal year ended December 31, 2025	0.02	0.00
Fiscal year ended December 31, 2024	0.02	0.00
Fiscal year ended December 31, 2023	0.00	0.00
Fiscal year ended December 31, 2022	0.01	0.00
Fiscal year ended December 31, 2021	0.02	0.01

Quarter	High	Low

Fiscal year ended December 31, 2025
First Quarter	0.02	0.01
Second Quarter	0.02	0.00
Third Quarter	0.02	0.00
Fourth Quarter	0.01	0.00
Fiscal year ended December 31, 2024
First Quarter	0.00	0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

Most Recent Six Months	High	Low
November 2025	0.01	0.01
December 2025	0.01	0.01
January 2026	0.00	0.00
February 2026	0.00	0.00
March 2026	0.00	0.00
April 2026	0.00	0.00

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

Dividend Distributions on Shares

Dividend distributions (including constructive dividends) paid by Genoil will be required to be included in the income of a U.S. Holder of Common Shares to the extent of the Corporation's current or accumulated earnings and profits (“E&P”) attributable to the distribution without reduction for any Canadian withholding tax withheld from such distributions.  Even if such payment is in fact not converted to U.S. dollars, the amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date.  To the extent distributions the Corporation pays on the Common Shares exceed the Corporation's current or accumulated E&P, they will be treated first as a return of capital up to a shareholder's adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

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

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”).  Genoil would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	at least 60% of Genoil's gross income consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interest, royalties, gains from shares and commodity transactions and rents; and

•	more than 50% of the total voting power of all classes of voting shares or the total value of outstanding shares is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to a shareholder of a Passive Foreign Investment Company (“PFIC”).  Genoil could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of the Corporation's gross income for the taxable year is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of the Corporation's assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all of its assets.

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

Controlled Foreign Corporation Rules

Generally, if more than 50% of the voting power or total value of all classes of Genoil's shares are owned, directly or indirectly, by U.S. shareholders, who individually own 10% or more of the total combined voting power of all classes of the Corporation's shares, the Corporation could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of its “Subpart F Income,” as defined in the Code. In addition, a gain from the sale or exchange of shares by a U.S. Holder of Common Shares who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be deemed ordinary dividend income to the extent that the Corporation's E&P is attributable to the shares sold or exchanged.

F. Dividends and paying agents.

Not required as this is an annual report under the Securities Act.

G. Statement by experts.

Not required as this is an annual report under the Securities Act.

H. Documents on display.

No longer required

I. Subsidiary information.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.

•	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2025, Emirates LLC had not yet commenced operations and holds no assets.

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

For the year ended December 31, 2025 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). The Company did not maintain effective segregation of duties over certain transactions leading to ineffective supervision and monitoring; and potential misappropriation of assets. This material weakness affects all significant accounts.

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

Based on this evaluation, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2025 due to the following material weakness:

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

C. Audit Fees

Michael T. Studer CPA P.C. served as the Corporation’s auditors from 2020 to 2023. The Corporation’s auditors were changed to HHP LLP for the 2024 financial year and forward. The following table summarizes the aggregate fees for professional audit services and other services rendered by the respective firms in the past two years.

In US dollars

	2025	2024

Audit Fees	$17,500	$15,000
Audit-Related Fees	-	-
Tax	-	-
All Other Fees	-	-

Total	$17,500	$15,000

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

F. Change in registrant’s Certifying Accountant

The Company’s Board of Directors appointed HHL LLP as its new independent registered public accounting firm, effective as of December 26, 2024. Pursuant to Rule 2-01 (17 CFR 210.2-01(c)(6)) of the Sarbanes-Oxley Act of 2002, public companies are required to rotate their audit partners every five years. The Company filed Form 6-K on April 21, 2025.

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

PART III

Financial Statements

The Consolidated Financial Statements for years ended December 31, 2025 and 2024 are attached as Exhibit 15.1.

Financial Statements

The registrant has elected to provide financial statements using accounting principles generally accepted in the United States of America (“GAAP”) for the 2025 and 2024 year ends.

Exhibits

(a) The Consolidated Financial Statements for the years ended December 31, 2025 and, 2024

(b) Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Genoil Inc. dated April 1, 1996

1.2*	Articles of Amendment of Genoil Inc. dated June 27, 1996

1.3***	Certificate and Articles of Amalgamation of Genoil Inc. dated September 5, 1996

1.4***	Certificate and Articles of Amendment of Genoil Inc. dated May 31, 2006

1.5***	By-laws of Genoil Inc. as adopted on May 2, 2006

2.2**	Note and Warrant Purchase Agreement and form of Convertible Note dated December 23, 2004

2.3***	$750,000 Convertible Promissory Note Dated October 24, 2005 with Lifschultz Enterprises Co., LLC.

2.4***	$750,000 Convertible Promissory Note Dated December 23, 2005 with Lifschultz Terminal and Leasing Ltd.

2.5****	$968,825.19 Convertible Promissory Notes Dated October 6, 2006 with Lifschultz Enterprises Co., LLC, Lifschultz Family Partnership LP and Sidney B. Lifschultz 1992 Family Trust

2.6****	Stock Option Plan of Genoil Inc., as amended October 25, 2001 and January 13, 2003, March 30, 2004, June 3, 2005, March 1, 2006, May 31, 2006, and May 14, 2007.

2.7 */	$1,227,355.84 Convertible Promissory Notes Dated October 6, 2009 with Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust, David K. Lifschultz and Bruce Abbott

2.8 *//	Convertible Promissory Notes Dated October 6, 2011 with Lifschultz Enterprises Co, LLC, Sidney B. Lifschultz 1992 Family Trust, David K Lifschultz and Bruce Abbott

4.1*	Sample Marketing Agreement

4.2*****	Funding Agreement with David K Lifschultz

11.1*****	Amended Code of Conduct as adopted on December 15, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Pursuant to 18 U.S.C. SECTION 1350

14.1	Independent Auditor’s Consent of HHL LLP

15.1	Audited Consolidated Financial Statements December 31, 2025

_______________

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

Dated May 11, 2026.

GENOIL INC.

By:	/s/ David K. Lifschultz
David K. Lifschultz Chief Executive Officer

